

TPG

**AG MORTGAGE
INVESTMENT TRUST, INC.**

2023
Annual Report

AG MORTGAGE INVESTMENT TRUST, INC.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-35151

AG MORTGAGE INVESTMENT TRUST, INC.

(Exact name of registrant as specified in its charter)

Maryland	**27-5254382**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**
245 Park Avenue, 26th Floor New York, New York	**10167**
(Address of Principal Executive Offices)	**(Zip Code)**

(212) 692-2000
(Registrant's Telephone Number, Including Area Code)
Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class:	Trading Symbols:	Name of each exchange on which registered:
Common Stock, $0.01 par value per share	MITT	New York Stock Exchange (NYSE)
8.25% Series A Cumulative Redeemable Preferred Stock	MITT PrA	New York Stock Exchange (NYSE)
8.00% Series B Cumulative Redeemable Preferred Stock	MITT PrB	New York Stock Exchange (NYSE)
8.000% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	MITT PrC	New York Stock Exchange (NYSE)
9.500% Senior Notes due 2029	MITN	New York Stock Exchange (NYSE)

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 and Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated filer	☐	Accelerated filer	☒
Non-Accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   Yes ☒   No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the registrant's voting common stock held by non-affiliates as of June 30, 2023 was $117,208,563.

As of March 6, 2024, there were 29,452,618 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement relating to its 2024 annual meeting of stockholders, to be filed with the U.S. Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year, are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated.

AG MORTGAGE INVESTMENT TRUST, INC.
TABLE OF CONTENTS

Forward-Looking Statements

We make forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in this report that are subject to substantial known and unknown risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, returns, results of operations, plans, yields, objectives, the composition of our portfolio, actions by governmental entities, including the Federal Reserve, and the potential effects of actual and proposed legislation on us, and our views on certain macroeconomic trends. When we use the words "believe," "expect," "anticipate," "estimate," "plan," "continue," "intend," "should," "may" or similar expressions, we intend to identify forward-looking statements.

These forward-looking statements are based upon information presently available to our management and are inherently subjective, uncertain and subject to change. There can be no assurance that actual results will not differ materially from our expectations. Some, but not all, of the factors that might cause such a difference include, without limitation:

- the persistence of labor shortages, supply chain imbalances, the Israel-Hamas conflict, the Russia-Ukraine conflict, inflation, and the potential for an economic recession;
- changes in our business and investment strategy;
- our ability to predict and control costs;
- changes in interest rates and the fair value of our assets, including negative changes resulting in margin calls relating to the financing of our assets;
- changes in the yield curve;
- changes in prepayment rates on the loans we own or that underlie our investment securities;
- regulatory and structural changes in the residential loan market and its impact on non-agency mortgage markets;
- increased rates of default or delinquencies and/or decreased recovery rates on our assets;
- our ability to obtain and maintain financing arrangements on terms favorable to us or at all;
- our ability to enter into, or refinance, securitization transactions on the terms and pace anticipated or at all;
- the degree to which our hedging strategies may or may not protect us from interest rate and credit risk volatility;
- our ability to realize all of the expected benefits of the acquisition of Western Asset Mortgage Capital Corporation ("WMC") or that such benefits may take longer to realize than expected (including because we incurred significant costs associated with such acquisition);
- our ability to refinance the remaining portion of the senior convertible notes assumed in the WMC acquisition in the manner anticipated or at all;
- changes in general economic conditions, in our industry and in the finance and real estate markets, including the impact on the value of our assets;
- conditions in the market for residential mortgage investments and Agency RMBS;
- conditions in the market for commercial investments, including the Company's ability to successfully realize the commercial investments acquired from WMC within the timeframe anticipated or at all;
- legislative and regulatory actions by the U.S. Congress, U.S. Department of the Treasury, the Federal Reserve and other agencies and instrumentalities;
- our ability to make distributions to our stockholders in the future;
- our ability to maintain our qualification as a REIT for federal tax purposes; and
- our ability to qualify for an exemption from registration under the Investment Company Act of 1940, as amended (the "Investment Company Act").

We caution investors not to rely unduly on any forward-looking statements, which speak only as of the date made, and urge you to carefully consider the risks noted above in this Annual Report on Form 10-K for the year ended December 31, 2023 and any subsequent filings. New risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us. Except as required by law, we are not obligated to, and do not intend to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements that we make, or that are attributable to us, are expressly qualified by this cautionary notice.

PART I

ITEM 1. BUSINESS

Our company

AG Mortgage Investment Trust, Inc. (the "Company," "MITT," "we," "us," and "our") is a residential mortgage REIT with a focus on investing in a diversified risk-adjusted portfolio of residential mortgage-related assets in the U.S. mortgage market. Our objective is to provide attractive risk-adjusted returns to our stockholders over the long-term, primarily through dividends and capital appreciation.

We focus our investment activities primarily on acquiring and securitizing newly-originated residential mortgage loans within the non-agency segment of the housing market. We obtain our assets through Arc Home, LLC ("Arc Home"), our residential mortgage loan originator in which we own an approximate 44.6% interest, and through other third-party origination partners. We finance our acquired loans through various financing lines on a short-term basis and utilize Angelo, Gordon & Co., L.P.'s ("TPG Angelo Gordon") proprietary securitization platform to secure long-term, non-recourse, non-mark-to-market financing as market conditions permit. Through our ownership in Arc Home, we also have exposure to mortgage banking activities. Arc Home is a multi-channel licensed mortgage originator and servicer primarily engaged in the business of originating and selling residential mortgage loans while retaining the mortgage servicing rights associated with certain loans that it originates.

In December 2023, we acquired Western Asset Mortgage Capital Corporation ("WMC"), an externally managed mortgage REIT that focused on investing in, financing and managing a portfolio of residential mortgage loans, real estate related securities, and commercial real estate loans. Through this acquisition, we increased our investment portfolio by $1.2 billion, which primarily consisted of Securitized Non-Agency Loans. For more information, refer to the "WMC Acquisition" section below.

Our investment portfolio (which excludes our ownership in Arc Home) primarily includes Residential Investments and Agency RMBS. Currently, our Residential Investments primarily consist of newly originated Non-Agency Loans and Agency-Eligible Loans, which we refer to as our target assets. In addition, we may also invest in other types of residential mortgage loans and other mortgage related assets.

As of December 31, 2023, our investment portfolio consisted of the following Residential Investments and Agency RMBS:

Asset Class	Description
Residential Investments	
Non-Agency Loans[1]	• Non-Agency Loans are loans that do not conform to the underwriting guidelines of a government-sponsored enterprise ("GSE"). Non-Agency Loans consist of Qualified mortgage loans ("QM Loans") and Non-Qualified mortgage loans ("Non-QM Loans"). QM Loans are residential mortgage loans that comply with the Ability-To-Repay rules and related guidelines of the Consumer Finance Protection Bureau ("CFPB").
Agency-Eligible Loans[1]	• Agency-Eligible Loans are loans that are underwritten in accordance with GSE guidelines and are primarily secured by investment properties, but are not guaranteed by a GSE. Although these loans are underwritten in accordance with GSE guidelines and can be delivered to Fannie Mae and Freddie Mac, the Company includes these loans within its Non-Agency securitizations.
Non-Agency RMBS[2]	• Non-Agency Residential Mortgage-Backed Securities ("RMBS") represent fixed- and floating-rate RMBS issued by entities other than U.S. GSEs or agencies of the U.S. government.
Re- and Non-Performing Loans[1]	• Performing, re-performing, and non-performing loans are residential mortgage loans collateralized by a first lien mortgaged property.
Agency RMBS[2]	• Agency RMBS represent interests in pools of residential mortgage loans guaranteed by a GSE such as Fannie Mae or Freddie Mac, or an agency of the U.S. Government such as Ginnie Mae.

(1) These investments are included in the "Securitized residential mortgage loans, at fair value," "Residential mortgage loans, at fair value," and "Residential mortgage loans held for sale, at fair value" line items on the consolidated balance sheets.
(2) These investments are included in the "Real estate securities, at fair value" line item on the consolidated balance sheets.

In addition, our investment portfolio includes commercial loans, commercial-mortgage backed securities ("CMBS") and other securities (collectively, the "Legacy WMC Commercial Investments") that were acquired in the WMC acquisition. The Legacy WMC commercial loans primarily include first lien commercial mortgage loan participations and are included in the "Commercial loans, at fair value" line item on the consolidated balance sheets. The Legacy WMC CMBS primarily include fixed-rate and floating-rate CMBS, secured by, or evidencing an ownership interest in, a single commercial mortgage loan or a pool of commercial mortgage loans, and are included in the "Real estate securities, at fair value" line item on the consolidated balance sheets. We expect to either hold the Legacy WMC Commercial Investments until maturity or opportunistically exit these investments.

Our primary sources of income are net interest income from our investment portfolio, changes in the fair value of our investments or hedge portfolio, and income from our investment in Arc Home. Net interest income consists of the interest income we earn on investments less the interest expense we incur on borrowed funds and any costs related to hedging. Income from our investment in Arc Home is generated through its mortgage banking activities which represents the origination and subsequent sale of residential mortgage loans and servicing income sourced from its portfolio of mortgage servicing rights.

We were incorporated in Maryland on March 1, 2011 and commenced operations in July 2011. We conduct our operations to qualify and be taxed as a REIT for U.S. federal income tax purposes. Accordingly, we generally will not be subject to U.S. federal income taxes on our taxable income that we distribute currently to our stockholders as long as we maintain our intended qualification as a REIT, with the exception of business conducted in our domestic taxable REIT subsidiaries ("TRS") which are subject to corporate income tax. We also operate our business in a manner that permits us to maintain our exemption from registration under the Investment Company Act.

Our Manager and TPG Angelo Gordon

We are externally managed by AG REIT Management, LLC, a Delaware limited liability company (the "Manager"), a wholly-owned subsidiary of TPG Angelo Gordon, a diversified credit and real estate investing platform within TPG Inc. ("TPG"). TPG (Nasdaq: TPG) is a leading global alternative asset management firm.

On November 1, 2023, TPG completed the previously announced acquisition of TPG Angelo Gordon (the "TPG Transaction"), pursuant to which TPG Angelo Gordon, including our Manager, became indirect subsidiaries of TPG. Pursuant to the management agreement with our Manager, the closing of the TPG Transaction resulted in an assignment of the management agreement. The independent directors of our Board of Directors unanimously consented to such assignment on July 31, 2023 in advance of the TPG Transaction closing. There were no changes to the management agreement in connection with the TPG Transaction and the assignment of the management agreement became effective upon the closing of the TPG Transaction.

Pursuant to the terms of our management agreement, our Manager provides us with our management team, including our officers, along with appropriate support personnel. All of our officers are employees of TPG Angelo Gordon or its affiliates. We do not have any employees. Our Manager is at all times subject to the supervision and oversight of our Board of Directors and has only such functions and authority as our Board of Directors delegates to it. Our Manager has delegated to TPG Angelo Gordon the overall responsibility with respect to our Manager's day-to-day duties and obligations arising under our management agreement. TPG Angelo Gordon is a registered investment adviser under the Investment Advisers Act of 1940, as amended.

Through our relationship with our Manager, we benefit from the expertise and relationships that TPG Angelo Gordon has established which provides us with resources to generate attractive risk-adjusted returns for our stockholders. Our management has significant experience in the mortgage industry and expertise in structured credit investments. We are able to leverage our Manager, along with our ownership interest in Arc Home, a vertically integrated origination platform, to access investment opportunities in the non-agency residential mortgage loan market. This strategic advantage has enabled us to grow our investment portfolio and remain active in the securitization markets, utilizing TPG Angelo Gordon's proprietary securitization platform to deliver non-agency investments to a diverse mix of investors.

WMC Acquisition

On December 6, 2023, (the "Closing Date") we completed our acquisition of WMC. On the Closing Date, WMC merged with and into AGMIT Merger Sub, LLC, a Delaware limited liability company and our wholly owned subsidiary ("Merger Sub"), with Merger Sub continuing as the surviving company (the "Merger"). As contemplated by the Agreement and Plan of Merger, dated as of August 8, 2023 (the "Merger Agreement"), the certificate of merger was filed with the Secretary of State of the State of Delaware, and the Merger was effective at 8:15 a.m., Eastern Time, on the Closing Date (the "Effective Time").

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, each outstanding share of WMC common stock, par value $0.01 per share ("WMC Common Stock"), was converted into the right to receive the following (the "Per Share Merger Consideration"): (i) from us, 1.498 shares of our common stock; and (ii) from our Manager, a cash amount equal to $0.92 (the "Per Share Additional Manager Consideration"). No fractional shares of our common stock were issued in the Merger, and the value of any fractional interests to which a former holder of WMC Common Stock was otherwise entitled was paid in cash.

In addition, on August 8, 2023, we and our Manager entered into an amendment (the "MITT Management Agreement Amendment") to our existing management agreement, pursuant to which (i) the base management fee will be reduced by $0.6 million for the first four quarters following the Effective Time, beginning with the fiscal quarter in which the Effective Time occurs (i.e., resulting in an aggregate $2.4 million waiver of base management fees), and (ii) our Manager will waive its right to seek reimbursement from us for any expenses otherwise reimbursable by us under the management agreement in an amount equal to approximately $1.3 million, which is the excess of $7.0 million over the aggregate Per Share Additional Manager Consideration paid by our Manager to the holders of WMC Common Stock under the Merger Agreement.

Additionally, each outstanding share of WMC's restricted common stock and each WMC restricted stock unit (each, a "WMC Equity Award") vested in full immediately prior to the Effective Time and, as of the Effective Time, was considered outstanding for all purposes of the Merger Agreement, including the right to receive the Per Share Merger Consideration, except that WMC Equity Awards granted to certain members of the WMC board of directors at WMC's 2023 annual stockholders' meeting (collectively, the "2023 WMC Director Awards") were treated as follows: (i) for M. Christian Mitchell and Lisa G. Quateman, who were appointed to the our board of directors as of the Effective Time, the 2023 WMC Director Awards were equitably adjusted effective as of the Effective Time into awards relating to shares of our common stock that have the same value, vesting terms and other terms and conditions as applied to the corresponding WMC restricted stock units immediately prior to the Effective Time and (ii) for the other members of the WMC board of directors, the 2023 WMC Director Awards accelerated and vested pro-rata effective as of immediately prior to the Effective Time based on a fraction, the numerator of which was 166 (the number of days between the grant date and the Closing Date) and the denominator of which was 365, and the remaining unvested portion of such 2023 WMC Director Awards was cancelled without any consideration.

The issuance of shares of our common stock to the former stockholders of WMC was registered under the Securities Act, pursuant to a registration statement on Form S-4 (File No. 333-274319), as amended, filed by MITT with the Securities and Exchange Commission (the "SEC") and declared effective on September 29, 2023 (the "Registration Statement"). The joint proxy statement/prospectus included in the Registration Statement contains additional information about the Merger, the Merger Agreement and the transactions contemplated thereby.

Pursuant to the Merger Agreement, approximately 9.2 million shares of our common stock were issued in connection with the Merger to former WMC common stockholders, and former WMC common stockholders owned approximately 31% of the common equity of MITT as the combined company following the consummation of the Merger.

Our strategies

Our investment strategy

We rely on the experience of our Manager's personnel to direct our investments. Our Manager's investment philosophy is based on a rigorous and disciplined approach to credit analysis and is focused on fundamental in-depth research. Our Manager makes investment decisions based on a variety of factors, including expected risk-adjusted returns, yields, relative value, credit fundamentals, vintage of collateral, prepayment speeds, supply and demand trends, general economic and market sector trends, the shape of the yield curve, liquidity, availability of adequate financing, borrowing costs, macroeconomic conditions, and maintaining our REIT qualification and our exemption from registration under the Investment Company Act.

In accordance with investment guidelines adopted by our Board of Directors, our Manager evaluates specific investment opportunities as well as our overall portfolio composition. Our Manager makes day-to-day determinations as to the timing and allocations of our investment portfolio. These decisions depend upon prevailing market conditions and may change over time in response to opportunities available in different interest rate, economic and credit environments. As a result, we cannot predict the percentage of our assets that will be invested in any one of our approved asset classes at any given time. We may change our strategy and policies without a vote of our stockholders.

Our financing and hedging strategy

We use leverage to increase potential returns to our stockholders and to fund the acquisition of our investment portfolio. Our financing strategy is designed to increase the size of our investment portfolio by borrowing against the fair value of the assets in our portfolio. When acquiring residential mortgage loans and other assets, we finance our investments using repurchase agreements or similar financing arrangements, which we refer to collectively as "financing arrangements." Upon accumulating a targeted amount of residential mortgage loans, we finance these assets utilizing long-term, non-recourse, non-mark-to-market securitizations as market conditions permit.

Repurchase agreements involve the sale and a simultaneous agreement to repurchase the transferred assets or similar assets at a future date. The amount borrowed generally is equal to the fair value of the assets pledged less an agreed-upon discount, referred to as a "haircut." The size of the haircut reflects the perceived risk associated with the pledged asset. Haircuts may change as our financing arrangements mature or roll and are sensitive to governmental regulations. Interest rates for our financing arrangements are determined based on prevailing rates (typically a spread over a base rate) corresponding to the terms of the borrowings, and interest is paid on a monthly basis or, for shorter term arrangements, at the end of the term. Repurchase agreements typically have a term of up to one year for loans and a term of 30 to 90 days for securities. Repurchase agreements are generally mark-to-market with respect to margin calls and recourse to us.

Our financing arrangements generally include customary representations, warranties, and covenants, but may also contain more restrictive supplemental terms and conditions. Although specific to each financing arrangement, typical supplemental terms include requirements of minimum equity and liquidity, leverage ratios, and performance triggers. In addition, some of the financing arrangements contain cross default features, whereby default under an agreement with one lender simultaneously causes default under agreements with other lenders. To the extent that we fail to comply with the covenants contained in these financing arrangements or are otherwise found to be in default under the terms of such agreements, the counterparty has the right to accelerate amounts due under the associated agreement. As of December 31, 2023, we are in compliance with all of our financial covenants.

In connection with the WMC acquisition, one of our subsidiaries assumed, and the Company guaranteed, $86.25 million aggregate principal amount of senior unsecured indebtedness, represented by WMC's 6.75% Convertible Senior Notes due 2024 (the "Legacy WMC Convertible Notes"). The Legacy WMC Convertible Notes can be redeemed at our option on or after June 15, 2024, and mature on September 15, 2024. In January 2024, we issued an aggregate of $34.5 million in 9.500% Senior Notes due 2029 and, as of the date of this Annual Report, we have used approximately $7.1 million of the proceeds from such issuance to repurchase a portion of the Legacy WMC Convertible Notes. We continue to evaluate potential opportunities to address the remaining portion of the Legacy WMC Convertible Notes.

Subject to maintaining our qualification as a REIT and our Investment Company Act exemption, we utilize derivative instruments in an effort to hedge certain interest rate risk associated with the financing of our investment portfolio. Specifically, we seek to hedge our exposure to potential interest rate mismatches between the interest we earn on our investments and our borrowing costs caused by fluctuations in short-term interest rates. We may utilize interest rate swaps, swaption agreements, and other financial instruments such as short positions in to-be-announced securities. In utilizing leverage and interest rate derivatives, our objectives are to improve risk-adjusted returns and, where possible, to lock in, on a long-term basis, a spread between the yield on our assets and the costs of our financing and hedging.

Risk management strategy

The primary components of our risk management strategy are:

- *Disciplined adherence to risk-adjusted return*. Our Manager deploys capital when it believes that risk-adjusted returns are attractive. In this analysis, our Manager considers the initial net interest spread of the investment, the cost of hedging and our ability to optimize returns over time through rebalancing activities. Our Manager's investment team has extensive experience implementing this approach.
- *Concurrent evaluation of interest rate and credit risk.* Our Manager seeks to balance our portfolio with both credit risk-intensive assets and interest rate risk-intensive assets. Both of these primary risk types are evaluated against a common risk-adjusted return framework.
- *Active hedging and rebalancing of portfolio.* Our Manager periodically evaluates our portfolio against pre-established risk tolerances and will take corrective action through asset sales, asset acquisitions, and dynamic hedging activities to bring the portfolio back within these risk tolerances. We believe this approach generates more attractive long-term returns than an approach that either attempts to hedge away a majority of the interest rate or credit risk in the portfolio

at the time of acquisition, on the one end of the risk spectrum, or a highly speculative approach that does not attempt to hedge any of the interest rate or credit risk in the portfolio, on the other end of the risk spectrum.

- *Strategic approach to increased risk.* Our Manager's investment strategy is to preserve our ability to extend our risk-taking capacity during periods of changing market fundamentals.

Investment policies

We comply with investment policies and procedures and investment guidelines that are approved by our Board of Directors and implemented by our Manager. Our Manager reports on our investment portfolio at each regularly scheduled meeting of our Board of Directors. Our independent directors do not review or approve individual investment, leverage or hedging decisions made by our Manager made in accordance with our investment policies.

Our investment policies include the following guidelines, among others:

- No investment shall be made that would cause us to fail to qualify as a REIT for federal income tax purposes;
- No investment shall be made that would cause us to be regulated as an investment company under the Investment Company Act; and
- Our investments will primarily be in our target assets.

Our target assets include the types of assets described in this Annual Report, under the heading "Our company" above, and our subsequent periodic filings with the SEC. Our investment policies may be changed by our Board of Directors without the approval of our stockholders.

Allocation policy

Consistent with its duties as a registered investment adviser, TPG Angelo Gordon has an investment allocation policy that governs the allocations of investment opportunities among itself and its clients, and this investment allocation policy also applies to our Manager and us. Pursuant to this policy, TPG Angelo Gordon and our Manager allocate investment opportunities among its clients in a manner which is fair and equitable over time and does not favor one client or group of clients.

Investment opportunities in our target assets may be allocated among us and TPG Angelo Gordon funds and accounts that are eligible to purchase such target assets. TPG Angelo Gordon considers the following factors, among others, when assigning investment opportunities among us and its other clients:

- Capital available for new investments;
- Existing ownership and target position size;
- Investment objective or strategies;
- Risk or investment concentration parameters;
- Supply or demand for an investment at a given price level;
- Cash availability and liquidity requirements;
- Regulatory restrictions;
- Minimum investment size;
- Relative size or "buying power;"
- Regulatory and tax considerations, including the impact on our status under the Investment Company Act and REIT status; and
- Such other factors that may be relevant to a particular transaction.

In addition, our Manager may be precluded from transacting in particular investments in certain situations, including but not limited to situations where TPG Angelo Gordon or its affiliates may have a prior contractual commitment with other accounts or clients or as to which TPG Angelo Gordon or any of its affiliates possesses material, non-public information. Consistent with TPG Angelo Gordon's fiduciary duty to all of its clients, it may give priority in the allocation of investment opportunities to certain clients to the extent necessary to meet regulatory requirements, client guidelines and/or contractual obligations. TPG Angelo Gordon or our Manager may determine that an investment opportunity is appropriate for a particular account, but not for another. In addition, TPG Angelo Gordon or its employees may invest in opportunities declined by our Manager for us. The investment allocation policy may be amended by TPG Angelo Gordon at any time without our consent. As the investment programs of the various entities and accounts managed by TPG Angelo Gordon change and develop over time, additional issues and considerations may affect TPG Angelo Gordon's allocation policy and its expectations with respect to the allocation of investment opportunities. To the extent permitted by law, TPG Angelo Gordon is permitted to bunch or aggregate orders or to elect not to bunch or aggregate orders for a particular client account with orders for other accounts, notwithstanding that the effect of such bunching, aggregation or lack thereof may operate to the disadvantage of some clients.

Operating and regulatory structure

REIT qualification

We have elected to be treated as a REIT under Sections 856 through 859 of the Internal Revenue Code of 1986, as amended (the "Code"). Our qualification as a REIT depends upon our ability to meet on a continuing basis, through actual investment and operating results, various complex requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the diversity of ownership of our shares. We believe that we are organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our manner of operation enables us to meet the requirements for qualification and taxation as a REIT.

We generally need to distribute at least 90% of our ordinary taxable income each year (subject to certain adjustments) to our stockholders in order to qualify as a REIT under the Code. Our ability to make distributions to our stockholders depends, in part, upon the performance of our investment portfolio.

As a REIT, we generally are not subject to U.S. federal income tax on our REIT taxable income that we distribute currently to our stockholders. If we fail to qualify as a REIT in any taxable year and do not qualify for certain statutory relief provisions, we will be subject to U.S. federal income tax at regular corporate rates and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which we lost our REIT qualification. Accordingly, our failure to qualify as a REIT could have a material adverse impact on our results of operations and our ability to pay distributions, if any, to our stockholders. Even if we qualify for taxation as a REIT, we may be subject to some U.S. federal, state and local taxes on our income or property. In addition, any income earned by a domestic taxable REIT subsidiary, or TRS, will be subject to corporate income taxation.

Investment Company Act exemption

We conduct our operations so that we are not considered an investment company under Section 3(a)(1)(C) of the Investment Company Act. Under Section 3(a)(1)(C) of the Investment Company Act, a company is deemed to be an investment company if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire "investment securities" having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, (the "40% test"). "Investment securities" do not include, among other things, U.S. government securities and securities issued by majority-owned subsidiaries that (i) are not investment companies and (ii) are not relying on the exceptions from the definition of investment company provided by Section 3(c)(1) or 3(c)(7) of the Investment Company Act.

Conducting our operations so as not to be considered an investment company under the Investment Company Act and the rules and regulations promulgated under the Investment Company Act and SEC staff interpretive guidance limits our ability to make certain investments. For example, these restrictions limit our and our subsidiaries' ability to invest directly in Agency RMBS mortgage-related securities that represent less than the entire ownership in a pool of mortgage loans or debt and equity tranches of Non-Agency RMBS (in each case to the extent such interest are not retained interest in securitizations consisting of mortgage loans that were owned by us and such securitizations were not sponsored by us in order to obtain financing to acquire additional mortgage loans), certain real estate companies and assets not related to real estate.

Competition

Our net income depends, in large part, on our ability to acquire assets at favorable spreads over our borrowing and hedging costs. In acquiring our investments, we compete with other mortgage REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, financial institutions, governmental bodies, hedge funds, and other entities. In addition, numerous REITs and specialty finance companies have similar asset acquisition objectives to ours. These other REITs and specialty finance companies increase competition for the available supply of our target assets suitable for purchase. Many of our competitors are significantly larger than we are, have greater access to capital and other resources and may have other advantages over us. Our competitors may include other entities managed by affiliates of our Manager. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than we can. Market conditions may attract more competitors, which may increase the competition for sources of financing. An increase in the competition for sources of financing could adversely affect the availability and cost of financing.

We have access to our Manager's professionals and their industry expertise, which we believe provides us with a competitive advantage. These professionals help us assess investment risks and determine appropriate pricing for certain potential investments. These relationships enable us to compete more effectively for attractive investment opportunities. Despite certain competitive advantages, we may not be able to achieve our business goals or expectations due to the competitive risks that we face.

Human Capital Resources

We have no employees. All of our officers, and our dedicated or partially dedicated personnel, are employees of TPG Angelo Gordon or its affiliates. We are highly dependent upon TPG Angelo Gordon's employees and, in turn, TPG Angelo Gordon's ability to create a respectful and inclusive firm culture to attract and retain the necessary talent to provide services to our company and its assets.

The following is a description of human capital resources at TPG Angelo Gordon. On November 1, 2023, TPG completed the previously announced TPG Transaction, pursuant to which TPG Angelo Gordon, including our Manager, became indirect subsidiaries of TPG. TPG is a leading global alternative asset management firm, founded in San Francisco in 1992, with $222 billion of asset under management (as of December 31, 2023) and investment and operational teams around the world. TPG invests across a broadly diversified set of strategies, including private equity, impact, credit, real estate and market solutions. As a result of the acquisition, TPG Angelo Gordon operates its business as a new platform within TPG. For additional information regarding TPG and its human capital resources, see TPG's public filings with the SEC.

TPG Angelo Gordon

As of December 31, 2023, TPG Angelo Gordon had over 650 employees.

Recruiting and Employee Retention

In order to attract, retain, and support talented employees, TPG Angelo Gordon strives to offer competitive compensation and benefits, partner with diverse recruitment organizations, participate in industry-oriented, Diversity and Inclusion focused initiatives (as described further below), and provide employees with ample opportunity to give back to the communities they work in and around. TPG Angelo Gordon also offers its full-time employees access to robust health and wellness programs, including:

- Health insurance, paid time off and leave programs
- Bright Horizons back-up care program
- 401(k) plan
- Physical activity subsidy and access to wellness platforms
- Employee assistance program

Diversity & Inclusion

TPG Angelo Gordon promotes a diverse and inclusive culture where all voices are welcomed and heard, embracing the individual differences, life experiences, knowledge, inventiveness, innovation, self-expression, unique capabilities and talent of its employees. TPG Angelo Gordon does not tolerate any conduct that denigrates or shows hostility toward an individual because of a characteristic protected by law, is personally offensive, impairs morale or adversely impacts the work environment. TPG Angelo Gordon supports diverse recruitment, opportunity and retention through its active partnerships with diverse recruitment organizations and diversity and inclusion-focused initiatives, including:

- Girls Who Invest
- Seizing Every Opportunity (SEO)
- Toigo

In addition, TPG Angelo Gordon's diversity focuses include practices and policies on recruitment and selection, professional development and training, promotions, and the ongoing development of a work environment built on the premise of gender and diversity equity, formally outlined in TPG Angelo Gordon's anti-discrimination and anti-harassment policies. TPG Angelo Gordon also fosters a more inclusive culture through a variety of other diversity and inclusion initiatives, including:

- corporate training

- special events
- community outreach
- corporate philanthropy

Further, our Board of Directors is committed to seeking highly qualified individuals from minority groups (including gender and ethnically/racially diverse groups) to include in the pool from which board nominees are selected. As of the date of this report, three of the eight members of our Board of Directors are female.

Community Involvement and Philanthropy

TPG Angelo Gordon has a long history of supporting its employees' dedication of time, resources and passion in having a positive impact on the communities in which they live and work. TPG Angelo Gordon's philanthropy and community engagement is driven by the diverse interests and perspectives of its employees. Recently, TPG Angelo Gordon launched a philanthropic platform, AG Gives, creating a new path for employees to contribute to their communities through volunteerism, charitable giving, and education.

Operational Impact/Corporate Governance

We are committed to good corporate governance practices that strengthen alignment of interests with our stockholders. For example:

- 3/4 of our Board members are independent and our Board has an independent, Non-Executive Chair.
  - In connection with the WMC acquisition closing, we appointed two independent board members from the WMC board of directors, increasing the size of our Board to eight members.
- 38% of our Board members are female.
- We are committed to Board refreshment (3.9 year average director tenure).
- Shares received as director compensation are subject to a lock-up for the duration of such director's tenure.
- Established common stock ownership minimums, with a policy prohibiting pledging or hedging.
- We do not have a classified board and we hold annual elections of directors.
- Adopted Corporate Governance Guidelines & Code of Business Conduct and Ethics.
- Our Board and each committee conduct self-assessments annually.
- Our Board committees are comprised solely of independent directors.
- Regular meetings of independent directors without management and with independent auditors.

In addition, TPG Angelo Gordon's commitment to strong corporate governance includes embracing opportunities to reduce its environmental impact.

Available information

Our principal executive offices are located at 245 Park Avenue, 26th Floor, New York, New York 10167. Our telephone number is (212) 692-2000. Our website can be found at www.agmit.com. We make available free of charge, through the SEC filings section of our website, access to our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports, as are filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as well as our proxy statements with respect to our annual meetings of stockholders, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our Exchange Act reports filed with, or furnished to, the SEC are also available at the SEC's website at www.sec.gov and can also be found on our website at www.agmit.com. The content of any website referred to in this Form 10-K is not incorporated by reference into this Form 10-K unless expressly noted.

ITEM 1A. RISK FACTORS

If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and stockholders may lose some or all of their investment. Readers should not consider any descriptions of these factors to be a complete set of all potential risks that could affect us.

Summary Risk Factors

Risks Related to our Company, Business, and Operations
- Our ability to grow our business is dependent upon our Manager's ability to source, acquire and finance a large volume of desirable non-agency loans and other target assets on attractive terms.
- Disruptive, exogenous geopolitical or other macroeconomic events or large-scale conflicts, including warfare among countries could materially and adversely affect our business.
- The mortgage loans we acquire or that underlie our RMBS expose us to significant credit risk that could negatively affect the value of those investments.
- We engage in securitization transactions relating to residential mortgage loans which exposes us to potentially material risks.
- Our Manager's due diligence of potential investments may be insufficient, which could lead to investment losses.
- Our Manager's investment models may be incorrect which could lead to investment losses.
- We operate in a highly competitive market.
- We may experience periods of significant illiquidity for our assets, which could adversely impact our business.
- Valuations of our investments may at times be unavailable or unreliable.
- The outbreak of highly infectious or contagious diseases could adversely impact or cause disruption to our financial condition and results of operations.
- Increases in interest rates could adversely affect the value of our investments and cause our interest expense to increase, which could negatively affect our profitability and our ability to make distributions.
- Failure of the U.S. federal government to avoid a government shutdown may negatively impact the economic environment and adversely impact our results of operations.
- We may be adversely affected by risks affecting borrowers or the asset or property types in which our investments may be concentrated at any given time, as well as from climate change or other unfavorable changes in the related geographic regions.
- Climate change, climate change-related initiatives and regulation and the increased focus on environmental, social and governance (ESG) issues, may adversely affect our business and financial results and damage our reputation.
- Cybersecurity risks may cause a disruption to our operations, a compromise or corruption of our confidential information, and/or damage to our business relationships, all of which could negatively impact our business.
- The failure of servicers to effectively service the mortgage loans in our portfolio and the MSRs in Arc Home's portfolio may materially and adversely affect us, and market disruptions may make it more difficult for the loan servicers to perform a variety of services for us, which may adversely impact our business and financial results.
- Arc Home is highly dependent upon programs administered by the GSEs, and changes in the GSEs' servicing or origination guidelines or overall operations could have a material adverse effect on Arc Home's business.
- Arc Home is subject to extensive licensing requirements and regulation, which could materially and adversely affect us.
- An economic slowdown or a deterioration of the housing market could increase both interest expense on servicing advances and operating expenses and could cause a reduction in income from, and the value of, Arc Home's servicing portfolio.
- We may fail to realize all of the expected benefits of the WMC acquisition.

Risks Related to our Investments
- Our investments in non-agency residential mortgage loans, including Non-QM Loans in particular, subject us to legal, regulatory and other risks.
- We invest in Agency-Eligible Loans, which expose us to an increased risk of loss.
- Changes in prepayment rates may adversely affect the return on our investments.
- Prepayment rates are difficult to predict, and market conditions may disrupt the historical correlation between interest rate changes and prepayment trends.
- Any credit ratings assigned to our investments will be subject to ongoing evaluations and revisions and we cannot assure you that those ratings will not be downgraded.
- Our investment in lower rated Non-Agency RMBS resulting from the securitization of our assets or otherwise, exposes us to the first loss on the mortgage assets held by the securitization vehicle. Additionally, the principal and interest payments on Non-Agency RMBS are not guaranteed by any entity, including any government entity or GSE, and therefore are subject to increased risks, including credit risk.

Risks Related to Legacy WMC Commercial Investments
- Commercial real estate-related investments that are secured by commercial real property, which were acquired by us in the WMC acquisition, are subject to delinquency, foreclosure and loss, which could result in losses to us.

Risks Related to U.S. Government Programs
- The federal conservatorship of Fannie Mae and Freddie Mac and related efforts, along with any changes in laws and regulations affecting the relationship between these agencies and the U.S. government, may adversely affect our business.

Risks Related to Financing Activities

*   We have a material amount of corporate indebtedness, which could have significant effects on our business.
*   Our business strategy involves the use of leverage, and we may become overleveraged or not achieve what we believe is optimal leverage, which may materially adversely affect our liquidity, results of operations or financial condition.
*   The securitization process expose us to risks, which could result in losses to us.
*   Our financing arrangements contain restrictive operating covenants.
*   If a counterparty to our repurchase transaction defaults on its obligation to resell or return the underlying security back to us at the end of the transaction term, we may lose money on such financing arrangement.
*   Our rights under our repurchase agreements may be subject to the effects of the bankruptcy laws in the event of the bankruptcy or insolvency of us or our lenders under the financing arrangements, which may allow our lenders to repudiate our financing arrangements.
*   Pursuant to the terms of borrowings under our financing arrangements, we are subject to margin calls that could result in defaults or force us to sell assets under adverse market conditions or through foreclosure.
*   The Federal Reserve's actions and statements regarding monetary policy and the management of its balance sheet can affect the fixed income and mortgage finance markets in ways that could adversely affect our future business and financial results and the value of, and returns on, real estate-related investments and other assets we own or may acquire.

Risks Related to our Management and our Relationships with our Manager and its Affiliates

*   We are dependent upon our Manager, its affiliates and their key personnel and may not find a suitable replacement if the management agreement with our Manager is terminated or such key personnel are no longer available to us, which would materially and adversely affect us.
*   The management agreement was not negotiated on an arm's length basis and the terms, including the fees payable to our Manager, may not be as favorable to us as if the agreement was negotiated with unaffiliated third-parties.
*   Our governance and operational structure could result in conflicts of interest.
*   We may enter into transactions to purchase or sell investments with entities or accounts managed by our Manager or its affiliates.
*   Our Manager's fee structure may not create proper incentives or may induce our Manager and its affiliates to make riskier or more speculative investments, which increase the risk of our portfolio.
*   Our Manager will not be liable to us for any acts or omissions performed in accordance with our management agreement.
*   Termination of our management agreement would be costly and, in certain cases, not permitted.

Risks Related to Taxation

*   Our failure to qualify as a REIT would result in higher taxes and reduced cash available for distribution to our stockholders.
*   The failure of assets subject to repurchase agreements to be treated as owned by us for U.S. federal income tax purposes could adversely affect our ability to qualify as a REIT.
*   Our ownership of and relationship with our TRSs will be limited, and a failure to comply with the limits would jeopardize our REIT status and may result in the application of a 100% excise tax.
*   Uncertainty exists with respect to the treatment of TBAs for purposes of the REIT asset and income tests.
*   New legislation or administrative or judicial action, in each instance potentially with retroactive effect, could make it more difficult or impossible for us to qualify as a REIT.
*   Complying with the REIT requirements may limit our ability to hedge effectively.
*   The tax on prohibited transactions will limit our ability to engage in transactions, including certain methods of securitizing mortgage loans, that would be treated as sales for U.S. federal income tax purposes.
*   There may be tax consequences to any modifications to our borrowings, our hedging transactions and other contracts to replace references to LIBOR.

Risks Related to our Organization and Strategy

*   Loss of our exemption from regulation under the Investment Company Act would impose significant limits on our operations, which would negatively affect the value of shares of our common stock and our ability to make distributions.
*   Certain provisions of Maryland law could inhibit a change in our control.

Other Risks Related to Ownership of Our Common Stock

*   Investing in our common stock may involve a high degree of risk. Investors in our common stock may experience losses, volatility, and poor liquidity, and we may reduce or not pay our dividends at all in a variety of circumstances.

Risks Related to our Company, Business, and Operations

Our ability to grow our business is dependent upon our Manager's ability to source, acquire and finance a large volume of desirable non-agency loans and other target assets on attractive terms.

Our investment strategy is focused on acquiring and securitizing newly-originated residential non-agency mortgage loans. Our ability to successfully execute this strategy, grow our business, and achieve attractive risk-adjusted returns for our stockholders are dependent upon our Manager's ability to source, acquire and finance on our behalf a large volume of desirable non-agency loans and other target assets on attractive terms, and our Manager may be unable to do so for many reasons. We derive a portion of our non-agency loans through Arc Home. Arc Home is heavily dependent on its ability to fund its non-agency loans through warehouse facilities, which are generally short-term in nature. If Arc Home is unable to renew or obtain new facilities, it would adversely impact its ability to grow its non-agency loan production and its overall business. In addition, Arc Home has no obligation to sell non-agency loans and other target assets to us and our Manager may be unable to locate other originators that are able or willing to originate non-agency loans and other target assets that meet our standards on favorable terms or at all. General economic factors, such as recession, declining home values, unemployment and high interest rates, all of which we are currently experiencing, have and may continue to limit the supply of available non-agency loans and other target assets.

Moreover, competition for non-agency loans and other target assets or changes in GSE regulations may drive down supply or drive up prices, making it uneconomical to purchase such loans or other target assets. For instance, in acquiring non-agency loans and other target assets from unaffiliated parties, we compete with a broad spectrum of institutional investors, many of which have greater financial resources than us. Increased competition for, or a reduction in the available supply of, qualifying investments could result in higher prices for (and thus lower yields on) such investments, which could narrow the yield spread over borrowing costs. Competition may also reduce the number of investment opportunities available to us and may adversely affect the terms upon which investments can be made. We may incur due diligence or other costs on investments which may not be successful or may not be completed at all. As a result, we may incur additional costs to acquire a sufficient volume of non-agency loans and other target assets or be unable to acquire such loans and other target assets at reasonable prices or at all. There can be no assurance that attractive investments will be available for us or that available investments will meet our strategies. If we cannot source, acquire and finance an adequate volume of desirable non-agency loans and other target assets on attractive terms or at all, we may be materially and adversely affected.

Further, the success of our investment strategy is highly dependent upon our ability to finance our target assets through non-recourse, non-mark-to-market securitization transactions. Although market conditions for securitizations improved slightly in 2023 over the unprecedented spread level widening experienced in 2022, there is no guarantee that conditions will continue to improve. Prior to executing a securitization transaction, we typically acquire assets with warehouse financing subject to margin calls which typically are associated with a higher level of risk than other non-recourse, non-mark-to-market financing. In executing securitization transactions, we rely on third-party service providers, including custodians, rating agencies, servicers, and due diligence firms, to support the completion of such transactions in a timely and efficient manner. These third-party service providers may not have sufficient resources to dedicate the appropriate time and attention needed for securitization transactions conducted by us and our competitors. Resources, including sufficient personnel resources, of third-party service providers may be negatively impacted by a variety of factors. To the extent that third-party service providers on which we rely are not able to dedicate sufficient resources to provide the necessary services to us, we may be delayed in completing, or unable to complete, securitization transactions on the pace anticipated in our business plan and our operating results may be materially and adversely impacted.

Further, certain jurisdictions require a license to purchase, hold, enforce or sell residential mortgage loans. We may contribute our loans to entities, including one or more trusts whose trustee is a national bank, which rely on exemptions from state licensing requirements. Certain states have and others could seek to challenge such analysis and ultimately require us to obtain any necessary state license. There can be no assurance that the use of trusts will satisfy an exemption from licensing requirements because regulatory agencies may adopt a different interpretation of various laws. If a license is required, there can be no assurance that we will be able to obtain the requisite licenses in a timely manner or at all or in all necessary jurisdictions, or that the use of the trusts will reduce the requirement for licensing, any of which could limit our ability to invest in residential mortgage loans. Our failure to obtain and maintain required licenses may expose us to penalties or other claims and may affect our ability to acquire an adequate and desirable supply of mortgage loans to conduct our securitization program and, as a result, could harm our business.

Disruptive, exogenous geopolitical or other macroeconomic events or large-scale conflicts, including warfare among countries could materially and adversely affect our business.

From time to time, tensions between countries may erupt into warfare and may adversely affect neighboring countries and those who conduct trade or foreign relations with those affected regions. Such acts of war may cause widespread and lingering damage on a global scale, including, but not limited to, (i) safety and cybersecurity, (ii) the economy, and (iii) global relations.

The wars between Russia and Ukraine and Hamas and Israel have and will continue to result in instability and adversely affect the global economy or specific markets. In addition, these geopolitical tensions can cause an increase in volatility in commodity and energy prices, creating supply chain issues, and causing instability in financial markets. Sanctions imposed by the United States and other countries in response to such conflict could further adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others, could exacerbate market and economic instability. Further, Russia has launched an onslaught of cyberwarfare against Ukraine as part of its ongoing invasion, targeting the country's critical infrastructure, government agencies, media organizations, and related think tanks in the U.S. and EU.

The U.S. federal government has cautioned Americans on the possibility of Russia targeting the U.S. with cyber attacks in retaliation for sanctions that the U.S. has imposed and has urged both the public and private sectors to strengthen their cyber defenses and protect critical services and infrastructure. Additionally, President Biden directed government bodies to mandate cybersecurity and network defense measures within their respective jurisdictions and has initiated action plans to reinforce cybersecurity within the electricity, pipeline, and water sectors. The current administration also launched joint efforts with Cybersecurity and Infrastructure Security Agency (CISA) through its "Shields Up" campaign to defend the U.S. against possible cyber attacks. CISA published advisories warning of Russian state-sponsored threat actors targeting "COVID-19 research, governments, election organizations, healthcare and pharmaceutical, defense, energy, video gaming, nuclear, commercial facilities, water, aviation, and critical manufacturing" sectors in the U.S. and other Western nations. While we have not experienced such cyber attacks and have not detected activity that would indicate a planned cyber attack, to date, it is yet unknown whether Russia would be successful in breaching our network defenses or, more broadly, those within the areas listed above, which, if successful, may cause disruptions to critical infrastructure required for our operations and livelihoods, or those of borrowers of our loans or underlying our investments and service providers.

Disruption, instability, volatility, and decline in economic activity, regardless of where it occurs, whether caused by acts of war, other acts of aggression, or terrorism, could in turn also cause higher interest rates, inflation or general economic uncertainty, which could negatively impact borrowers of our loans or underlying our investments, service providers, or otherwise adversely impact the value of our assets.

The subsequent disposition or sale of such impacted assets could further affect our future losses or gains, as they are based on the difference between the sale price received and adjusted amortized cost of such assets at the time of sale. These risks may be more pronounced for investments with significant credit risk, as discussed above. If we experience a decline in the fair value of our investments, it could materially and adversely affect our business, results of operations, financial condition and ability to make distributions to our stockholders.

The mortgage loans we acquire or that underlie our RMBS expose us to significant credit risk that could negatively affect the value of those investments.

As of December 31, 2023, our residential loan portfolio was our predominant asset class, and we expect to continue to seek investment opportunities primarily focused on residential whole loans. We are exposed to significant credit risk primarily through direct investments in residential real estate mortgage loans and the ownership of RMBS. Investors in residential mortgage assets assume the risk that the related borrowers may default on their obligations to make full and timely payments of principal and interest, as well as the risks discussed below, among other risks.

No U.S. Government Guarantee or Structural Credit Enhancement. We acquire residential mortgage loans primarily within the non-agency segment of the housing market, including agency-eligible loans, and also own re/non-performing loans (the borrower is or at one time was severely delinquent), all of which are subject to significant risk of loss. Unlike Agency RMBS, residential mortgage loans generally are not guaranteed by the U.S. government or any government-sponsored enterprise such as Fannie Mae and Freddie Mac. Agency-eligible loans are underwritten in accordance with guidelines defined by GSEs and are primarily secured by investment properties, but such loans are not guaranteed by a GSE. Additionally, by directly acquiring residential mortgage loans, we do not receive the structural credit enhancements that benefit senior tranches of RMBS. A residential mortgage loan is directly exposed to losses resulting from a default by the borrower. Therefore, the value of the underlying property, the creditworthiness and financial position of the borrower, and the priority and enforceability of the lien will significantly impact the value of such mortgage loan. In the event of a foreclosure, we may assume direct ownership of the underlying real estate. The liquidation proceeds upon sale of such real estate may not be sufficient to recover our cost basis in the loan, and any cost or delay involved in the foreclosure or liquidation process may increase losses. The value of residential mortgage loans is also subject to property damage caused by hazards, such as earthquakes or environmental hazards, not covered by standard property insurance policies and to a reduction in a borrower's mortgage debt by a bankruptcy court. In addition, claims may be assessed against us because of our position as a mortgage holder or property owner, including assignee liability, environmental hazards, tax and other liabilities. In some cases, these claims may lead to losses exceeding the purchase price of the related mortgage or property.

Enhanced Non-QM Loan Risks. A significant portion of our residential loan portfolio is comprised of Non-QM Loans. Non-QM Loans are generally loans to finance (or refinance) one- to four-family residential properties that are not considered to meet the definition of a "Qualified Mortgage" in accordance with guidelines adopted by the Consumer Financial Protection Bureau, or CFPB, and may be considered to be lower credit quality. The ownership of Non-QM Loans will also subject us to legal, regulatory and other risks, including those arising under federal consumer protection laws and regulations designed to regulate residential mortgage loan underwriting and originators' lending processes, standards, and disclosures to borrowers. Failure of residential mortgage loan originators or servicers to comply with the ability-to-repay laws and regulations could subject us, as an assignee or purchaser of these loans (or as an investor in securities backed by these loans), to monetary penalties assessed by the CFPB and by mortgagors, including by recoupment or setoff of finance charges and fees collected, and could result in rescission of the affected residential mortgage loans. See the Risk Factor captioned "— Risks Related to our Investments — Our investments in non-agency residential mortgage loans, including Non-QM Loans in particular, subject us to legal, regulatory and other risks" in this Annual Report for more details.

Greater General Credit Risks. In addition, credit losses on residential mortgage loans can occur for many reasons (many of which are beyond our control), including: fraud; poor underwriting; poor servicing practices; weak economic conditions; increases in payments required to be made by borrowers; declines in the value of homes; earthquakes, the effects of climate change (including flooding, drought, wildfire and severe weather), and other natural disaster events; uninsured property loss; borrower over-leveraging; costs of remediation of environmental conditions, such as indoor mold; changes in zoning or building codes and the related costs of compliance; acts of war or terrorism; pandemics; changes in legal protections for borrowers and other changes in law or regulation; and personal events affecting borrowers, such as reduction in income and job loss. Lingering concerns about the real estate market, interest rate levels remaining higher for longer, inflation, energy costs and geopolitical issues may contribute to increased volatility and uncertainty about the economy and markets.

All of the risks discussed above could negatively impact the value of our investments and have a material adverse effect on our business. These risks may be more pronounced during times of market volatility and negative economic conditions, such as those being experienced currently.

We engage in securitization transactions relating to residential mortgage loans which exposes us to potentially material risks.

A significant part of our business and growth strategy is to engage in securitization transactions to finance newly-acquired residential mortgage loans. Engaging in securitization transactions and other similar transactions generally requires us to accumulate loans or other assets prior to securitization. If demand for investing in securitization transactions weakens, we may be unable to complete the securitization of loans accumulated for that purpose, and we may finance such assets on repurchase facilities or other similar financing arrangements for a prolonged period of time, which would reduce our target returns and continue to subject us to the risk associated with mark-to-market recourse financing for such investments.

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") and related laws and regulations relating to credit risk retention for securitizations (the "Risk Retention Rules"), when we sponsor a residential mortgage loan securitization, we are required to retain at least 5% of the fair value of the mortgage-backed securities issued in the securitization. We may also co-sponsor a securitization where we are the party obligated to comply with the Risk Retention Rules. We can retain either an "eligible vertical interest" (which consists of at least 5% of each class of securities issued in the securitization), an "eligible horizontal residual interest" (which is the most subordinate class of securities with a fair value of at least 5% of the aggregate credit risk) or a combination of both totaling 5% (the "Required Credit Risk"). We are required to hold the Required Credit Risk until the later of (i) the fifth anniversary of the securitization closing date and (ii) the date on which the aggregate unpaid principal balance of the mortgage loans in such securitization has been reduced to 25% of the aggregate unpaid principal balance of the mortgage loans as of the securitization closing date, but no longer than the seventh anniversary of the closing date (such date, the "Sunset Date"). In addition, before the Sunset Date, we may not engage in any hedging transactions if payments on the hedge instrument are materially related to the Required Credit Risk and the hedge position would limit our financial exposure to the Required Credit Risk. Also, we may not pledge our interest in any Required

Credit Risk as collateral for any financing unless such financing is full recourse to us. If we pledge our interest in Required Credit Risk as collateral on financing that is full recourse to us, which we generally seek to do, and the lender takes possession of the underlying collateral, we may not be in compliance with the Risk Retention Rules and it is uncertain as to what the consequences may be. Our Required Credit Risk could subject us to the first losses on our securitizations and is illiquid, which may make it more difficult to meet our liquidity needs, which may materially and adversely affect our business and financing condition. Thus, the Risk Retention Rules materially limit our ability to sell and hedge a portion of our RMBS that we acquire through our securitizations and subjects us to the credit risk related to the retained RMBS that we otherwise may have sold.

Additional risks include:

Risks relating to repurchase agreements. Our inability to securitize these loans would require us to secure financing in the form of repurchase agreements. Repurchase agreements may be shorter term in nature as compared to the financing term achieved by way of securitization and will subject us to the risk of margin calls and the risk that we may not be able to refinance these repurchase agreements when they mature. These risks may have an adverse impact on our business and our liquidity. See the Risk Factor captioned "— Risks Related to Financing Activities — Pursuant to the terms of borrowings under our financing arrangements, we are subject to margin calls that could result in defaults or force us to sell assets under adverse market conditions or through foreclosure." in this Annual Report for more details.

Risks relating to underwriting and due diligence. Prior to acquiring loans or other assets for securitizations, we may undertake underwriting and due diligence efforts with respect to various aspects of the loan or asset. When underwriting or conducting due diligence, we rely on resources and data available to us, which may be limited, and we rely on investigations by third-parties. We may also only conduct due diligence on a sample of a pool of loans or assets we are acquiring and assume that the sample is representative of the entire pool. Our underwriting and due diligence efforts may not reveal matters that could lead to losses.

Risks relating to marketing and disclosure documentation. When engaging in securitization transactions, we may prepare marketing and disclosure documentation. If our marketing and disclosure documentation are alleged or found to contain inaccuracies or omissions, we may be liable under federal and state securities laws (or under other laws) for damages to third-party investors or otherwise incur litigation costs. Additionally, we may retain various third-party service providers when we engage in securitization transactions, including underwriters or initial purchasers, trustees, administrative and paying agents, and custodians, among others. We may contractually agree to indemnify these service providers against various third-party claims and associated losses they may suffer in connection with the provision of services to us and/or the securitization trust.

Our Manager's due diligence of potential investments may be insufficient, which could lead to investment losses.

Our Manager values our target assets based on loss-adjusted yields, taking into account estimated future defaults on the mortgage loans and other investments, and the estimated impact of those defaults on expected future cash flows. These default estimates are based in part on our Manager's assessment of the strengths and weaknesses of the originators, borrowers, and the underlying property values, as well as other factors. Our Manager's default estimates may not prove accurate, which could lead to investment losses (particularly as related to investments with significant credit risk, as discussed above). This risk may be more pronounced during times of market volatility and negative economic conditions, such as those currently being experienced.

Our Manager's investment models may be incorrect either due to inaccurate models or incorrect third-party data, which could lead to investment losses.

Given the complexity of certain of our investments and strategies, our Manager must rely heavily on analytical models (both proprietary models developed by our Manager and those supplied by third-parties) as well as models and data supplied by third-parties. When this information or analysis proves to be incorrect, any decisions made in reliance thereon expose us to potential risks. For example, by relying on this potentially faulty information or analysis, our Manager may be induced to buy certain investments at prices that are too high, to sell certain other investments at prices that are too low or to miss favorable opportunities altogether. Similarly, any hedging may prove to be unsuccessful.

Some of the analytical models used by our Manager, such as mortgage prepayment models, mortgage default models, and models providing risk sensitivities (e.g., duration) rely on predictive assumptions which could prove to be incorrect. In addition, the predictive models used by our Manager may differ substantially from those models used by other market participants, with the result that valuations based on these predictive models may be substantially higher or lower for certain investments than actual market prices. Furthermore, since predictive models are usually constructed based on historical data supplied by third-parties, the success of relying on such models may depend heavily on the accuracy and reliability of the supplied historical data and the ability of these historical models accurately to reflect future periods.

All valuation models rely on correct market data inputs. If incorrect market data is entered into even a well-founded valuation model, the resulting valuations will be incorrect. Third-party data may be more prone to inaccuracies in light of volatile market conditions and unprecedented conditions created by geopolitical uncertainty or other conditions or events. However, even if the input of market data is correct, "model prices" often differ substantially from prices that could be achieved in a market transaction, especially for securities that are illiquid and have complex characteristics or embedded structural leverage, such as derivative securities.

These risks may lead to investment losses (particularly as related to investments with significant credit risk, as discussed above).

We operate in a highly competitive market.

Our profitability depends, in large part, on our ability to acquire our target assets at favorable prices. Although we expect to acquire a portion of our loans from our mortgage originator, Arc Home, in which we own a 44.6% interest, Arc Home has no obligation to sell non-agency residential mortgage loans and other target assets to us. In addition, non-agency residential mortgage loans originated by Arc Home are generally allocated among us and other affiliated funds with substantially similar investment strategies to us. To the extent that Arc Home's volume production decreases or our allocation of such loans by our Manager decreases, we may experience difficulties in obtaining the volume of loans needed to grow our business and execute our investment strategy. We also acquire non-agency residential mortgage loans and other target assets from unaffiliated third parties, including through the secondary market when market conditions and asset prices are conducive to making attractive purchases. In acquiring non-agency residential mortgage loans and other target assets from unaffiliated third parties, we compete with other mortgage REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, financial institutions, governmental bodies, hedge funds and other entities. Additionally, we may also compete with the U.S. Federal Reserve and the U.S. Treasury to the extent they purchase assets meeting our objectives pursuant to various purchase programs. Many of our competitors are significantly larger than us, have greater access to capital and other resources and may have other advantages over us. Our competitors may include other entities managed by affiliates of our Manager. See "— Risks Related to our Management and our Relationships with our Manager and its Affiliates — Our governance and operational structure could result in conflicts of interest." for further information.

In addition to existing companies, other companies may be organized in the future for similar purposes, including companies focused on purchasing mortgage assets. A proliferation of such companies may increase the competition for equity capital and thereby adversely affect the market price of our common stock. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of assets and establish more relationships than us.

We also may have different operating constraints from those of our competitors including, among others, (1) tax-driven constraints such as those arising from our qualifying and maintaining our qualification as a REIT, (2) restraints imposed on us as a result of maintaining our exclusion from the definition of an "investment company" or other exemptions under the Investment Company Act and (3) restraints and additional costs arising from our status as a public company. Furthermore, competition for our target assets may lead to the price of such assets increasing, which may further limit our ability to generate desired returns. We cannot assure you that the competitive pressures we face will not have a material adverse effect on us.

We may experience periods of significant illiquidity for our assets, which could adversely impact our business.

Future market developments or disruptions, including adverse developments in financial and capital markets, could reduce the liquidity in the markets of the assets that we own. For example, upon the onset of the volatility created by the COVID-19 pandemic, we were unable to efficiently liquidate certain assets to raise capital, and residential whole loans present more acute liquidity risks as they are generally more cumbersome to sell (unlike RMBS, which normally trade in an active market). Such decreased liquidity can cause us to sell our assets at a price lower than we would normally sell them or cause us to hold our assets longer than we would normally hold them. In addition, price volatility normally associated with periods of illiquidity could cause our lenders to require us to pledge additional assets as collateral. If we are unable to obtain sufficient short-term financing or our assets are insufficient to meet the collateral requirements, then we may be compelled to liquidate particular assets at an inopportune time and at distressed sale prices. These conditions could adversely impact our business.

Valuations of our investments may at times be unavailable or unreliable.

The values of some of our investments may not be readily determinable. We measure the fair value of these investments in accordance with guidance set forth in Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC 820-10, "Fair Value Measurements and Disclosures." Ultimate realization of the value of an asset depends to a great extent on economic and other conditions that are beyond our control. Further, fair value is only an estimate based on our Manager's good faith judgment of the price at which an investment can be sold between willing buyers and sellers. If we were to liquidate a particular asset, the realized value may be more than or less than the fair value that we ascribe to that asset.

Our Manager's determination of the fair value of our investments often depends on inputs provided by third-party dealers and pricing services. Valuations of certain of our investments are often difficult to obtain or are unreliable. In general, dealers and pricing services heavily disclaim their valuations. Depending on the complexity and illiquidity of a security, valuations of the same security can vary substantially from one dealer or pricing service to another. Wide disparities in asset valuations may be more pronounced during periods when market participants are engaged in distressed sales. Therefore, our results of operations for a given period could be adversely affected if our determinations regarding the fair value of these investments are materially higher than the values that we ultimately realize upon their disposal.

The outbreak of highly infectious or contagious diseases could adversely impact or cause disruption to our financial condition and results of operations.

The U.S. and other countries have experienced, and may experience in the future, outbreaks of contagious diseases that affect public health and public perception of health risk. The outbreak or spread of any highly infectious or contagious disease could result in federal, state and local governments and private entities mandating various restrictions quarantines, curfews, "stay-at-home" or "shelter in place" orders and similar mandates for many individuals to substantially restrict daily activities and for many businesses to curtail or cease normal operations, any of which could adversely impact our Manager's ability to successfully operate our business. In addition, outbreaks or pandemics have and may continue to disrupt global supply chains, contribute to increased inflation, increase rates of unemployment and adversely impact many industries. Future disruptions and governmental actions, due to an outbreak of any highly infectious or contagious disease, combined with any associated economic and/or social instability or distress, may have an adverse impact on our results of operations, financial condition and cash available for distribution.

In particular, the outbreak or spread of any highly infectious or contagious disease may impact our financing strategy and liquidity. We finance many of the mortgage loans and real estate related securities we acquire with borrowings under repurchase facilities and other financing arrangements and, as market conditions permit, refinance these assets through securitization transactions. If as a result of an outbreak or pandemic, the financing markets were to experience another period of extreme volatility and illiquidity, we may be forced to sell our mortgage loans, real estate related securities and other assets that secure our repurchase facilities and other financing arrangements on less favorable terms to us than might otherwise be available in a regularly functioning market and such actions could result in deficiency judgments and other claims against us. These conditions would have a materially negative effect on our results of operations, and, in turn, cash available for distribution to our stockholders and on the value of our assets. For example, in 2020 with the onset of the COVID-19 pandemic, we experienced significant declines in the value of our assets financed through repurchase facilities and other financing arrangements as well as adverse developments with respect to the cost and terms of such financing, and received margin calls, default notices and deficiency letters from certain of our financing counterparties well in excess of historical norms. We were able to resolve these deficiencies and related matters with lenders during 2020, but at significant expense and the size of our investment portfolio and market capitalization decreased substantially as a result of satisfying margin calls and defaults.

Any outbreak or pandemic, and the resulting impacts on the financial, economic and capital markets environment, and future developments in these and other areas may result in material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows. Moreover, the risk factors discussed in this "Risk Factors" section are likely to also be impacted directly or indirectly by the impact of an outbreak or pandemic.

Increases in interest rates could adversely affect the value of our investments and cause our interest expense to increase, which could negatively affect our profitability and our ability to make distributions.

Our investment portfolio is primarily comprised of residential mortgage loans and RMBS. An investment in such assets will generally decline in value if interest rates increase, particularly long-term interest rates. Declines in market value may ultimately reduce earnings or result in losses to us, which may negatively affect cash available for distribution to our stockholders.

The relationship between short-term and longer-term interest rates is often referred to as the "yield curve." Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. In a normal yield curve environment, short-term interest rates are lower than longer-term interest rates. If short-term interest rates rise disproportionately relative to longer-term interest rates (a flattening of the yield curve), our borrowing costs will generally increase more rapidly than the interest income earned on our assets.

Because our investments will generally bear interest based on longer-term rates than our borrowings, a flattening of the yield curve would tend to decrease our net interest margin, net income, and book value. It is also possible that short-term interest rates may exceed longer-term interest rates (a yield curve inversion), in which event our borrowing costs may exceed our interest income and we could incur operating losses. Additionally, to the extent cash flows from investments that return scheduled and unscheduled principal are reinvested, the spread between the yields on the new investments and available borrowing rates may decline, which would likely decrease our net income.

A significant risk associated with our target assets is the risk that both long-term and short-term interest rates will increase significantly. If long-term rates increase significantly, the market value of these investments will decline, and the duration and weighted average life of the investments will increase due to the slowing of the prepayment rate. At the same time, an increase in short-term interest rates will increase the amount of interest owed on the financing arrangements we enter into to finance the purchase of our investments.

Subject to maintaining our qualification as a REIT and our exclusion from regulation as an investment company under the Investment Company Act, we have utilized and expect to continue to utilize various derivative instruments and other hedging instruments to mitigate interest rate risk, but there can be no assurances that our hedges will be successful, or that we will be able to enter into or maintain such hedges. As a result, interest rate fluctuations can cause significant losses, reductions in income, and could materially and adversely affect us.

In addition, in periods of higher interest rates, such as what we are currently experiencing, there is generally reduced demand for mortgage loans due to the higher cost of borrowing. A reduction in the volume of mortgage loans originated has and may continue to affect the volume of target assets available to us, which could adversely affect our ability to acquire assets that satisfy our investment objectives. If interest rates continue to remain high or increase further and cause us to be unable to acquire a sufficient volume of our target assets with a yield that is above our borrowing cost, it could materially and adversely affect us.

Failure of the U.S. federal government to avoid a government shutdown may negatively impact the economic environment and adversely impact our results of operations.

Congressional disagreement over the federal budget and the maximum amount of debt the federal government is permitted to have outstanding (commonly referred to as the "debt ceiling") has previously caused the U.S. federal government to shut down for periods of time. Generally, if effective legislation to fund government operations and manage the level of federal debt is not enacted, the federal government may suspend its investments for certain government accounts, among other available options, in order to prioritize payments on its obligations. A failure by the U.S. Congress to pass spending bills or address the debt ceiling at any point in the future would increase the risk of default by the U.S. on its obligations, the risk of a lowering of the U.S. federal government's credit rating, and the risk of other economic dislocations. Such a failure, or the perceived risk of such a failure, could consequently have a material adverse effect on the financial markets and economic conditions in the U.S. and globally. Twice in the past decade, by the appropriations legislation deadline Congress failed to pass a new appropriations bill or continuing resolution to temporarily extend funding, resulting in U.S. government shutdowns that caused federal agencies to halt non-essential operations. Current funding measures will fund only certain government programs through September 30, 2024, and if lawmakers cannot pass a continuing resolution or a new federal budget by such time, another federal government shutdown could begin. If economic conditions severely deteriorate as a result of U.S. federal government fiscal gridlock, our operations, or those of our tenants, could be affected, which may adversely impact our financial condition and results of operations. These risks may also impact our overall liquidity, our borrowing costs, or the market price of our common stock.

We may be adversely affected by risks affecting borrowers or the asset or property types in which our investments may be concentrated at any given time, as well as from climate change or other unfavorable changes in the related geographic regions.

Our assets are not subject to any geographic, diversification or concentration limitations except that we concentrate in residential mortgage-related investments. Accordingly, our investment portfolio may be concentrated by geography, asset type (as is the case currently, as residential whole loans are by far our most concentrated asset type), property type and/or borrower, increasing the risk of loss to us if the particular concentration in our portfolio is subject to greater risks or suffers adverse developments. In addition, adverse economic conditions in the areas where the properties securing or otherwise underlying our investments are located (including business layoffs or downsizing, industry slowdowns, changing demographics and other factors) and local real estate conditions (such as oversupply or reduced demand) may have an adverse effect on the value of our investments. Moreover, a geographic concentration of our investments in an area which has been or may become adversely impacted by climate change (including flooding, drought, wildfire, tornados, and other severe weather) may negatively impact the performance of those investments.

As of December 31, 2023, 38% of the total fair value of our residential mortgage loan portfolio was secured by properties located in California, which are particularly susceptible to natural disasters such as fires, earthquakes and mudslides. In addition, as of December 31, 2023, 10% of the total fair value of our residential mortgage loan portfolio, was secured by properties located in Florida, which are particularly susceptible to natural disasters such as hurricanes and floods. In addition, the effects of climate change have made, and may continue to make, certain types of insurance, such as flood insurance, increasingly difficult and/or expensive to obtain in these and certain other areas. A material decline in the demand for and value of real estate in these areas may materially and adversely affect us. Lack of diversification can further increase the correlation of non-performance and foreclosure risks among our investments.

Climate change, climate change-related initiatives and regulation and the increased focus on environmental, social and governance (ESG) issues, may adversely affect our business and financial results and damage our reputation.

Recently, there has been growing concern from advocacy groups and the general public over the effects of climate change on the environment. Government mandates, standards and regulations enacted in response to these projected impacts of climate change could result in restrictions on land development in certain areas or increased energy, transportation and raw material costs. These concerns have also resulted in increasing governmental and societal attention to ESG matters, including expanding mandatory and voluntary reporting, diligence, and disclosure on topics such as climate change, waste production, water usage, human capital, labor, and risk oversight, could expand the nature, scope, and complexity of matters that we are required to control, assess, and report. These and other rapidly changing laws, regulations, policies and related interpretations, as well as increased enforcement actions by various governmental and regulatory agencies, may create challenges for us, including our compliance and ethics programs, may alter the environment in which we do business and may increase the ongoing costs of compliance, which could adversely impact our results of operations and cash flows. If we are unable to adequately address such ESG matters or we fail or are perceived to fail to comply with all laws, regulations, policies and related interpretations, it could negatively impact our reputation and our business results.

Further, significant physical effects of climate change including extreme weather events such as hurricanes or floods can also have an adverse impact on real estate assets that secure our residential mortgage loans. See "—We may be adversely affected by risks affecting borrowers or the asset or property types in which our investments may be concentrated at any given time, as well as from climate change or other unfavorable changes in the related geographic regions."

Cybersecurity risks may cause a disruption to our operations, a compromise or corruption of our confidential information, and/or damage to our business relationships, all of which could negatively impact our business.

Our business is highly dependent on the communications and information systems of our Manager, its affiliates and third-party service providers. A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity or availability of our information resources. These incidents could involve gaining unauthorized access to our information systems for purposes of misappropriating assets, stealing proprietary and confidential information, corrupting data or causing operational disruption. System breaches in particular are evolving. Computer malware, viruses, computer hacking, phishing attacks, ransomware, and other electronic security breaches have become more frequent and more sophisticated. The result of these incidents may include disrupted operations, delays or other problems in our securities trading activities, misstated or unreliable financial data, liability for stolen assets or information, increased cybersecurity protection and insurance costs, litigation and damage to our investor relationships and reputation, any or all of which could have a material adverse effect on our results of operations and cash flows and negatively affect the market price of our common stock and our ability to make distributions to our stockholders.

As our reliance on technology has increased, so have the risks posed to our information systems, including those provided by the Manager and third-party service providers (including, without limitation, affiliates and third parties with which we and our Manager do business, such as Arc Home and other mortgage originators, due diligence firms, pricing vendors and servicers, or that facilitate our business activities, including clearing agents or other financial intermediaries we use to facilitate our securitization transactions). If such parties' respective systems experience failure, interruption, cyber-attacks, or security breaches, we may in turn face risks of operational failure, termination or capacity constraints. The acquisition of mortgage loans entails us, the Manager and third-party service providers coming into possession of borrower non-public personal information, and we may be liable for losses suffered by individuals whose personal information is stolen or compromised as a result of a breach of the security of the systems on which we, our Manager or third-party service providers of ours store this information, or as a result of other mismanagement of such information, and any such liability could be material. Even if we are not liable for such losses, any breach of these systems could expose us to material costs in notifying affected individuals or other parties and providing credit monitoring services, as well as to regulatory fines or penalties. Our Manager, its affiliates and third-party service providers have experienced and are and will continue to be from time to time the target of attempted cyber attacks, breaches and other security threats. We rely on our Manager to continuously monitor and develop our information technology networks and infrastructure to prevent, detect, address and mitigate the risk of unauthorized access, misuse, computer viruses and other events that could have a security impact. There is no guarantee that these efforts, or similar efforts by affiliates of our Manager and third-party service providers, will be successful. Even with all reasonable security efforts, not every breach can be prevented or even detected. Further, should the majority of our Manager's personnel return to working remotely in the future, the risk of cybersecurity incidents and cyber-attacks may increase.

The failure of servicers to effectively service the mortgage loans in our portfolio and the MSRs in Arc Home's portfolio may materially and adversely affect us, and market disruptions may make it more difficult for the loan servicers to perform a variety of services for us, which may adversely impact our business and financial results.

In connection with our business of acquiring and holding residential mortgage loans and investing in RMBS, we rely on third-party service providers, principally loan servicers, to perform a variety of services, comply with applicable laws and regulations, and carry out contractual covenants and terms. For example, we rely on the mortgage servicers who service the mortgage loans we purchase as well as the loans underlying our RMBS to, among other things, collect principal and interest payments on such loans and perform loss mitigation services, such as forbearance, workouts, modifications, foreclosures, short sales and sales of foreclosed property.

Servicer quality. Servicer quality is of prime importance in the performance of residential mortgage loans, RMBS and MSRs. Both default frequency and default severity of loans may depend upon the quality of the servicer. Servicers may not be vigilant in encouraging borrowers to make their monthly payments, may take longer to liquidate non-performing assets, or less competent in the foreclosure process and disposing REO properties. The foreclosure process can be lengthy and expensive, and the delays and costs involved in completing a foreclosure, and then subsequently liquidating the REO property through sale, may materially increase any related loss. In the case of pools of securitized loans, servicers may be required to advance interest on delinquent loans to the extent the servicer deems those advances recoverable. In the event the servicer does not advance interest on delinquent loans, interest may not be able to be paid even on more senior securities. Servicers may also advance more interest than is in fact recoverable once a defaulted loan is disposed, and the loss to the trust may be greater than the outstanding principal balance of that loan. Additionally, servicers can perform loan modifications, which could potentially impact the value of our securities. The failure of servicers to effectively service the mortgage loans underlying the securities in our investment portfolio could negatively impact the value of our investments and our performance. The laws and regulations governing mortgage servicing are continually evolving and regulators have identified mortgage loan servicing as a current enforcement priority. The failure of servicers to comply with these laws and regulations or to effectively service the mortgage loans underlying the RMBS in our portfolio, any mortgage loans we own or any MSRs Arc Home owns could negatively impact the value of our investments and our performance.

Servicer default. The servicer has a fiduciary obligation to act in the best interest of the securitization trust, but significant latitude exists with respect to its servicing activities. The servicer also has a contractual obligation to obey all laws and regulations (including federal, state, and local laws and regulations) and to act in accordance with applicable servicing standards; however, as we do not control these servicers, we cannot be sure that they are acting in accordance with their contractual and legal obligations or applicable law. The servicer's failure to comply with these obligations could expose us to regulatory scrutiny and litigation risk. If a third-party servicer fails to perform its duties under the securitization documents or its contractual duties to us, this may result in a material increase in delinquencies or losses on the RMBS or mortgage loans we own or the MSRs Arc Home owns or in a fine or adverse finding from a regulatory authority if the ownership of loans is tied to the servicing of those loans. Any such servicing failures and resulting delinquencies or losses may impact the value of the RMBS, mortgage loans or MSRs, and we may incur losses on our investment. If a third-party servicer fails to perform its contractual duties to us, this may result in fines or adverse action from a regulatory authority if the ownership of loans is tied to the servicing of those loans.

Transfer of Servicing. Servicing transfers may occur for various reasons, including because servicers often go out of business. This transfer takes time, and loans may become delinquent because of confusion or lack of attention, which could cause us to incur losses that may materially and adversely affect us. In addition, when servicing is transferred, servicing fees may increase, which may have an adverse effect on the RMBS held by us or the MSRs held by Arc Home.

Market disruptions on servicing activities. The economic and market disruptions, including those directly or indirectly caused by a pandemic or cyber attack, may adversely impact the financial condition of the borrowers of our residential mortgage loans and the loans that underlie our RMBS investments. If the current economic conditions worsen or servicers experience a system shutdown for a prolonged period of time, the number of borrowers who request a payment deferral or forbearance arrangement or become delinquent or default on their financial obligations may increase significantly, and such increase may place greater stress on the servicers' finances and human capital, which may make it more difficult for these servicers to successfully service these loans. In addition, many loan servicing activities are not permitted to be done through a remote work setting. To the extent that shelter-in-place orders and remote work arrangements for non-essential businesses continue in the future, loan servicers may be materially adversely impacted. As a result, we could be materially and adversely affected if a mortgage servicer is unable to adequately or successfully service our residential mortgage loans and the loans that underlie our RMBS or if any such servicer experiences financial distress.

Market disruptions on servicer liquidity. The economic and market disruptions, including those directly or indirectly caused by a pandemic or cyber attack, may result in liquidity pressures on servicers and other third-party vendors that we rely upon. For instance, as a result of an increase in mortgagors requesting relief in the form of forbearance plans and/or other loss mitigation or an inability to make payments due to a system shutdown, servicers and other parties responsible in capital markets securitization transactions for funding advances with respect to delinquent mortgagor payments of principal and interest may begin to experience financial difficulties if mortgagors do not make monthly payments. The negative impact on the business and operations of such servicers or other parties responsible for funding such advances could be significant. Sources of liquidity typically available to servicers and other relevant parties for the purpose of funding advances of monthly mortgage payments, especially entities that are not depository institutions, may not be sufficient to meet the increased need that could result from significantly higher delinquency and/or forbearance rates. The extent of such liquidity pressures in the future is not known at this time and is subject to continual change.

Arc Home is highly dependent upon programs administered by the GSEs, and changes in the GSEs' servicing or origination guidelines or overall operations could have a material adverse effect on Arc Home's business.

Arc Home sells a portion of its mortgage loans to Fannie Mae and Freddie Mac. Fannie Mae and Freddie Mac remain in conservatorship, and a path forward to emerge from conservatorship is unclear. Their roles could be reduced, modified or eliminated, and the nature of their guarantees could be limited or eliminated relative to historical measurements. Any discontinuation of, or significant reduction in, the role or operation of these agencies, or any significant adverse change in the level of activity of these agencies in the primary or secondary mortgage markets could materially and adversely affect Arc Home's business, which in turn would have a negative impact on our results.

Arc Home is subject to extensive licensing requirements and regulation, which could materially and adversely affect us.

Arc Home's lending and servicing business activities is subject to extensive regulation by federal, state and local governmental and regulatory authorities, including the CFPB, the Federal Trade Commission, the U.S. Department of Housing and Urban Development, the U.S. Department of Veterans Affairs, the SEC and various state agencies that license, audit, investigate and conduct examinations of its mortgage servicing, origination, and other activities. In the current regulatory environment, the policies, laws, rules and regulations applicable to Arc Home's mortgage origination and servicing businesses have been rapidly evolving. Federal, state or local governmental authorities may continue to enact laws, rules or regulations that will result in changes in Arc Homes' business practices and may materially increase the costs of compliance. We are unable to predict whether any such changes will adversely affect Arc Home's business and, in turn, our financial results.

In addition, over the years, regulators have vigilantly enforced the regulation of mortgage lenders and have penalized or, in some cases, even suspended non-compliant mortgage lenders' ability to originate loans in their jurisdictions for their failure to comply with regulatory requirements. We expect to acquire a portion of our target newly originated non-agency loans from Arc Home. If Arc Home is unable to originate loans in one or more jurisdictions as a result of regulatory issues or otherwise, it may result in fewer investment opportunities for us or in opportunities that are less geographically diversified. Further, any such regulatory issues for Arc Home could result in damage to our or our Manager's reputation in the market and impact Arc Home's ability to continue to source a desired volume of non-agency loan originations. If Arc Home is unable to originate the volume of loans anticipated, we may also be unable to identify other sources of non-agency loans for acquisition to satisfy our strategy and we may need to alter such strategy to seek other investments. Further, if any of the foregoing events were to occur, the value of our investment in Arc Home may also be adversely impacted.

An economic slowdown or a deterioration of the housing market could increase both interest expense on servicing advances and operating expenses and could cause a reduction in income from, and the value of, Arc Home's servicing portfolio.

During any period in which a borrower is not making payments, under most of its servicing agreements Arc Home is required to advance its own funds to meet contractual principal and interest remittance requirements for investors, pay property taxes and insurance premiums and process foreclosures. Arc Home also advances funds to maintain, repair and market real estate properties on behalf of investors. Most of its advances have the highest standing and are "top of the waterfall" so that Arc Home is entitled to repayment from respective loan or REO liquidations proceeds before most other claims on these proceeds, and in the majority of cases, advances in excess of respective loan or REO liquidation proceeds may be recovered from pool level proceeds. Arc Home generally finances a large portion of its servicing advance obligations and an increase in such obligations could increase its interest expense. In addition, if Arc Home's servicing advance obligations exceed its financing capacity for such obligations or such financing otherwise becomes unavailable, Arc Home may need to use cash on hand or take additional actions, including selling assets and reducing its originations to generate liquidity to support its servicer advance obligations.

Higher delinquencies also increase Arc Home's cost to service loans as loans in default require more intensive effort to bring them current or manage the foreclosure process. An increase in delinquencies may delay the timing of revenue recognition because Arc Home recognizes servicing fees as earned, which is generally upon collection of payments from borrowers or proceeds from REO liquidations. An increase in delinquencies also generally leads to lower balances in custodial and escrow accounts (float balances) and lower net earnings on custodial and escrow accounts (float earnings). Additionally, an increase in delinquencies in its GSE servicing portfolio will result in lower revenue because Arc Home collects servicing fees from GSEs only on performing loans.

Foreclosures are involuntary prepayments resulting in a reduction in unpaid principal balance. This may result in higher amortization expense and declines in the value of Arc Home's MSRs.

Adverse economic conditions could also negatively impact Arc Home's lending businesses. For example, since 2022 following the Federal Reserve's rapid interest rate hikes, total U.S. residential mortgage originations volume, including origination volumes at Arc Home, decreased substantially and has continued to remain low as interest rates continued to rise in 2023. While the financial markets are anticipating interest rate decreases in 2024, the Federal Reserve could determine to leave rates at current levels or even increase rates further should inflation remain elevated. Moreover, adverse economic conditions accompanied by declining home prices generally reduce the level of new mortgage loan originations and refinancing activity, since borrowers often use increases in the value of their existing properties to support the purchase of, or investment in, additional properties. Borrowers may also be less able to make payments on loans in a weakened economy.

The risks associated with an economic slowdown or a deterioration of the housing or lending markets are more pronounced due to the conditions created by an outbreak of infectious disease or pandemic.

Any of the foregoing could adversely affect Arc Home's business, which in turn would have a negative impact on our results.

Our business is subject to extensive regulation.

Our business is subject to extensive regulation by federal and state governmental authorities, self-regulatory organizations, and securities exchanges. We are required to comply with numerous federal and state laws. The laws, rules and regulations comprising this regulatory framework change frequently, as can the interpretation and enforcement of existing laws, rules, and regulations. We may receive requests from federal and state agencies for records, documents, and information regarding our policies, procedures, and practices regarding our business activities. We may incur significant ongoing costs to comply with these government regulations.

These requirements can and do change as statutes and regulations are enacted, promulgated, amended, and interpreted, and the recent trends among federal and state lawmakers and regulators have been toward increasing laws, regulations, and investigative proceedings concerning the mortgage industry generally. Although we believe that we have structured our operations and investments to comply with existing legal and regulatory requirements and interpretations, changes in regulatory and legal requirements, including changes in their interpretation and enforcement by lawmakers and regulators, could materially and adversely affect our business and our financial condition, liquidity, and results of operations.

We may fail to realize all of the expected benefits of the WMC acquisition or those benefits may take longer to realize than expected.

The full benefits of the WMC acquisition may not be realized by us as expected or may not be achieved within the anticipated time-frame, or at all. Failure to achieve the anticipated benefits of the WMC acquisition could adversely affect our results of operations or cash flows, cause dilution to our earnings per share or book value per share, decrease or delay the expected accretive effect of the WMC acquisition, and negatively impact the trading price of the notes.

In addition, we may be required to devote significant attention and resources to successfully integrate the WMC portfolio and operating business into our existing structure. This integration process may disrupt our business and, if ineffective, would limit the anticipated benefits of the WMC acquisition and could adversely affect our business.

We have incurred, and may continue to incur, direct and indirect costs as a result of the WMC acquisition.

We incurred substantial expenses in connection with and as a result of completing the WMC acquisition, and we may incur additional expenses in connection with combining the businesses, operations, policies and procedures of the two companies, including expenses related to litigation that may result in significant costs and divert management's attention and resources. Factors beyond our control could affect the total amount or timing of these expenses, many of which, by their nature, are difficult to estimate accurately.


Risks Related to our Investments


Our investments in non-agency residential mortgage loans, including Non-QM Loans in particular, subject us to legal, regulatory and other risks.

We believe our primary risks related to non-agency residential assets, including Non-QM Loans in particular, are credit-related risks (see "Risks Related to our Company, Business, and Operations" above). In addition, the ownership of non-agency residential mortgage loans (currently our primary targeted asset class) will subject us to legal, regulatory and other risks, including those arising under federal consumer protection laws and regulations designed to regulate residential mortgage loan underwriting and originators' lending processes, standards, and disclosures to borrowers. The laws, rules and regulations comprising this regulatory framework change frequently, as can the interpretation and enforcement of existing laws, rules and regulations. Some of the laws, rules and regulations to which we are subject are intended primarily to safeguard and protect consumers, rather than stockholders or creditors. From time to time, we may receive requests from federal and state agencies for records, documents and information regarding our policies, procedures and practices regarding our business activities. We incur significant ongoing costs to comply with these government regulations. These rules generally focus on consumer protection and include, among others, rules promulgated under the Dodd-Frank Act, the Truth in Lending Act of 1968 ("Truth-in-Lending Act"), the Gramm-Leach-Bliley Financial Modernization Act of 1999 ("Gramm-Leach-Bliley"). The Dodd-Frank Act grants enforcement authority and broad discretionary regulatory authority to the CFPB to prohibit or condition terms, acts or practices relating to mortgage loans that the CFPB finds abusive, unfair, deceptive or predatory, as well as to take other actions that the CFPB finds are necessary or proper to ensure responsible affordable mortgage credit remains available to consumers.

These laws and regulations include the "ability-to-repay" rules ("ATR Rules") under the Truth-in-Lending Act and "qualified mortgage" regulations. The ATR Rules specify the characteristics of a "qualified mortgage" and two levels of presumption of compliance with the ATR Rules: a safe harbor and a rebuttable presumption for higher priced loans. The "safe harbor" under the ATR Rules applies to a covered transaction that meets the definition of "qualified mortgage" and is not a "higher-priced covered transaction." For any covered transaction that meets the definition of a "qualified mortgage" and is not a "higher-priced covered transaction," the creditor or assignee will be deemed to have complied with the ability-to-repay requirement and, accordingly, will be conclusively presumed to have made a good faith and reasonable determination of the consumer's ability to repay. Creditors or assignees will have the benefit of a rebuttable presumption of compliance with the applicable ATR Rules if they have complied with the qualified mortgage characteristics of the ATR Rules other than the residential mortgage loan being higher-priced in excess of certain thresholds. On December 10, 2020, the CFPB issued a final rule that adopts a set of "bright-line" loan pricing thresholds to replace the previous General Qualified Mortgage 43% debt-to-income threshold calculated in accordance with "Appendix Q" and removes Appendix Q (the "General QM Final Rule"). Effective March 1, 2021, the General

QM Final Rule provided certain changes to the definition of general qualified mortgage loans and the "Seasoned QM Final Rule" creates a new category of a qualified mortgage, referred to as a "Seasoned QM." A loan is eligible to become a Seasoned QM if it is a first-lien, fixed rate loan that meets certain performance requirements over a seasoning period of 36 months, is held in portfolio until the end of the seasoning period by the originating creditor or first purchaser, complies with general restrictions on product features and points and fees, and meets certain underwriting requirements. These amendments and changes to the necessary policies and procedures to demonstrate compliance with these requirements for loans sold in the secondary market may increase the economic and compliance costs for participants in the mortgage origination and securitization industries, including us.

Non-QM Loans are among the loan products we acquire. The safe harbor and presumptions outlined above with respect to compliance with the ATR Rules are not available to Non-QM Loans. Because the final rules are largely untested in court, they remain subject to interpretive uncertainties. Failure of residential mortgage loan originators or servicers to comply with these laws and regulations could subject us, as an assignee or purchaser of these loans (or as an investor in securities backed by these loans), to monetary penalties assessed by the CFPB through its administrative enforcement authority and by mortgagors through a private right of action against lenders or as a defense to foreclosure, including by recoupment or setoff of finance charges and fees collected, and could result in rescission of the affected residential mortgage loans, which could adversely impact our business and financial results. Such risks may be higher in connection with the acquisition of Non-QM Loans. Borrowers under Non-QM Loans may be more likely than borrowers under qualified loans to challenge the analysis conducted under the ATR Rules by lenders. Even if a borrower does not succeed in the challenge, additional costs may be incurred in connection with challenging and defending such claims, which may be more costly in judicial foreclosure jurisdictions than in non-judicial foreclosure jurisdictions, and there may be more of a likelihood such claims are made since the borrower is already exposed to the judicial system to process the foreclosure.

The laws, rules and regulations to which we are subject can and do change as statutes and regulations are enacted, promulgated, amended, and interpreted. As a result, we are unable to fully predict at this time how these, or other laws or regulations that may be adopted in the future, will affect our business and the results of operations and financial condition. Recent trends among federal and state lawmakers and regulators have been toward increasing laws, regulations, and investigative procedures concerning the mortgage industry generally, which is likely to continue increasing the economic and compliance costs for participants in the mortgage origination and securitization industries, including us.

We invest in Agency-Eligible Loans, which expose us to an increased risk of loss.

We invest in Agency-Eligible Loans, which are residential mortgage loans that are underwritten in accordance with GSE guidelines and are primarily secured by investment properties. The repayment of such a loan by the property owner (i.e., the borrower) often depends primarily on its tenant's continuing ability to pay rent to the property owner. If the property owner is unable to find or retain a tenant for the rental property, the property owner would cease to have a continuous rental income stream with respect to the property and, as a result, the property owner's ability to repay the loan on a timely basis or at all could be adversely affected. In addition, the physical condition of non-owner-occupied properties can be below that of owner-occupied properties due to lax property maintenance standards, which can have a negative impact on the value of the collateral properties. Moreover, loans on non-owner-occupied residential properties generally involve larger principal amounts and a greater degree of risk than owner-occupied residential mortgage loans, resulting in a higher likelihood that we will be subject to losses on such investment property loans.

Changes in prepayment rates may adversely affect the return on our investments.

When borrowers prepay mortgage loans that we own or are underlying the securities we own at rates faster or slower than anticipated, it exposes us to prepayment or extension risk, respectively. Prepayment rates are impacted by a variety of factors, including prevailing mortgage rates, loan age and size, loan-to-value ratios, housing price trends, general economic conditions and other factors not in our control.

To the extent that actual prepayment speeds differ from our expectations, our operating results could be adversely affected, and we could be forced to sell assets to maintain adequate liquidity, which could cause us to incur realized losses. In addition, should significant prepayments occur, there is no certainty that we will be able to identify acceptable new investments, which could reduce our invested capital or result in us investing in less favorable investments.

In periods of declining interest rates, prepayments on investments generally increase and the proceeds of prepayments received during these periods may generally be reinvested by us in comparable assets at reduced yields. In addition, the market value of investments subject to prepayment may, because of the risk of prepayment, benefit less than other fixed-income securities from declining interest rates. Conversely, in periods of rising interest rates, prepayments on investments, where contractually permitted, generally decrease, in which case we would not have the prepayment proceeds available to invest in comparable assets at higher yields and our cost to finance such assets would likely increase. Under certain interest rate and prepayment scenarios, we may fail to recoup fully our cost of certain investments.

Prepayment rates are difficult to predict, and market conditions may disrupt the historical correlation between interest rate changes and prepayment trends.

Our success depends, in part, on our ability predict prepayment behavior under a variety of economic conditions and particularly the relationship between changing interest rates and the rate of prepayments. As part of our overall portfolio risk management, we analyze interest rate changes and prepayment trends separately and collectively to assess their effects on our investment portfolio. To a large extent our analysis is based on models that are dependent on a number of assumptions and inputs. Many of the assumptions we use are based upon historical trends with respect to the relationship between interest rates and prepayments under normal market conditions. There is risk that our assumptions prove to be incorrect. Dislocations in the residential mortgage market and other developments may disrupt the relationship between the way that prepayment trends have historically responded to interest rate changes. Prepayment rates are also impacted by other factors beyond interest rates, such as when borrowers sell their property and use the proceeds to prepay their mortgage, or when borrowers default on their mortgages and the mortgages are prepaid from the proceeds of a foreclosure sale of the property.

The impact of each of these factors on prepayment rates is difficult to predict and may negatively impact our ability to assess the market value of our investment portfolio, implement hedging strategies and/or implement techniques to reduce our prepayment rate volatility, which could adversely affect our financial condition and results of operations.

Any credit ratings assigned to our investments will be subject to ongoing evaluations and revisions and we cannot assure you that those ratings will not be downgraded.

Some of our investments, including the bonds that may be issued in our future securitization transactions for which we would be required to retain a portion of the credit risk, may be rated by rating agencies. Any credit ratings on our investments are subject to ongoing evaluation by credit rating agencies, and we cannot assure you that any such ratings would not be changed or withdrawn by a rating agency in the future if, in its judgment, circumstances warrant. If rating agencies assign a lower-than-expected rating or reduce or withdraw, or indicate that they may reduce or withdraw, their ratings of our investments in the future, the value and liquidity of our investments could significantly decline, which would adversely affect the value of our portfolio and could result in losses upon disposition or the failure of borrowers to satisfy their debt service obligations to us.

Our investment in lower rated Non-Agency RMBS resulting from the securitization of our assets or otherwise, exposes us to the first loss on the mortgage assets held by the securitization vehicle. Additionally, the principal and interest payments on Non-Agency RMBS are not guaranteed by any entity, including any government entity or GSE, and therefore are subject to increased risks, including credit risk.

Our investments include Non-Agency RMBS which are backed by non-QM and other residential mortgage loans that are not issued or guaranteed by a GSE or the U.S. government. Within a securitization of residential mortgage loans, various securities are created, each of which has varying degrees of credit risk. We anticipate that our investments in Non-Agency RMBS will be concentrated in lower-rated and unrated securities in which we are exposed to the first loss on the residential mortgage loans held by the securitization vehicle, which will subject us to the most concentrated credit risk associated with the underlying residential mortgage loans.

Additionally, the principal and interest on Non-Agency RMBS, unlike those on Agency RMBS, are not guaranteed by GSEs such as Fannie Mae and Freddie Mac or, in the case of Ginnie Mae, the U.S. government. Non-Agency RMBS are subject to many of the risks of the underlying mortgage loans. A residential mortgage loan is typically secured by a single-family residential property and is subject to risks of delinquency and foreclosure and risk of loss. The ability of a borrower to repay a loan secured by a residential property is dependent upon the income or assets of the borrower. A number of factors, including, but not limited to, a general economic downturn, unemployment, energy costs, acts of God, war or other geopolitical conflict, terrorism, inflation, social unrest and civil disturbances, may impair the borrower's ability to repay its mortgage loan. In addition, recent increases in mortgage rates have generally not led to lower housing costs (including due to a possible "lock-in" effect), which has led to significantly lower home affordability and thus adversely impacted the cost of owning a home, which could lead to an increase in defaults on the mortgage loans underlying many of our investments. In periods following home price declines, "strategic defaults" (decisions by borrowers to default on their mortgage loans despite having the ability to pay) also may become more prevalent. In the event of defaults under residential mortgage loans backing any of our Non-Agency RMBS, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the residential mortgage loan.

Moreover, in the event of the bankruptcy of a residential mortgage loan borrower, the residential mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the residential mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a residential mortgage loan can be an expensive and lengthy process which could have a substantial negative effect on our anticipated return on the foreclosed residential mortgage loan. If borrowers default on the residential mortgage loans backing our Non-Agency RMBS and we are unable to recover any resulting loss through the foreclosure process, we could be materially and adversely affected.

Investments in second lien mortgage loans could subject us to increased risk of losses.

We may invest in second-lien mortgage loans or RMBS backed by such loans. If a borrower defaults on a second lien mortgage loan or on its senior debt (i.e., a first-lien loan, in the case of a residential mortgage loan), or in the event of a borrower bankruptcy, such loan will be satisfied only after all senior debt is paid in full. As a result, if we invest in second-lien mortgage loans and the borrower defaults, we may lose all or a significant part of our investment. In certain instances, second lien investments may include home equity lines of credit, which may subject us to future funding obligations, which could have an adverse impact on our liquidity.

<center>**Risks Related to Legacy WMC Commercial Investments**</center>

Commercial real estate-related investments that are secured by commercial real property, which were acquired by us in the WMC acquisition, are subject to delinquency, foreclosure and loss, which could result in losses to us.

In connection with the WMC acquisition, we acquired commercial mortgage loans and CMBS with an aggregate fair value of $122.7 million as of December 31, 2023. CMBS may be secured by a single commercial mortgage loan or a pool of commercial mortgage loans. Commercial real estate debt instruments (e.g., mortgages and mezzanine loans) that are secured by commercial property are subject to risks of delinquency and foreclosure and risks of loss that are arguably greater than similar risks associated with a pool of loans secured by single-family residential properties. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of the property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower's ability to repay the loan may be impaired. Net operating income of an income-producing property can be affected by a number of factors that include:

- overall macroeconomic conditions in the area in which the properties underlying the mortgages are located;
- tenant mix and the success of tenant businesses;
- property location, condition and management decisions;
- competition from comparable types of properties; and
- changes in law that increase operating expenses or limit rents that may be charged.

In addition, we are exposed to the risk of judicial proceedings with our borrowers and entities we invest in, including bankruptcy or other litigation, as a strategy to avoid foreclosure or enforcement of other rights by us as a lender or investor. In the event that any of the properties or entities underlying or collateralizing our loans or investments experiences any of the foregoing events or occurrences, the value of, and return on, such investments could be reduced, which would adversely affect our results of operations and financial condition.

If our Manager overestimates the loss-adjusted yields of our CMBS investments, we may experience losses.

Our Manager will analyze any CMBS investments we may acquire based on loss-adjusted yields, taking into account estimated future losses on the mortgage loans included in the securitization's pool of loans, and the estimated impact of these losses on expected future cash flows. Our Manager's loss estimates may not prove accurate, as actual results may vary from estimates. In the event that our Manager underestimates the pool level losses relative to the price we pay for a particular CMBS investment, we may experience losses with respect to such investment.

If we do not control the special servicing of the mortgage loans included in the CMBS in which we invest and, in such cases, the special servicer may take actions that could adversely affect our interests.

With respect to CMBS in which we invest, overall control over the special servicing of the related underlying mortgage loans will be held by a "directing certificate holder" or a "controlling class representative," which is appointed by the holders of the most subordinate class of CMBS in such series. We may not have the right to appoint the directing certificate holder. In connection with the servicing of the specially serviced mortgage loans, the related special servicer may, at the direction of the directing certificate holder, take actions with respect to the specially serviced mortgage loans that could adversely affect our interests.

Risks Related to U.S. Government Programs

The federal conservatorship of Fannie Mae and Freddie Mac and related efforts, along with any changes in laws and regulations affecting the relationship between these agencies and the U.S. government, may adversely affect our business.

The payments we receive on the Agency RMBS in which we invest depend upon a steady stream of payments on the mortgages underlying the securities and are guaranteed by Fannie Mae or Freddie Mac. In 2008 Congress and the U.S. Treasury undertook a series of actions to stabilize financial markets, generally, and Fannie Mae and Freddie Mac, in particular. On September 7, 2008, in response to the deterioration in the financial condition of Fannie Mae and Freddie Mac, the Federal Housing Finance Agency ("FHFA") placed Fannie Mae and Freddie Mac into conservatorship, which is a statutory process pursuant to which the FHFA operates Fannie Mae and Freddie Mac as conservator in an effort to stabilize the entities. The appointment of the FHFA as conservator of both Fannie Mae and Freddie Mac allows the FHFA to control the actions of the two GSEs.

Shortly after Fannie Mae and Freddie Mac were placed in federal conservatorship, the Secretary of the U.S. Treasury, noted that the guarantee structure of Fannie Mae and Freddie Mac required examination and that changes in the structures of the entities were necessary to reduce risk to the financial system. The future roles of Fannie Mae and Freddie Mac could be significantly reduced and the nature of their guarantees could be eliminated or considerably limited relative to historical measurements. Any changes to the nature of the guarantees provided by Fannie Mae and Freddie Mac could redefine what constitutes Agency RMBS and could have broad adverse market implications as well as negatively impact our liquidity, financing rates, net income, and book value.

The problems faced by Fannie Mae and Freddie Mac that resulted in their being placed into federal conservatorship have stirred debate among some federal policy makers regarding the continued role of the U.S. government in providing liquidity for the residential mortgage market. The gradual recovery of the housing market has made Fannie Mae and Freddie Mac profitable again and increased the uncertainty about their futures. If federal policy makers decide that the U.S. government's role in providing liquidity for the residential mortgage market should be reduced or eliminated, each of Fannie Mae and Freddie Mac could be dissolved and the U.S. government could decide to stop providing liquidity support of any kind to the mortgage market. If Fannie Mae or Freddie Mac were eliminated, or their structures were to change radically, the amount and type of Agency RMBS available for investment would drastically reduce, affecting our ability to acquire Agency RMBS.

Our income could be negatively affected in a number of ways depending on the manner in which related events unfold. For example, the continued backing of Fannie Mae and Freddie Mac by the U.S. Treasury and any additional credit support it may provide in the future to the GSEs (as defined below) could have the effect of lowering the interest rate we receive from Agency RMBS, thereby tightening the spread between the interest we earn on our Agency RMBS portfolio and our cost of financing that portfolio. A reduction in the supply of Agency RMBS could also increase the prices of Agency RMBS we seek to acquire thereby reducing the spread between the interest we earn on our portfolio of targeted assets and our cost of financing that portfolio.

Any new law affecting these GSEs may exacerbate market uncertainty and have the effect of reducing the actual or perceived credit quality of securities issued or guaranteed by Fannie Mae or Freddie Mac. It is also possible that such laws could adversely impact the market for such securities and the spreads at which they trade. All of the foregoing could materially adversely affect the pricing, supply, liquidity and value of our target assets and otherwise materially adversely affect our business, operations and financial condition.

It remains uncertain whether, and if so on what timeline, the Biden administration will address the conservatorships of the GSEs and any comprehensive housing reform. Moreover, personnel changes at the applicable regulatory agencies may alter the nature and scope of oversight affecting the mortgage finance industry generally (particularly with respect to the future role of Fannie Mae and Freddie Mac).

We are subject to the risk that agencies of and entities sponsored by the U.S. government may not be able to fully satisfy their guarantees of Agency RMBS or that these guarantee obligations may be repudiated, which may adversely affect the value of our investment portfolio and our ability to sell or finance these securities.

The interest and principal payments we receive on the Agency RMBS in which we invest are guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae. Unlike the Ginnie Mae certificates in which we may invest, the principal and interest on securities issued by Fannie Mae and Freddie Mac are not guaranteed by the U.S. government. All the Agency RMBS in which we invest depend on a steady stream of payments on the mortgages underlying the securities.

As conservator of Fannie Mae and Freddie Mac, the FHFA may disaffirm or repudiate (subject to certain limitations for qualified financial contracts) contracts that Freddie Mac or Fannie Mae entered into prior to the FHFA's appointment as conservator if it determines, in its sole discretion, that performance of the contract is burdensome and that disaffirmation or repudiation of the contract promotes the orderly administration of its affairs. The Housing and Economic Recovery Act of 2008, or HERA, requires the FHFA to exercise its right to disaffirm or repudiate most contracts within a reasonable period of time after its appointment as conservator. Fannie Mae and Freddie Mac have disclosed that the FHFA has disaffirmed certain consulting and other contracts that these entities entered into prior to the FHFA's appointment as conservator. Freddie Mac and Fannie Mae have also disclosed that the FHFA has advised that it does not intend to repudiate any guarantee obligation relating to Fannie Mae and Freddie Mac's mortgage-related securities, because the FHFA views repudiation as incompatible with the goals of the conservatorship. In addition, HERA provides that mortgage loans and mortgage-related assets that have been transferred to a Freddie Mac or Fannie Mae securitization trust must be held for the beneficial owners of the related mortgage-related securities and cannot be used to satisfy the general creditors of Freddie Mac or Fannie Mae.

If the guarantee obligations of Freddie Mac or Fannie Mae were repudiated by the FHFA, payments of principal and/or interest to holders of Agency RMBS issued by Freddie Mac or Fannie Mae would be reduced in the event of any borrowers' late payments or failure to pay or a servicer's failure to remit borrower payments to the trust. In that case, trust administration and servicing fees could be paid from mortgage payments prior to distributions to holders of Agency RMBS. Any actual direct compensatory damages owed due to the repudiation of Freddie Mac or Fannie Mae's guarantee obligations may not be sufficient to offset any shortfalls experienced by holders of Agency RMBS. The FHFA also has the right to transfer or sell any asset or liability of Freddie Mac or Fannie Mae, including its guarantee obligation, without any approval, assignment or consent. If the FHFA were to transfer Freddie Mac's or Fannie Mae's guarantee obligations to another party, holders of Agency RMBS would have to rely on that party for satisfaction of the guarantee obligation and would be exposed to the credit risk of that party. If the new party does not guarantee these Agency RMBS, we are subject to credit loss on the Agency RMBS which could negatively affect liquidity, net income and book value.

Mortgage loan modification and refinancing programs may adversely affect the value of, and our returns on, mortgage-backed securities and residential mortgage loans.

The U.S. government, through the Federal Reserve, the Federal Housing Administration ("FHA"), the FHFA and the Federal Deposit Insurance Corporation ("FDIC"), has implemented a number of federal programs designed to assist homeowners, including the Home Affordable Modification Program, or HAMP, which provides homeowners with assistance in avoiding residential mortgage loan foreclosures, and the Home Affordable Refinance Program, or HARP, which allows borrowers who are current on their mortgage payments to refinance and reduce their monthly mortgage payments at loan-to-value ratios up to 125% without new mortgage insurance. Similar modification programs are also offered by several large non-GSE financial institutions.

HAMP, HARP and other loss mitigation programs may involve, among other things, the modification of mortgage loans to reduce the principal amount of the loans (through forbearance and/or forgiveness) and/or the rate of interest payable on the loans, or to extend the payment terms of the loans. Non-Agency RMBS and residential mortgage loan yields and cash flows could particularly be negatively impacted by a significant number of loan modifications with respect to a given security or residential mortgage loan pool, including, but not limited to, those related to principal forgiveness and coupon reduction. These loan modification, loss mitigation and refinance programs may adversely affect the value of, and the returns on, mortgage-backed securities and residential mortgage loans that we own or may purchase.

In the event of a future outbreak or pandemic, it is anticipated that other forbearance programs, foreclosure moratoriums or other programs or mandates may be imposed, including those that will impact mortgage related assets. These forbearance and foreclosure moratorium programs may adversely affect the value of, and the returns on, mortgage-backed securities and residential mortgage loans that we own or may purchase.

Risks Related to Financing Activities

We have a material amount of corporate indebtedness, which could have significant effects on our business.

As of December 31, 2023, we had $86.25 million aggregate principal amount of senior unsecured indebtedness, represented by the Legacy WMC Convertible Notes, which were assumed by one of our subsidiaries, and guaranteed by the Company, in the WMC acquisition. In addition, in January 2024, we issued an aggregate of $34.5 million in 9.500% Senior Notes due 2029 and, as of the date of this Annual Report, we have used approximately $7.1 million of the proceeds from such issuance to repurchase a portion of the Legacy WMC Convertible Notes. As a result, as of the date of this Annual Report, we had approximately $79.12 million aggregate principal amount of Legacy WMC Convertible Notes outstanding, which can be redeemed at our option on or after June 15, 2024, and mature on September 15, 2024.

There can be no assurances we will be able to refinance our corporate indebtedness, including the remaining Legacy WMC Convertible Notes, (1) on commercially reasonable terms, (2) on terms, including with respect to interest rates, as favorable as our current debt, or (3) at all.

If we are unable to generate cash flow from operations in the future sufficient to address the maturity of our corporate indebtedness, we may be required to adopt one or more alternatives, such as selling assets at inopportune times, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to restructure or refinance our indebtedness will depend on the capital markets and our financial condition at such time. Economic conditions and the credit markets have historically experienced, and may continue to experience, periods of volatility, uncertainty, or weakness that could impact the availability or cost of debt financing. Any refinancing of our corporate unsecured indebtedness could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. Our inability to generate sufficient cash flow to satisfy our debt service requirements or to refinance our obligations on commercially reasonable terms may adversely affect our cash flows, ability to make distributions to our stockholders, financial condition, and results of operations.

In addition, we may consider making strategic investments, and we may elect to finance these endeavors by incurring additional indebtedness. The amount of such indebtedness could have material adverse consequences for us, including:

- hindering our ability to adjust to changing market, industry or economic conditions; limiting our ability to access the capital markets to raise additional equity or refinance maturing debt on favorable terms or to fund acquisitions or emerging businesses;
- limiting the amount of cash flow available for future operations, acquisitions, dividends, stock repurchases or other uses;
- limiting our ability to deduct interest under Section 163(j) of the Code;
- making us more vulnerable to economic or industry downturns, including interest rate increases; and
- placing us at a competitive disadvantage compared to less leveraged competitors.

Moreover, we may be required to raise substantial additional capital to execute our business strategy. Our ability to arrange additional financing will depend on, among other factors, our financial position and performance, as well as prevailing market conditions and other factors beyond our control. If we are unable to obtain additional financing, our credit ratings could be adversely affected, which could raise our borrowing costs and limit our future access to capital and our ability to satisfy our obligations under our indebtedness.

Our business strategy involves the use of leverage, and we may become overleveraged or not achieve what we believe is optimal leverage, which may materially adversely affect our liquidity, results of operations or financial condition.

We use leverage as a strategy to increase the return on our assets. Pursuant to our leverage strategy, we borrow against a substantial portion of the market value of our mortgage investments and use the borrowed funds to finance our investment portfolio and the acquisition of additional investment assets. The risks associated with leverage are more acute during periods of market volatility and disruption and economic slowdown or recession. We may not be able to achieve our desired leverage ratio for a number of reasons, including if:

- our lenders require that we pledge additional collateral to cover our borrowings;
- our lenders do not make financing arrangements available to us at acceptable rates;
- certain of our lenders exit the repurchase market; or
- we determine that the leverage would expose us to excessive risk.

In addition, the use of leverage exposes us to other significant risks, including:

Change of collateral valuation. The amount of financing that we receive under our repurchase agreements will be directly related to our counterparties' valuation of our assets that collateralize the outstanding financing. Typically, repurchase agreements grant the repurchase agreement counterparty the right to reevaluate the fair value of the assets that cover the amount financed under the repurchase agreement at any time. If a repurchase agreement counterparty determines that the value of the assets subject to the repurchase agreement financing has decreased, it has the right to initiate a margin call. These valuations may be different than the values that we ascribe to these assets and may be influenced by recent asset sales at distressed levels by forced sellers. A margin call requires us to transfer additional assets to a repurchase agreement counterparty without any advance of funds from the counterparty for such transfer or to repay a portion of the outstanding repurchase agreement financing. We would also be required to post additional collateral if haircuts increase under a repurchase agreement. In these situations, we could be forced to sell assets at significantly depressed prices to meet such margin calls and to maintain adequate liquidity, which could cause significant losses.

Significant margin calls could have a material adverse effect on our business. For example, as a result of the COVID-19 outbreak, late in the first quarter of 2020, we observed a mark-down of a substantial portion of our assets by our repurchase agreement counterparties, resulting in us having to pay cash or additional securities to satisfy margin calls that were well beyond historical norms. This eventually resulted in us seeking temporary forbearance from our counterparties, which resulted in significant losses.

Financing terms. Our ability to fund our purchases of target assets may be impacted by our ability to secure financing arrangements on acceptable terms and renew or roll these financing arrangements. The terms we receive on such financings are influenced by the demand for similar funding by our competitors, including other REITs, specialty finance companies and other financial entities. Many of our competitors are significantly larger than us, have greater financial resources and significantly larger balance sheets than we do. Any sizable interest rate shock or disruption in secondary mortgage markets resulting in the failure of one or more of our largest competitors may have a materially adverse effect on our ability to access or maintain short-term financing for our target assets. If we are not able to renew or roll our existing repurchase agreements or arrange for new financing on terms acceptable to us, we may have to dispose of assets at significantly depressed prices and at inopportune times, which could cause significant losses, and may also force us to curtail our asset acquisition activities.

Adverse change in financing counterparties. We depend upon a limited number of financing counterparties to fund our investments. The aggregate number of our financing counterparties was seven as of December 31, 2023. The limited number of financing counterparties may reduce our ability to obtain financing on favorable terms and increases our counterparty credit risk. In addition, our ability to fund our operations, meet financial obligations and finance asset acquisitions may be impacted by an inability to secure and maintain our repurchase agreements with our counterparties. Because repurchase agreements are short-term commitments of capital, repurchase agreement counterparties may respond to market conditions in a manner that makes it more difficult for us to renew or replace on a continuous basis our maturing short-term financings. Such counterparties have and may continue to impose more onerous conditions when rolling such financings. If major lenders stop financing our target assets, the value of our target assets could be negatively impacted, thus reducing net stockholders' equity, or book value. If we are faced with a larger haircut in order to roll a financing with a particular counterparty, or in order to move a financing from one counterparty to another, then we would need to make up the difference between the two haircuts in the form of cash, which could similarly require us to dispose of assets at significantly depressed prices and at inopportune times, which could cause significant losses.

Market Volatility/Periods of Market Dislocation. Issues related to financing are exacerbated in times of significant dislocation in the financial markets, such as those experienced in connection with the COVID-19 pandemic in 2020 as well as more recently as a result of macroeconomic conditions, including inflationary pressures. It is possible that our financing counterparties will become unwilling or unable to provide us with financing, and we could be forced to sell our assets at an inopportune time when prices are depressed or markets are illiquid, which could cause significant losses. Many mortgage REITs, including us, experienced this during the initial stages of the COVID-19 pandemic and related market dislocations. In addition, if the regulatory capital requirements imposed on our financing counterparties change, they may be required to significantly increase the cost of the financing that they provide to us, or to increase the amounts of collateral they require as a condition to providing us with financing. Our financing counterparties also have revised, and may continue to revise, their eligibility requirements for the types of assets that they are willing to finance or the terms of such financings, including increased haircuts and requiring additional cash collateral, based on, among other factors, the regulatory environment and their management of actual and perceived risk, particularly with respect to assignee liability.

The securitization process expose us to risks, which could result in losses to us.

We use securitization financing for certain of our residential whole loan investments. In such structures, our financing sources typically have only a claim against the assets included in a securitization rather than a general claim against us as an entity. Prior to any such financing, we generally seek to finance our investments with relatively short-term repurchase agreements until a sufficient portfolio of assets is accumulated. As a result, we are subject to the risk that we would not be able to acquire, during the period that any short-term repurchase agreements are available, sufficient eligible assets or securities to maximize the efficiency of a securitization.

We also bear the risk that we would not be able to obtain new short-term repurchase agreements or would not be able to renew short-term repurchase agreements after they expire should we need more time to seek and acquire sufficient eligible assets or securities for a securitization. In addition, conditions in the capital markets may make the issuance of any such securitization less attractive to us even when we do have sufficient eligible assets or securities. While we generally intend to retain a portion of the interests issued under such securitizations and, therefore, still have exposure to any investments included in such securitizations, our inability to enter into such securitizations may increase our overall exposure to risks associated with direct ownership of such investments, including the risk of default. If we are unable to obtain and renew short-term repurchase agreements or to consummate securitizations to finance the selected investments on a long-term basis, we may be required to seek other forms of potentially less attractive financing or to liquidate assets at an inopportune time or price. These financing arrangements require us to make certain representations and warranties regarding the assets that collateralize the borrowings. Although we perform due diligence on the assets that we acquire, certain representations and warranties that we make in respect of such assets may ultimately be determined to be inaccurate. Such representations and warranties may include, but are not limited to, issues such as the validity of the lien; the absence of delinquent taxes or other liens; the loans' compliance with all local, state and federal laws and the delivery of all documents required to perfect title to the lien. In the event of a breach of a representation or warranty, we may be required to repurchase affected loans, make indemnification payments to certain indemnified parties or address any claims associated with such breach. Further, we may have limited or no recourse against the seller from whom we purchased the loans. Such recourse may be limited due to a variety of factors, including the absence of a representation or warranty from the seller corresponding to the representation provided by us or the contractual expiration thereof. In certain instances, we rely on the seller to directly make representations and warranties regarding loans in a securitization. Any failure by the seller to fulfill its obligations to repurchase or make indemnification payments may negatively impact our bond ratings and our ability to execute future securitization terms on desirable terms or at all. A breach of a representation or warranty could adversely affect our results of operations and liquidity and give rise to material litigation.

In addition, we may engage in securitizations in which the loans serving as collateral have or may in the future have unfunded draw amounts. To the extent such amounts are drawn upon by the borrowers, it is expected that such draws will be funded by the servicer. We may be obligated to reimburse the servicer for such draws to the extent principal collections on the loans or any reserves that have been established are insufficient to reimburse the servicer.

Certain of our financing arrangements are rated by one or more rating agencies, and we may sponsor financing facilities in the future that are rated by credit agencies. The related agency or rating agencies may suspend rating notes at any time. Rating agency delays may result in our inability to obtain timely ratings on new notes, which could adversely impact the availability of borrowings or the interest rates, advance rates or other financing terms and adversely affect our results of operations and liquidity. Further, if we are unable to secure ratings from other agencies, limited investor demand for unrated notes could result in further adverse changes to our liquidity and profitability.

Our financing arrangements contain restrictive operating covenants.

We, either directly or through our equity method investments in affiliates, have outstanding master repurchase agreements or loan agreements with multiple counterparties. These agreements generally include customary representations, warranties and covenants, but may also contain more restrictive supplemental terms and conditions. Although specific to each agreement, typical supplemental terms include requirements of minimum equity, leverage ratios, performance triggers or other financial ratios. The negative impacts on our business caused by macroeconomic conditions and market volatility may make it more difficult to meet or satisfy these covenants, and we cannot assure you that we will remain in compliance with these covenants in the future. Future lenders may impose similar or more onerous restrictions.

If we fail to meet or satisfy any covenant, supplemental term or representation and warranty, an event of default could be declared under these agreements and our lenders could elect to declare all amounts outstanding under the agreements to be immediately due and payable (or such amounts may automatically become due and payable), terminate their commitments, require the posting of additional collateral, enforce their respective interests against existing collateral pledged under such agreements and restrict our ability to make additional borrowings. Certain financing agreements may contain cross-default and cross-acceleration provisions, so that if a default occurs under any one agreement, the lenders under our other agreements could also declare a default. A default also could significantly limit our financing alternatives, which could cause us to curtail our investment activities or dispose of assets when we otherwise would not choose to do so. As a result, a default on any of our financing agreements could materially and adversely affect our business, results of operations, financial condition and ability to make distributions to our stockholders. Further, this could also make it difficult for us to satisfy the qualification requirements necessary to maintain our status as a REIT for U.S. federal income tax purposes.

If a counterparty to a repurchase agreement defaults on its obligation to resell or return the underlying loan or security back to us at the end of the transaction term, we may lose money on such financing arrangement.

When we engage in financing arrangements, we generally sell loans or securities to lenders (*i.e.*, repurchase agreement counterparties) and receive cash from the lenders. The lenders are obligated to resell or return the same loans or securities back to us at the end of the term of the transaction. Because the cash we receive from lenders when we initially sell or deliver the assets to the lender is less than the value of those assets (this difference is the haircut), if the lender defaults on its obligation to resell or return the same assets back to us (whether due to insolvency of the lender or otherwise) we may incur a loss on the transaction equal to the amount of the haircut (assuming there was no change in the value of the securities). On December 31, 2023, we had greater than 5% stockholders' equity at risk on a GAAP basis and non-GAAP basis with four repurchase agreement counterparties including Barclays Capital Inc., BofA Securities, Inc., Goldman Sachs Bank USA, and JP Morgan Securities, LLC. Additionally, the Company had greater than 5% stockholders' equity at risk related to financing arrangements obtained on certain retained interests in securitizations held in a trust that issued certificates to various third-party investors.

Our rights under our repurchase agreements may be subject to the effects of the bankruptcy laws in the event of the bankruptcy or insolvency of us or our lenders under the financing arrangements, which may allow our lenders to repudiate our financing arrangements.

In the event of our insolvency or bankruptcy, certain repurchase agreements may qualify for special treatment under the U.S. Bankruptcy Code, the effect of which, among other things, would be to allow the lender under the applicable repurchase agreements to avoid the automatic stay provisions of the U.S. Bankruptcy Code and to foreclose on the pledged collateral without delay, impacting our legal title and the right to proceeds. In the event of the insolvency or bankruptcy of a lender during the term of a repurchase agreement, the lender may be permitted, under applicable insolvency laws, to repudiate the contract, and our claim against the lender for damages may be treated simply as that of an unsecured creditor. In addition, if the lender is a broker or dealer subject to the Securities Investor Protection Act of 1970, or an insured depository institution subject to the Federal Deposit Insurance Act, our ability to exercise our rights to recover our securities under a repurchase agreement or to be compensated for any damages resulting from the lender's insolvency may be further limited by those statutes. These claims would be subject to significant delay and, if and when received, may be substantially less than the damages we actually incur.

Pursuant to the terms of borrowings under our financing arrangements, we are subject to margin calls that could result in defaults or force us to sell assets under adverse market conditions or through foreclosure.

We enter into repurchase agreements or similar financing arrangements to finance the acquisition of our target assets. Pursuant to the terms of borrowings under such financing arrangements, a decline in the value of the collateral may result in our lenders initiating margin calls. A margin call requires us to pledge additional collateral to re-establish the ratio of the value of the collateral to the amount of the borrowing. The specific collateral value to borrowing ratio that would trigger a margin call is not set in the master repurchase agreements or loan agreements and is not determined until we engage in a repurchase transaction or borrowing arrangement under these agreements. Our fixed-rate collateral are generally more susceptible to margin calls as periods of increased interest rates tend to affect more negatively the market value of fixed-rate securities. In addition, some collateral may be more illiquid than other instruments in which we invest, which could cause them to be more susceptible to margin calls in a volatile market environment. Moreover, collateral that prepays more quickly increases the frequency and magnitude of potential margin calls as there is a significant time lag between when the prepayment is reported (which reduces the market value of the security) and when the principal payment is actually received. If we are unable to satisfy margin calls, our lenders may foreclose on our collateral. The threat of or occurrence of a margin call could force us to sell, either directly or through a foreclosure, our collateral under adverse market conditions. Because of the leverage we expect to have, we may incur substantial losses upon the threat or occurrence of a margin call. The risks associated with leverage are more acute during periods of economic slowdown, recession, or an outbreak of a highly infectious disease or pandemic, which the U.S. economy has experienced and may experience in the future.

The Federal Reserve's actions and statements regarding monetary policy and the management of its balance sheet can affect the fixed income and mortgage finance markets in ways that could adversely affect our future business and financial results and the value of, and returns on, real estate-related investments and other assets we own or may acquire.

Actions taken by the Federal Reserve to set or adjust monetary policy or to manage the overall size and composition of its balance sheet, and statements it makes regarding the foregoing, may affect the expectations and outlooks of market participants in ways that disrupt our business and adversely affect the value of, and returns on, our portfolio of real-estate related investments and the pipeline of mortgage loans we own or may originate or acquire. For example, to control the rate of inflation, the Federal Reserve launched a reverse process known as quantitative tightening and raised its benchmark federal funds rate from nearly zero in March 2022 to a range between 5.25% and 5.50%, as of December 31, 2023. These conditions have resulted in an inversion of the yield curve, which can be a signal that we are entering into a recessionary period. Although the economy has remained relatively strong and there are expectations that the Federal Reserve will begin reducing the federal funds rate in 2024, these expectations might not materialize.

To the extent benchmark interest rates continue to rise or the yield curve flattens further as a result of the Federal Reserve's policy actions or statements, one of the immediate potential impacts on our business would be a reduction in the overall value of the pool of mortgage loans that we own and the overall value of the pipeline of mortgage loans that we have identified for origination or purchase. Rising benchmark interest rates also generally have a negative impact on the overall cost of short- and long-term borrowings we use to finance our acquisitions and holdings of mortgage loans, including as a result of the requirement to post additional margin (or collateral) to lenders to offset any associated decline in value of the mortgage loans we finance with short-term borrowings subject to market value-based margin calls. Several of the short-term borrowing facilities we use to finance our acquisitions and holdings of mortgage loans are uncommitted and all such short-term facilities have a limited term, which could result in these types of borrowings not being available in the future to fund our acquisitions and holdings and could result in our being required to sell holdings of mortgage loans and incur losses. In addition, any inability to fund originations or acquisitions of mortgage loans could damage our reputation as a reliable counterparty in the mortgage finance markets.

In addition, benchmark interest rates rising or the yield curve flattening would also likely impact the volume of residential mortgage loans available for purchase in the marketplace and our ability to compete to acquire residential mortgage loans as part of our residential mortgage banking activities. These impacts could result from, among other things, a lower overall volume of mortgage refinance activity by mortgage borrowers and an increased level of competition from large commercial banks that may operate with a lower cost of capital than we do, including as a result of Federal Reserve monetary policies that impact banks more favorably than us and other non-bank institutions. These and other impacts of developments of the type described above may have a negative impact on our business and results of operations and we cannot accurately predict the full extent of these impacts or for how long they may persist.

Further, as of December 31, 2023, we have $93.2 million of 8.000% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock (the "Series C Preferred Stock"), which will transition to a floating rate on September 15, 2024. A continued increase in interest rates will increase the cost of the Series C Preferred Stock, refinancing of our existing borrowings or the issuance of new variable rate debt.


Risks Related to our Management and our Relationship with our Manager and its Affiliates


We are dependent upon our Manager, its affiliates and their key personnel and may not find a suitable replacement if the management agreement with our Manager is terminated or such key personnel are no longer available to us, which would materially and adversely affect us.

In accordance with our management agreement, we are externally managed and advised by our Manager, and all of our officers are employees of TPG Angelo Gordon or its affiliates. We have no separate facilities, and we have no employees. Pursuant to our management agreement, our Manager is obligated to supply us with our senior management team, and the members of that team may have conflicts in allocating their time and services between us and other entities or accounts managed by our Manager and its affiliates, now or in the future, including other TPG Angelo Gordon funds. Substantially all of our investment, financing and risk management decisions are made by our Manager and not by us, and our Manager also has significant discretion as to the implementation of our operating policies and strategies.

Furthermore, our Manager has the sole discretion to hire and fire employees, and our Board of Directors and stockholders have no authority over the individual employees of our Manager or TPG Angelo Gordon, although our Board of Directors does have direct authority over our officers who are supplied by our Manager. Accordingly, we are completely reliant upon, and our success depends exclusively on, our Manager's personnel, services, resources, facilities, relationships and contacts. No assurance can be given that our Manager will act in our best interests with respect to the allocation of personnel, services and resources to our business.

In addition, the management agreement does not require our Manager to dedicate specific personnel to us or to require personnel servicing our business to allocate a specific amount of time to us. The failure of any of our Manager's key personnel to service our business with the requisite time and dedication, or the departure of such personnel from our Manager, or the failure of our Manager to attract and retain key personnel, would materially and adversely affect our ability to execute our business plan.

Further, when there are turbulent conditions in the real estate industry, distress in the credit markets or other times when we will need focused support and assistance from our Manager, the attention of our Manager's personnel and executive officers and the resources of TPG Angelo Gordon will also be required by the other funds and accounts managed by our Manager and its affiliates, placing our Manager's resources in high demand. In such situations, we may not receive the level of support and assistance that we may receive if we were internally managed or if our Manager and its affiliates did not act as a manager for other entities. If the management agreement is terminated and a suitable replacement for our Manager is not secured in a timely manner or at all, we would likely be unable to execute our business plan, which would materially and adversely affect us.

Moreover, in November 2023, TPG completed its acquisition of TPG Angelo Gordon, the direct parent company of our Manager. As a result of the acquisition, TPG Angelo Gordon operates its business as a new platform within TPG, which is a publicly traded company. In addition, as a result of the acquisition, our Manager became an indirect subsidiary of TPG. Uncertainty about the effect of the acquisition of TPG Angelo Gordon with TPG on employees, clients and business of TPG Angelo Gordon, as well as time and attention required by our management team and other personnel of our Manager to integration and other matters related to the acquisition, may have an adverse effect on TPG Angelo Gordon and subsequently on us and the other funds managed by TPG Angelo Gordon. Retention and motivation of certain employees may be challenging due to the uncertainty and difficulty of integration or a desire not to remain with TPG Angelo Gordon. As a result of the foregoing, management of our company may be adversely affected. Further, the completion of the acquisition may give rise to additional conflicts of interest and competition for investment opportunities among us, other TPG Angelo Gordon funds and TPG funds.

The management agreement was not negotiated on an arm's length basis and the terms, including the fees payable to our Manager, may not be as favorable to us as if the agreement was negotiated with unaffiliated third-parties.

All of our officers and our non-independent directors are employees of TPG Angelo Gordon or its affiliates. The management agreement was negotiated between related parties, and we did not have the benefit of arm's length negotiations of the type normally conducted with an unaffiliated third-party and the terms, including the fees payable to our Manager, may not be as favorable to us. We may choose not to enforce, or to enforce less vigorously, our rights under the management agreement because of our desire to maintain our ongoing relationship with our Manager.

Our governance and operational structure could result in conflicts of interest.

Our Manager is managed by TPG Angelo Gordon, whose interests may not always be aligned with ours or our Manager's. The employees of TPG Angelo Gordon that devote time to managing our business may have conflicting interests between us and TPG Angelo Gordon when managing our business. TPG Angelo Gordon may decide to sell or transfer an equity interest in the Manager, which could increase the potential conflicts. For example, TPG Angelo Gordon, including our Manager, was acquired by TPG in November 2023. Following the acquisition, an information barrier was created between the historical TPG business and TPG Angelo Gordon, including our Manager. While information barriers are designed to restrict the flow of information between certain businesses, such barriers may be breached, inadvertently or otherwise, including with respect to information regarding certain investment opportunities, deal pipelines and strategy, which could result in greater restrictions to our and other TPG Angelo Gordon funds' investment activities.

There are conflicts of interest inherent in our relationship with our Manager insofar as our Manager and its affiliates invest in real estate and other securities and loans, and whose investment objectives overlap with our investment objectives. Certain investments appropriate for us may also be appropriate for one or more of these other investment vehicles. Certain employees of our Manager and its affiliates who are our officers also may serve as officers and/or directors of these other entities. We may compete with entities affiliated with our Manager for certain target assets. From time to time, affiliates of our Manager focus on investments in assets with a similar profile as our target assets that we may seek to acquire. These affiliates may have meaningful purchasing capacity. To the extent such other investment vehicles acquire or divest of the same target assets as us, the scope of opportunities otherwise available to us may be adversely affected and/or reduced.

We have broad investment guidelines, and we have co-invested and may co-invest with TPG Angelo Gordon funds in a variety of investments. We also may invest in securities that are senior or junior to securities owned by funds managed by our Manager or its affiliates. There can be no assurance that any procedural protection will be sufficient to assure that these transactions will be made on terms that will be at least as favorable to us as those that would have been obtained in an arm's length transaction.

We are subject to TPG Angelo Gordon's investment allocation policy, which specifically addresses some of the conflicts relating to our investment opportunities. However, there is no assurance that this policy will be adequate to address all of the conflicts that may arise, or address such conflicts in a manner that results in the allocation of a particular investment opportunity to us or is otherwise favorable to us.

Our Manager and TPG Angelo Gordon and their respective employees also may have ongoing relationships with the obligors of investments or the clients' counterparties and they or their clients may own equity or other securities or obligations issued by such parties. In addition, TPG Angelo Gordon, either for its own accounts or for the accounts of other clients, may hold securities or obligations that are senior to, or have interests different from or adverse to, the securities or obligations that are acquired for us. Employees of our Manager and its affiliates may also invest in other entities managed by other TPG Angelo Gordon entities which are eligible to purchase target assets. See Part I, Item 1 "Business - Investment Policies" for additional information related to target assets. TPG Angelo Gordon or our Manager and their respective employees may make investment decisions for us that may be different from those undertaken for their personal accounts or on behalf of other clients (including the timing and nature of the action taken). TPG Angelo Gordon and its affiliates may at certain times simultaneously seek to purchase or sell the same or similar investments for clients or for themselves. Likewise, our Manager may on our behalf purchase or sell an investment in which another TPG Angelo Gordon client or affiliate is already invested or has co-invested. Such transactions may differ across TPG Angelo Gordon clients or affiliates. These instances may result in conflicts of interest, which may adversely affect our operations.

Some of our officers may hold executive or management positions with other entities managed by affiliates of our Manager, and some of our officers and directors may own equity interests or limited partnership interests in such entities. Such ownership may create, or may create the appearance of, conflicts of interest when these directors and officers are faced with decisions that could have different implications for such entities than they do for us.

We may enter into transactions to purchase or sell investments with entities or accounts managed by our Manager or its affiliates.

Our Manager may make, or may be required to make, investment decisions on our behalf where our trading counterparty is an entity affiliated with or an account managed by our Manager or its affiliates, including Arc Home. Although we have adopted an Affiliated Transactions Policy, which specifically addresses the requirements of these types of trades, there is no assurance that this policy will ensure the most favorable outcome for us or will be adequate to address all of the conflicts that may arise. There is no assurance that the terms of such transactions would be as favorable to us as transacting in the open market with unaffiliated third-parties. As the investment programs of the various entities and accounts managed by our Manager and its affiliates change over time, additional issues and considerations may affect our Affiliated Transactions Policy and our Manager's expectations with respect to such transactions, which could adversely affect our operations.

Our Board of Directors has approved very broad investment policies for our Manager, may change such policies without stockholder consent, and does not review or approve each investment or financing decision made by our Manager.

Our Board of Directors determines our operational policies and may amend or revise such policies, including our policies with respect to our REIT qualification, acquisitions, dispositions, operations, indebtedness and distributions, or approve transactions that deviate from these policies, without a vote of, or notice to, our stockholders. Operational policy changes could adversely affect the market value of our common stock and our ability to make distributions to our stockholders, such as reduction in the size of our GAAP investment portfolio. For example, 2020 was marked by unprecedented conditions caused by the COVID-19 pandemic, and as a result of and in response to these conditions, the size and composition of our investment portfolio was significantly reduced during 2020.

We may also change our investment strategies and policies and target asset classes at any time without the consent of our stockholders, which could result in our making investments that are different in type from, and possibly riskier than, our current assets or the investments contemplated in this report. For example, in 2021, we repositioned our investment strategy to focus primarily on opportunities within the non-agency residential mortgage market. A change in our investment strategies and policies and target asset classes may increase our exposure to interest rate risk, default risk and real estate market fluctuations, which could adversely affect the market value of our common stock and our ability to make distributions to our stockholders.

Our Manager is authorized to follow very broad investment policies and, therefore, has great latitude in determining the types of assets that are proper investments for us, the financing related to such assets, the allocations among asset classes and individual investment decisions. In the future, our Manager may make investments with lower rates of return than those anticipated under current market conditions or may make investments with greater risks to achieve those anticipated returns. Our Board of Directors periodically reviews our investment policies and our investment portfolio but does not review or approve each proposed investment by our Manager or the financing related thereto. In addition, in conducting periodic reviews, our Board of Directors relies primarily on information provided to it by our Manager. Furthermore, our Manager may use complex strategies and transactions that may be costly, difficult or impossible to unwind by the time they are reviewed by our Board of Directors.

Our Manager's fee structure may not create proper incentives or may induce our Manager and its affiliates to make riskier or more speculative investments, which increase the risk of our portfolio.

We pay our Manager base management fees on a quarterly basis regardless of the performance of our portfolio. Our Manager's entitlement to base management fees, which are based on our "Stockholders' Equity" (as defined under "— Contractual obligations — The Management Agreement" in Part II, Item 7), might reduce its incentive to devote its time and effort to seeking loans or other investments that provide attractive risk-adjusted returns for our stockholders and instead may incentivize our Manager to advance strategies that increase our Stockholders' Equity, which could, in turn, adversely affect our ability to make distributions to our stockholders and the market price of our common stock. There may be circumstances where increasing our Stockholders' Equity will not optimize the returns for our stockholders, and consequently, we will be required to pay our Manager base management fees in a particular period despite experiencing a net loss or a decline in the value of our portfolio during that period. The compensation payable to our Manager will increase as a result of any future issuances of our equity securities, even if the issuances are dilutive to existing stockholders.

In addition, our Manager has the ability to earn an incentive fee that is based, in large part, upon our achievement of targeted levels of adjusted net income, as calculated in accordance with the management agreement. In evaluating asset acquisition and other management strategies, the opportunity to earn an incentive fee based on adjusted net income may lead our Manager to place undue emphasis on the maximization of adjusted net income at the expense of other criteria, such as preservation of capital, maintaining liquidity, and/or management of credit risk or market risk, in order to achieve a higher incentive fee. Assets with higher yield potential are generally riskier or more speculative. This could result in increased risk to our portfolio.

In addition, the incentive fee is computed and paid annually generally on adjusted net income that includes unrealized gains driven by mark-to-market increases on investments. If the value of such investments decline prior to a realization event, it is possible that the unrealized gains previously included in the calculation of the incentive fee will not be realized. Our Manager is not under any obligation to reimburse us for any part of the incentive fee previously received as a result of unrealized gains that are ultimately not realized.

Our Manager will not be liable to us for any acts or omissions performed in accordance with the management agreement, including with respect to the performance of our investments.

Pursuant to our management agreement, our Manager will not assume any responsibility other than to render the services called for thereunder in good faith and will not be responsible for any action of our Board of Directors in following or declining to follow its advice or recommendations. Our Manager maintains a contractual as opposed to a fiduciary relationship with us. Our Manager, its members, managers, officers and employees will not be liable to us or any of our subsidiaries, to our Board of Directors, or our or any subsidiary's stockholders or partners for any act or omission by our Manager, its members, managers, officers or employees, except by reason of acts constituting bad faith, willful misconduct, gross negligence or reckless disregard of our Manager's duties under our management agreement. We shall, to the full extent lawful, reimburse, indemnify and hold our Manager, its members, managers, officers and employees and each other person, if any, controlling our Manager harmless of and from any and all expenses, losses, damages, liabilities, demands, charges and claims of any nature whatsoever (including attorneys' fees) in respect of or arising from any act or omission of an indemnified party made in good faith in the performance of our Manager's duties under our management agreement and not constituting such indemnified party's bad faith, willful misconduct, gross negligence or reckless disregard of our Manager's duties under our management agreement.

Termination of our management agreement would be costly and, in certain cases, not permitted.

It is difficult and costly to terminate the management agreement we have entered into with our Manager without cause. Our independent directors review our Manager's performance and the management fees annually. The management agreement renews automatically each year for an additional one-year period, subject to certain termination rights. As of the date hereof, our management agreement has not been terminated. The management agreement provides that it may be terminated annually by us without cause upon the affirmative vote of at least two-thirds of our independent directors or by a vote of the holders of at least two-thirds of our outstanding common stock, in each case based upon (i) our Manager's unsatisfactory performance that is materially detrimental to us or (ii) our determination that the management fees payable to our Manager are not fair, subject to our Manager's right to prevent termination based on unfair fees by accepting a reduction of management fees agreed to by at least two-thirds of our independent directors. Our Manager must be provided 180-days' prior notice of any such termination. We may not terminate or elect not to renew the management agreement, even in the event of our Manager's poor performance, without having to pay substantial termination fees. Upon any such termination without cause, the management agreement provides that we will pay our Manager a termination fee equal to three times the average annual base management fee earned by our Manager during the 24-month period prior to termination, calculated as of the end of the most recently completed fiscal quarter. While under certain circumstances the obligation to make such a payment might not be enforceable, this provision may increase the cost to us of terminating the management agreement and adversely affect our ability to terminate the management agreement without cause.

Our Manager may terminate our management agreement, which could materially adversely affect our business.

Our Manager may terminate the management agreement if we become required to register as an investment company under the Investment Company Act with termination deemed to occur immediately before such event, in which case we would not be required to pay a termination fee to our Manager. Our Manager may decline to renew the management agreement by providing us with 180 days' written notice, in which case we would not be required to pay a termination fee to our Manager. Our Manager may also terminate the management agreement upon at least 60 days' prior written notice if we default in the performance of any material term of the management agreement and the default continues for a period of 30 days after written notice to us, whereupon we would be required to pay to our Manager the termination fee described above. If the management agreement is terminated and no suitable replacement is found to manage us, we may not be able to execute our business plan.

Depository institutions that finance our investments may require that AG REIT Management, LLC remain as our Manager under the management agreement and that certain key personnel of our Manager continue to service our business. If AG REIT Management, LLC ceases to be our Manager or one or more of our Manager's key personnel are no longer servicing our business, it may constitute an event of default, and the depository institution providing the arrangement may have acceleration rights with respect to outstanding borrowings and termination rights with respect to our ability to finance our future investments with that institution. If we are unable to obtain financing for our accelerated borrowings and for our future investments under such circumstances, we may be required to curtail our asset acquisitions and/or dispose of assets at an inopportune time.

We have engaged Red Creek Asset Management LLC, an affiliate of our Manager (the "Asset Manager"), to manage certain of our residential mortgage loans. The terms of the asset management agreement with the Asset Manager may not be as favorable to us as if the agreement was negotiated with unaffiliated third-parties.

In connection with our investments in Non-QM Loans, Agency-Eligible Loans, residential mortgage loans, and Re/Non-Performing Loans, we engage asset managers to provide advisory, consultation, asset management and other services to help our third-party servicers formulate and implement strategic plans to manage, collect and dispose of loans in a manner that is reasonably expected to maximize the amount of proceeds from each loan. We engaged the Asset Manager, an affiliate of the Manager and direct subsidiary of TPG Angelo Gordon, as the asset manager for certain of our non-agency loans, agency loans, residential mortgage loans and Re/Non-Performing Loans. We pay separate arm's length asset management fees as assessed and confirmed by a third-party valuation firm for certain of our Non-Agency Loans, NPL/RPL and other residential loan products to the Asset Manager. The asset management agreement was negotiated between related parties, and we did not have the benefit of arm's length negotiations as we normally would with unaffiliated third-parties. As such, the terms may not be as favorable to us as they otherwise might have been.

Risks Related to Taxation

Our failure to qualify as a REIT would result in higher taxes and reduced cash available for distribution to our stockholders.

We operate in a manner that is intended to qualify us as a REIT for U.S. federal income tax purposes. However, the U.S. federal income tax laws governing REITs are complex, and interpretations of such laws are limited. Maintaining our qualification as a REIT requires us to meet various tests regarding the nature of our assets and our income, the ownership of our outstanding stock, and the amount of our distributions on an ongoing basis.

Our ability to satisfy the asset tests depends upon the characterization and fair values of our assets, some of which are not susceptible to a precise determination and for which we will not obtain independent appraisals. Our compliance with the annual REIT income and quarterly asset requirements also depends upon our ability to successfully manage the composition of our income and assets on an ongoing basis. Although we intend to operate so that we will maintain our qualification as a REIT, no assurance can be given that we will so qualify for any particular year.

We also own interests in one or more entities that have elected to be taxed as a REIT under the U.S. federal income tax laws, or a "Subsidiary REIT." Each Subsidiary REIT is subject to the same REIT requirements that are applicable to us. If a Subsidiary REIT were to fail to qualify as a REIT, then (i) that Subsidiary REIT would become subject to regular U.S. federal, state and local corporate income tax, (ii) our interest in such Subsidiary REIT would cease to be a qualifying asset for purposes of the REIT asset tests, and (iii) it is possible that we would fail certain of the REIT asset tests, in which event we also would fail to qualify as a REIT unless we could avail ourselves of certain relief provisions. While we believe that each Subsidiary REIT has qualified as a REIT under the Code, we have joined each Subsidiary REIT in filing a "protective" TRS election under Section 856(l) of the Code. We cannot assure you that each such "protective" TRS election would be effective to avoid adverse consequences to us. Moreover, even if a "protective" election were to be effective, we cannot assure you that we would not fail to satisfy the requirement that not more than 20% of the value of our total assets may be represented by the securities of one or more TRSs.

If we fail to qualify as a REIT in any calendar year, we would be required to pay U.S. federal income tax on our taxable income at regular corporate rates, and dividends paid to our stockholders would not be deductible by us in computing our taxable income. Further, if we fail to qualify as a REIT, we might need to borrow money or sell assets in order to pay any resulting tax. Our payment of income tax would decrease the amount of our income available for distribution to our stockholders. Furthermore, if we fail to maintain our qualification as a REIT, we no longer would be required to distribute substantially all of our REIT taxable income to our stockholders. Unless our failure to qualify as a REIT was subject to relief under U.S. federal income tax laws, we could not re-elect to qualify as a REIT for four taxable years following the year in which we failed to qualify.

Complying with the REIT requirements can be difficult and may cause us to be forced to liquidate assets or to forego otherwise attractive opportunities.

To qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our shares. If we are compelled to liquidate our investments to repay obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our qualification as a REIT, or we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as dealer property or inventory. We may be required to make distributions to our stockholders at disadvantageous times or when we do not have funds readily available for distribution, and may be unable to pursue otherwise attractive investments in order to satisfy the source-of-income or asset-diversification requirements for qualifying as a REIT. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

The REIT distribution requirements could adversely affect our ability to execute our business strategies.

We generally must distribute annually at least 90% of our net taxable income, excluding any net capital gain, in order for corporate income tax not to apply to earnings that we distribute. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our taxable income, we will be subject to U.S. federal corporate income tax, and may be subject to state and local income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under U.S. federal income tax laws. We intend to make distributions to our stockholders to comply with the requirements of the Code and to avoid paying corporate income tax. However, differences in timing between the recognition of taxable income and the actual

receipt of cash could require us to sell assets or borrow funds on a short-term or long-term basis to meet the distribution requirements of the Code.

We may find it difficult or impossible to meet distribution requirements in certain circumstances. Due to the nature of the assets in which we invest, we may be required to recognize taxable income from those assets in advance of our receipt of cash flow on or proceeds from disposition of such assets. For example, we may be required to accrue interest and discount income on mortgage loans, mortgage-backed securities, and other types of debt securities or interests in debt securities before we receive any payment of interest or principal on such assets. To the extent that we buy back our debt at prices lower than par, we may recognize taxable income without a corresponding receipt of cash. We may also acquire distressed debt investments that may be subsequently modified by agreement with the borrower. If the amendments to the outstanding debt are "significant modifications" under the applicable Treasury regulations, the modified debt may be considered to have been reissued to us at a gain in a debt-for-debt exchange with the borrower, with gain recognized by us to the extent that the principal amount of the modified debt exceeds our cost of purchasing it prior to modification. Finally, we may be required under the terms of indebtedness that we incur to use cash received from interest payments to make principal payments on that indebtedness, with the effect of recognizing income but not having a corresponding amount of cash available for distribution to our stockholders.

As a result, to the extent such income is not recognized within a domestic TRS, the requirement to distribute a substantial portion of our net taxable income could cause us to: (i) sell assets in adverse market conditions, (ii) borrow on unfavorable terms, (iii) distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt or (iv) make a taxable distribution of our shares as part of a distribution in which stockholders may elect to receive shares or (subject to a limit measured as a percentage of the total distribution) cash, in order to comply with REIT requirements. Moreover, if our only feasible alternative were to make a taxable distribution of our shares to comply with the REIT distribution requirements for any taxable year and the value of our shares was not sufficient at such time to make a distribution to our stockholders in an amount at least equal to the minimum amount required to comply with such REIT distribution requirements, we would generally fail to qualify as a REIT for such taxable year and would be precluded from being taxed as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT.

Even if we qualify as a REIT, we may face tax liabilities that reduce our cash flow.

Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from certain activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes, such as mortgage recording taxes. In addition, in order to meet the REIT qualification requirements, or to avert the imposition of a 100% tax that applies to certain gains derived by a REIT from dealer property or inventory, we may hold certain assets through, and derive a significant portion of our taxable income and gains in, TRSs. Such subsidiaries are subject to corporate level income tax at regular rates. Any of these taxes would decrease cash available for distribution to our stockholders.

The failure of assets subject to repurchase agreements to be treated as owned by us for U.S. federal income tax purposes could adversely affect our ability to qualify as a REIT.

We have entered and may in the future enter into repurchase agreements that are structured as sale and repurchase agreements pursuant to which we nominally sell certain of our assets to a counterparty and simultaneously enter into an agreement to repurchase these assets at a later date in exchange for a purchase price. Economically, these agreements are financings which are secured by the assets sold pursuant thereto. We believe that we are treated for REIT asset and income test purposes as the owner of the assets that are the subject of any such sale and repurchase agreement notwithstanding that such agreements may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could assert that we did not own the assets during the term of the sale and repurchase agreement, in which case we could fail to qualify as a REIT.

Our ownership of and relationship with our TRSs will be limited, and a failure to comply with the limits would jeopardize our REIT status and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock of one or more TRSs. A TRS may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation (other than a REIT) of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 20% of the value of a REIT's total assets may consist of stock or securities of one or more TRSs. A domestic TRS will pay federal, state and local income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation, and in certain circumstances, the ability of our TRSs to deduct net business interest expenses generally may be limited. The rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis.

Uncertainty exists with respect to the treatment of TBAs for purposes of the REIT asset and income tests.

We have purchased and sold and may in the future purchase and sell Agency RMBS through TBAs and have recognized and may in the future recognize income or gains from the disposition of those TBAs, through dollar roll transactions or otherwise. While there is no direct authority with respect to the qualification of TBAs as real estate assets or U.S. Government securities for purposes of the REIT 75% asset test or the qualification of income or gains from dispositions of TBAs as gains from the sale of real property or other qualifying income for purposes of the REIT 75% gross income test, we treat our TBAs under which we contract to purchase a to-be-announced Agency RMBS ("long TBAs") as qualifying assets for purposes of the REIT 75% asset test, and we treat income and gains from our long TBAs as qualifying income for purposes of the REIT 75% gross income test, based on a legal opinion of counsel substantially to the effect that (i) for purposes of the REIT asset tests, our ownership of a long TBA should be treated as ownership of real estate assets, and (ii) for purposes of the REIT 75% gross income test, any gain recognized by us in connection with the settlement of our long TBAs should be treated as gain from the sale or disposition of an interest in mortgages on real property. Opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not successfully challenge the conclusions set forth in such opinions. In addition, it must be emphasized that the opinion of counsel is based on various assumptions relating to our TBAs and is conditioned upon fact-based representations and covenants made by our Manager regarding our TBAs. No assurance can be given that the IRS would not assert that such assets or income are not qualifying assets or income. If the IRS were to successfully challenge the opinion of counsel, we could be subject to a penalty tax or we could fail to remain qualified as a REIT if a sufficient portion of our assets consists of TBAs or a sufficient portion of our income consists of income or gains from the disposition of TBAs.

New legislation or administrative or judicial action, in each instance potentially with retroactive effect, could make it more difficult or impossible for us to qualify as a REIT.

The present U.S. federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time, which could affect the U.S. federal income tax treatment of an investment in our stock. The U.S. federal tax rules that affect REITs are under review constantly by persons involved in the legislative process, the IRS and the U.S. Treasury Department, which results in statutory changes as well as frequent revisions to Treasury regulations and interpretations. Revisions in U.S. federal tax laws and interpretations thereof could cause us to change our investments, commitments and strategies, which could also affect the tax considerations of an investment in our stock.

Complying with the REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Code may limit our ability to hedge our assets and operations. Under current law, any income that we generate from transactions intended to hedge our interest rate, inflation or currency risks will be excluded from gross income for purposes of the REIT 75% and 95% gross income tests if (i) the instrument hedges risk of interest rate or currency fluctuations on indebtedness incurred or to be incurred to carry or acquire real estate assets, (ii) the instrument hedges risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the REIT 75% or 95% gross income tests, or (iii) the instrument was entered into to "offset" certain instruments described in clauses (i) or (ii) of this sentence and certain other requirements are satisfied and such instrument is properly identified under applicable Treasury Regulations. Income from hedging transactions that do not meet these requirements may constitute nonqualifying income for purposes of both the REIT 75% and 95% gross income tests. As a result of these rules, we may have to limit our use of hedging techniques that might otherwise be advantageous to us and could result in greater risks associated with interest rate fluctuations or other changes than we would otherwise be able to mitigate.

The tax on prohibited transactions will limit our ability to engage in transactions, including certain methods of securitizing mortgage loans, that would be treated as sales for U.S. federal income tax purposes.

A REIT's net income from prohibited transactions is subject to a 100% tax with no offset for losses. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, but including mortgage loans, held primarily for sale to customers in the ordinary course of business. We might be subject to this tax if we dispose of or securitize loans in a manner that was treated as a sale of the loans, if we frequently buy and sell securities or open and close TBA contracts in a manner that is treated as dealer activity with respect to such securities or contracts for U.S. federal income tax purposes. Therefore, in order to avoid the prohibited transactions tax, we may choose to engage in certain sales of loans through a TRS and not at the REIT level, and may limit the structures we utilize for our securitization transactions, even though the sales or structures might otherwise be beneficial to us.

The share ownership limits applicable to us that are imposed by the Code for REITs and our charter may restrict our business combination opportunities.

In order for us to maintain our qualification as a REIT under the Code, not more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of each taxable year after our first taxable year. Our charter, with certain exceptions, authorizes our Board of Directors to take the actions that are necessary or appropriate to preserve our qualification as a REIT. Under our charter, no person may own, directly or indirectly, (i) more than 9.8% in value or in number of shares, whichever is more restrictive, of our outstanding common stock or (ii) more than 9.8% in value or in number of shares, whichever is more restrictive, of our outstanding capital stock. However, our Board of Directors may, in its sole discretion, grant an exemption to the share ownership limits (prospectively or retrospectively), subject to certain conditions and the receipt by our board of certain representations and undertakings. The share ownership limit is based upon direct or indirect ownership by "persons," which is defined to include entities and certain groups of stockholders. Our share ownership limits might delay or prevent a transaction or a change in our control that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

The constructive ownership rules contained in our charter are complex and may cause the outstanding shares owned by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than these percentages of the outstanding shares by an individual or entity could cause that individual or entity to own constructively in excess of these percentages of the outstanding shares and thus violate the share ownership limits. Any attempt to own or transfer our common stock or preferred shares in excess of the share ownership limits without the consent of our Board of Directors or in a manner that would cause us to be "closely held" under Section 856(h) of the Code (without regard to whether the shares are held during the last half of a taxable year) will result in the shares being deemed to be transferred to a director for a charitable trust or, if the transfer to the charitable trust is not automatically effective to prevent a violation of the share ownership limits or the restrictions on ownership and transfer of our shares, any such transfer of our shares will be void *ab initio*. Further, any transfer of our shares that would result in our shares being held by fewer than 100 persons will be void *ab initio*.

We could face adverse tax consequences if WMC failed to qualify as a REIT prior to the Merger.

In connection with the closing of the Merger, we received an opinion of counsel to the effect that WMC qualified as a REIT for U.S. federal income tax purposes through the time of the Merger. However, we did not request a ruling from the IRS that WMC qualified as a REIT. Notwithstanding the opinion of counsel, if the IRS successfully challenged WMC's REIT status prior to the Merger, we could face adverse tax consequences, including:

- succeeding to WMC's liability for U.S. federal income taxes at regular corporate rates for the periods in which WMC failed to qualify as a REIT (without regard to the deduction for dividends paid for such periods);
- succeeding to any built-in gain on WMC's assets, for which we could be liable for U.S. federal income tax at regular corporate rates, if we were to recognize such gain in the five-year period following the Merger; and
- succeeding to WMC's E&P accumulated during the periods in which WMC failed to qualify as a REIT, which we would be required to distribute to our shareholders in order to satisfy the REIT 90% distribution requirements and avoid the imposition of any excise tax as a result, we would have less cash available for operations and distributions to our shareholders, which could require us to raise capital on unfavorable terms or pay deficiency dividends.

There may be tax consequences to any modifications to our borrowings, our hedging transactions and other contracts to replace references to LIBOR.

The publication of LIBOR rates was discontinued beginning July 1, 2023. Other than our Series C Preferred Stock, which adjusts later this year, we have modified our LIBOR-based instruments to replace references to LIBOR. Under current law, certain modifications of terms of LIBOR-based instruments may have tax consequences, including deemed taxable exchanges of the pre-modification instrument for the modified instrument. Treasury regulations, effective March 7, 2022 (the "IBOR Regulations") provide guidance on the tax consequences of the discontinuation of LIBOR and certain other interbank offered rates. The IBOR Regulations allow for the treatment of certain modifications to be deemed non-taxable events. We do not believe that we recognized any taxable income as a result of LIBOR migration in excess of our economic income, but there can be no assurance that the IRS would not assert a contrary position.

Risks Related to our Organization and Structure

Loss of our exemption from regulation under the Investment Company Act would impose significant limits on our operations, which would negatively affect the value of shares of our common stock and our ability to distribute cash to our stockholders.

We conduct our operations so neither we nor any of our subsidiaries are required to register as an investment company under the Investment Company Act. Under Section 3(a)(1)(A) of the Investment Company Act, a company is an investment company if it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Under Section 3(a)(1)(C) of the Investment Company Act, a company is deemed to be an investment company if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire "investment securities" having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (the "40% test"). "Investment securities" do not include, among other things, U.S. government securities, and securities issued by majority-owned subsidiaries that (i) are not investment companies and (ii) are not relying on the exceptions from the definition of investment company provided by Section 3(c)(1) or 3(c)(7) of the Investment Company Act (the so called "private investment company" exemptions). We believe that we are not an investment company as defined in Section 3(a)(1)(A) or 3(a)(1)(C).

The operations of many of our wholly-owned or majority-owned subsidiaries are generally conducted so that they are exempted from investment company status in reliance upon Section 3(c)(5)(C) of the Investment Company Act. Our interests in those subsidiaries do not constitute "investment securities" for purposes of Section 3(a)(1)(C). Section 3(c)(5)(C) exempts from the definition of "investment company" entities "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." The staff of the SEC generally requires an entity relying on Section 3(c)(5)(C) to invest at least 55% of its portfolio in "qualifying assets" (the "55% test") and at least another 25% in additional qualifying assets or in "real estate-related" assets (the "25% test") (with no more than 20% comprised of miscellaneous assets). To the extent that our direct subsidiaries qualify only for either Section 3(c)(1) or 3(c)(7) exemptions from the Investment Company Act, we limit our holdings in those kinds of entities and in other investment securities so that we satisfy the 40% test. Although we continuously monitor our and our subsidiaries' portfolios on an ongoing basis to determine compliance with that test, there can be no assurance that we will be able to maintain the exemptions from registration for us and each of our subsidiaries at all times.

The method we use to classify our and our subsidiaries' assets for purposes of the Investment Company Act is based in large measure upon no-action positions taken by the SEC staff. These no-action positions were issued in accordance with factual situations that may be substantially different from the factual situations we may face, and a number of these no-action positions were issued decades ago. No assurance can be given that the SEC or its staff will concur with our classification of our or our subsidiaries' assets. In August 2011, the SEC solicited public comment on a wide range of issues relating to Section 3(c)(5)(C), including the nature of the assets that qualify for purposes of the exemption and leverage used by mortgage-related vehicles. There can be no assurance that the laws and regulations governing the Investment Company Act status of companies primarily owning real estate-related assets, including more specific or different guidance regarding these exemptions from the SEC, will not change in a manner that adversely affects our operations. To the extent of such additional guidance regarding Section 3(c)(5)(C) or any of the other matters bearing upon the definition of investment company and the exceptions to that definition, we may be required to adjust our investment strategy accordingly.

Qualification for exemption from the definition of an investment company under the Investment Company Act limits our ability to make certain investments. For example, these restrictions limit our and our subsidiaries' ability to invest directly in mortgage-related securities that represent less than the entire ownership in a pool of mortgage loans, debt and equity tranches of securitizations, certain real estate companies or assets not related to real estate. If we fail to qualify for these exemptions, or the SEC determines that companies that invest in RMBS are no longer able to rely on these exemptions, we could be required to (a) restructure our activities to avoid being required to register as an investment company, (b) effect sales of certain assets in a manner that, or at a time when, we would not otherwise choose to do so or (c) we may be required to register as an investment company under the Investment Company Act. Any of these outcomes could negatively affect the value of shares of our stock and our ability to make distributions to our stockholders.

If we were required to register with the CFTC as a Commodity Pool Operator, it could materially adversely affect our business, financial condition and results of operations.

Under the Dodd-Frank Act, the U.S. Commodity Futures Trading Commission, or the CFTC, was given jurisdiction over the regulation of swaps. Under rules implemented by the CFTC, companies that utilize swaps as part of their business model, including many mortgage REITs, may be deemed to fall within the statutory definition of Commodity Pool Operator, or CPO, and, absent relief from the CFTC's Division of Swap Dealer and Intermediary Oversight, may be required to register with the CFTC as a CPO. As a result of numerous requests for no-action relief from CPO registration, in December 2012 the CFTC issued no-action relief entitled "No-Action Relief from the Commodity Pool Operator Registration Requirement for Commodity Pool Operators of Certain Pooled Investment Vehicles Organized as Mortgage Real Estate Investment Trusts," which permits a CPO to receive relief from registration requirements by filing a claim stating that the CPO meets the criteria specified in the no-action letter. We submitted a claim for relief within the required time period and believe we meet the criteria for such relief. There can be no assurance, however, that the CFTC will not modify or withdraw the no-action letter in the future or that we will be able to continue to satisfy the criteria specified in the no-action letter in order to qualify for relief from CPO registration. If we were required to register as a CPO in the future or change our business model to ensure that we can continue to satisfy the requirements of the no-action relief, it could materially and adversely affect our financial condition, our results of operations and our ability to operate our business.

Certain provisions of Maryland law could inhibit a change in our control.

Certain provisions of the Maryland General Corporation Law, or the MGCL, may have the effect of inhibiting a third-party from making a proposal to acquire us or of impeding a change in our control under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then prevailing market price of such shares.

- We are subject to the "business combination" provisions of the MGCL that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our then outstanding voting shares or an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding voting shares) or an affiliate thereof for five years after the most recent date on which the stockholder becomes an interested stockholder and, thereafter, imposes special stockholder voting requirements to approve these combinations unless the consideration being received by common stockholders satisfies certain conditions. Pursuant to the statute, our Board of Directors has, by resolution, exempted business combinations between us and any other person, provided that the business combination is first approved by our Board of Directors. This resolution, however, may be altered or repealed in whole or in part at any time.
- The "control share" provisions of the MGCL provide that a holder of "control shares" of a Maryland corporation (defined as shares which, when aggregated with all other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in the election of directors) acquired in a "control share acquisition" (defined as the acquisition of "control shares," subject to certain exceptions) has no voting rights with respect to those shares except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding votes entitled to be cast by the acquirer of control shares, and by our officers and our directors who are also our employees. Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our shares. There can be no assurance that this provision will not be amended or eliminated in the future.
- The "unsolicited takeover" provisions of the MGCL permit our Board of Directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain takeover defenses, such as a classified board, some of which we do not yet have.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions taken not in your best interest.

Our charter limits the liability of our present and former directors and officers to us and to our stockholders for money damages to the maximum extent permitted under Maryland law. Under current Maryland law, our present and former directors and officers will not have any liability to us or our stockholders for money damages other than liability resulting from:

- actual receipt of an improper benefit or profit in money, property or services; or
- active and deliberate dishonesty by the director or officer that was established by a final judgment as being material to the cause of action.

Our charter authorizes us, and our bylaws require us, to indemnify, and advance expenses to, each present and former director or officer, to the maximum extent permitted by Maryland law, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service to us. As a result, we and our stockholders may have more limited rights against our present and former directors and officers than might otherwise exist absent the current provisions in our charter and bylaws or that might exist with other companies.

Other Risks Related to Ownership of Our Common Stock

Investing in our common stock may involve a high degree of risk. Investors in our common stock may experience losses, volatility, and poor liquidity, and we may reduce or stop paying our dividends in a variety of circumstances.

An investment in our common stock may involve a high degree of risk, particularly when compared to other types of investments. Risks related to the economy, the financial markets, our industry, our investing activity, our other business activities, our financial results, the amount of dividends we pay, the manner in which we conduct our business, and the way we have structured our operations could result in a reduction in, or the elimination of, the value of our common stock. The level of risk associated with an investment in our common stock may not be suitable for the risk tolerance of many investors. Investors may experience volatile returns and material losses. In addition, the trading volume of our common stock (i.e., its liquidity) may be insufficient to allow investors to sell their common stock when they want to or at a price they consider reasonable. Further, limited liquidity in the trading market for our common stock could adversely impact our ability to raise capital through future equity offerings that we may pursue in order to continue to grow our business.

Our earnings, cash flows, book value, and dividends can be volatile and difficult to predict. Investors in our common stock should not rely on our estimates, projections, or predictions, or on management's beliefs about future events. In particular, the sustainability of our earnings and our cash flows will depend on numerous factors, including our level of business and investment activity, our access to debt and equity financing, the returns we earn, the amount and timing of credit losses, prepayments, the expense of running our business, and other factors, including the risk factors described herein. As a consequence, although we seek to pay a regular common stock dividend that is sustainable, we may reduce our regular dividend rate, or stop paying dividends, in the future for a variety of reasons. We may not provide public warnings of dividend reductions prior to their occurrence. Changes to the amount of dividends we pay may result in a reduction in the value of our common stock.

Future sales of our common stock by us or by our officers and directors may have adverse consequences for investors.

We may issue additional shares of common stock, or securities convertible into, or exchangeable for, shares of common stock, in public offerings or private placements, and holders of our outstanding convertible notes or exchangeable securities may convert those securities into shares of common stock. In addition, we may issue additional shares of common stock to participants in any direct stock purchase and dividend reinvestment plan we may establish and to our directors, officers, and employees of our Manager under any employee stock purchase plan we may establish, our equity incentive plan, or other similar plans, including upon the exercise of, or in respect of, distributions on equity awards previously granted thereunder. We are not required to offer any such shares to existing shareholders on a preemptive basis. Therefore, it may not be possible for existing shareholders to participate in future share issuances, which may dilute existing shareholders' interests in us. In addition, if market participants buy shares of common stock, or securities convertible into, or exchangeable for, shares of common stock, in issuances by us in the future, it may reduce or eliminate any purchases of our common stock they might otherwise make in the open market, which in turn could have the effect of reducing the volume of shares of our common stock traded in the marketplace, which could have the effect of reducing the market price and liquidity of our common stock.

As of March 4, 2024, our directors, executive officers and our Manager beneficially owned, in the aggregate, approximately 4.2% of our common stock (including approximately 3.2% held by our directors and executive officers). Sales of shares of our common stock by our directors and officers are generally required to be publicly reported and are tracked by many market participants as a factor in making their own investment decisions. As a result, future sales by these individuals or our Manager could negatively affect the market price of our common stock.

Conversion of the Legacy WMC Convertible Notes may dilute the ownership interest of existing stockholders, which could cause our share price to decline.

In connection with the WMC acquisition, one of our subsidiaries assumed, and the Company guaranteed the payment of, the $86.25 million in aggregate principal of the Legacy WMC Convertible Notes originally issued by WMC. The Legacy WMC Convertible Notes are convertible into, at the Company's election, cash, shares of our common stock, or a combination of both, subject to the satisfaction of certain conditions and during specified periods. As a result of the WMC acquisition and pursuant to the terms of the Legacy WMC Convertible Notes, the right to convert each $1,000 principal amount of the Legacy WMC Convertible Notes into shares of WMC Common Stock was changed into the right to convert such principal amount into the shares of our common stock and cash that a holder of 33.7952 (the applicable conversion rate immediately prior to the Effective Time) shares of WMC Common Stock would have been entitled to receive upon consummation of the WMC acquisition (subject to any settlement election by the Company under the Legacy WMC Convertible Notes). The conversion rate is subject to further adjustment upon the occurrence of certain specified events and the holders may require the Company to repurchase all or any portion of their notes for cash equal to 100% of the principal amount of the Legacy WMC Convertible Notes, plus accrued and unpaid interest, if the Company undergoes a fundamental change as specified in the supplemental indenture for the Legacy WMC Convertible Notes. The Legacy WMC Convertible Notes can be redeemed at the Company's option on or after June 15, 2024, and mature on September 15, 2024, unless earlier converted, redeemed, or repurchased by the holders pursuant to their terms. To the extent we issue shares of our common stock upon conversion of the Legacy WMC Convertible Notes, the conversion of some, or all of our Legacy WMC Convertible Notes, will dilute the ownership interests of existing stockholders and the market price of our common stock may be negatively affected.

We have not established a minimum distribution payment level and we cannot assure you of our ability to pay distributions in the future.

We are generally required to distribute to our stockholders at least 90% of our REIT taxable income (excluding net capital gain and without regard to the deduction for dividends paid) each year for us to qualify as a REIT under the Code, which requirement we have historically satisfied through quarterly distributions of all or substantially all of our REIT taxable income in such year, subject to certain adjustments.

Our ability to continue to pay quarterly dividends in the future may be adversely affected by a number of factors, including but not limited to, the risk factors described in this report. Further, we may consider paying future dividends, if at all, in shares of common stock, cash, or a combination of shares of common stock and cash. Any decision regarding the composition of such dividends would be made following an analysis and review of our liquidity, including our cash balances and cash flows, at the time of payment of the dividend. For example, we may determine to distribute shares of common stock in lieu of cash, or in combination with cash, in respect of our dividend obligations, which, among other things, could result in dilution to existing stockholders.

Under IRS guidance, "publicly offered" REITs (i.e., REITs required to file annual and periodic reports with the SEC under the Exchange Act) are also permitted to make elective cash/stock dividends (i.e., dividends paid in a mixture of stock and cash), with a minimum percentage of the total distribution being paid in cash, to satisfy their REIT distribution requirements. Taxable stockholders receiving such distributions will be required to include the full amount of the distribution as ordinary income to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, common stockholders may be required to pay income taxes with respect to such dividends in excess of cash received. If a U.S. stockholder sells the common stock that it receives as a dividend in order to pay this tax, the sale proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our common stock at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, we or the applicable withholding agent may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in common stock. In addition, if a significant number of our stockholders determine to sell shares of our common stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our common stock.

The market price of our common stock has been and may continue to be volatile and holders of our common stock could lose all or a significant portion of their investment due to drops in the market price of our common stock.

The market price of our common stock has been and may continue to be volatile. Our stockholders may not be able to resell their common stock at or above the implied price at which they acquired such common stock or otherwise due to fluctuations in the market price of our common stock, including changes in market price caused by factors unrelated to our operating performance or prospects. Additionally, volatility and other factors may induce stockholder activism, which has been increasing in publicly traded companies in recent years, and could materially disrupt our business, operations and ability to make distributions to our stockholders. Specific factors that may have a significant effect on the market price of our common stock include, among others, the following:

- Our actual or anticipated financial condition, performance, and prospects and those of our competitors.

- The market for similar securities issued by other REITs and other competitors of ours.

- Changes in the manner that investors and securities analysts who provide research to the marketplace on us analyze the value of our common stock.

- Changes in recommendations or in estimated financial results published by securities analysts who provide research to the marketplace on us, our competitors, or our industry.

- General economic and financial market conditions, including, among other things, actual and projected interest rates, prepayments, and credit performance and the markets for the types of assets we hold or invest in.

- Changes in our dividend policy.

- Proposals to significantly change the manner in which financial markets, financial institutions, and related industries, or financial products are regulated under applicable law, or the enactment of such proposals into law or regulation.

- Reactions to public announcements by us.

- Sales of common stock by us, our Manager, members of our management team or significant stockholders.

- Other events or circumstances which undermine confidence in the financial markets or otherwise have a broad impact on financial markets, such as the sudden instability or collapse of large financial institutions or other significant corporations (whether due to fraud or other factors), terrorist attacks, natural or man-made disasters, the outbreak of pandemic or epidemic disease, or threatened or actual armed conflicts.

Furthermore, these fluctuations do not always relate directly to the financial performance of the companies for which stock prices may be affected. As a result of these and other factors, investors who own our common stock could experience a decrease in the value of their investment, including decreases unrelated to our financial results or prospects.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

The Company's business is highly dependent on the communications and information systems of our Manager, its affiliates and third-party service providers. Our Manager is an affiliate of TPG Inc. ("TPG"), a leading global alternative asset management firm. We, in conjunction with our Manager and its affiliates, have adopted processes designed to identify, assess and manage material risks from cybersecurity threats. These processes include responses to and assessments of internal and external threats to the security, confidentiality, integrity and availability of the Company's data and systems along with other material risks to its operations, at least annually or whenever there are material changes to our systems or operations. As part of the risk management process, TPG engages outside providers to conduct periodic internal and external penetration testing. TPG has informed us that it uses NIST Cybersecurity Framework and CIS Critical Security Controls as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business. This does not imply that TPG, its affiliates or we meet any particular technical standards, specifications, or requirements. TPG stores data, including the Company's data, in cloud environments with security that we believe is appropriate for the data involved and has adopted controls around, among other things, vendor risk assessment, access and acceptable use and backup and recovery.

The Company utilizes certain third-party service providers to perform a variety of functions in the operation of its business. TPG has processes to oversee and identify material risks associated with the use of third-party service providers, taking into account the nature of the services provided, the sensitivity and quantity of information processed, and the identity of the service provider.

As of the date of this report, we are not aware of any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, which have materially affected or are reasonably likely to materially affect our Company, including our business strategy, results of operations, or financial condition. Refer to "Item 1A. Risk Factors" in this Annual Report on Form 10-K, including "Risks Related to our Company, Business, and Operations—Cybersecurity risks may cause a disruption to our operations, a compromise or corruption of our confidential information, and/or damage to our business relationships, all of which could negatively impact our business.", for additional discussion about cybersecurity-related risks.

Governance

Our Board of Directors holds oversight responsibility over the Company's strategy and risk management, including material risks related to cybersecurity threats. This oversight is executed directly by the Board of Directors and through its committees. The Board regularly engages in discussions with management regarding the Company's risk assessment and risk management policies. In addition, the Audit Committee of our Board of Directors (the "Audit Committee") oversees the management of systemic risks, including cybersecurity, in accordance with its charter. The Audit Committee engages in regular discussions with management regarding the Company's significant financial risk exposures and the measures implemented to monitor and control these risks.

Our Board of Directors, including the Audit Committee, is briefed on our Manager's information security program and cybersecurity risks at least once each year and as needed in connection with any potentially material cybersecurity incidents. The Chief Information Security Officer reports at least annually to our Board of Directors, including the Audit Committee, and such report may address overall assessment of the Company's compliance with this and other cybersecurity policies, including topics such as risk assessment, risk management and control decisions, service provider arrangements, test results, security incidents and responses, and recommendations for changes and updates to policies and procedures.

As an externally managed company, we rely on our Manager and its affiliates' information systems in connection with our day-to-day operations. Consequently, we also rely on the processes for assessing, identifying, and managing material risks from cybersecurity threats undertaken by TPG. TPG has established an Enterprise Risk Committee ("ERC") to manage overall risk across the organization including cybersecurity risks identified by TPG's cybersecurity team; the ERC includes representatives from relevant functions and is led by TPG's Chief Executive Officer. TPG has also established an Operational Risk Committee ("ORC") responsible for applying the policy decisions of the ERC. Operational responsibility for ensuring the adequacy and effectiveness of our Manager's risk management, control and governance processes is assigned to TPG's Chief Information Security Officer, who periodically reports, among others, potentially material cybersecurity incidents to the ORC and, in coordination with the Chief Information Officer and Head of Operations, reports to the ERC at least annually. The Chief Information Security Officer leads TPG's cybersecurity team, which includes individuals dedicated to incident detection and response. This team is responsible for identifying threats that can impact the organization, including the Company, and designing controls to mitigate vulnerabilities before they are exploited and to detect and neutralize any threats that do materialize. The Chief Information Security Officer and Chief Information Officer each have more than 20 years of experience in their fields. The Chief Information Security Officer and senior members of the cybersecurity team hold industry standard certifications.

ITEM 2. PROPERTIES

As of December 31, 2023, we did not own any real estate or other physical property materially important to our operations. Our principal executive offices are located at 245 Park Avenue, 26th Floor, New York, New York 10167. Our telephone number is (212) 692-2000.

ITEM 3. LEGAL PROCEEDINGS

We are at times subject to various legal proceedings and claims arising in the ordinary course of our business. In addition, in the ordinary course of business, we can be and are involved in governmental and regulatory examinations, information gathering requests, investigations and proceedings. As of the date of this report, we are not party to any litigation or legal proceedings, or to our knowledge, any threatened litigation or legal proceedings, which we believe, individually or in the aggregate, would have a material adverse effect on our results of operations or financial condition.

WMC Merger Litigation

Two purported holders of WMC Common Stock filed complaints against WMC and the members of the WMC board of directors in court. The two complaints were each filed in the United States District Court for the District of Delaware and were captioned as follows: *Eric Sabatini v. Western Asset Mortgage Capital Corporation, et al.*, No. 1:23-cv-01151 (filed October 13, 2023) (the "Sabatini Lawsuit"); and *Paul Parshall v. Western Asset Mortgage Capital Corporation, et al.,* No. 1:23-cv-01143 (filed October 12, 2023) (the "Parshall Lawsuit" and together with the Sabatini Lawsuit, the "WMC Stockholder Litigation"). In addition to the WMC Stockholder Litigation, ten purported holders of WMC Common Stock and two purported holders of MITT common stock have delivered demand letters alleging deficiencies similar to the WMC Stockholder Litigation in the disclosures in the Registration Statement and/or the joint proxy statement/prospectus, as applicable, in violation of Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9 thereunder (such letters, the "Demand Letters" and collectively with the WMC Stockholder Litigation, the "Litigation Matters").

The Company, as successor to WMC, believes the claims asserted in the Litigation Matters were without merit and expressly denies all allegations in the Litigation Matters, including that any additional disclosure was or is required. However, in order to moot certain of plaintiffs' disclosure claims in the Litigation Matters, avoid the risk of the Litigation Matters delaying or adversely affecting the Merger and minimize the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, WMC and MITT voluntarily made supplemental disclosures to the joint proxy statement/prospectus.

Subsequent to the completion of the WMC acquisition, both the Sabatini Lawsuit and the Parshall Lawsuit were voluntarily dismissed without prejudice.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market and dividend information

Our common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "MITT." As of March 6, 2024, there were 29,452,618 shares of common stock outstanding and approximately 45 registered holders of our common stock. The 45 holders of record include Cede & Co., which holds shares as nominee for The Depository Trust Company, which itself holds shares on behalf of the beneficial owners of our common stock. Such information was obtained through our registrar and transfer agent, based on the results of a broker search.

The following tables set forth, for the periods indicated, the high and low sale price of our common stock as reported on the NYSE and the dividends declared per share of our common stock.

	Year Ended December 31, 2023		Year Ended December 31, 2022	
	High Sales Price	Low Sales Price	High Sales Price	Low Sales Price
First Quarter	$ 7.05	$ 4.96	$ 10.68	$ 8.48
Second Quarter	6.33	4.91	9.42	6.15
Third Quarter	6.89	5.35	8.39	4.05
Fourth Quarter	6.53	4.82	6.53	3.52

Year Ended December 31, 2023				Year Ended December 31, 2022			
Declaration Date	Record Date	Payment Date	Cash Dividend Per Share	Declaration Date	Record Date	Payment Date	Cash Dividend Per Share
3/15/2023	3/31/2023	4/28/2023	$ 0.18	3/18/2022	3/31/2022	4/29/2022	$ 0.21
6/15/2023	6/30/2023	7/31/2023	0.18	6/15/2022	6/30/2022	7/29/2022	0.21
9/15/2023	9/29/2023	10/31/2023	0.18	9/15/2022	9/30/2022	10/31/2022	0.21
10/24/2023	11/3/2023	11/8/2023	0.08	12/19/2022	12/30/2022	1/31/2023	0.18
11/20/2023	11/30/2023	1/2/2024	0.05				
12/15/2023	12/29/2023	1/31/2024	0.05				
Total			**$ 0.72**	**Total**			**$ 0.81**

Although we intend to continue to declare quarterly dividends, no assurances can be made as to the amount of any future dividend. We have not established a minimum dividend payment level and our ability to pay dividends may be adversely affected for the reasons described under the caption "Risk Factors," among others. The declaration of any future dividends by us is within the discretion of our Board of Directors and will be dependent upon, among other things, our earnings, our financial condition, Maryland law, and our capital requirements, as well as any other factor deemed relevant by our Board of Directors. Two principal factors in determining the amounts of dividends are (i) the requirement of the Code that a real estate investment trust distribute to shareholders at least 90% of its real estate investment trust taxable income and (ii) the amount of our available cash.

Repurchase Program

On August 3, 2022, our Board of Directors authorized a stock repurchase program (the "2022 Repurchase Program") to repurchase up to $15.0 million of the our outstanding common stock. The 2022 Repurchase Program does not have an expiration date. As of December 31, 2023, approximately $1.5 million of common stock remained authorized for future share repurchases under the 2022 Repurchase Program.

On May 4, 2023, our Board of Directors authorized a stock repurchase program (the "2023 Repurchase Program") to repurchase up to $15.0 million of the Company's outstanding common stock on substantially the same terms as the 2022 Repurchase Program. As of December 31, 2023, the full $15.0 million authorized amount remains available for repurchase under the 2023 Repurchase Program. See Note 11 of the "Notes to Consolidated Financial Statements" for details on our purchases of common stock pursuant to our stock repurchase programs during year ended December 31, 2023.

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements and should be read in conjunction with our consolidated financial statements and the accompanying notes to our consolidated financial statements, which are included in this report.

Our company

We are a residential mortgage REIT with a focus on investing in a diversified risk-adjusted portfolio of residential mortgage-related assets in the U.S. mortgage market. Our objective is to provide attractive risk-adjusted returns to our stockholders over the long-term, primarily through dividends and capital appreciation.

We focus our investment activities primarily on acquiring and securitizing newly-originated residential mortgage loans within the non-agency segment of the housing market. We obtain our assets through Arc Home, LLC ("Arc Home"), our residential mortgage loan originator in which we own an approximate 44.6% interest, and through other third-party origination partners. We finance our acquired loans through various financing lines on a short-term basis and utilize Angelo, Gordon & Co., L.P.'s ("TPG Angelo Gordon") proprietary securitization platform to secure long-term, non-recourse, non-mark-to-market financing as market conditions permit. Through our ownership in Arc Home, we also have exposure to mortgage banking activities. Arc Home is a multi-channel licensed mortgage originator and servicer primarily engaged in the business of originating and selling residential mortgage loans while retaining the mortgage servicing rights associated with certain loans that it originates.

Our investment portfolio (which excludes our ownership in Arc Home) primarily includes Residential Investments and Agency RMBS. Currently, our Residential Investments primarily consist of newly originated Non-Agency Loans and Agency-Eligible Loans, which we refer to as our target assets. In addition, we may also invest in other types of residential mortgage loans and other mortgage related assets. Our investment portfolio also includes commercial loans, commercial-mortgage backed securities ("CMBS") and other securities (collectively, the "Legacy WMC Commercial Investments") that were acquired in the WMC acquisition. We expect to either hold the Legacy WMC Commercial Investments until maturity or opportunistically exit these investments.

We were incorporated in Maryland on March 1, 2011 and commenced operations in July 2011. We conduct our operations to qualify and be taxed as a REIT for U.S. federal income tax purposes. Accordingly, we generally will not be subject to U.S. federal income taxes on our taxable income that we distribute to our stockholders as long as we maintain our intended qualification as a REIT, with the exception of business conducted in our domestic taxable REIT subsidiaries ("TRSs") which are subject to corporate income tax. We also operate our business in a manner that permits us to maintain our exemption from registration under the Investment Company Act.

We are externally managed by our Manager, an affiliate of TPG Angelo Gordon, pursuant to a management agreement. Our Manager has delegated to TPG Angelo Gordon, a diversified credit and real estate investing platform within TPG Inc. ("TPG"), the overall responsibility of its day-to-day duties and obligations arising under the management agreement. TPG (Nasdaq: TPG) is a leading global alternative asset management firm.

WMC Acquisition

On December 6, 2023 (the "Closing Date"), we completed the acquisition of Western Asset Mortgage Capital Corporation ("WMC"), a Delaware corporation and externally managed mortgage REIT that focused on investing in, financing and managing a portfolio of residential mortgage loans, real estate related securities, and commercial real estate loans. On the Closing Date, WMC merged with and into AGMIT Merger Sub, LLC, a Delaware limited liability company and our wholly owned subsidiary ("Merger Sub"), with Merger Sub continuing as the surviving company (the "Merger"). Refer to "Item 1— WMC Acquisition" and the section entitled "WMC Acquisition" in Note 1 to the "Notes to Consolidated Financial Statements" for further information related to the Merger.

2023 Executive summary

Financial Highlights

- $10.46 Book Value per share and $10.20 Adjusted Book Value per share;
- $1.68 of Net Income/(Loss) Available to Common Stockholders per diluted common share and $0.39 of Earnings Available for Distribution ("EAD") per diluted common share;
  ◦ Refer to the "Earnings Available for Distribution" section below for further details related to our reconciliation of Net Income/(Loss) Available to Common Stockholders to EAD;
- 10.5x GAAP Leverage Ratio and 1.5x Economic Leverage Ratio; and
- $0.72 dividend per common share declared during the year.

Strategic Acquisition

- Completed the WMC acquisition on December 6, 2023, providing meaningful growth in our investment portfolio and scale to support our return profile;
- Issued approximately 9.2 million shares of MITT's common stock to former WMC common stockholders as consideration, increasing our market capitalization by approximately 46%;
- Acquired $1.2 billion of assets consisting primarily of securitized residential mortgage loans, increasing our investment portfolio by approximately 25%;
- Assumed $1.1 billion of liabilities inclusive of securitized debt, financing arrangements, and convertible senior unsecured notes ("Legacy WMC Convertible Notes");
- Increased our equity by $81.4 million and recorded a bargain purchase gain of $30.2 million; and
- Added two independent board members from the WMC board of directors.

Investment Activity

- The table below summarizes the fair value of purchases and proceeds from sales of investments, as well as the fair value of assets acquired through the WMC acquisition, during the year ended December 31, 2023 (in thousands).

Investment	Purchases	Sales	Assets acquired from WMC
Non-Agency Loans	$ 587,643	$ 330,742	$ 977,827
Agency-Eligible Loans	642,010	18,474	—
Re/Non-Performing Loans	—	68,693	—
Agency RMBS	277,989	266,298	745
Non-Agency RMBS	15,729	20,058	48,200
CMBS	—	—	56,301
Other Securities	—	—	1,159
Commercial Loans	—	—	78,459

Financing Activity

- Executed three rated securitizations converting recourse financing with mark-to-market margin calls to non-recourse financing without mark-to-market margin calls;
  ◦ Securitized Non-Agency Loans with a total unpaid principal balance of $677.5 million; and
  ◦ Securitized Agency-Eligible Loans with a total unpaid principal balance of $318.3 million;
- Assumed liabilities of $1.1 billion from the WMC acquisition, which included:
  ◦ Securitized debt with a fair value of $837.3 million;
  ◦ Financing arrangements of $171.2 million; and
  ◦ Legacy WMC Convertible Notes with a fair value of $85.2 million;
- Subsequent to December 31, 2023:
  ◦ Executed a rated securitization of Agency-Eligible Loans with a total unpaid principal balance of $377.5 million;
  ◦ Completed the issuance of $34.5 million aggregate principal amount of 9.500% senior notes due in 2029 for net proceeds of approximately $32.8 million; and
  ◦ Repurchased $7.1 million aggregate principal amount of the outstanding Legacy WMC Convertible Notes.

Capital Activity

- As of December 31, 2023, we have approximately $16.5 million of capacity remaining under our authorized common stock repurchase programs;
  - Repurchased 1.1 million shares of common stock for $6.4 million during the year ended December 31, 2023, representing a weighted average cost of $5.72 per share. Repurchases resulted in approximately 2.7% accretion to December 31, 2022 adjusted book value per share.

Market Conditions

Financial markets experienced volatility throughout 2023 due to multiple factors including the impacts of inflation, the path of monetary policy and interest rates, the U.S. debt ceiling, market uncertainty from the ongoing conflicts in Ukraine and Israel and other geopolitical risks. The Federal Reserve continued executing on its monetary policy tightening cycle during 2023. The Federal Reserve raised the short-term federal funds target rate eleven times between March 2022 and July 2023 and has since held rates steady. Year-to-date through October 2023, the 10-year U.S. treasury yield increased by approximately 100 basis points to 4.88% and the 30-year fixed rate mortgage increased by 137 basis points peaking at 7.8%. In November, the Federal Reserve left rates unchanged for the fourth consecutive meeting, spoke increasingly of a more balanced approach to setting policy, and suggested that the recent rise in longer-term interest rates could displace the need to tighten policy rates further. Although the Federal Reserve cautioned that it was premature to discuss cutting rates, financial markets took this as a dovish shift in sentiment. At the December meeting, the Federal Reserve confirmed its dovish pivot with an updated Summary of Economic Projections that showed no further rate increases and a faster pace of rate normalization, further driving interest rates lower. By the end of the year, the 10-year U.S. treasury yield retraced to 3.88%, where it started the year, and the 30-year fixed rate mortgage declined to 6.6%. Although market participants began pricing in rate cuts as soon as March 2024, it is not clear when the Federal Reserve will initiate rate cuts and it is possible longer-term rates may remain elevated for longer than anticipated. The second quarter ended with the spread between the 2-year and 10-year U.S. treasury yields peaking at approximately 106 basis points inverted. At the end of the fourth quarter, the curve inversion was only 37 basis points providing some relief. While the Federal Reserve's policy tightening has slowed the U.S economy, growth in GDP, low unemployment and strength in consumer spending persist, leaving the Federal Reserve seeking economic data that will provide greater confidence that inflation is moving sustainably toward the target rate of 2%.

RMBS spreads mostly tightened during the fourth quarter of 2023. Trends in credit spreads on credit risk transfer ("CRT") assets are generally utilized by market participants as a proxy for evaluating credit related assets given the observability of transactions. CRT tranches were tighter by up to 50 basis points, with tranches at or near investment grade tightening the most during the quarter. For the full year 2023, CRT experienced impressive gains, particularly for lower credit tranches which were as much as 500 basis points tighter while tranches in the middle part of the capital structure tightened by approximately 300 basis points. Senior Non-QM spreads tightened by approximately 20 basis points during the quarter while strong demand for BBB-rated Non-QM securities drove spreads in by approximately 50 basis points during the quarter and an additional 25 basis points in the month of January. The Non-QM sector finished the year with spreads tighter overall however still remaining wide of February 2022 levels, which suggests ample runway for additional upside potential.

RMBS issuance during the fourth quarter was in-line with the prior two quarters at $16 billion. However, issuance for the full year 2023 totaled only $65 billion, roughly half of the $137 billion of issuance recorded in 2022, and was the slowest year since 2016. Issuance of nearly every type of RMBS fell, in most cases sharply, except for the second lien and home equity line of credit sector which is still in its infancy. Issuance of benchmark CRT fell 60% to $8.3 billion amid lighter origination volumes and a shift away from high-cost subordinate tranches by the issuers. Non-QM was the most active sector with issuance of $28 billion resulting in a relatively modest 25% year-over-year decline. Various reports from bank research departments estimate 2024 issuance will be $65 to $90 billion, higher than 2023 but still down from $127 billion in 2022 and $213 billion in 2021.

Home prices continued to rise with the S&P CoreLogic Case-Shiller U.S. National Home Price Index up 5.5% for the full year 2023 which exceeds the prior peak in June 2022 by 0.8%. A survey of third-party research illustrates varied home price expectations for 2024 ranging from a decline of 5% to an increase of 4%.

Prevailing mortgage rates were considerably lower over the final two months of the year, falling to 6.6% after reaching 7.8% at the end of October 2023, the highest level since 2000. Nationally, the average effective mortgage rate was 3.7% as of September 2023. Current interest rates thus leave the well-publicized "lock-in effect," or disincentive for existing homeowners to sell their homes because their current mortgage rate is well below current market rates, in force, albeit modestly weaker.

According to the National Association of Realtors, total existing home listings amounted to 1 million in December 2023, in line with most of 2023 but down significantly from pre-pandemic years. New listings, which offer a timelier view of current supply, have totaled 4.13 million year-to-date through December 2023, which was almost 1.8 million units less than the same period in 2021.

Despite prevailing mortgage rates at multi-decade highs, sufficient demand continues to exist to support the housing market. While homeownership affordability is near all-time lows, housing supply continues to be constrained and demand for housing remains evident as borrowers reset in a higher-rate environment.

Presentation of investment, financing and hedging activities

In the "Investment activities," "Financing activities," "Hedging activities" and "Liquidity and capital resources" sections of this Part II, Item 7, we present information on our investment portfolio and the related financing arrangements inclusive of unconsolidated ownership interests in affiliates that are accounted for under GAAP using the equity method. Our investment portfolio excludes our investment in Arc Home.

Our investment portfolio and the related financing arrangements are presented along with a reconciliation to GAAP. This presentation of our investment portfolio is consistent with how our management team evaluates the business, and we believe this presentation, when considered with the GAAP presentation, provides supplemental information useful for investors in evaluating our investment portfolio and financial condition. See Notes 2 and 10 to the "Notes to Consolidated Financial Statements" for a discussion of investments in debt and equity of affiliates. See below for further terms used when describing our investment portfolio.

- Our *"Investment portfolio"* includes our Residential Investments, Agency RMBS, inclusive of TBAs, and Legacy WMC Commercial Investments.
- Our *"Residential Investments"* refer to our residential mortgage loans and Non-Agency RMBS.
  - *"Residential mortgage loans" or "Loans"* refer to our Non-Agency Loans, Agency-Eligible Loans, and Re/Non-Performing Loans (exclusive of retained tranches from unconsolidated securitizations) and Land Related Financing.
  - *"Non-Agency RMBS"* refer to the retained tranches from unconsolidated securitizations of Non-Agency Loans and Re/Non-Performing Loans issued under the GCAT shelf, as well as Non-Agency RMBS issued by third-parties.
- *"Real estate securities"* refers to our Non-Agency RMBS and Agency RMBS, inclusive of TBAs, as well as Legacy WMC CMBS and Other Securities that were acquired in the WMC acquisition.
- Our *"Legacy WMC Commercial Investments"* refer to the commercial loans and CMBS that we acquired in the WMC acquisition. We expect to either hold the Legacy WMC Commercial Investments until maturity or opportunistically exit these investments.
- Our *"GAAP Residential Investments"* refer to our Residential Investments excluding investments held within affiliated entities.
- Our *"GAAP Investment portfolio"* includes our GAAP Residential Investments, Agency RMBS, and Legacy WMC Commercial Investments and Other Securities.

For a reconciliation of our Investment portfolio to our GAAP Investment portfolio, see the GAAP Investment Portfolio Reconciliation Table below.

Book value and Adjusted book value per share

The below table details book value and adjusted book value per common share. Per share amounts for book value are calculated using all outstanding common shares in accordance with GAAP as of year-end.

	December 31, 2023	December 31, 2022
Book value per common share	$ 10.46	$ 11.39
Net proceeds of preferred stock less liquidation preference of preferred stock per common share (1)	(0.26)	(0.36)
Adjusted book value per common share	$ 10.20	$ 11.03

(1) Book value per common share is calculated using stockholders' equity less net proceeds of $220.5 million on our issued and outstanding preferred stock as the numerator. Adjusted book value per common share is calculated using stockholders' equity less the liquidation preference of $228.0 million on our issued and outstanding preferred stock as the numerator.

Results of Operations for the Fiscal Year 2023 and 2022

Our operating results can be affected by a number of factors and primarily depend on the size and composition of our investment portfolio, the level of our net interest income, the fair value of our assets and the supply of, and demand for, our investments in residential mortgage loans in the marketplace, among other things, which can be impacted by unanticipated credit events, such as defaults, liquidations or delinquencies, experienced by borrowers whose residential mortgage loans are included in our investment portfolio and other unanticipated events in our markets. Our primary source of net income or loss available to common stockholders is our net interest income, inclusive of our cost or benefit of hedging, which represents the difference between the interest earned on our investment portfolio and the costs of financing and economic hedges in place on our investment portfolio, as well as any income or losses from our equity investments in affiliates.

Year Ended December 31, 2023 compared to the Year Ended December 31, 2022

The table below presents certain information from our consolidated statements of operations for the years ended December 31, 2023 and 2022 (in thousands):

| | Year Ended | | Increase/(Decrease) |
	December 31, 2023	December 31, 2022	
Statement of Operations Data:			
Net Interest Income			
Interest income	$ 260,329	$ 180,303	$ 80,026
Interest expense	212,500	118,918	93,582
Total Net Interest Income	47,829	61,385	(13,556)
Other Income/(Loss)			
Net interest component of interest rate swaps	6,680	(4,922)	11,602
Net realized gain/(loss)	7,697	81,389	(73,692)
Net unrealized gain/(loss)	1,450	(137,634)	139,084
Bargain purchase gain	30,190	—	30,190
Total Other Income/(Loss)	46,017	(61,167)	107,184
Expenses			
Management fee to affiliate	7,711	8,096	(385)
Non-investment related expenses	10,077	9,292	785
Investment related expenses	9,808	9,198	610
Transaction related expenses	11,076	16,474	(5,398)
Total Expenses	38,672	43,060	(4,388)
Income/(loss) before equity in earnings/(loss) from affiliates	55,174	(42,842)	98,016
Equity in earnings/(loss) from affiliates	(1,390)	(10,258)	8,868
Net Income/(Loss)	53,784	(53,100)	106,884
Dividends on preferred stock	(18,344)	(18,344)	—
Net Income/(Loss) Available to Common Stockholders	$ 35,440	$ (71,444)	$ 106,884

Interest income

Interest income is calculated using the effective interest method for our GAAP investment portfolio.

Interest income increased from December 31, 2022 to December 31, 2023 primarily due to an increase in the size of our portfolio resulting from purchases of Non-Agency Loans and Agency-Eligible Loans during the period. This was coupled with an increase in the weighted average yield of our investment portfolio resulting from purchasing higher yielding assets as interest rates increased during the period. The following table presents a summary of the weighted average amortized cost of and the weighted average yield on our GAAP investment portfolio for the years ended December 31, 2023 and 2022 ($ in millions).

	Year Ended		
	December 31, 2023	December 31, 2022	Increase/(Decrease)
Weighted average amortized cost of our GAAP investment portfolio	$ 5,018	$ 4,001	$ 1,017
Weighted average yield on our GAAP investment portfolio	5.19 %	4.51 %	0.68 %

Interest expense

Interest expense is inclusive of our financing cost related to our financing arrangements on our GAAP investment portfolio, securitized debt, and Legacy WMC Convertible Notes.

Interest expense increased from December 31, 2022 to December 31, 2023 due to an increase in the weighted average financing rate resulting from rising interest rates during the period, coupled with an increase in the amount of financing on our GAAP investment portfolio primarily resulting from the issuance of securitized debt. The following table presents a summary of the weighted average financing balance and the weighted average financing rate for the years ended December 31, 2023 and 2022 ($ in millions).

	Year Ended		
	December 31, 2023	December 31, 2022	Increase/(Decrease)
Weighted average GAAP financing balance	$ 4,635	$ 3,655	$ 980
Weighted average financing rate	4.58 %	3.25 %	1.33 %

Net interest component of interest rate swaps

Net interest component of interest rate swaps represents the net interest income received or expense paid on our interest rate swaps.

We recorded income on the net interest component of interest rate swaps during the year ended December 31, 2023 as a result of our swap portfolio being in a net receive position during the entire period, compared with an expense for the year ended December 31, 2022 as a result of our swap portfolio being in a net pay position during part of the period. The following table presents a summary of our interest rate swap portfolio as of December 31, 2023 and 2022 ($ in millions).

	December 31, 2023	December 31, 2022	Increase/(Decrease)
Interest rate swap notional value	$ 503	$ 335	$ 168
Weighted average receive-variable rate	5.38 %	4.30 %	1.08 %
Weighted average pay-fix rate	3.65 %	2.77 %	0.88 %
Net weighted average (pay)/receive rate	1.73 %	1.53 %	0.20 %

Net realized gain/(loss)

The following table presents a summary of Net realized gain/(loss) for the years ended December 31, 2023 and 2022 (in thousands). The realized gain during the year ended December 31, 2023 was driven by unwinding pay-fix, receive-variable interest rate swaps which were previously held at unrealized gains as a result of rising interest rates. This was offset by realized losses on sales of residential mortgage loans and real estate securities.

	Year Ended	
	December 31, 2023	December 31, 2022
Sales of residential mortgage loans and loans transferred to or sold from Other assets	$ (12,079)	$ (2,958)
Sales of real estate securities	(1,558)	(34,504)
Settlement of derivatives and other instruments	21,334	118,851
Total Net realized gain/(loss)	$ 7,697	$ 81,389

Net unrealized gain/(loss)

The following table presents a summary of net unrealized gain/(loss) for the years ended December 31, 2023 and 2022 (in thousands). During the year ended December 31, 2023, unrealized gains on real estate securities, residential mortgage loans, and commercial loans and unrealized losses on securitized debt and derivatives were primarily driven by a decrease in interest rates during the fourth quarter of 2023.

	Year Ended	
	December 31, 2023	December 31, 2022
Residential mortgage loans	$ 111,714	$ (539,987)
Commercial loans	95	—
Real estate securities	3,475	3,010
Securitized debt	(89,369)	401,467
Derivatives	(24,465)	(2,124)
Total Net unrealized gain/(loss)	$ 1,450	$ (137,634)

Bargain purchase gain

Per ASC 805, "Business Combinations," a bargain purchase gain is recognized in current earnings when the aggregate fair value of the consideration transferred is less than the fair value of the identifiable net asset acquired. In connection with the WMC acquisition, we recorded a bargain purchase gain of $30.2 million, which represents the difference between our consideration transferred of $51.2 million and the fair value of the net assets we acquired of $81.4 million. As a result of macroeconomic factors and interest rate volatility, the price per share of common stock of certain companies within the mortgage REIT industry have traded at discounts to book values per share in recent periods, which contributed to the bargain purchase gain recorded on the WMC acquisition.

Management fee to affiliate

Our management fee is based upon a percentage of our Stockholders' Equity. See the "Contractual obligations" section of this Part II, Item 7 for further detail on the calculation of our management fee and for the definition of Stockholders' Equity. In connection with the WMC acquisition, we and our Manager entered into the MITT Management Agreement Amendment pursuant to which the base management fee will be reduced by $0.6 million for the first four quarters following the transaction closing, beginning with the fiscal quarter in which the transaction closing occurs (i.e., resulting in an aggregate $2.4 million waiver of base management fees). As a result of the transaction closing on December 6, 2023, the base management fee was reduced by $0.6 million during the year ended December 31, 2023. This was offset by an increase in stockholders' equity as calculated pursuant to the management agreement as a result of the WMC acquisition.

Non-investment related expenses

Non-investment related expenses are primarily comprised of professional fees, directors' and officers' ("D&O") insurance, directors' compensation, and certain non-investment related expenses reimbursable to our Manager or its affiliates. We are required to reimburse our Manager or its affiliates for operating expenses incurred by our Manager or its affiliates on our behalf, including certain compensation expenses and other expenses relating to legal, accounting, and other services. Refer to the "Contractual obligations" section below for more detail on certain expenses reimbursable to our Manager or its affiliates. The following table presents a summary of our non-investment related expenses for the years ended December 31, 2023 and 2022 (in thousands).

	Year Ended	
	December 31, 2023	December 31, 2022
Affiliate reimbursement (1)	$ 5,095	$ 4,646
Professional Fees	2,191	1,993
D&O insurance	1,086	1,236
Directors' compensation	745	681
Other	960	736
Total Non-investment related expenses	$ 10,077	$ 9,292

(1) For the years ended December 31, 2023 and 2022, the Manager agreed to waive its right to receive expense reimbursements of $1.7 million and $1.5 million, respectively.

Investment related expenses

Investment related expenses are primarily comprised of servicing fees, asset management fees, and certain investment related expenses reimbursable to the Manager or its affiliates. We are required to reimburse our Manager or its affiliates for operating expenses incurred by our Manager or its affiliates on our behalf associated with our investment portfolio. The following table presents a summary of our investment related expenses for the years ended December 31, 2023 and 2022 (in thousands).

	Year Ended	
	December 31, 2023	December 31, 2022
Affiliate reimbursement	$ 467	$ 755
Servicing fees (1)	4,437	4,030
Residential mortgage loan asset management fees (1)	2,655	2,595
Trustee and bank fees (1)	1,644	998
Other	605	820
Total Investment related expenses	$ 9,808	$ 9,198

(1) We incur servicing fees, asset management fees, and trustee and bank fees in connection with our residential mortgage loans. These expenses increased from the year ended December 31, 2022 to the year ended December 31, 2023 primarily due to an increase in our GAAP residential mortgage loan portfolio. The weighted average cost of our GAAP residential mortgage loan portfolio increased by $0.9 billion from $3.9 billion for the year ended December 31, 2022 to $4.8 billion for the year ended December 31, 2023 resulting from purchases of Non-Agency Loans and Agency-Eligible Loans.

Transaction related expenses

Historically, transaction related expenses have included expenses primarily associated with purchasing and securitizing residential mortgage loans as well as certain other transaction and performance related fees associated with assets we invest in. However, in 2023, we also recorded transaction related expenses in connection with the WMC acquisition. Transaction related expenses decreased from the prior period as we completed three securitizations during the year ended December 31, 2023, as compared to eight securitizations during the year ended December 31, 2022. This decrease was partially offset by $6.0 million of transaction related expenses incurred in connection with the WMC acquisition.

Equity in earnings/(loss) from affiliates

Equity in earnings/(loss) from affiliates represents our share of earnings and profits of investments held within affiliated entities. Substantially all of these investments are comprised of real estate securities, loans, and our investment in AG Arc which holds our investment in Arc Home. The below tables summarize the components of the "Equity in earnings/(loss) from affiliates" line item on our consolidated statements of operations (in thousands).

	Year Ended	
	December 31, 2023	December 31, 2022
MATT Non-QM Securities (1)	$ 3,992	$ 1,261
Land Related Financing (2)	758	1,621
Re/Non-Performing Securities	782	594
AG Arc (3)	(6,922)	(13,734)
Equity in earnings/(loss) from affiliates	$ (1,390)	$ (10,258)

(1) The earnings within MATT for the year ended December 31, 2023 were primarily the result of net interest income of $3.5 million and unrealized gains of $0.7 million offset by expenses of $(0.2) million. The earnings within MATT for the year ended December 31, 2022 were primarily the result of net interest income of $2.7 million and unrealized gains of $0.1 million offset by realized losses of $(1.2) million and other expenses of $(0.3) million.

(2) Throughout the year ended December 31, 2023, Land Related Financing continued to pay down and paid off in full during the fourth quarter 2023, contributing to the decrease in earnings from the year ended December 31, 2022 to the year ended December 31, 2023.

(3) Refer to the table below for additional detail on the earnings/(loss) generated from our investment in AG Arc.

The below table further disaggregates our "Equity in earnings/(loss) from affiliates" line item on our consolidated statements of operations (in thousands).

	Year Ended	
	December 31, 2023	December 31, 2022
Interest income	$ 6,098	$ 6,670
Interest expense	908	1,232
Total Net Interest Income	5,190	5,438
Net realized gain/(loss)	—	(1,191)
Net unrealized gain/(loss)	852	(293)
Total Other Income/(Loss)	852	(1,484)
After-tax earnings/(loss) at AG Arc (1)	(4,021)	(2,135)
Net unrealized gain/(loss) on investment in AG Arc (2)	(1,459)	(5,567)
Elimination of gains on loans sold to MITT (3)	(1,442)	(6,032)
Total AG Arc Earnings/(Loss)	(6,922)	(13,734)
Other operating expenses	510	478
Equity in earnings/(loss) from affiliates	$ (1,390)	$ (10,258)

(1) The earnings/(loss) at AG Arc during the year ended December 31, 2023 were primarily the result of $(3.8) million related to changes in the fair value of the MSR portfolio held by Arc Home coupled with $(0.2) million of losses related to Arc Home's lending and servicing operations. The earnings/(loss) at AG Arc during the year ended December 31, 2022 were primarily the result of $(5.5) million of losses related to Arc Home's lending and servicing operations, offset by $3.4 million related to changes in the fair value of the MSR portfolio held by Arc Home.

(2) During the years ended December 31, 2023 and December 31, 2022, we recorded unrealized losses on our investment in AG Arc as a result of the valuation decreasing from 0.94x book value as of December 31, 2022 to 0.89x book value as of December 31, 2023 and from 1.06x book value as of December 31, 2021 to 0.94x book value as of December 31, 2022, respectively.

(3) The earnings recognized by AG Arc do not include our portion of gains recorded by Arc Home in connection with the sale of residential mortgage loans to us. Refer to Note 2 and Note 10 to the "Notes to Consolidated Financial Statements" for more information on this accounting policy.

Earnings Available for Distribution

One of our objectives is to generate net income from net interest margin on the portfolio, and management uses EAD, as one of several metrics, to help measure our performance against this objective. Management believes that this non-GAAP measure, when considered with our GAAP financial statements, provides supplemental information useful for investors to help evaluate our financial performance. However, management also believes that our definition of EAD has important limitations as it does not include certain earnings or losses our management team considers in evaluating our financial performance. Our presentation of EAD may not be comparable to similarly-titled measures of other companies, who may use different calculations. This non-GAAP measure should not be considered a substitute for, or superior to, Net Income/(loss) available to common stockholders or Net income/(loss) per diluted common share calculated in accordance with GAAP. Our GAAP financial results and the reconciliations from these results should be carefully evaluated.

We define EAD, a non-GAAP financial measure, as Net Income/(loss) available to common stockholders excluding (i) (a) unrealized gains/(losses) on loans, real estate securities, derivatives and other investments, inclusive of our investment in AG Arc, and (b) net realized gains/(losses) on the sale or termination of such instruments, (ii) any transaction related expenses incurred in connection with the acquisition, disposition, or securitization of our investments as well as transaction related expenses incurred in connection with the WMC acquisition, (iii) accrued deal-related performance fees payable to third party operators to the extent the primary component of the accrual relates to items that are excluded from EAD, such as unrealized and realized gains/(losses), (iv) realized and unrealized changes in the fair value of Arc Home's net mortgage servicing rights and the derivatives intended to offset changes in the fair value of those net mortgage servicing rights, (v) deferred taxes recognized at our taxable REIT subsidiaries, if any, (vi) any gains/(losses) associated with exchange transactions on our common and preferred stock, and (vii) any bargain purchase gains recognized. Items (i) through (vii) above include any amount related to those items held in affiliated entities. Management considers the transaction related expenses referenced in (ii) above to be similar to realized losses incurred at the acquisition, disposition, or securitization of an asset and does not view them as being part of its core operations. Management views the exclusion described in (iv) above to be consistent with how it calculates EAD on the remainder of its portfolio. Management excludes all deferred taxes because it believes deferred taxes are not representative of current operations. EAD includes the net interest income and other income earned on our investments on a yield adjusted basis, including TBA dollar roll income/(loss) or any other investment activity that may earn or pay net interest or its economic equivalent.

A reconciliation of "Net Income/(loss) available to common stockholders" to EAD for the years ended December 31, 2023 and 2022 is set forth below (in thousands, except per share data).

		Year Ended		
		December 31, 2023		December 31, 2022
Net Income/(loss) available to common stockholders	$	35,440	$	(71,444)
Add (Deduct):				
Net realized (gain)/loss		(7,697)		(81,389)
Net unrealized (gain)/loss		(1,450)		137,634
Transaction related expenses and deal related performance fees (1)		11,233		17,162
Equity in (earnings)/loss from affiliates		1,390		10,258
EAD from equity method investments (2)(3)		(452)		(12,320)
Dollar roll income/(loss)		—		1,999
Bargain purchase gain		(30,190)		—
Earnings available for distribution	$	8,274	$	1,900
Earnings available for distribution, per Diluted Share	$	0.39	$	0.08

(1) For the years ended December 31, 2023 and 2022, total transaction related expenses and deal related performance fees included $11.1 million and $16.5 million, respectively, recorded within the "Transaction related expenses" line item and $0.1 million and $0.7 million, respectively, recorded within the "Interest expense" line item, which relates to the amortization of deferred financing costs.

(2) For the years ended December 31, 2023 and 2022, $(0.3) million or $(0.01) per share and $9.2 million or $0.40 per share, respectively, of realized and unrealized changes in the fair value of Arc Home's net mortgage servicing rights, changes in the fair value of corresponding derivatives, and other asset impairments were excluded from EAD, net of deferred tax expense. Additionally, for the years ended December 31, 2023 and 2022, $(1.5) million or $(0.07) per share and $(5.6) million or $(0.24) per share, respectively, of unrealized changes in the fair value of our investment in Arc Home were excluded from EAD.

(3) EAD recognized by AG Arc does not include our portion of gains recorded by Arc Home in connection with the sale of residential mortgage loans to us. For the years ended December 31, 2023 and 2022, we eliminated $1.4 million or $0.07 per share and $6.0 million or $0.26 per share of intra-entity profits recognized by Arc Home, respectively, and also decreased the cost basis of the underlying loans we purchased by the same amount. Refer to Note 2 to the "Notes to Consolidated Financial Statements" for more information on this accounting policy.

Investment activities

Investment activities

We aim to allocate capital to investment opportunities with attractive risk/return profiles in our target asset classes. Our investment activities primarily include acquiring and securitizing newly-originated residential mortgage loans. We finance our acquired loans through various financing lines on a short-term basis and securitize the loans to obtain long-term, non-recourse, non-mark-to-market financing as market conditions permit. We may also invest in Agency RMBS to utilize excess liquidity. Our investment and capital allocation decisions depend on prevailing market conditions and compliance with Investment Company Act and REIT tests, among other factors, and may change over time in response to opportunities available in different economic and capital market environments. As a result, in reacting to market conditions and taking into account a variety of other factors, including liquidity, duration, and interest rate expectations, the mix of our assets changes over time as we deploy capital. We actively evaluate our investments based on factors including, among others, the characteristics of the underlying collateral, geography, expected return, expected future prepayment trends, supply of and demand for our investments, costs of financing, costs of hedging, expected future interest rate volatility, and the overall shape of the U.S. Treasury and interest rate swap yield curves.

In December 2023, through our acquisition of WMC, we increased our investment portfolio by $1.2 billion, which primarily consisted of Securitized Non-Agency Loans. For more information on the WMC acquisition, refer to "Item 1—WMC Acquisition" and the section entitled "WMC Acquisition" in Note 1 to the "Notes to Consolidated Financial Statements."

Net interest margin and leverage ratio

Net interest margin and leverage ratio are metrics that management believes should be considered when evaluating the performance of our investment portfolio.

GAAP net interest margin and non-GAAP net interest margin, a non-GAAP financial measure, are calculated by subtracting the weighted average cost of funds from the weighted average yield for our GAAP investment portfolio and our investment portfolio, respectively. The weighted average yield represents an effective interest rate on our cost basis, which utilizes all estimates of future cash flows and adjusts for actual prepayment and cash flow activity as of quarter-end. The calculation of weighted average yield is weighted on fair value at quarter-end. The weighted average cost of funds is the sum of the weighted average funding costs on total financing arrangements outstanding at quarter-end, including all non-recourse financing arrangements, and our weighted average hedging cost or benefit, which is the weighted average of the net pay or receive rates on our interest rate swaps. GAAP and non-GAAP cost of funds are weighted by the outstanding financing arrangements on our GAAP investment portfolio and our investment portfolio, respectively, and the fair value of securitized debt at quarter-end.

Our leverage ratio is determined by our portfolio mix as well as many additional factors, including the liquidity of our portfolio, the availability and price of our financing, the available capacity to finance our assets, and anticipated regulatory developments. See the "Financing activities" section below for more detail on our leverage ratio.

Investment portfolio

The following tables present a summary of our investment portfolio, inclusive of net interest margin and leverage ratios, as of December 31, 2023 and a reconciliation of these metrics on our Investment Portfolio to their respective metrics on our GAAP Investment Portfolio ($ in thousands).

| | December 31, 2023 | | | | | | | | | |
| | Investment | | | Securitized Debt | | | Cost of | | Net | |
Instrument	Amortized Cost	Fair Value	Yield (a)	Amortized Cost	Fair Value	Financing Arrangements	Funds (b)	Allocated Equity (c)	Interest Margin	Leverage Ratio (d)
Residential Investments:										
Securitized Non-Agency Loans	$5,567,710	$5,175,169	5.51 %	$4,904,017	$ 4,597,490	$ 301,205	4.99 %	$ 276,474	0.52 %	0.9x
Securitized Re/Non-Performing Loans	199,633	183,112	6.30 %	122,714	114,133	44,928	4.39 %	24,051	1.91 %	1.9x
Non-Agency Loans	92,868	94,516	7.29 %	—	—	77,345	5.65 %	17,171	1.64 %	4.5x
Agency-Eligible Loans	215,885	220,709	7.28 %	—	—	200,617	6.31 %	20,092	0.97 %	10.0x
Residential Whole Loans	974	2,406	112.97 %	—	—	—	— %	2,406	112.97 %	N/A
Non-Agency RMBS	111,612	112,448	14.08 %	—	—	54,856	6.63 %	57,592	7.45 %	0.9x
Total Residential Investments	$6,188,682	$5,788,360	5.84 %	$5,026,731	$ 4,711,623	$ 678,951	5.05 %	$ 397,786	0.79 %	1.5x
Agency RMBS	$ 16,714	$ 15,694	10.20 %	$ —	$ —	$ 12,594	6.23 %	$ 3,100	3.97 %	3.0x
Legacy WMC Commercial Investments (e)										
Commercial Loans	$ 66,208	$ 66,303	9.50 %	$ —	$ —	$ 48,032	7.86 %	$ 18,271	1.64 %	2.6x
CMBS	56,533	56,349	21.90 %	—	—	31,620	7.81 %	24,729	14.09 %	1.2x
Total Legacy WMC Commercial Investments	$ 122,741	$ 122,652	15.20 %	$ —	$ —	$ 79,652	7.84 %	$ 43,000	7.36 %	1.9x
Other Securities	$ 1,174	$ 1,156	18.16 %	$ —	$ —	$ —	— %	$ 1,156	18.16 %	N/A
Total Investment Portfolio	$6,329,311	$5,927,862	6.05 %	$5,026,731	$ 4,711,623	$ 771,197	5.09 %	$ 445,042	0.96 %	1.6x
Cash and Cash Equivalents (f)								111,534	5.25 %	
Interest Rate Swaps (g)								12,146	1.73 %	
Arc Home								33,574		
Convertible senior unsecured notes								(85,266)	(8.42)%	
Non-Interest Earning Assets, net								11,338		
Total Stockholders' Equity								$ 528,368		1.5x

| | Investment | | | Securitized Debt | | | Cost of | | Net | |
	Amortized Cost	Fair Value	Yield (a)	Amortized Cost	Fair Value	Financing Arrangements	Funds (b)	Allocated Equity (c)	Interest Margin	Leverage Ratio (d)
Total Investment Portfolio	$6,329,311	$5,927,862	6.05 %	$5,026,731	$ 4,711,623	$ 771,197	5.09 %	$ 445,042	0.96 %	1.6x
Investments in Debt and Equity of Affiliates	17,451	22,826	31.44 %	—	—	3,605	8.02 %	19,221	23.42 %	(h)
GAAP Investment Portfolio	$6,311,860	$5,905,036	5.95 %	$5,026,731	$ 4,711,623	$ 767,592	5.09 %	$ 425,821	0.86 %	10.5x

(a) Excludes any net TBA positions.

(b) Includes the cost (interest expense) or benefit (interest income) from our interest rate swap hedges. The benefit of hedging as of December 31, 2023 was 0.16%.

(c) Allocated equity represents the investment fair value less the associated securitized debt at fair value and financing arrangements, where applicable.

(d) The leverage ratio on each asset class and on our investment portfolio represents Economic Leverage as defined below in the "Financing Activities" section and is calculated by dividing each investment type's total recourse financing arrangements less any cash posted as collateral by its equity invested inclusive of any cash collateral posted on financing arrangements. The Economic Leverage Ratio excludes any fully non-recourse financing arrangements and includes any net receivables or payables on TBAs. The leverage ratio on our GAAP Investment Portfolio represents GAAP leverage as defined below in the "Financing Activities" section.

(e) We expect to either hold the Legacy WMC Commercial Investments until maturity or opportunistically exit these investments.

(f) Cash and cash equivalents may include a portion of cash invested in money market funds. The yield represents the interest earned on money market funds as of period end.

(g) Interest rate swaps represents the sum of the net fair value of interest rate swaps and the margin posted on interest rate swaps as of period end. Yield on interest rate swaps represents the weighted average net receive/(pay) rate as of period end. The impact of the net interest component of interest rate swaps on the cost of funds is included within the respective investment portfolio asset line items.

(h) Refer to the "Financing activities" section below for an aggregate breakout of leverage.

The following tables present a summary of our investment portfolio, inclusive of net interest margin and leverage ratios, as of December 31, 2022 and a reconciliation of these metrics on our Investment Portfolio to their respective metrics on our GAAP Investment Portfolio ($ in thousands).

	December 31, 2022									
	Investment			Securitized Debt						
Instrument	Amortized Cost	Fair Value	Yield (a)	Amortized Cost	Fair Value	Financing Arrangements	Cost of Funds (b)	Allocated Equity (c)	Net Interest Margin	Leverage Ratio (d)
Residential Investments:										
Securitized Non-Agency Loans	$3,904,841	$3,436,201	4.65 %	$3,470,695	$ 3,078,593	$ 197,937	4.28 %	$ 159,671	0.37 %	1.2x
Securitized Re/Non-Performing Loans	288,138	270,945	6.66 %	196,134	183,759	34,151	3.68 %	53,035	2.98 %	0.6x
Non-Agency Loans	398,392	371,161	5.54 %	—	—	315,915	4.81 %	55,246	0.73 %	5.7x
Agency-Eligible Loans	48,675	46,862	5.99 %	—	—	44,326	5.08 %	2,536	0.91 %	17.5x
Residential Whole Loans	1,520	3,428	72.78 %	—	—	—	— %	3,428	72.78 %	N/A
Land Related Financing	10,688	10,688	14.50 %	—	—	—	— %	10,688	14.50 %	N/A
Non-Agency RMBS	67,580	63,516	16.41 %	—	—	35,510	5.42 %	28,006	10.99 %	0.7x
Total Residential Investments	$4,719,834	$4,202,801	5.13 %	$3,666,829	$ 3,262,352	$ 627,839	4.31 %	$ 312,610	0.82 %	1.9x
Agency RMBS	$ 19,771	$ 19,124	7.54 %	$ —	$ —	$ 14,163	4.54 %	$ 4,961	3.00 %	2.3x
Total Investment Portfolio	$4,739,605	$4,221,925	5.14 %	$3,666,829	$ 3,262,352	$ 642,002	4.31 %	$ 317,571	0.83 %	1.9x
Cash and Cash Equivalents (e)								84,621	4.11 %	
Interest Rate Swaps (f)								8,727	1.53 %	
Arc Home								39,680		
Non-Interest Earning Assets, net								12,201		
Total Stockholders' Equity								$ 462,800		1.3x

	Investment			Securitized Debt						
	Amortized Cost	Fair Value	Yield (a)	Amortized Cost	Fair Value	Financing Arrangements	Cost of Funds (b)	Allocated Equity (c)	Net Interest Margin	Leverage Ratio (d)
Total Investment Portfolio	$4,739,605	$4,221,925	5.14 %	$3,666,829	$ 3,262,352	$ 642,002	4.31 %	$ 317,571	0.83 %	1.9x
Investments in Debt and Equity of Affiliates	50,592	49,609	18.05 %	—	—	20,815	5.19 %	28,794	12.86 %	(g)
GAAP Investment Portfolio	$4,689,013	$4,172,316	4.99 %	$3,666,829	$ 3,262,352	$ 621,187	4.31 %	$ 288,777	0.68 %	8.4x

(a) Excludes any net TBA positions.
(b) Includes the cost (interest expense) or benefit (interest income) from our interest rate swap hedges. The benefit of hedging as of December 31, 2022 was 0.13%.
(c) Allocated equity represents the investment fair value less the associated securitized debt at fair value and financing arrangements, where applicable.
(d) The leverage ratio on each asset class and on our investment portfolio represents Economic Leverage as defined below in the "Financing Activities" section and is calculated by dividing each investment type's total recourse financing arrangements less any cash posted as collateral by its equity invested inclusive of any cash collateral posted on financing arrangements. The Economic Leverage Ratio excludes any fully non-recourse financing arrangements and includes any net receivables or payables on TBAs. The leverage ratio on our GAAP Investment Portfolio represents GAAP leverage as defined below in the "Financing Activities" section.
(e) Cash and cash equivalents may include a portion of cash invested in money market funds. The yield represents the interest earned on money market funds as of period end.
(f) Interest rate swaps represents the sum of the net fair value of interest rate swaps and the margin posted on interest rate swaps as of period end. Yield on interest rate swaps represents the weighted average net receive/(pay) rate as of period end. The impact of the net interest component of interest rate swaps on the cost of funds is included within the respective investment portfolio asset line items.
(g) Refer to the "Financing activities" section below for an aggregate breakout of leverage.

The following table presents a reconciliation of our Investment Portfolio to our GAAP Investment Portfolio as of December 31, 2023 and 2022 ($ in thousands).

	December 31, 2023							December 31, 2022
Instrument	**Current Face**	**Amortized Cost**	**Unrealized Mark-to-Market**	**Fair Value (1)**	**Weighted Average Coupon (2)**	**Weighted Average Yield**	**Weighted Average Life (Years) (3)**	**Fair Value (1)**
Residential Investments								
Residential Mortgage Loans								
Securitized Non-Agency Loans (4)	$5,599,960	$5,567,710	$ (392,541)	$ 5,175,169	5.19 %	5.51 %	10.37	$ 3,436,201
Securitized Re- and Non-Performing Loans	217,098	199,633	(16,521)	183,112	3.88 %	6.30 %	6.10	270,945
Non-Agency Loans	92,033	92,868	1,648	94,516	8.10 %	7.29 %	3.14	371,161
Agency-Eligible Loans	212,350	215,885	4,824	220,709	7.94 %	7.28 %	3.37	46,862
Re- and Non-Performing Loans	2,604	974	1,432	2,406	N/A	112.97 %	1.69	3,428
Land Related Financing	—	—	—	—	— %	— %	—	10,688
Total Residential Mortgage Loans	6,124,045	6,077,070	(401,158)	5,675,912	5.28 %	5.68 %	9.86	4,139,285
Non-Agency RMBS								
GCAT Non-Agency RMBS (5)								
GCAT Non-Agency Securities	43,794	41,513	(8,971)	32,542	4.67 %	5.99 %	10.08	9,859
GCAT Non-Agency RMBS Interest Only (6)	N/A	2,541	2,450	4,991	— %	37.74 %	5.21	5,058
MATT Non-QM Securities (6)	4,497	9,906	5,351	15,257	0.34 %	39.76 %	3.64	31,067
Re/Non-Performing Securities (6)	5,516	7,545	24	7,569	0.92 %	14.68 %	1.70	7,854
Total GCAT Non-Agency RMBS	53,807	61,505	(1,146)	60,359	1.01 %	18.24 %	4.42	53,838
Non-Agency Securities	82,390	48,991	2,015	51,006	4.99 %	9.11 %	16.21	9,678
Non-Agency RMBS Interest Only (6)	N/A	1,116	(33)	1,083	0.35 %	16.04 %	2.61	—
Total Non-Agency RMBS	136,197	111,612	836	112,448	1.50 %	14.08 %	5.48	63,516
Total Residential Investments	6,260,242	6,188,682	(400,322)	5,788,360	5.08 %	5.84 %	9.41	4,202,801
Agency RMBS Interest Only (6)	N/A	16,714	(1,020)	15,694	3.74 %	10.20 %	6.54	19,124
Legacy WMC Commercial Investments (7)								
Commercial Loans	67,204	66,208	95	66,303	9.27 %	9.50 %	1.52	—
CMBS	103,458	56,533	(184)	56,349	7.39 %	21.90 %	2.62	—
Total Legacy WMC Commercial Investments	170,662	122,741	(89)	122,652	8.13 %	15.20 %	2.18	—
Other Securities (8)	N/A	1,174	(18)	1,156	N/A	18.16 %	7.33	—
Total: Investment Portfolio	$6,430,904	$6,329,311	$ (401,449)	$ 5,927,862	5.06 %	6.05 %	9.20	$ 4,221,925
Less: Investments in Debt and Equity of Affiliates								
Residential Mortgage Loans	$ —	$ —	$ —	$ —	— %	— %	—	$ 10,688
Non-Agency RMBS	$ 10,013	$ 17,451	$ 5,375	$ 22,826	0.43 %	31.44 %	3.47	$ 38,921
Total: GAAP Investment Portfolio	$6,420,891	$6,311,860	$ (406,824)	$ 5,905,036	5.19 %	5.95 %	9.69	$ 4,172,316

(1) Refer to Note 10 to the "Notes of the Consolidated Financial Statements" for more detail on what is included in our "Investments in debt and equity of affiliates" line item on our consolidated balance sheets. Our assets held through Investments in debt and equity of affiliates are included in the "Land Related Financing," "MATT Non-QM Securities," and "Re/Non-Performing Securities" line items above.
(2) Equity residuals with a zero coupon rate are excluded from this calculation.
(3) Weighted average life is based on projected life. Typically, actual maturities are shorter than stated contractual maturities. Maturities are affected by the contractual lives of the underlying mortgages, periodic payments of principal, and prepayments of principal.
(4) Securitized Non-Agency Loans include loans that were considered to be Agency-Eligible prior to our securitization.
(5) GCAT Non-Agency RMBS are securities issued under Gold Creek Asset Trust ("GCAT"), which is the TPG Angelo Gordon securitization shelf under which we or private funds under the management of TPG Angelo Gordon securitize loans.
(6) Interest Only have no principal balances and bear interest based on a notional balance. The notional balance is used solely to determine interest distributions on the interest only classes of securities. The GCAT Non-Agency RMBS Interest Only, MATT Non-QM Securities, Re/Non-Performing Securities, Non-Agency RMBS Interest Only and Agency RMBS Interest Only line items include interest only classes with notional balances of $98.3 million, $310.4 million, $24.3 million, $128.8 million and $92.2 million, respectively.
(7) We expect to either hold the Legacy WMC Commercial Investments until maturity or opportunistically exit these investments.
(8) Other securities include residual interests in asset-backed securities which have no principal balance.

Residential mortgage loans

See Note 3 to the "Notes to Consolidated Financial Statements" for information on credit quality and a breakout of geographic concentration of credit risk within loans we include in the "Securitized residential mortgage loans, at fair value," "Residential mortgage loans, at fair value," and "Residential mortgage loans held for sale, at fair value" line items on our consolidated balance sheets.

Securitized Non-Agency Loans

As noted above, our investment activities primarily include acquiring and securitizing newly-originated residential mortgage loans. These securitization trusts ("Non-Agency VIEs") are collateralized by Non-Agency and Agency-Eligible Loans.

In each securitization transaction, we transfer a pool of loans to a wholly-owned subsidiary and the loans are deposited into a newly created securitization trust. The securitization trust issues various classes of mortgage pass-through certificates backed by the cash flows from the underlying residential mortgage loans (the "Certificates"). When we sponsor a residential mortgage loan securitization, we are generally required to retain at least 5% of the fair value of the Certificates issued in the securitization ("Risk Retention Rules"). We can retain either an "eligible vertical interest" (which consists of at least 5% of each class of securities issued in the securitization), an "eligible horizontal residual interest" (which is the most subordinate class of securities with a fair value of at least 5% of the aggregate credit risk) or a combination of both totaling 5% (the "Required Credit Risk"). In order to comply with the Risk Retention Rules in each securitization transaction, we generally purchase the most subordinated classes of Certificates and the excess cash flow Certificates. We also purchase the Certificates entitled to excess servicing fees and may purchase other Certificates issued by the securitization trust, while typically selling the senior classes of Certificates to unrelated third parties.

If we are determined to be the primary beneficiary of these securitization transactions, we consolidate the respective VIE created to facilitate the transaction and record "Securitized residential mortgage loans" and "Securitized debt" on the consolidated balance sheets in accordance with U.S. GAAP. However, as noted above, our equity at risk represents certain Certificates from each securitization which we retain.

The following table summarizes our Securitized residential mortgage loans and Securitized debt, as well as the economic interest on retained Certificates related to our Non-Agency VIEs (in thousands).

	December 31, 2023		December 31, 2022	
	Unpaid Principal Balance	Fair Value	Unpaid Principal Balance	Fair Value
Securitized residential mortgage loans in Non-Agency VIEs	$ 5,599,960	$ 5,175,169	$ 3,841,265	$ 3,436,201
Securitized debt in Non-Agency VIEs (1)	5,069,689	4,597,490	3,527,304	3,078,593
Other assets (2)	N/A	1,150	N/A	—
Retained Certificates from Non-Agency VIEs (3)(4)(5)(6)		$ 578,829		$ 357,608

	Current Face	Fair Value	Current Face	Fair Value
Retained interests in Non-Agency VIEs				
Senior Bonds	$ 14,243	$ 14,682	$ —	$ —
Mezzanine Bonds	35,946	33,460	17,382	15,472
Subordinate Bonds	480,764	335,860	296,215	193,906
Interest Only / Excess Servicing Bonds (1)(7)	N/A	194,827	N/A	148,230
Retained Certificates from Non-Agency VIEs (3)(4)(5)(6)		$ 578,829		$ 357,608
Financing arrangements on retained Certificates from Non-Agency VIEs		301,205		197,937
Retained Certificates from Non-Agency VIEs, net of financing arrangements		$ 277,624		$ 159,671

(1) Interest Only have no principal balances and bear interest based on a notional balance. The notional balance is used solely to determine interest distributions on the interest only classes of securities. As of December 31, 2023 and 2022, the Securitized debt in Non-Agency VIEs line item includes interest only classes with notional balances of $133.8 million and $144.3 million, respectively. As of December 31, 2023 and 2022 the notional balance on Interest Only / Excess Servicing Bonds was $11.1 billion and $8.0 billion, respectively.

(2) Represents the fair value of real estate owned within Non-Agency VIEs. We record real estate owned at the lower of cost or fair value less estimated costs to sell. As of December 31, 2023, we recorded real estate owned within our Non-Agency VIEs at $0.9 million.

(3) Maximum loss exposure from our involvement with VIEs pertains to the fair value of the Certificates retained from the VIEs. We have no obligation to provide any other explicit or implicit support to the securitization trusts.

(4) As of December 31, 2023 and 2022, our equity at risk included bonds with a fair value of $389.5 million and $215.1 million, respectively, held in order to comply with Risk Retention Rules. We are generally required to hold the Required Credit Risk until the later of (i) the fifth anniversary of the securitization closing date and (ii) the date on which the aggregate unpaid principal balance of the mortgage loans has been reduced to 25% of the aggregate unpaid principal balance of the mortgage loans as of the securitization closing date, but no longer than the seventh anniversary of the closing date.

(5) As of December 31, 2023 and 2022, a portion of our equity at risk included bonds exposed to the first loss of the securitization with a fair value of $115.1 million and $84.7 million, respectively.

(6) Excludes net other asset/(liabilities) held within the VIEs of $6.9 million and $4.4 million as of December 31, 2023 and 2022, respectively.

(7) As the sponsor and depositor of each securitization, we may purchase all of the outstanding Certificates (an "Optional Redemption") following the earlier of (1) an applicable anniversary date (typically two or three years) of the respective securitization or (2) the date at which the unpaid principal balance of the applicable collateral has declined below a certain percentage (typically 10% to 30%) of the principal balance originally contributed to the securitization. As of December 31, 2023, there were three securitizations with an unpaid principal balance of $458.7 million that met the criteria for an Optional Redemption. As of December 31, 2022, there were no securitizations which met the criteria for an Optional Redemption.

Legacy WMC Commercial loans

See Note 3 to the "Notes to Consolidated Financial Statements" for information on the geographic concentration, collateral characteristics, LTV, and maturities of the loans we include in the "Commercial loans, at fair value," line item on our consolidated balance sheets.

Non-Agency RMBS and Legacy WMC CMBS & Other Securities

The following table presents the fair value of our Non-Agency RMBS and Legacy WMC CMBS and Other Securities by credit rating as of December 31, 2023 (in thousands).

Credit Rating (1)	Non-Agency RMBS	Legacy WMC CMBS	Other Securities
AAA	$ 183	$ —	$ —
A	5,931	—	—
BBB	14,119	3,977	—
BB	15,817	—	—
B	8,682	20,057	—
Below B	—	11,438	—
Not Rated	67,716	20,877	1,156
Total	$ 112,448	$ 56,349	$ 1,156
Less: Investments in Debt and Equity of Affiliates	$ 22,826	$ —	$ —
Total: GAAP Basis	$ 89,622	$ 56,349	$ 1,156

(1) Represents the minimum rating for rated assets of S&P, Moody, Morningstar, and Fitch credit ratings, stated in terms of the S&P equivalent.

The following table presents certain characteristics of our Non-Agency RMBS and Legacy WMC CMBS portfolio as of December 31, 2023 ($ in thousands).

Instrument	Current Face	Fair Value	Weighted Average Life (Years) (1)
Non-Agency RMBS			
Non-QM Loans (2)	$ 54,013	$ 57,472	4.66
Re- and Non-Performing Loans (2)	43,770	24,727	6.21
Prime (2)	29,370	20,081	9.86
Credit Risk Transfer	9,044	10,168	4.73
Total Non-Agency RMBS	$ 136,197	$ 112,448	5.48
Legacy WMC CMBS			
Single-Asset/Single-Borrower - Fixed Rate	$ 53,900	$ 28,201	3.36
Single-Asset/Single-Borrower - Floating Rate	34,509	19,630	1.04
Conduit - Fixed Rate	15,049	8,518	3.58
Total Legacy WMC CMBS	$ 103,458	$ 56,349	2.62

(1) Weighted average life is based on projected life. Typically, actual maturities are shorter than stated contractual maturities. Maturities are affected by the contractual lives of the underlying mortgages, periodic payments of principal, and prepayments of principal.
(2) The current face on our Non-Agency RMBS excludes interest only classes which have no principal balances and bear interest based on a notional balance. The notional balance is used solely to determine interest distributions on the interest only classes of securities. As of December 31, 2023, the notional balance on interest only classes included in the Non-QM Loans, Re-and Non-Performing Loans and Prime line items was $408.7 million, $122.2 million and $30.9 million, respectively.

The following table presents the geographic concentration of the underlying collateral for our Non-Agency RMBS and Legacy WMC CMBS portfolios as of December 31, 2023 ($ in thousands).

Non-Agency RMBS			Legacy WMC CMBS		
Geographic Location	Concentration	Fair Value	Geographic Location	Concentration	Fair Value
California	39.2 %	$ 44,027	California	43.4 %	$ 24,460
New York	13.3 %	14,957	Bahamas	26.6 %	15,015
Florida	7.0 %	7,822	Minnesota	10.4 %	5,859
New Jersey	3.5 %	3,970	Texas	4.6 %	2,571
Texas	3.4 %	3,853	New York	2.2 %	1,266
Other	33.6 %	37,819	Other	12.8 %	7,178
Total	100.0 %	$ 112,448	**Total**	100.0 %	$ 56,349

Agency RMBS

Although our investment activities primarily include acquiring and securitizing newly-originated residential mortgage loans, from time to time we invest excess liquidity into Agency RMBS. The following table presents the fair value and the Constant Prepayment Rate ("CPR") experienced on our Agency RMBS portfolio as of December 31, 2023 ($ in thousands).

	Fair Value	CPR (1)
Agency RMBS Interest Only	$ 15,694	5.7 %

    (1)   Represents the weighted average monthly CPRs published during the year for our in-place portfolio.

Financing activities

In December 2023, through our acquisition of WMC, we assumed liabilities of $1.1 billion, which primarily consisted of securitized debt, financing arrangements, and convertible senior unsecured notes. For more information on the acquisition of WMC, refer to "Item 1—WMC Acquisition" and the section entitled "WMC Acquisition" in Note 1 to the "Notes to Consolidated Financial Statements."

Financing Arrangements

We use leverage to finance the purchase of our investment portfolio. Our leverage has primarily been in the form of repurchase agreements and similar financing arrangements (which we refer to collectively as financing arrangements), and securitized debt.

Repurchase agreements involve the sale and a simultaneous agreement to repurchase the transferred assets or similar assets at a future date. The amount borrowed generally is equal to the fair value of the assets pledged less an agreed-upon discount, referred to as a "haircut." The size of the haircut reflects the perceived risk associated with the pledged asset. Haircuts may change as our financing arrangements mature or roll and are sensitive to governmental regulations. Interest rates for our financing arrangements are determined based on prevailing rates (typically a spread over a base rate) corresponding to the terms of the borrowings, and interest is paid on a monthly basis or, for shorter term arrangements, at the end of the term. Repurchase agreements typically have a term of up to one year for loans and a term of 30 to 90 days for securities. Repurchase agreements are generally mark-to-market with respect to margin calls and recourse to us. We had outstanding financing arrangements with seven and six counterparties as of December 31, 2023 and 2022, respectively.

Our financing arrangements generally include customary representations, warranties, and covenants, but may also contain more restrictive supplemental terms and conditions. Although specific to each financing arrangement, typical supplemental terms include requirements of minimum equity and liquidity, leverage ratios, and performance triggers. In addition, some of the financing arrangements contain cross default features, whereby default under an agreement with one lender simultaneously causes default under agreements with other lenders. To the extent that we fail to comply with the covenants contained in these financing arrangements or is otherwise found to be in default under the terms of such agreements, the counterparty has the right to accelerate amounts due under the associated agreement. As of December 31, 2023, we are in compliance with all of our financial covenants.

We also use securitized debt to finance our loan portfolio. Securitized debt is generally non-mark-to-market with respect to margin calls and non-recourse to us.

Legacy WMC Convertible Notes

Through our acquisition of WMC, we assumed the Legacy WMC Convertible Notes. See Note 6 to the "Notes to Consolidated Financial Statements" for additional information on the Legacy WMC Convertible Notes.

Recourse and non-recourse financing

The below table provides detail on the breakout between recourse and non-recourse financing as of December 31, 2023 and 2022 (in thousands).

	December 31, 2023	December 31, 2022
Recourse financing - Financing arrangements, including those in Investments in Debt and Equity of Affiliates	$ 708,225	$ 625,593
Recourse Financing - Legacy WMC Convertible Notes	85,266	—
Non-recourse financing - Securitized debt, at fair value	4,711,623	3,262,352
Non-recourse financing - Financing arrangements	62,972	—
Non-recourse financing - Financing arrangements included in Investments in Debt and Equity of Affiliates	—	16,409
Total Financing	5,568,086	3,904,354
Less:		
Recourse financing - Financing arrangements included in Investments in Debt and Equity of Affiliates	3,605	4,406
Non-recourse financing - Financing arrangements included in Investments in Debt and Equity of Affiliates	—	16,409
Total Financing in Investments in Debt and Equity of Affiliates	3,605	20,815
Total GAAP Financing	$ 5,564,481	$ 3,883,539

Leverage

We use leverage to increase potential returns to our stockholders and to fund the acquisition of our investment portfolio. Our financing strategy is designed to increase the size of our investment portfolio by borrowing against the fair value of the assets in our portfolio. When acquiring residential mortgage loans and other assets, we finance our investments using repurchase agreements or similar financing arrangements, which we refer to collectively as "financing arrangements." Upon accumulating a targeted amount of residential mortgage loans, we finance these assets utilizing long-term, non-recourse, non-mark-to-market securitizations as market conditions permit. Financing arrangements are generally recourse to the Company whereas securitized debt used to finance our Non-Agency VIEs and RPL/NPL VIEs is generally non-recourse to the Company. In addition to disclosing GAAP leverage, we also disclose Economic Leverage, which excludes non-recourse financing. Management believes that this non-GAAP measure, when considered with our GAAP financial statements, provides supplemental information useful for investors to help evaluate our use of leverage and the related risk associated with our leverage profile. Our presentation of Economic Leverage may not be comparable to similarly-titled measures of other companies, who may use different calculations. This non-GAAP measure should not be considered a substitute for, or superior to, GAAP leverage calculated in accordance with GAAP. Our GAAP financial results and the reconciliations from these results should be carefully evaluated.

We define GAAP leverage as the sum of (1) GAAP Securitized debt, at fair value, (2) our GAAP Financing arrangements, net of any restricted cash posted on such financing arrangements, (3) Convertible senior unsecured notes, and (4) the amount payable on purchases that have not yet settled less the financing remaining on sales that have not yet settled. We define Economic Leverage, a non-GAAP metric, as the sum of: (i) our GAAP leverage, exclusive of any fully non-recourse financing arrangements, (ii) financing arrangements held through affiliated entities, net of any restricted cash posted on such financing arrangements, exclusive of any financing utilized through AG Arc, any adjustment related to unsettled trades as described in (4) in the previous sentence, and any non-recourse financing arrangements and (iii) our net TBA position (at cost), if any.

The calculations in the tables below divide GAAP leverage and Economic Leverage by our GAAP stockholders' equity to derive our leverage ratios. The following tables present a reconciliation of our Economic Leverage ratio to GAAP Leverage ($ in thousands).

December 31, 2023		Leverage	Stockholders' Equity	Leverage Ratio
Securitized debt, at fair value	$	4,711,623		
GAAP Financing arrangements		767,592		
Convertible senior unsecured notes		85,266		
Restricted cash posted on Financing arrangements		(1,696)		
GAAP Leverage	$	5,562,785	$ 528,368	10.5x
Financing arrangements through affiliated entities		3,605		
Non-recourse financing arrangements (1)		(4,774,595)		
Net TBA (receivable)/payable adjustment		(9,163)		
Economic Leverage	$	782,632	$ 528,368	1.5x

(1) Non-recourse financing arrangements include securitized debt and other non-recourse financing arrangements.

December 31, 2022		Leverage	Stockholders' Equity	Leverage Ratio
Securitized debt, at fair value	$	3,262,352		
GAAP Financing arrangements		621,187		
Restricted cash posted on Financing arrangements		(3,357)		
GAAP Leverage	$	3,880,182	$ 462,800	8.4x
Financing arrangements through affiliated entities		20,790		
Non-recourse financing arrangements (1)		(3,278,761)		
Net TBA (receivable)/payable adjustment		(39,206)		
Economic Leverage	$	583,005	$ 462,800	1.3x

(1) Non-recourse financing arrangements include securitized debt and other non-recourse financing arrangements.

Hedging activities

Subject to maintaining our qualification as a REIT and our Investment Company Act exemption, to the extent leverage is deployed, we may utilize derivative instruments in an effort to hedge the interest rate risk associated with the financing of our portfolio. Specifically, we may seek to hedge our exposure to potential interest rate mismatches between the interest we earn on our investments and our borrowing costs caused by fluctuations in short-term interest rates. We may utilize interest rate swaps, swaption agreements, and other financial instruments such as short positions in to-be-announced securities. In utilizing leverage and interest rate derivatives, our objectives are to improve risk-adjusted returns and, where possible, to lock in, on a long-term basis, a spread between the yield on our assets and the costs of our financing and hedging. Derivatives have not been designated as hedging instruments for GAAP. See Note 7 in the "Notes to Consolidated Financial Statements" for more information.

Dividends

Federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT ordinary taxable income, without regard to the deduction for dividends paid and excluding net capital gains and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its net taxable income. Before we pay any dividend, whether for U.S. federal income tax purposes or otherwise, we must first meet both our operating requirements and debt service on our financing arrangements and other debt payable. If our cash available for distribution is less than our net taxable income, we could be required to sell assets or borrow funds to make required cash distributions or we may make a portion of the required distribution in the form of a taxable stock distribution or distribution of debt securities.

As described above, our distribution requirements are based on taxable income rather than GAAP net income. Differences between taxable income and GAAP net income include (i) unrealized gains and losses associated with investment and derivative portfolios which are marked-to-market in current income for GAAP purposes, but excluded from taxable income until realized or settled, (ii) temporary differences related to amortization of premiums and discounts paid on investments, (iii) the timing and amount of deductions related to stock-based compensation, (iv) temporary differences related to the recognition of realized gains and losses on sold investments and certain terminated derivatives, (v) taxes, (vi) methods of depreciation and (vii) differences between GAAP income or losses in our TRSs' and taxable income resulting from dividend distributions to the REIT from our TRSs'. Undistributed taxable income is based on current estimates and is not finalized until we file our annual tax return for that tax year, typically in October of the following year. We did not have any undistributed taxable income as of December 31, 2023.

During the twelve months ended December 31, 2023, the Company declared common stock dividends of $0.72 per share. During the same period, the Company declared preferred stock dividends on its 8.25% Series A, 8.00% Series B, and 8.000% Series C of $2.06252, $2.00, and $2.00, respectively.

Liquidity and capital resources

Our liquidity determines our ability to meet our cash obligations, including distributions to our stockholders, payment of our expenses, financing our investments and satisfying other general business needs.

Our principal sources of cash consist of borrowings under financing arrangements, principal and interest payments we receive on our investment portfolio, cash generated from our operating results, and proceeds from capital market transactions. We typically use cash to repay principal and interest on our financing arrangements, to purchase loans, real estate securities, and other real estate related assets, to make dividend payments on our capital stock, to repurchase our capital stock, and to fund our operations. We may also generate liquidity when restricted cash that was pledged as collateral for clearing and executing trades, derivatives, and financing arrangements becomes unrestricted when the related collateral requirements are exceeded or at the maturity of the derivative or financing arrangement. Refer to "—Margin requirements" below discussing instances where we may use liquidity to meet margin requirements. At December 31, 2023, we had $112.3 million of liquidity, which consisted of $111.5 million of cash and $0.8 million of unencumbered Agency RMBS available to support our liquidity needs. Refer to the "Contractual obligations" section of this Part II, Item 7 for additional obligations that could impact our liquidity.

Margin requirements

The fair value of our loans and real estate securities fluctuate according to market conditions. When the fair value of the assets pledged as collateral to secure a financing arrangement decreases to the point where the difference between the collateral fair value and the financing arrangement amount is less than the haircut, our lenders may issue a "margin call," which requires us to post additional collateral to the lender in the form of additional assets or cash. Under our repurchase facilities, our lenders have full discretion to determine the fair value of the securities we pledge to them. Our lenders typically value assets based on recent transactions in the market. Lenders also issue margin calls as the published current principal balance factors change on the pool of mortgages underlying the securities pledged as collateral when scheduled and unscheduled paydowns are announced monthly. We experience margin calls in the ordinary course of our business. In seeking to effectively manage the margin requirements established by our lenders, we maintain a position of cash and, when owned, unpledged Agency RMBS. We refer to this position as our "liquidity." The level of liquidity we have available to meet margin calls is directly affected by our leverage levels, our haircuts and the price changes on our assets. Typically, if interest rates increase or if credit spreads widen, then the prices of our collateral (and our unpledged assets that constitute our liquidity) will decline, we will experience margin calls, and we will need to use our liquidity to meet the margin calls. There can be no assurance that we will maintain sufficient levels of liquidity to meet any margin calls. If our haircuts increase, our liquidity will proportionately decrease. In addition, if we increase our borrowings, our liquidity will decrease by the amount of additional haircut on the increased level of indebtedness. We intend to maintain a level of liquidity in relation to our assets that enables us to meet reasonably anticipated margin calls but that also allows us to be substantially invested in the residential mortgage market. We may misjudge the appropriate amount of our liquidity by maintaining excessive liquidity, which would lower our investment returns, or by maintaining insufficient liquidity, which may force us to liquidate assets into potentially unfavorable market conditions and harm our results of operations and financial condition. Further, an unexpected rise in interest rates and a corresponding fall in the fair value of our securities may also force us to liquidate assets under difficult market conditions, thereby harming our results of operations and financial condition, in an effort to maintain sufficient liquidity to meet increased margin calls.

Similar to the margin calls that we receive on our borrowing agreements, we may also receive margin calls on our derivative instruments when their fair value declines. This typically occurs when prevailing market rates change adversely, with the severity of the change also dependent on the terms of the derivatives involved. We may also receive margin calls on our derivatives based on the implied volatility of interest rates. Our posting of collateral with our counterparties can be done in cash or assets, and is generally bilateral, which means that if the fair value of our interest rate hedges increases, our counterparty will be required to post collateral with us. Refer to the "Liquidity risk – derivatives" section of Item 3 below for a further discussion on margin.

Cash Flows

The table below details changes to our cash, cash equivalents, and restricted cash for the years ended December 31, 2023 and 2022 (in thousands).

	Years Ended		
	December 31, 2023	December 31, 2022	Change
Cash, cash equivalents, and restricted cash, Beginning of Period	$ 98,803	$ 100,229	$ (1,426)
Net cash provided by (used in) operating activities (1)	28,134	22,520	5,614
Net cash provided by (used in) investing activities (2)	(433,505)	(1,490,351)	1,056,846
Net cash provided by (used in) financing activities (3)	432,141	1,466,405	(1,034,264)
Net change in cash, cash equivalents and restricted cash	26,770	(1,426)	28,196
Cash, cash equivalents, and restricted cash, End of Period	$ 125,573	$ 98,803	$ 26,770

(1) Cash provided by operating activities is primarily attributable to net interest income less operating expenses for the years ended December 31, 2023 and 2022.
(2) Cash used in investing activities for the year ended December 31, 2023 was primarily attributable to purchases of investments, offset by sales of investments and principal repayments on investments.
(3) Cash provided by financing activities for the year ended December 31, 2023 was primarily attributable to the issuance of securitized debt, offset by principal repayments on securitized debt, net repayments of repurchase agreements, dividend payments, and common share repurchases.

Stock repurchase programs

On August 3, 2022, our Board of Directors authorized a stock repurchase program (the "2022 Repurchase Program") to repurchase up to $15.0 million of our outstanding common stock on substantially the same terms as the 2015 Repurchase Program. The 2022 Repurchase Program does not have an expiration date and permits us to repurchase our shares through various methods, including open market repurchases, privately negotiated block transactions and Rule 10b5-1 plans. We may repurchase shares of our common stock from time to time in compliance with SEC regulations and other legal requirements. The extent to which we repurchase our shares, and the timing, manner, price, and amount of any such repurchases, will depend upon a variety of factors including market conditions and other corporate considerations as determined by management, as well as the limits of the 2022 Repurchase Program and our liquidity and business strategy. The 2022 Repurchase Program does not obligate us to acquire any particular amount of shares and may be modified or discontinued at any time. As of the date of this filing, approximately $1.5 million of common stock remained authorized for future share repurchases under the 2022 Repurchase Program. See Note 11 in the "Notes to Consolidated Financial Statements" for additional details on the shares repurchased under the 2022 Repurchase Program during the year ended December 31, 2023.

On May 4, 2023, our Board of Directors authorized a stock repurchase program (the "2023 Repurchase Program") to repurchase up to $15.0 million of our outstanding common stock on substantially the same terms as the 2022 Repurchase Program. As of the date of this filing, the full $15.0 million authorized amount remains available for repurchase under the 2023 Repurchase Program. This authorization is in addition to the amount remaining under the 2022 Repurchase Program.

On February 22, 2021, our Board of Directors authorized a stock repurchase program (the "Preferred Repurchase Program") pursuant to which our Board of Directors granted a repurchase authorization to acquire shares of our Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock having an aggregate value of up to $20.0 million. No share repurchases under the Preferred Repurchase Program have been made since its authorization.

Shares of stock repurchased by us under any repurchase program, if any, will be cancelled and, until reissued by us, will be deemed to be authorized but unissued shares of its stock as required by Maryland law. The cost of the acquisition by us of shares of our own stock in excess of the aggregate par value of the shares first reduces additional paid-in capital, to the extent available, with any residual cost applied against retained earnings.

Equity distribution agreements

On May 5, 2017, we entered into an equity distribution agreement with each of Credit Suisse Securities (USA) LLC and JMP Securities LLC (collectively, the "Sales Agents"), which we refer to as the "Equity Distribution Agreements," pursuant to which we may sell up to $100.0 million aggregate offering price of shares of our common stock from time to time through the Sales Agents, under the Securities Act of 1933. For the year ended December 31, 2023, we did not issue any shares of common stock under the Equity Distribution Agreements. Since inception of the program, we have issued approximately 2.2 million shares of common stock under the Equity Distribution Agreements for gross proceeds of $48.3 million.

Forward-looking statements regarding liquidity

Based upon our current portfolio, leverage and available borrowing arrangements, we believe the net proceeds of our common equity offerings, preferred equity offerings, and private placements, combined with cash flow from operating activities, financing activities, and our available borrowing capacity will be sufficient to enable us to meet our anticipated liquidity requirements, including funding our investment activities, paying fees under our management agreement, funding our distributions to stockholders and paying general corporate expenses.

Contractual obligations

Management agreement

The management agreement, as amended, provides for payment to the Manager of a management fee, an incentive fee, and reimbursements of certain expenses incurred by the Manager or its affiliates on behalf of us. Pursuant to our management agreement, the closing of the TPG Transaction resulted in an assignment of the management agreement. Our independent directors unanimously consented to such assignment on July 31, 2023 in advance of the TPG Transaction closing. There were no changes to the management agreement in connection with the TPG Transaction and the assignment of the management agreement became effective upon the closing of the TPG Transaction.

In connection with the Merger with WMC, which was completed on December 6, 2023, and contemporaneously with the execution of the Merger Agreement, on August 8, 2023, we and our Manager entered into the MITT Management Agreement Amendment, pursuant to which (i) our Manager's base management fee will be reduced by $0.6 million for the first four quarters following the Effective Time, beginning with the fiscal quarter in which the Effective Time occurs (i.e., resulting in an aggregate $2.4 million waiver of base management fees), and (ii) our Manager will waive its right to seek reimbursement from us for any expenses otherwise reimbursable by us under the management agreement in an amount equal to approximately $1.3 million, which is the excess of $7.0 million over the aggregate Per Share Additional Merger Consideration paid by our Manager to the holders of WMC Common Stock under the Merger Agreement. The MITT Management Agreement Amendment became effective automatically upon the closing of the Merger.

Management fee

The management fee is calculated and payable quarterly in arrears in an amount equal to 1.50% of our Stockholders' Equity, per annum. For purposes of calculating the management fee, "Stockholders' Equity" means the sum of the net proceeds from any issuances of equity securities (including preferred securities) since inception (allocated on a pro rata daily basis for such issuances during the fiscal quarter of any such issuance, and excluding any future equity issuance to the Manager), plus our retained earnings at the end of such quarter (without taking into account any non-cash equity compensation expense or other non-cash items described below incurred in current or prior periods), less any amount that we pay for repurchases of our common stock, excluding any unrealized gains, losses or other non-cash items that have impacted stockholders' equity as reported in our financial statements prepared in accordance with GAAP, regardless of whether such items are included in other comprehensive income or loss, or in net income, and excluding one-time events pursuant to changes in GAAP, and certain other non-cash charges after discussions between the Manager and our independent directors and after approval by a majority of our independent directors. Stockholders' Equity, for purposes of calculating the management fee, could be greater or less than the amount of stockholders' equity shown on our financial statements. The below table details the management fees incurred during the years ended December 31, 2023 and 2022 (in thousands).

	Year Ended	
	December 31, 2023	**December 31, 2022**
Management fee to affiliate (1)	$ 7,711	$ 8,096

(1) For the year ended December 31, 2023, the Manager agreed to waive its right to receive management fees of $0.6 million pursuant to the MITT Management Agreement Amendment executed in connection with the Merger.

As of December 31, 2023 and 2022, we recorded management fees payable of $1.5 million and $2.1 million, respectively. The management fee payable is included within the "Due to affiliates" item within the "Other liabilities" line item on the consolidated balance sheets.

Incentive fee

The Manager is entitled to an annual incentive fee with respect to each applicable fiscal year, which will be equal to 15% of the amount by which our cumulative adjusted net income from November 22, 2021 exceeds the cumulative hurdle amount, which represents an 8% return (cumulative, but not compounding) on an equity hurdle base consisting of the sum of (i) $341.5 million and (ii) the gross proceeds of any subsequent public or private common stock offerings by us. The annual incentive fee will be payable in cash, or, at the option of our Board of Directors, shares of common stock or a combination of cash and shares.

The Manager waived the annual incentive fee with respect to the fiscal years ending December 31, 2021 and December 31, 2022, and the annual incentive fee would first be payable with respect to the fiscal year ending December 31, 2023. During the year ended December 31, 2023, we did not incur any incentive fee expense.

Termination fee

Upon the occurrence of (i) our termination of the management agreement without cause or (ii) the Manager's termination of the management agreement upon a breach by the Company of any material term of the management agreement, the Manager will be entitled to a termination fee equal to three times the average annual management fee during the 24-month period prior to such termination, calculated as of the end of the most recently completed fiscal quarter. As of December 31, 2023 and December 31, 2022, no event of termination of the management agreement had occurred.

Expense Reimbursement

Our Manager uses the proceeds from its management fee in part to pay compensation to its officers and personnel, who, notwithstanding that certain of them also are our officers, receive no compensation directly from us. We are required to reimburse our Manager or its affiliates for operating expenses incurred by our Manager or its affiliates on our behalf, including certain salary expenses and other expenses relating to legal, accounting, due diligence and other services. Our reimbursement obligation is not subject to any dollar limitation; however, reimbursements are subject to an annual budget process which combines guidelines from the management agreement with oversight by our Board of Directors and discussions with our Manager.

The below table details the expense reimbursement incurred during the years ended December 31, 2023 and 2022 (in thousands).

	Year Ended	
Consolidated statements of operations line item:	**December 31, 2023**	**December 31, 2022**
Non-investment related expenses (1)	$ 5,095	$ 4,646
Investment related expenses	467	755
Transaction related expenses	896	2,757
Expense reimbursements to Manager or its affiliates	$ 6,458	$ 8,158

(1) For the years ended December 31, 2023 and December 31, 2022, our Manager agreed to waive its right to receive expense reimbursements of $1.7 million million and $1.5 million, respectively.

As of December 31, 2023 and 2022, we recorded a reimbursement payable to our Manager or its affiliates of $1.5 million and $1.3 million, respectively. The reimbursement payable to the Manager or its affiliates is included within the "Due to affiliates" line item within the "Other liabilities" line item on the consolidated balance sheets.

Share-based compensation

The AG Mortgage Investment Trust, Inc. 2020 Equity Incentive Plan, which became effective on April 15, 2020 following the approval of our stockholders at our 2020 annual meeting of stockholders, provides for a maximum of 666,666 shares of common stock that may be issued under the plan. The maximum number of shares of common stock granted during a single fiscal year to any non-employee director, taken together with any cash fees paid to such non-employee director during any fiscal year, shall not exceed $300,000 in total value (calculating the value of any such awards based on the grant date fair value). As of December 31, 2023, 464,234 shares of common stock were available to be awarded under the 2020 Equity Incentive Plan.

Since inception of the 2020 Equity Incentive Plan and through December 31, 2023, we have granted an aggregate of 176,470 shares of restricted common stock to our independent directors under our 2020 Equity Incentive Plan, all of which have vested.

The AG Mortgage Investment Trust, Inc. 2021 Manager Equity Incentive Plan (the "2021 Manager Plan"), which became effective on April 7, 2021 following the approval of our stockholders at our 2021 annual meeting of stockholders, provides for a maximum of 573,425 shares of common stock that may be subject to awards thereunder to our Manager. As of December 31, 2023, there were no shares or awards issued under the 2021 Manager Plan. Following the execution of the Third Amendment to our management agreement in November 2021 related to the incentive fee, our compensation committee no longer expects to continue its historical practice of making periodic equity grants to the Manager pursuant to the 2021 Manager Equity Incentive Plan.

On December 6, 2023, in connection with the WMC acquisition, we granted an aggregate 25,962 restricted stock units to the two independent directors added to our Board of Directors who previously served on WMC's board of directors. These restricted stock units and associated dividend equivalent units will vest in full on June 23, 2024, and will be settled in shares of our common stock upon each of the independent director's separation from service with our Board of Directors.

Unfunded commitments

See Note 12 of the "Notes to Consolidated Financial Statements" for details on our commitments as of December 31, 2023.

Off-balance sheet arrangements

Our investments in debt and equity of affiliates primarily consist of real estate securities and our interest in AG Arc. Investments in debt and equity of affiliates are accounted for using the equity method of accounting. Certain of our investments in debt and equity of affiliates securitize residential mortgage loans and retain interests in the subordinated tranches of the transferred assets. These retained interests are included in the MATT Non-QM Securities and Re/Non-Performing Securities line items of our investment portfolio. See Note 10 to the "Notes to Consolidated Financial Statements" for a discussion of investments in debt and equity of affiliates.

We record TBA purchases and sales on the trade date and present the purchase or receipt net of the corresponding payable or receivable until the settlement date of the transaction. Refer to Note 7 to the "Notes to Consolidated Financial Statements" for additional detail on TBAs as of December 31, 2023, if applicable.

For additional information on our commitments as of December 31, 2023, refer to Note 12 of the "Notes to Consolidated Financial Statements." We do not expect these commitments, taken as a whole, to be significant to, or to have a material impact on, our overall liquidity or capital resources or our operations.

Critical accounting policies and estimates

Our most critical accounting policies include (i) Valuation of financial instruments, (ii) Accounting for loans, (iii) Accounting for real estate securities, (iv) Interest income recognition, (v) Financing arrangements, (vi) Investment consolidation, and (vii) Accounting for business combinations. For additional information related to our significant accounting policies, see Note 2 to the "Notes to Consolidated Financial Statements."

We prepare our consolidated financial statements in conformity with GAAP, which requires the use of estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of income and expenses during the reporting period. These estimates are based, in part, on our judgment and assumptions regarding various economic conditions that we believe are reasonable based on facts and circumstances existing at the time of reporting. We believe that the estimates, judgments and assumptions utilized in the preparation of our consolidated financial statements are prudent and reasonable. Although our estimates contemplate conditions as of December 31, 2023 and how we expect them to change in the future, it is reasonably possible that actual conditions could be different than anticipated in arriving at those estimates, which could materially affect reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the periods presented.

Our critical accounting estimates are those which require assumptions to be made about matters that are highly uncertain. The following is a description of our critical accounting estimates that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations:

Valuation of financial instruments

We have elected the fair value option for the vast majority of our assets and liabilities for which such election is permitted, as provided for under ASC 825, *Financial Instruments* ("ASC 825"). For financial instruments that are traded in an "active market," the best measure of fair value is the quoted market price. However, many of our financial instruments are not traded in an active market. Therefore, our Manger generally uses third-party valuations when available. If third-party valuations are not available, our Manager uses other valuation techniques, such as the discounted cash flow methodology.

Summary descriptions, for various categories of financial instruments, of the valuation methodologies management uses in determining fair value of our financial instruments are detailed in Note 5 to the "Notes to Consolidated Financial Statements." Because of the inherent uncertainty of valuation, the estimated fair value of our financial instruments may differ significantly from the values that would have been used had a ready market for the financial instruments existed, and the differences could be material to our consolidated financial statements.

The determination of estimated fair value of those of our financial instruments that are not traded in an active market requires the use of both asset level characteristics and macroeconomic assumptions and/or inputs, which are generally based on current market and economic conditions. Changes in the market environment and other events that may occur over the life of our investments may cause the gains or losses ultimately realized to be different than the valuations currently estimated. The significant unobservable inputs used in the fair value measurement of our financial instruments are yields, prepayment rates, probability of default, and loss severity in the event of default. Significant increases (decreases) in any of those inputs in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumption used for prepayment rates. The significant unobservable input used in the fair value measurement of our investment in Arc Home is the book value multiple. Significant increases (decreases) in the multiple applied would result in a significantly higher (lower) fair value measurement.

Our valuations are sensitive to changes in interest rates. Refer to the interest rate sensitivity analysis included in Item 7A. Quantitative and Qualitative Disclosures about Market Risk in this Annual Report on Form 10-K for further information.

Refer to Note 5 to the "Notes to Consolidated Financial Statements" in Part II, Item 8 of this Annual Report on Form 10-K, for additional information on our assets and liabilities accounted for at fair value at December 31, 2023, including the significant inputs used to estimate their fair values and the impact the changes in their fair values had to our financial condition and results of operations.

Interest income recognition

Interest income on our loan and securities portfolio is accrued based on the actual coupon rate and the outstanding principal balance of such loans or securities. We have elected to record interest in accordance with ASC 835-30-35-2, "Imputation of Interest," using the effective interest method for all loans and securities accounted for under the fair value option in accordance with ASC 825, "Financial Instruments." As such, premiums and discounts are amortized or accreted into interest income over the lives of the loans or securities.

To record interest income using the effective interest method, we reassess the cash flows on our investments on at least a quarterly basis. In estimating these cash flows, there are a number of assumptions made that are uncertain and subject to judgments and assumptions based on subjective and objective factors and contingencies. These include the rate and timing of principal and interest receipts (including assumptions of prepayments, repurchases, defaults and liquidations), the pass-through or coupon rate and interest rate fluctuations. In addition, interest payment shortfalls due to delinquencies on the underlying mortgage loans have to be estimated.

An increase in the prepayment rate, as measured by the CPR, will typically accelerate the amortization of purchase premiums, thereby reducing the yield or interest income earned on such assets. An increase in the prepayment rate will similarly accelerate the accretion of purchase discounts, conversely increasing the yield or interest income earned on such assets. A decrease in the prepayment rate will have a directionally opposite impact on the yield or interest income.

As further discussed in Note 2 of the "Notes to Consolidated Financial Statements," differences between previously estimated cash flows and current actual and anticipated cash flows caused by changes to prepayment or other assumptions are adjusted retrospectively through a "catch up" adjustment for the impact of the cumulative change in the effective yield through the reporting date for securities accounted for under ASC 320-10 (generally, Agency RMBS) or adjusted prospectively through an adjustment of the yield over the remaining life of the investment for securities accounted for under ASC 325-40 and mortgage loans accounted for under ASC 310-10.

Investment consolidation

An entity is a variable interest entity ("VIE") if the equity investors (i) do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support, (ii) are unable to direct the entity's activities or (iii) are not exposed to the entity's losses or entitled to its residual returns. VIEs within the scope of ASC 810-10, "Consolidation" are required to be consolidated by their primary beneficiary. The primary beneficiary of a VIE is determined to be the party that has both the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Determining the primary beneficiary of a VIE requires judgment. We determined that for the securitizations we consolidate, our ownership provides us with the obligation to absorb losses or the right to receive benefits from the VIE that could be significant to the VIE. In addition, we have the power to direct the activities of the VIEs that most significantly impact the VIEs' economic performance, or power, such as rights to replace the servicer without cause.

The securitization trusts are structured as entities that receive principal and interest on the underlying collateral and distribute those payments to the security holders. The assets held by the securitization entities are restricted in that they can only be used to fulfill the obligations of the securitization entity. Our risks associated with our involvement with these VIEs are limited to our risks and rights as a holder of the security we have retained as well as certain risks which may occur when we act as either the sponsor and/or depositor of and the seller to the securitization entities.

Our interest in the assets held by consolidated securitization vehicles, which are consolidated on our consolidated balance sheets, is restricted by the structural provisions of these trusts, and a recovery of our investment in the vehicles will be limited by each entity's distribution provisions. The liabilities of the securitization vehicles, which are also consolidated on our consolidated balance sheets, are non-recourse to us, and can only be satisfied using proceeds from each securitization vehicle's respective assets.

The assets of securitization entities are comprised of residential mortgage loans.

We perform ongoing reassessments of whether changes in the facts and circumstances regarding our involvement with a VIE causes our consolidation conclusion to change.

Accounting for business combinations

When the assets acquired and liabilities assumed constitute a business, the acquisition is a business combination. Business combinations are accounted for under ASC 805, "Business Combinations" using the acquisition method which requires, among other things, that the assets acquired and liabilities assumed be recognized at fair value as of the acquisition date. Goodwill is calculated as the excess of the consideration transferred over the net assets acquired that meet the criteria for separate recognition and represents the estimated future economic benefits arising from these and other assets acquired that could not be individually identified or do not qualify for recognition as a separate asset. Likewise, a bargain purchase gain is recognized in current earnings when the aggregate fair value of the consideration transferred is less than the fair value of the identifiable net assets acquired. Acquisition related costs recognized in connection with a business combination are expensed as incurred. The results of operations of acquired businesses are included from the date of acquisition.

In a business combination, the initial allocation of the purchase price is considered preliminary and therefore subject to change until the end of the measurement period (up to one year from the acquisition date). If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, a measurement-period adjustment will be recognized during the period in which the amount of the adjustment is determined, including the effect on earnings of any amounts that would have been recorded in previous periods if the accounting had been completed at the acquisition date.

Recent accounting pronouncements

Recent accounting pronouncements impacting us include (i) Reference rate reform and (ii) Debt with conversion and other options. For additional information related to these recent accounting pronouncements and their impact on our consolidated financial statements, see Note 2 to the "Notes to Consolidated Financial Statements."

REIT Qualification

We have elected to be treated as a REIT under Sections 856 through 859 of the Internal Revenue Code of 1986, as amended (the "Code"). Our qualification as a REIT depends upon our ability to meet on a continuing basis, through actual investment and operating results, various complex requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the diversity of ownership of our shares. We believe that we are organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our manner of operation enables us to meet the requirements for qualification and taxation as a REIT.

We generally need to distribute at least 90% of our ordinary taxable income each year (subject to certain adjustments) to our stockholders in order to qualify as a REIT under the Code. Our ability to make distributions to our stockholders depends, in part, upon the performance of our investment portfolio.

As a REIT, we generally are not subject to U.S. federal income tax on our REIT taxable income that we distribute currently to our stockholders. If we fail to qualify as a REIT in any taxable year and do not qualify for certain statutory relief provisions, we will be subject to U.S. federal income tax at regular corporate rates and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which we lost our REIT qualification. Accordingly, our failure to qualify as a REIT could have a material adverse impact on our results of operations and our ability to pay distributions, if any, to our stockholders. Even if we qualify for taxation as a REIT, we may be subject to some U.S. federal, state and local taxes on our income or property. In addition, any income earned by a domestic taxable REIT subsidiary, or TRS, will be subject to corporate income taxation.

Investment Company Act Exemption

We conduct our business so as to maintain our exempt status under, and not to become regulated as an investment company for purposes of, the Investment Company Act. Under Section 3(a)(1)(A) of the Investment Company Act, a company is an investment company if it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Under Section 3(a)(1)(C) of the Investment Company Act, a company is deemed to be an investment company if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire "investment securities" having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (the "40% Test"). "Investment securities" do not include, among other things, U.S. government securities, and securities issued by majority-owned subsidiaries that (i) are not investment companies and (ii) are not relying on the exceptions from the definition of investment company provided by Section 3(c)(1) or 3(c)(7) of the Investment Company Act (the so called "private investment company" exemptions).

We conduct our operations such that we will not be considered an investment company under Section 3(a)(1) of the Investment Company Act by complying with the 40% Test and not engaging primarily (or holding ourselves out as being engaged primarily) in the business of investing, reinvesting, or trading in securities. Rather, through wholly-owned or majority-owned subsidiaries, we are primarily engaged in the non-investment company businesses of these subsidiaries, namely the real estate finance business of purchasing or otherwise acquiring mortgage loans and other interests in real estate.

We currently have several subsidiaries that rely on the exclusion provided by Section 3(c)(7) of the Investment Company Act, each a "3(c)(7) subsidiary." In addition, we currently have several subsidiaries that rely on the exclusion provided by Section 3(c)(5)(C) of the Investment Company Act, each a "3(c)(5)(C) subsidiary."

While investments in 3(c)(7) subsidiaries are considered investment securities for the purposes of the 40% Test, investments in 3(c)(5)(C) subsidiaries are not considered investment securities for the purposes of the 40% Test, nor are investments in subsidiaries that rely on the exclusion provided by Section 3(a)(1)(C). Therefore, our investments in 3(c)(7) subsidiaries and other investment securities cannot exceed 40% of the value of our total assets (excluding U.S. government securities and cash) on an unconsolidated basis.

Section 3(c)(5)(C) of the Investment Company Act exempts from the definition of "investment company" entities primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. The SEC staff generally requires an entity relying on Section 3(c)(5)(C) to invest at least 55% of its portfolio in "qualifying assets" and at least another 25% in additional qualifying assets or in "real estate-related" assets (with no more than 20% comprised of miscellaneous assets). Both the 40% Test and the requirements of the Section 3(c)(5)(C) exclusion limit the types of businesses in which we may engage and the types of assets we may hold, as well as the timing of sales and purchases of assets. For example, these restrictions limit our and our subsidiaries' ability to invest directly in Agency RMBS mortgage-related securities that represent less than the entire ownership in a pool of mortgage loans or debt and equity tranches of Non-Agency RMBS (in each case to the extent such interest are not retained interest in securitizations consisting of mortgage loans that were owned by us and such securitizations were not sponsored by us in order to obtain financing to acquire additional mortgage loans), certain real estate companies and assets not related to real estate.

The determination that we qualify for this exemption from being regulated as an investment company depends on various factual matters and circumstances. We closely monitor our holdings to ensure continuing and ongoing compliance with these tests. If we failed to comply with the 40% Test or another exemption under the Investment Company Act and became regulated as an investment company, our ability to, among other things, use leverage would be substantially reduced and, as a result, we would be unable to conduct our business as described in this report.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The primary components of our market risk relate to interest rates, liquidity, real estate, credit, prepayment rates, basis, and capital markets risk. While we do not seek to avoid risk completely, we seek to assume risk that can be reasonably quantified from historical experience and to actively manage that risk, to earn sufficient returns to justify taking those risks and to maintain capital levels consistent with the risks we undertake. Many of these risks have become particularly heightened due to sustained inflation, rising mortgage rates, the Federal Reserve's monetary policy actions, and market uncertainty from geopolitical risks.

Interest rate risk

Interest rate risk is highly sensitive to many factors, including governmental monetary, fiscal and tax policies, domestic and international economic and political considerations and other factors beyond our control. We are subject to interest rate risk in connection with both our investments and the financing under our financing arrangements. We generally seek to manage this risk by monitoring the reset index and the interest rate related to our investment portfolio and our financings; by structuring our financing arrangements to have a range of maturity terms, amortizations and interest rate adjustment periods; and by using derivative instruments to adjust interest rate sensitivity of our investment portfolio and borrowings. Our hedging techniques can be highly complex, and the value of our investment portfolio and derivatives may be adversely affected as a result of changing interest rates.

Interest rate effects on net interest income

Our operating results depend in large part upon differences between the yields earned on our investments and our cost of borrowing and upon the effectiveness of our interest rate hedging activities. The majority of our financing arrangements are short term in nature, exclusive of our residential mortgage loans financed through securitized debt. Repurchase agreements financing our securities portfolio or retained interests from our securitizations typically have an initial term between 30 and 90 days while repurchase agreements financing our residential mortgage loans prior to securitization have an initial term of one year. The financing rate on these agreements will generally be determined at the outset of each transaction by reference to prevailing rates plus a spread. As a result, our borrowing costs will tend to increase during periods of rising interest rates as we renew, or "roll", maturing transactions at the higher prevailing rates. When combined with the fact that the income we earn on our fixed interest rate investments will remain substantially unchanged, this will result in a narrowing of the net interest spread between the related assets and borrowings and may even result in losses.

In an attempt to offset the increase in funding costs related to rising interest rates, our Manager may cause us to enter into hedging transactions structured to provide us with positive cash flow in the event interest rates rise. Our Manager accomplishes this through the use of interest rate derivatives. Some hedging strategies involving the use of derivatives are highly complex, may produce volatile returns and may expose us to increased risks relating to counterparty defaults.

Interest rate effects on fair value

Another component of interest rate risk is the effect that changes in interest rates will have on the fair value of the assets that we acquire.

Generally, in a rising interest rate environment, the fair value of our loan and real estate securities portfolios would be expected to decrease, all other factors being held constant. In particular, the portion of our real estate securities and loan portfolios with fixed-rate coupons would be expected to decrease in value more severely than that portion with a floating-rate coupon. This is because fixed-rate coupon assets tend to have significantly more duration, or price sensitivity to changes in interest rates, than floating-rate coupon assets. Fixed-rate assets currently represent a majority of our portfolio.

The fair value of our investment portfolio could change at a different rate than the fair value of our liabilities when interest rates change. We measure the sensitivity of our portfolio to changes in interest rates by estimating the duration of our assets and liabilities. Duration is the approximate percentage change in fair value for an instantaneous 100 basis point parallel shift in the yield curve while assuming all other market risk factors remain constant. In general, our assets have higher duration than our liabilities. In order to reduce this exposure, we use hedging instruments to reduce the gap in duration between our assets and liabilities.

We calculate estimated effective duration (i.e., the price sensitivity to changes in risk-free interest rates) to measure the impact of changes in interest rates on our portfolio value. We estimate duration based on third-party models. Different models and methodologies can produce different effective duration estimates for the same assets. We allocate the net duration by asset type based on the interest rate sensitivity.

The following chart details information about our duration gap as of December 31, 2023:

Duration (1)(2)	Years
Agency RMBS	(0.09)
TBA	(0.01)
Agency RMBS subtotal	(0.10)
Securitized Residential Mortgage Loans	3.44
Real Estate Securities and Legacy WMC Commercial Loans	0.33
Hedges on securitized products	(0.55)
Securitized products subtotal	3.22
Residential Mortgage Loans (3)	0.47
Hedges on Residential Mortgage Loans	(0.83)
Residential Mortgage Loans subtotal	(0.36)
Legacy WMC Convertible Notes	(0.04)
Total	2.72

(1) Duration related to financing arrangements is netted within its respective line items.
(2) Duration does not include our investment in AG Arc LLC.
(3) Residential Investments are inclusive of forward purchase commitments to acquire Non-Agency Loans and Agency-Eligible Loans as of December 31, 2023.

The following table quantifies the estimated percent change in GAAP equity, the fair value of our assets, and projected net interest income should interest rates go up or down instantaneously by 25, 50, and 75 basis points, assuming (i) the yield curves of the rate shocks will be parallel to each other and the current yield curve and (ii) all other market risk factors remain constant. These estimates were compiled using a combination of third-party services and models, market data and internal models. All changes in equity, assets, and income are measured as percentage changes from the GAAP equity, assets, and projected net interest income from our base interest rate scenario. The base interest rate scenario assumes spot and forward interest rates existing as of December 31, 2023. Actual results could differ materially from these estimates.

Agency RMBS and Agency-Eligible Loan assumptions attempt to predict default and prepayment activity at projected interest rate levels. To the extent that these estimates or other assumptions do not hold true, actual results will likely differ materially from projections and could result in percentage changes larger or smaller than the estimates in the table below. Moreover, if different models were employed in the analysis, materially different projections could result. In addition, while the table below reflects the estimated impact of interest rate increases and decreases on a static portfolio as of December 31, 2023, our Manager may from time to time sell any of our investments as a part of the overall management of our investment portfolio.

Change in Interest Rates (basis points) (1)(2)	Change in Fair Value as a Percentage of GAAP Equity (3)	Change in Fair Value as a Percentage of Assets (3)	Percentage Change in Projected Net Interest Income (4)
75	(5.0)%	(0.4)%	1.3 %
50	(3.4)%	(0.3)%	1.0 %
25	(1.7)%	(0.1)%	0.6 %
(25)	1.7 %	0.1 %	(0.6)%
(50)	3.5 %	0.3 %	(1.1)%
(75)	5.4 %	0.5 %	(1.5)%

(1) Includes investments held through affiliated entities that are reported as "Investments in debt and equity of affiliates" on our consolidated balance sheet, but excludes AG Arc.

(2) Does not include cash investments, which typically have overnight maturities and are not expected to change in value as interest rates change.

(3) Changes in fair value as a percentage of GAAP equity and assets are inclusive of forward purchase commitments to acquire Non-Agency Loans and Agency-Eligible Loans as of December 31, 2023.

(4) Interest income includes trades settled as of December 31, 2023.

The information set forth in the interest rate sensitivity table above and all related disclosures constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Actual results could differ significantly from those estimated in the foregoing interest rate sensitivity table. See below for additional risks which may impact the fair value of our assets, GAAP equity and net income.

Liquidity risk

Our primary liquidity risk arises from financing long-maturity assets with shorter-term financings primarily in the form of financing arrangements. Our Manager seeks to mitigate our liquidity risks by maintaining a prudent level of leverage, monitoring our liquidity position on a daily basis and maintaining a reasonable cushion of cash and unpledged real estate securities and loans in our portfolio in order to meet future margin calls. In addition, our Manager seeks to further mitigate our liquidity risk by (i) maintaining relationships with a carefully selected group of financing counterparties and (ii) monitoring the ongoing financial stability and future business plans of our financing counterparties.

Liquidity risk – financing arrangements

We pledge mortgage loans or real estate securities and cash as collateral to secure our financing arrangements. Should the fair value of our mortgage loans or real estate securities pledged as collateral decrease (as a result of rising interest rates, changes in prepayment speeds, widening of credit spreads or otherwise), we will likely be subject to margin calls for additional collateral from our financing counterparties. Should the fair value of our mortgage loans or real estate securities decrease materially and suddenly, margin calls will likely increase causing an adverse change to our liquidity position which could result in substantial losses. In addition, we cannot be assured that we will always be able to roll our financing arrangements at their scheduled maturities, which could cause material additional harm to our liquidity position and result in substantial losses. Further, should funding conditions tighten as they did in 2007-2008, 2009 and more recently in March 2020, our financing arrangement counterparties may increase our margin requirements on new financings, including repurchase transactions that we roll at maturity with the same counterparty. This would require us to post additional collateral and would reduce our ability to use leverage and could potentially cause us to incur substantial losses.

Liquidity risk – derivatives

The terms of our interest rate swaps require us to post collateral in the form of cash or Agency RMBS to our counterparties to satisfy two types of margin requirements: variation margin and initial margin.

We and our swap counterparties are both required to post variation margin to each other depending upon the daily moves in prevailing benchmark interest rates. The amount of this variation margin is derived from the mark to market valuation of our swaps. Hence, as our swaps lose value in a falling interest rate environment, we are required to post additional variation margin to our counterparties on a daily basis; conversely, as our swaps gain value in a rising interest rate environment, we are able to recall variation margin from our counterparties. By recalling variation margin from our swaps counterparties, we are able to partially mitigate the liquidity risk created by margin calls on our repurchase transactions during periods of rising interest rates.

Initial margin works differently. Collateral posted to meet initial margin requirements is intended to create a safety buffer to benefit our counterparties if we were to default on our payment obligations under the terms of the swaps and our counterparties were forced to unwind the swap. Initial margin on our centrally cleared trades varies from day to day depending upon various factors, including the absolute level of interest rates and the implied volatility of interest rates. There is a distinctly positive correlation between initial margin, on the one hand, and the absolute level of interest rates and implied volatility of interest rates, on the other hand. As a result, in times of rising interest rates or increasing rate volatility, we anticipate that the initial margin required on our centrally-cleared trades will likewise increase, potentially by a substantial amount. These margin increases will have a negative impact on our liquidity position and will likely impair the intended liquidity risk mitigation effect of our swaps discussed above.

Real estate value risk

Residential property values are subject to volatility and may be affected adversely by a number of factors outside of our control, including, but not limited to, national, regional and local economic conditions (which may be adversely affected by industry slowdowns and other factors); local real estate conditions (such as an oversupply of housing); natural disasters, the effects of climate change (including flooding, drought, and severe weather) and other natural events; construction quality, age and design; demographic factors; and retroactive changes to building or similar codes. Decreases in property values could cause us to suffer losses and reduce the value of the collateral underlying our investment portfolio as well as the potential sale proceeds available to repay our loans in the event of a default. In addition, substantial decreases in property values can increase the rate of strategic defaults by residential mortgage borrowers which can impact and create significant uncertainty in the recovery of principal and interest on our investments.

Credit risk

We are exposed to the risk of potential credit losses from an unanticipated increase in borrower defaults as well as general credit spread widening on any non-agency assets in our portfolio. We seek to manage this risk through our Manager's pre-acquisition due diligence process and, if available, through the use of non-recourse financing, which limits our exposure to credit losses to the specific pool of collateral which is the subject of the non-recourse financing. Our Manager's pre-acquisition due diligence process includes the evaluation of, among other things, relative valuation, supply and demand trends, the shape of various yield curves, prepayment rates, delinquency and default rates, recovery of various sectors and vintage of collateral.

The potential effects of sustained inflation, rising mortgage rates, the Federal Reserve's monetary policy actions, and the ongoing COVID-19 pandemic may cause an increase in credit risk of our credit sensitive assets. Any future period of payment deferrals, forbearance, delinquencies, defaults, foreclosures or losses will likely adversely affect our net interest income from residential loans and RMBS investments, the fair value of these assets, our ability to liquidate the collateral that may underlie these investments and obtain additional financing and the future profitability of our investments. Further, in the event of delinquencies, defaults and foreclosure, regulatory changes and policies designed to protect borrowers and renters may slow or prevent us from taking remediation actions.

Prepayment risk

Premiums arise when we acquire real estate assets at a price in excess of the principal balance of the mortgages securing such assets (i.e., par value). Conversely, discounts arise when we acquire assets at a price below the principal balance of the mortgages securing such assets. Premiums paid on our assets are amortized against interest income and accretable purchase discounts on our assets are accreted to interest income. Purchase premiums or discounts on our assets are amortized or accreted over the life of each respective asset using the effective yield method, adjusted for actual prepayment activity. An increase in the prepayment rate, as measured by the CPR, will typically accelerate the amortization of purchase premiums, thereby reducing the yield or interest income earned on such assets. An increase in the prepayment rate will similarly accelerate the accretion of purchase discounts, conversely increasing the yield or interest income earned on such assets. A decrease in the prepayment rate will have a directionally opposite impact on the yield or interest income.

Differences between previously estimated cash flows and current actual and anticipated cash flows caused by changes to prepayment or other assumptions are adjusted retrospectively through a "catch up" adjustment for the impact of the cumulative change in the effective yield through the reporting date for securities accounted for under ASC 320-10 (generally, Agency RMBS) or adjusted prospectively through an adjustment of the yield over the remaining life of the investment for investments accounted for under ASC 325-40 (generally, Non-Agency RMBS and interest-only securities) and mortgage loans accounted for under ASC 310-10.

In addition, our interest rate hedges are structured in part based upon assumed levels of future prepayments within our mortgage loan or real estate securities portfolio. If prepayments are slower or faster than assumed, the life of the real estate securities or mortgage loans will be longer or shorter than assumed, respectively, which could reduce the effectiveness of our Manager's hedging strategies and may cause losses on such transactions.

Our Manager seeks to mitigate our prepayment risk by investing in real estate assets with a variety of prepayment characteristics.

Basis risk

Basis risk refers to the possible decline in book value triggered by the risk of incurring losses on the fair value of Agency RMBS as a result of widening market spreads between the yields on Agency RMBS and the yields on comparable duration Treasury securities. The basis risk associated with fluctuations in fair value of Agency RMBS may relate to factors impacting the mortgage and fixed income markets other than changes in benchmark interest rates, such as actual or anticipated monetary policy actions by the Federal Reserve, market liquidity, or changes in required rates of return on different assets. Consequently, while we use interest rate swaps and other hedges to protect against moves in interest rates, such instruments will generally not protect our net book value against basis risk.

Capital Market Risk

We are exposed to risks related to the equity capital markets, and our related ability to raise capital through the issuance of our common stock, preferred stock or other equity instruments. We are also exposed to risks related to the debt capital markets, and our related ability to finance our business through revolving facilities or other debt instruments. As a REIT, we are required to distribute a significant portion of our taxable income annually, which constrains our ability to accumulate operating cash flow and therefore may require us to utilize debt or equity capital to finance our business. We seek to mitigate these risks by monitoring the debt and equity capital markets to inform our decisions on the amount, timing, and terms of capital we raise.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Financial Statements

All financial statement schedules are omitted because they are not applicable or the required information is included in the consolidated financial statements and the notes thereto.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of AG Mortgage Investment Trust, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of AG Mortgage Investment Trust, Inc. and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of operations, of stockholders' equity and of cash flows for the years then ended, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Acquisition of Western Asset Mortgage Capital Corporation — Acquisition Date Fair Value of Residential Mortgage Loans and Commercial Loans

As described in Notes 1 and 5 to the consolidated financial statements, on December 6, 2023 (the "acquisition date"), the Company completed its acquisition of Western Asset Mortgage Capital Corporation. The Company accounted for the transaction using the acquisition method of accounting. The total consideration was $51.2 million, which included securitized residential mortgage loans, at fair value, of $971.8 million, residential mortgage loans, at fair value, of $6.0 million (collectively referred to as "residential mortgage loans"), and commercial loans, at fair value, of $78.5 million. The valuation of residential mortgage loans and commercial loans is determined by management using third-party pricing services where available, valuation analyses from third-party pricing service providers, or model-based pricing. Third-party pricing service providers conduct independent valuation analyses based on a review of source documents, available market data, and comparable investments. Management and third-party pricing service providers use loan level data and macro-economic inputs to generate loss adjusted cash flows and other information in determining the fair value. The variables considered most significant to the determination of the fair value of the residential mortgage loans and commercial loans include market-implied discount rates, projections of default rates, delinquency rates, prepayment rates, loss severity, loan-to-value ratios, recovery rates, reperformance rates, and timeline to liquidation.

The principal considerations for our determination that performing procedures relating to the acquisition date fair value of residential mortgage loans and commercial loans acquired in the acquisition of Western Asset Mortgage Capital Corporation is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the residential mortgage loans and commercial loans acquired; (ii) a high degree of auditor judgment, subjectivity , and effort in performing procedures and evaluating management's significant assumptions related to market-implied discount rates, projections of default rates, delinquency rates, prepayment rates, loss severity, and loan-to-value ratios; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of residential mortgage loans and commercial loans as of the acquisition date, including controls over the prices received from third-party pricing service providers, data inputs, and significant assumptions. These procedures also included, among others (i) developing an independent estimate of the fair value of residential mortgage loans and commercial loans by obtaining independent pricing from third-party vendors and comparing those prices to prices used by management or (ii) the involvement of professionals with specialized skill and knowledge to assist in (a) developing an independent range of prices of residential mortgage loans and commercial loans and (b) comparing the independent range of prices to management's estimate to evaluate the reasonableness of management's estimate. Developing the independent range of prices involved (i) testing the completeness and accuracy of the data provided by management and (ii) independently developing the assumptions related to market-implied discount rates, projections of default rates, delinquency rates, prepayment rates, loss severity, and loan-to-value ratios by utilizing data obtained from market sources and observable transactions under a variety of macroeconomic scenarios.

Fair Value of Investments in Residential Mortgage Loans

As described in Notes 5 and 10 to the consolidated financial statements, the Company's securitized residential mortgage loans and residential mortgage loans included in its consolidated balances and held through its investments in debt and equity of affiliates (referred to as Non-QM Securities and Re/Non-Performing Securities) were $5,358.3 million, $317.6 million, and $22.8 million, respectively, as of December 31, 2023 (collectively referred to as "residential mortgage loans"). The Company's investments in residential mortgage loans are measured at fair value. The valuation of residential mortgage loans is determined by management using third-party pricing services where available, valuation analyses from third-party pricing service providers, or model-based pricing. Third-party pricing service providers conduct independent valuation analyses based on a review of source documents, available market data, and comparable investments. Management and third-party pricing service providers use loan level data and macro-economic inputs to generate loss adjusted cash flows and other information in determining the fair value. The variables considered most significant to the determination of the fair value of the residential mortgage loans include market-implied discount rates, projections of default rates, delinquency rates, prepayment rates, loss severity, recovery rates, reperformance rates, and timeline to liquidation.

The principal considerations for our determination that performing procedures relating to the fair value of investments in residential mortgage loans is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of investments in residential mortgage loans; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to market-implied discount rates, projections of default rates, delinquency rates, prepayment rates, and loss severity; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of residential mortgage loans, including controls over the prices received from third-party pricing service providers, data inputs, and significant assumptions. These procedures also included, among others, for a sample of residential mortgage loans (i) developing an independent estimate of the fair value of investments in residential mortgage loans by obtaining independent pricing from third-party vendors and comparing those prices to prices used by management or (ii) the involvement of professionals with specialized skill and knowledge to assist in (a) developing an independent range of prices and (b) comparing the independent range of prices to management's estimate to evaluate the reasonableness of management's estimate. Developing the independent range of prices involved (i) testing the completeness and accuracy of the data provided by management and (ii) independently developing the assumptions related to market-implied discount rates, projections of default rates, delinquency rates, prepayment rates, and loss severity by utilizing data obtained from market sources and observable transactions under a variety of macroeconomic scenarios.

/s/ PricewaterhouseCoopers LLP
New York, New York
March 11, 2024
We have served as the Company's auditor since 2011.

AG Mortgage Investment Trust, Inc. and Subsidiaries
Consolidated Balance Sheets
(in thousands, except per share data)

	December 31, 2023	December 31, 2022
Assets		
Securitized residential mortgage loans, at fair value - $645,876 and $423,967 pledged as collateral, respectively (1)	$ 5,358,281	$ 3,707,146
Residential mortgage loans, at fair value - $315,225 and $353,039 pledged as collateral, respectively	317,631	356,467
Residential mortgage loans held for sale, at fair value - $0 and $64,984 pledged as collateral, respectively	—	64,984
Commercial loans, at fair value - $66,303 and $0 pledged as collateral, respectively	66,303	—
Real estate securities, at fair value - $155,115 and $41,653 pledged as collateral, respectively	162,821	43,719
Investments in debt and equity of affiliates	55,103	71,064
Cash and cash equivalents	111,534	84,621
Restricted cash	14,039	14,182
Other assets	40,716	27,595
Total Assets	$ 6,126,428	$ 4,369,778
Liabilities		
Securitized debt, at fair value (1)	$ 4,711,623	$ 3,262,352
Financing arrangements	767,592	621,187
Convertible senior unsecured notes	85,266	—
Dividend payable	1,472	3,846
Other liabilities (2)	32,107	19,593
Total Liabilities	5,598,060	3,906,978
Commitments and Contingencies (Note 12)		
Stockholders' Equity		
Preferred stock - $227,991 aggregate liquidation preference	220,472	220,472
Common stock, par value $0.01 per share; 450,000 shares of common stock authorized and 29,437 and 21,284 shares issued and outstanding at December 31, 2023 and December 31, 2022, respectively	294	212
Additional paid-in capital	823,715	778,606
Retained earnings/(deficit)	(516,113)	(536,490)
Total Stockholders' Equity	528,368	462,800
Total Liabilities & Stockholders' Equity	$ 6,126,428	$ 4,369,778

(1) These balances relate to certain residential mortgage loans which were securitized resulting in the Company consolidating the variable interest entities that were created to facilitate these securitizations as the Company was determined to be the primary beneficiary. See Note 3 for additional details.

(2) Refer to Note 7 and Note 10 for additional details on amounts payable to affiliates.

The accompanying notes are an integral part of these consolidated financial statements.

AG Mortgage Investment Trust, Inc. and Subsidiaries
Consolidated Statements of Operations
(in thousands, except per share data)

		Year Ended		
		December 31, 2023		December 31, 2022
Net Interest Income				
Interest income	$	260,329	$	180,303
Interest expense		212,500		118,918
Total Net Interest Income		47,829		61,385
Other Income/(Loss)				
Net interest component of interest rate swaps		6,680		(4,922)
Net realized gain/(loss)		7,697		81,389
Net unrealized gain/(loss)		1,450		(137,634)
Bargain purchase gain		30,190		—
Total Other Income/(Loss)		46,017		(61,167)
Expenses				
Management fee to affiliate (1)		7,711		8,096
Non-investment related expenses (1)		10,077		9,292
Investment related expenses (1)		9,808		9,198
Transaction related expenses (1)		11,076		16,474
Total Expenses		38,672		43,060
Income/(loss) before equity in earnings/(loss) from affiliates		55,174		(42,842)
Equity in earnings/(loss) from affiliates		(1,390)		(10,258)
Net Income/(Loss)		53,784		(53,100)
Dividends on preferred stock		(18,344)		(18,344)
Net Income/(Loss) Available to Common Stockholders	$	35,440	$	(71,444)
Earnings/(Loss) Per Share of Common Stock				
Basic	$	1.68	$	(3.12)
Diluted	$	1.68	$	(3.12)
Weighted Average Number of Shares of Common Stock Outstanding				
Basic		21,095		22,890
Diluted		21,097		22,890

(1) Refer to Note 10 for additional details on related party transactions.

The accompanying notes are an integral part of these consolidated financial statements.

AG Mortgage Investment Trust, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
(in thousands)

	Common Stock		Preferred Stock	Additional Paid-in Capital	Retained Earnings/(Deficit)	Total
	Shares	Amount				
Balance at January 1, 2022	23,908	$ 239	$ 220,472	$ 796,469	$ (446,800)	$ 570,380
Repurchase of common stock	(2,671)	(27)	—	(18,190)	—	(18,217)
Grant of restricted stock	47	—	—	327	—	327
Common dividends declared	—	—	—	—	(18,246)	(18,246)
Preferred dividends declared	—	—	—	—	(18,344)	(18,344)
Net Income/(Loss)	—	—	—	—	(53,100)	(53,100)
Balance at December 31, 2022	21,284	$ 212	$ 220,472	$ 778,606	$ (536,490)	$ 462,800
Balance at January 1, 2023	21,284	$ 212	$ 220,472	$ 778,606	$ (536,490)	$ 462,800
Common stock issued pursuant to WMC Merger	9,202	92	—	51,071	—	51,163
Repurchase of common stock	(1,110)	(11)	—	(6,341)	—	(6,352)
Grant of restricted stock and amortization of equity based compensation	61	1	—	379	—	380
Common dividends declared	—	—	—	—	(15,063)	(15,063)
Preferred dividends declared	—	—	—	—	(18,344)	(18,344)
Net Income/(Loss)	—	—	—	—	53,784	53,784
Balance at December 31, 2023	29,437	$ 294	$ 220,472	$ 823,715	$ (516,113)	$ 528,368

The accompanying notes are an integral part of these consolidated financial statements.

AG Mortgage Investment Trust, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended	
	December 31, 2023	December 31, 2022
Cash Flows from Operating Activities		
Net income/(loss)	$ 53,784	$ (53,100)
Adjustments to reconcile net income/(loss) to net cash provided by (used in) operating activities:		
Net amortization of premium/(discount)	8,925	5,463
Net realized (gain)/loss	(7,697)	(81,389)
Net unrealized (gain)/loss	(1,450)	137,634
Grant of restricted stock and amortization of equity based compensation	380	327
Equity in (earnings)/loss from affiliates	1,390	10,258
Distributions of income from investments in debt and equity of affiliates	814	2,224
Bargain purchase gain	(30,190)	—
Change in operating assets/liabilities:		
Other assets	2,186	(6,791)
Other liabilities	(8)	7,894
Net cash provided by (used in) operating activities	28,134	22,520
Cash Flows from Investing Activities		
Purchases of residential mortgage loans	(1,233,977)	(2,583,622)
Purchases of real estate securities	(294,422)	(108,558)
Investments in debt and equity of affiliates	(21,573)	(2,066)
Proceeds from sales of residential mortgage loans	418,415	53,259
Proceeds from sales of real estate securities	286,356	526,813
Principal repayments on residential mortgage loans	348,356	464,332
Principal repayments on real estate securities	13,736	21,058
Principal repayments on commercial loans	12,250	—
Distributions received in excess of income from investments in debt and equity of affiliates	20,877	16,575
Net settlement of interest rate swaps and other instruments	8,191	118,972
Net settlement of TBAs	(65)	2,789
Cash and restricted cash provided by WMC Merger	6,189	—
Cash flows provided by other investing activities	4,144	2,878
Cash flows used in other investing activities	(1,982)	(2,781)
Net cash provided by (used in) investing activities	(433,505)	(1,490,351)
Cash Flows from Financing Activities		
Repurchase of common stock	(6,352)	(18,217)
Net borrowings under (repayments of) financing arrangements	(24,673)	(1,156,556)
Deferred financing costs paid	(9)	(317)
Proceeds from issuance of securitized debt	878,298	3,050,232

	Year Ended	
	December 31, 2023	December 31, 2022
Principal repayments on securitized debt	(370,316)	(379,998)
Net collateral received from (paid to) derivative counterparty	(9,026)	9,026
Dividends paid on common stock	(17,437)	(19,421)
Dividends paid on preferred stock	(18,344)	(18,344)
Net cash provided by (used in) financing activities	432,141	1,466,405
Net change in cash and cash equivalents and restricted cash	26,770	(1,426)
Cash and cash equivalents and restricted cash, Beginning of Year	98,803	100,229
Cash and cash equivalents and restricted cash, End of Year	$ 125,573	$ 98,803
Supplemental disclosure of cash flow information:		
Cash paid for interest on financing arrangements and securitized debt	$ 190,222	$ 102,502
Cash paid for income taxes	$ 231	$ 183
Supplemental disclosure of non-cash financing and investing activities:		
Common stock dividends declared but not paid	$ 1,472	$ 3,846
Common stock issued pursuant to WMC Merger	$ 51,163	$ —
Transfer from residential mortgage loans to other assets	$ 4,018	$ 3,084
Transfer of Non-Agency RMBS from Investments in debt and equity of affiliates to real estate securities	$ 16,408	$ —

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	December 31, 2023	December 31, 2022
Cash and cash equivalents	$ 111,534	$ 84,621
Restricted cash	14,039	14,182
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$ 125,573	$ 98,803

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization

AG Mortgage Investment Trust, Inc. (the "Company" or "MITT") is a residential mortgage REIT with a focus on investing in a diversified risk-adjusted portfolio of residential mortgage-related assets in the U.S. mortgage market. The Company's investment activities primarily include acquiring and securitizing newly-originated residential mortgage loans within the non-agency segment of the housing market. The Company obtains its assets through Arc Home, LLC ("Arc Home"), a residential mortgage loan originator in which the Company owns an approximate 44.6% interest, and through other third-party origination partners.

During 2023, the Company acquired Western Asset Mortgage Capital Corporation ("WMC"), an externally managed mortgage REIT that focused on investing in, financing and managing a portfolio of residential mortgage loans, real estate related securities, and commercial real estate loans. For more information, refer to the "WMC Acquisition" section below.

The Company's assets, excluding its ownership in Arc Home, include Residential Investments, Agency RMBS and Legacy WMC Commercial Investments. Currently, its Residential Investments primarily consist of newly originated Non-Agency Loans and Agency-Eligible Loans. The Company may invest in other types of residential mortgage loans and other mortgage related assets. The Company also invests in Residential Investments through its unconsolidated ownership interests in affiliates which are included in the "Investments in debt and equity of affiliates" line item on its consolidated balance sheets.

The Company's asset classes are primarily comprised of the following:

Asset Class	Description
Residential Investments	
Non-Agency Loans[1]	• Non-Agency Loans are loans that do not conform to the underwriting guidelines of a government-sponsored enterprise ("GSE"). Non-Agency Loans consist of Qualified mortgage loans ("QM Loans") and Non-Qualified mortgage loans ("Non-QM Loans"). QM Loans are residential mortgage loans that comply with the Ability-To-Repay rules and related guidelines of the Consumer Finance Protection Bureau.
Agency-Eligible Loans[1]	• Agency-Eligible Loans are loans that are underwritten in accordance with GSE guidelines and are primarily secured by investment properties, but are not guaranteed by a GSE. Although these loans are underwritten in accordance with GSE guidelines and can be delivered to Fannie Mae and Freddie Mac, the Company includes these loans within its Non-Agency securitizations.
Re- and Non-Performing Loans[1]	• Performing, re-performing, and non-performing loans are residential mortgage loans collateralized by a first lien mortgaged property.
Non-Agency RMBS[2]	• Non-Agency Residential Mortgage-Backed Securities ("RMBS") represent fixed- and floating-rate RMBS issued by entities other than U.S. GSEs or agencies of the U.S. government.
Agency RMBS[2]	• Agency RMBS represent interests in pools of residential mortgage loans guaranteed by a GSE such as Fannie Mae or Freddie Mac, or an agency of the U.S. Government such as Ginnie Mae.
Legacy WMC Commercial Investments[3]	
Commercial Loans[4]	• Commercial loans represent first lien commercial mortgage loans participations.
CMBS[2]	• Commercial Mortgage-Backed Securities ("CMBS") represent investments of fixed-rate and floating-rate CMBS, secured by, or evidencing an ownership interest in, a single commercial mortgage loan or a pool of commercial mortgage loans.

(1) These investments are included in the "Securitized residential mortgage loans, at fair value," "Residential mortgage loans, at fair value," and "Residential mortgage loans held for sale, at fair value" line items on the consolidated balance sheets.
(2) These investments are included in the "Real estate securities, at fair value" line item on the consolidated balance sheets.
(3) The Company's investments include commercial loans, CMBS and other securities (collectively, the "Legacy WMC Commercial Investments") that were acquired in the WMC acquisition. The Company expects to either hold the Legacy WMC Commercial Investments until maturity or opportunistically exit these investments.
(4) These investments are included in the "Commercial loans, at fair value" line item on the consolidated balance sheets.

The Company conducts its business through one reportable segment, Loans and Securities, which reflects how the Company manages its business and analyzes and reports its results of operations.

The Company was incorporated in the state of Maryland on March 1, 2011 and commenced operations in July 2011. The Company conducts its operations to qualify and be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"). The Company is externally managed by AG REIT Management, LLC, a Delaware limited liability company (the "Manager"), a wholly-owned subsidiary of Angelo, Gordon & Co., L.P. ("TPG Angelo Gordon"), a diversified credit and real estate investing platform within TPG Inc. ("TPG"). The Manager has delegated to TPG Angelo Gordon the overall responsibility of its day-to-day duties and obligations arising under the management agreement.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

WMC Acquisition

On December 6, 2023 (the "Closing Date"), the Company completed its acquisition of WMC, a Delaware corporation. WMC was an externally managed mortgage REIT that focused on investing in, financing and managing a portfolio of residential mortgage loans, real estate related securities, and commercial real estate loans. On the Closing Date, WMC merged with and into AGMIT Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company ("Merger Sub"), with Merger Sub continuing as the surviving company (the "Merger"). As contemplated by the Agreement and Plan of Merger, dated as of August 8, 2023 (the "Merger Agreement"), the certificate of merger was filed with the Secretary of State of the State of Delaware, and the Merger was effective at 8:15 a.m., Eastern Time, on the Closing Date (the "Effective Time").

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, each outstanding share of WMC common stock, par value $0.01 per share ("WMC Common Stock"), was converted into the right to receive the following (the "Per Share Merger Consideration"): (i) from MITT, 1.498 shares of MITT common stock; and (ii) from the Manager, a cash amount equal to $0.92 (the "Per Share Additional Manager Consideration"). No fractional shares of MITT common stock were issued in the Merger, and the value of any fractional interests to which a former holder of WMC Common Stock was otherwise entitled was paid in cash.

Pursuant to the Merger Agreement, the amount of the Per Share Additional Manager Consideration was reduced by the smallest amount (rounded to the nearest cent) necessary to cause the Per Share Additional Manager Consideration to be less than 10% of the total value of the Per Share Merger Consideration received by a holder of WMC Common Stock under the Merger Agreement. Pursuant to the previously disclosed amendment to the Company's management agreement, dated as of August 8, 2023, by and between MITT and the Manager (the "MITT Management Agreement Amendment"), which became effective on the Closing Date and amends the existing management agreement, dated as of June 29, 2011 (as amended, the "Existing MITT Management Agreement"), (i) the Manager will waive its right to seek reimbursement from MITT for any expenses otherwise reimbursable by MITT under the Existing MITT Management Agreement in an amount equal to approximately $1.3 million, which is the excess of $7.0 million over the aggregate Per Share Additional Manager Consideration paid by the Manager to the holders of WMC Common Stock under the Merger Agreement, and (ii) the Manager's base management fee will be reduced by $0.6 million for the first four quarters following the Effective Time, beginning with the fiscal quarter in which the Effective Time occurred (i.e., resulting in an aggregate $2.4 million waiver of base management fees).

Additionally, each outstanding share of WMC's restricted common stock and each WMC restricted stock unit (each, a "WMC Equity Award") vested in full immediately prior to the Effective Time and, as of the Effective Time, was considered outstanding for all purposes of the Merger Agreement, including the right to receive the Per Share Merger Consideration, except that WMC Equity Awards granted to certain members of the WMC board of directors at WMC's 2023 annual stockholders' meeting (collectively, the "2023 WMC Director Awards") were treated as follows: (i) for M. Christian Mitchell and Lisa G. Quateman, who were appointed to the MITT board of directors as of the Effective Time, the 2023 WMC Director Awards were equitably adjusted effective as of the Effective Time into awards relating to shares of MITT common stock that have the same value, vesting terms and other terms and conditions as applied to the corresponding WMC restricted stock units immediately prior to the Effective Time and (ii) for the other members of the WMC board of directors, the 2023 WMC Director Awards accelerated and vested pro-rata effective as of immediately prior to the Effective Time based on a fraction, the numerator of which was 166 (the number of days between the grant date and the Closing Date) and the denominator of which was 365, and the remaining unvested portion of such 2023 WMC Director Awards was cancelled without any consideration.

Pursuant to the Merger Agreement, approximately 9.2 million shares of MITT common stock were issued to former WMC common stockholders and, following the consummation of the Merger, former WMC common stockholders owned approximately 31% of the common equity of MITT.

Purchase Price Allocation

The Company completed the WMC acquisition in 2023 to support continued growth of the Company and to create efficiency and scale for stockholders. The Company accounted for this transaction in accordance with Accounting Standards Codification ("ASC") 805, "Business Combinations" using the acquisition method of accounting, which requires, among other things, that the assets acquired and liabilities assumed be recognized at fair value as of the acquisition date. The following table summarizes the allocation of the total consideration paid to acquire the assets and assume the liabilities of WMC (in thousands, except exchange ratio and per share amounts).

Consideration		
WMC shares outstanding at December 5, 2023 (1)		6,143
Exchange Ratio		1.498
Shares of MITT Common Stock Issued		9,202
MITT Common Stock Price as of December 5, 2023	$	5.56
MITT Total Consideration (2)	$	51,163
Assets		
Securitized residential mortgage loans (3)	$	971,781
Residential mortgage loans (3)		6,046
Commercial loans		78,459
Non-Agency RMBS		48,200
CMBS		56,301
Other securities		1,159
Agency RMBS		745
Cash and cash equivalents		5,316
Restricted cash		873
Other assets		24,654
Total Assets	$	1,193,534
Liabilities		
Securitized debt	$	837,317
Financing arrangements		171,170
Convertible senior unsecured notes		85,172
Other liabilities		18,522
Total Liabilities	$	1,112,181
Net Assets Acquired	$	81,353
Bargain purchase gain	$	30,190

(1) For time-based restricted stock units granted by WMC that fully vested as of the Closing Date, the fair value of the Company's common stock issued in the satisfaction of these units was included in equity consideration transferred as no post acquisition service was required.
(2) MITT Total Consideration does not include the Per Share Additional Manager Consideration paid by the Manager to former holders of WMC Common Stock.
(3) The unpaid principal balance of residential mortgage loans acquired in connection with the Merger was $1.1 billion.

The fair value of the assets acquired and liabilities assumed required the use of significant assumptions and estimates. Critical estimates included, but were not limited to, future expected cash flows related to these assets and liabilities and the applicable discount rates. These estimates were based on assumptions that management believes to be reasonable; however, actual results may differ from these estimates. The assessment of fair value is based on information that was available to management at the time the consolidated financial statements were prepared. Those estimates and assumptions are subject to change as management obtains additional information related to those estimates during the applicable measurement period. The final determination must occur within one year of the acquisition date. Because the measurement period is still open, certain fair value estimates may differ materially once all information necessary to make a final fair value assessment has been received.

Under the acquisition method of accounting, merger-related transaction costs (such as advisory, legal, valuation, and other professional fees) are not included as components of consideration transferred but are expensed in the periods in which the costs are incurred. The Company incurred transaction costs of $6.0 million during the year ended December 31, 2023 which were included in the "Transaction related expenses" line item in the consolidated statements of operations.

At acquisition, the Company recognized a bargain purchase gain of $30.2 million which is separately recorded in the consolidated statements of operations. The bargain purchase gain represents the amount by which the fair value of the net assets acquired in the acquisition exceeds the fair value of the shares of MITT common stock issued as consideration at the Effective Time. As a result of macroeconomic factors and interest rate volatility, the prices per share of common stock of certain companies within the mortgage REIT industry have traded at discounts to book values per share in recent periods, which contributed to the bargain purchase gain recorded on the WMC acquisition.

The results of WMC's operations have been included in the Company's consolidated statements of operations for the year ended December 31, 2023 from the Closing Date and represent $6.5 million of interest income and $49 thousand of net income/(loss) available to common stockholders. The results of WMC's operations exclude the bargain purchase gain and the Company's $6.0 million of transaction related expenses recognized in connection with the acquisition, however include the management fee and expense reimbursement waivers provided by the Manager pursuant to the MITT Management Agreement Amendment of $0.6 million and $0.3 million, respectively.

Unaudited Supplemental Pro Forma Financial Information

The following table presents unaudited pro forma combined interest income and net income/(loss) available to common stockholders for the years ended December 31, 2023 and 2022 prepared as if the Merger had been consummated on January 1, 2022 ($ in thousands).

	Year Ended	
	December 31, 2023	December 31, 2022
Interest income	$ 330,267	$ 254,853
Net Income/(Loss) Available to Common Stockholders	4,914	(158,152)

The unaudited supplemental pro forma financial information includes adjustments to reflect the deconsolidation of certain VIEs held by WMC, as well as adjustments to management fees and certain other expenses. The bargain purchase gain and transaction related expenses incurred in connection with the Merger are included in the unaudited pro forma combined net income/(loss) available to common stockholders for the year ended December 31, 2023. The unaudited supplemental pro forma financial information does not include any anticipated expense synergies or other anticipated benefits of the Merger and, accordingly, the unaudited supplemental pro forma financial information is not necessarily indicative of either future results of operations or results that might have been achieved had the Merger occurred on January 1, 2022, the beginning of the earliest period presented.

2. Summary of significant accounting policies

The accompanying consolidated financial statements and related notes have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation for the annual period of the Company's financial position, results of operations and cash flows have been included and are of a normal and recurring nature.

Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.

Valuation of financial instruments

The fair value of the financial instruments that the Company records at fair value is determined by the Manager, subject to oversight of the Company's Board of Directors, and in accordance with the provisions of ASC 820, "Fair Value Measurements and Disclosures." When possible, the Company determines fair value using third-party data sources. ASC 820 establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements) when market prices are not readily available or reliable.

The three levels of the hierarchy under ASC 820 are described below:

- Level 1 – Quoted prices in active markets for identical assets or liabilities.
- Level 2 – Prices determined using other significant observable inputs. These may include quoted prices for similar assets and liabilities in active markets.
- Level 3 – Prices determined using significant unobservable inputs. In situations where quoted prices or observable inputs are unavailable (for example, when there is little or no market activity for an investment at the end of the period), unobservable inputs may be used. Unobservable inputs reflect the Company's assumptions about the factors that market participants would use in pricing an asset or liability, and would be based on the best information available.

Transfers between levels are assumed to occur at the beginning of the reporting period.

Accounting for loans

Investments in loans are recorded in accordance with ASC 310-10, "Receivables" and are classified as held-for-investment when the Company has the intent and ability to hold such loans for the foreseeable future or to maturity/payoff. Loans are classified as held for sale upon the Company determining that it intends to sell or liquidate the loan in the short-term and certain criteria have been met. Loans held-for-sale are accounted for under ASC 948-310, "Financial services—mortgage banking." Loans meeting all criteria for reclassification are presented separately on the consolidated balance sheets in the "Residential mortgage loans held for sale" line item. Estimated costs incurred to sell the loans are included within the fair value of the loans held for sale. Transfers between held-for-investment and held-for-sale occur once the Company's intent to sell the loans changes.

The Company has chosen to make a fair value election pursuant to ASC 825 for its loan portfolio. Electing the fair value option allows the Company to record changes in fair value in the consolidated statement of operations, which, in management's view, more appropriately reflects the results of operations for a particular reporting period as all loan activities will be recorded in a similar manner. As such, loans are recorded at fair value on the consolidated balance sheets and any periodic change in fair value is recorded in current period earnings on the consolidated statement of operations as a component of "Net unrealized gain/(loss)." The Company recognizes certain upfront costs and fees relating to loans for which the fair value option has been elected in current period earnings as incurred and does not defer those costs, which is in accordance with ASC 825-10-25.

Purchases and sales of loans are recorded on the settlement date, concurrent with the completion of due diligence and the removal of any contingencies.

At purchase, the Company may aggregate its residential mortgage loans into pools based on common risk characteristics. Once a pool of loans is assembled, its composition is maintained. When the Company purchases mortgage loans with evidence of credit deterioration since origination and it determines that it is probable it will not collect all contractual cash flows on those loans, it will apply the guidance found in ASC 310-30. Mortgage loans that are delinquent 60 or more days are considered non-performing for purposes of this determination.

The Company updates its estimate of the cash flows expected to be collected on at least a quarterly basis for loans accounted for under ASC 310-30. In estimating these cash flows, there are a number of assumptions that will be subject to uncertainties and contingencies including both the rate and timing of principal and interest receipts, and assumptions of prepayments, repurchases, defaults, and liquidations. If based on the most current information and events it is probable that there is a significant increase in cash flows previously expected to be collected or if actual cash flows are significantly greater than cash flows previously expected, the Company will recognize these changes prospectively through an adjustment of the loan's yield over its remaining life. The Company will adjust the amount of accretable yield by reclassification from the nonaccretable difference.

The Company accrues interest income on its loan portfolio. Loans are typically moved to non-accrual status and income recognition is suspended if the loan becomes 90 days or more delinquent. A loan is written off when it is no longer realizable and/or legally discharged.

Accounting for real estate securities

Investments in real estate securities are recorded in accordance with ASC 320-10, "Investments – Debt and Equity Securities" or ASC 325-40, "Beneficial Interests in Securitized Financial Assets." The Company has chosen to make a fair value election pursuant to ASC 825, "Financial Instruments" for its real estate securities portfolio. Electing the fair value option allows the Company to record changes in fair value in the consolidated statement of operations, which, in management's view, more appropriately reflects the results of operations for a particular reporting period as all securities activities will be recorded in a similar manner. Real estate securities are recorded at fair value on the consolidated balance sheets and the periodic change in fair value is recorded in current period earnings on the consolidated statement of operations as a component of "Net unrealized gain/(loss)." Purchases and sales of real estate securities are recorded on the trade date.

Investments in debt and equity of affiliates

The Company's unconsolidated ownership interests in affiliates are accounted for using the equity method in accordance with ASC 323, "Investments – Equity Method and Joint Ventures." Substantially all of the Company's investments held through affiliated entities are comprised of real estate securities, loans and its interest in AG Arc LLC ("AG Arc"). Certain entities have chosen to make a fair value election on their financial instruments and certain financing arrangements pursuant to ASC 825; as such, the Company will treat these financial instruments and financing arrangements consistently with this election. Income or losses recognized by the Company from its investments in debt and equity of affiliates are recorded in the "Equity in earnings/(loss) from affiliates" line item on the Company's consolidated statement of operations net of income taxes.

Arc Home

From time to time, the Company acquires newly originated residential mortgage loans from Arc Home. In connection with the sale of loans from Arc Home to the Company, gains or losses recorded by Arc Home are consolidated into AG Arc. In accordance with ASC 323-10, for loans acquired from Arc Home that remain on the Company's consolidated balance sheet at period end, the Company eliminates any profits or losses typically recognized through the "Equity in earnings/(loss) from affiliates" line item on the Company's consolidated statement of operations and adjusts the cost basis of the underlying loans resulting in unrealized gains or losses.

Additionally, the Company enters into forward purchase commitments with Arc Home whereby the Company commits to purchase residential mortgage loans from Arc Home at a particular price on a best-efforts basis. See the "Accounting for derivative financial instruments - Forward purchase commitments" policy below and Note 10 for additional detail.

Investment consolidation

An entity is a variable interest entity ("VIE") if the equity investors (i) do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support, (ii) are unable to direct the entity's activities or (iii) are not exposed to the entity's losses or entitled to its residual returns. VIEs within the scope of Accounting Standards Codification ("ASC") 810-10, "Consolidation" are required to be consolidated by their primary beneficiary. The primary beneficiary of a VIE is determined to be the party that has both the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. This determination can sometimes involve complex and subjective analyses. Further, ASC 810-10 also requires ongoing assessments of whether an enterprise is the primary beneficiary of a VIE. In accordance with ASC 810-10, all transferees, including variable interest entities, must be evaluated for consolidation. If the Company determines that consolidation is not required, it will then assess whether the transfer of the underlying assets would qualify as a sale, should be accounted for as secured financings under GAAP, or should be accounted for as an equity method investment, depending on the circumstances.

A Special Purpose Entity ("SPE") is an entity designed to fulfill a specific limited need of the company that organized it. SPEs are often used to facilitate transactions that involve securitizing financial assets or resecuritizing previously securitized financial assets. The objective of such transactions may include obtaining non-recourse financing, obtaining liquidity or refinancing the underlying securitized financial assets on improved terms. Securitization involves transferring assets to an SPE to convert all or a portion of those assets into cash before they would have been realized in the normal course of business through the SPE's issuance of debt or equity instruments. Investors in an SPE usually have recourse only to the assets in the SPE and depending on the overall structure of the transaction, may benefit from various forms of credit enhancement, such as over-collateralization in the form of excess assets in the SPE, priority with respect to receipt of cash flows relative to holders of other debt or equity instruments issued by the SPE, or a line of credit or other form of liquidity agreement that is designed with the objective of ensuring that investors receive principal and/or interest cash flow on the investment in accordance with the terms of their investment agreement.

The Company enters into securitization transactions collateralized by its Non-Agency Loans/Agency-Eligible Loans and re- and non-performing loans (the trusts in which these loans are deposited are referred to as "Non-Agency VIEs" and "RPL/NPL VIEs", respectively), which may result in the Company consolidating the respective VIEs that are created to facilitate these securitizations. Based on the evaluations of each VIE, the Company may conclude that the VIEs should be consolidated and, as a result, transferred assets of these VIEs would be determined to be secured borrowings. Upon consolidation, the Company elected the fair value option pursuant to ASC 825 for the assets and liabilities of the Non-Agency VIEs and RPL/NPL VIEs. Electing the fair value option allows the Company to record changes in fair value in the consolidated statement of operations, which, in management's view, more appropriately reflects the results of operations for a particular reporting period as all activities will be recorded in a similar manner. The Company applied the guidance under ASC 810-10 (Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity) whereby the Company determines whether the fair value of the assets or liabilities of the Non-Agency VIEs and RPL/NPL VIEs are more observable as a basis for measuring the less observable financial instruments. The Company has determined that the fair value of the liabilities of the Non-Agency VIEs and RPL/NPL VIEs are more observable since the prices for these liabilities are more easily determined as similar instruments trade more frequently on a relative basis than the individual assets of the VIEs. See Note 3 for more detail regarding the Non-Agency VIEs and RPL/NPL VIEs and Note 5 for more detail related to the Company's determination of fair value for the assets and liabilities included within these VIEs.

Transfers of financial assets

The Company may periodically enter into transactions in which it transfers assets to a third-party. Upon a transfer of financial assets, the Company will sometimes retain or acquire senior or subordinated interests in the related assets. Pursuant to ASC 860-10, "Transfers and Servicing" a determination must be made as to whether a transferor has surrendered control over transferred financial assets. That determination must consider the transferor's continuing involvement in the transferred financial asset, including all arrangements or agreements made contemporaneously with, or in contemplation of, the transfer, even if they were not entered into at the time of the transfer. The financial components approach under ASC 860-10 limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented and/or when the transferor has continuing involvement with the transferred financial asset. It defines the term "participating interest" to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale.

Under ASC 860-10, after a transfer of financial assets that meets the criteria for treatment as a sale—legal isolation, ability of transferee to pledge or exchange the transferred assets without constraint and transferred control—an entity recognizes the financial and servicing assets it acquired or retained and the liabilities it has incurred, derecognizes financial assets it has sold and derecognizes liabilities when extinguished. The transferor would then determine the gain or loss on sale of financial assets by allocating the carrying value of the underlying mortgage between securities or loans sold and the interests retained based on their fair value. The gain or loss on sale is the difference between the cash proceeds from the sale and the amount allocated to the securities or loans sold. When a transfer of financial assets does not qualify for sale accounting, ASC 860-10 requires the transfer to be accounted for as a secured borrowing with a pledge of collateral.

From time to time, the Company may securitize mortgage loans it holds if such financing is available. These transactions will be recorded in accordance with ASC 860-10 and will be accounted for as either a "sale" and the loans will be removed from the consolidated balance sheets or as a "financing" and will be classified as "Securitized residential mortgage loans, at fair value" on the consolidated balance sheets, depending upon the structure of the securitization transaction. ASC 860-10 is a standard that may require the Company to exercise significant judgment in determining whether a transaction should be recorded as a "sale" or a "financing."

Accounting for business combinations

When the assets acquired and liabilities assumed constitute a business, the acquisition is a business combination. Business combinations are accounted for under ASC 805, "Business Combinations" using the acquisition method which requires, among other things, that the assets acquired and liabilities assumed be recognized at fair value as of the acquisition date. Goodwill is calculated as the excess of the consideration transferred over the net assets acquired that meet the criteria for separate recognition and represents the estimated future economic benefits arising from these and other assets acquired that could not be individually identified or do not qualify for recognition as a separate asset. Likewise, a bargain purchase gain is recognized in current earnings when the aggregate fair value of the consideration transferred is less than the fair value of the identifiable net assets acquired. Acquisition related costs recognized in connection with a business combination are expensed as incurred. The results of operations of acquired businesses are included from the date of acquisition.

In a business combination, the initial allocation of the purchase price is considered preliminary and therefore subject to change until the end of the measurement period (up to one year from the acquisition date). If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, a measurement-period adjustment will be recognized during the period in which the amount of the adjustment is determined, including the effect on earnings of any amounts that would have been recorded in previous periods if the accounting had been completed at the acquisition date.

Cash and cash equivalents

Cash is comprised of cash on deposit with financial institutions. The Company classifies highly liquid investments with original maturities of three months or less from the date of purchase as cash equivalents. Cash equivalents may include cash invested in money market funds. Cash and cash equivalents are carried at cost, which approximates fair value. As of December 31, 2023 the Company held $111.5 million of cash and cash equivalents, of which $95.7 million were cash equivalents. As of December 31, 2022, the Company held $84.6 million of cash and cash equivalents, of which $0.4 million were cash equivalents. The Company places its cash with high credit quality institutions to minimize credit risk exposure. Cash pledged to the Company as collateral is unrestricted in use and, accordingly, is included as a component of "Cash and cash equivalents" on the consolidated balance sheets. Any cash held by the Company as collateral is included in the "Other liabilities" line item on the consolidated balance sheets and changes in cash held by the Company as collateral are included in cash flows from financing activities on the consolidated statement of cash flows. "Other liabilities" does not include variation margin received on centrally cleared derivatives. Refer to the "Accounting for derivative financial instruments" policy below for additional detail. Any cash due to the Company in the form of principal payments is included in the "Other assets" line item on the consolidated balance sheets and any changes in principal payments due to the Company are included in the cash flows from operating activities on the consolidated statement of cash flows.

Restricted cash

Restricted cash includes cash pledged as collateral for clearing and executing trades, derivatives, and financing arrangements, as well as restricted cash deposited into accounts held at certain consolidated trusts. Restricted cash is not available to the Company for general corporate purposes. Restricted cash may be returned to the Company when the related collateral requirements are exceeded or at the maturity of the derivative or financing arrangement. Restricted cash is carried at cost, which approximates fair value. Restricted cash also includes variation margin pledged on centrally cleared derivatives. Refer to the "Accounting for derivative financial instruments" policy below for additional detail.

Accounting for real estate owned

Real Estate Owned ("REO") represents real estate property acquired by the Company through foreclosure and classified as held for sale. Upon completion of a foreclosure, the Company initially records an REO at fair value less estimated costs to sell the property. In subsequent periods, REO is reported at the lower of the current carrying amount or fair value less estimated selling costs. REO is included in the "Other assets" line item on the consolidated balance sheets. Any gains or losses recognized on foreclosure as well as realized gains or losses on the disposition of REO are reported by the Company in "Net realized gain/ (loss)" line item on the consolidated statements of operations.

Financing arrangements

The Company finances the acquisition of certain assets within its portfolio through the use of financing arrangements. Financing arrangements primarily include repurchase agreements, but may also include revolving facilities. Repurchase agreements are treated as collateralized financing transactions and carried at their contractual amounts, including accrued interest, as specified in the respective agreements. The carrying amount of the Company's repurchase agreements and revolving facilities approximates fair value.

The Company pledges certain loans or securities as collateral under financing arrangements with financial institutions, the terms and conditions of which are negotiated on a transaction-by-transaction basis. The amounts available to be borrowed under repurchase agreements and revolving facilities are dependent upon the fair value of the loans or securities pledged as collateral, which can fluctuate with changes in interest rates, type of security and liquidity conditions within the banking, mortgage finance, and real estate industries. If the fair value of pledged assets declines due to changes in market conditions, lenders typically would require the Company to post additional securities as collateral, pay down borrowings, or establish cash margin accounts with the counterparties in order to re-establish the agreed-upon collateral requirements, referred to as margin calls. The fair value of financial instruments pledged as collateral on the Company's financing arrangements represents the Company's fair value of such instruments which may differ from the fair value assigned to the collateral by its counterparties. The Company maintains a level of liquidity in order to meet these obligations. If the fair value of pledged assets increases due to changes in market conditions, counterparties may be required to return collateral to the Company in the form of securities or cash or post additional collateral to the Company. Financings pursuant to repurchase agreements and revolving facilities are generally recourse to the Company. As of December 31, 2023 and 2022, the Company had met all margin call requirements.

Accounting for convertible senior unsecured notes

Convertible senior unsecured notes ("Legacy WMC Convertible Notes") were assumed in connection with the WMC acquisition and initially recorded at fair value in accordance with ASC 805, "Business Combinations." The Legacy WMC Convertible Notes are carried at amortized cost on the Company's consolidated balance sheets. Interest on the notes is payable semiannually until such time as the notes mature or are converted into shares of the Company's common stock. The difference between the carrying value and the principal of the Legacy WMC Convertible Notes is amortized into interest expense over the life of the Legacy WMC Convertible Notes.

Accounting for derivative financial instruments

Derivative contracts

The Company enters into derivative contracts as a means of mitigating interest rate risk rather than to enhance returns. The Company accounts for derivative financial instruments in accordance with ASC 815-10, "Derivatives and Hedging." ASC 815-10 requires an entity to recognize all derivatives as either assets or liabilities on the balance sheet and to measure those instruments at fair value with corresponding changes in fair value recognized in the "Net unrealized gain/loss" line item in consolidated statement of operations. The Company records derivative asset and liability positions on a gross basis with respect to its counterparties. During the period in which the Company unwinds a derivative, it records a realized gain/(loss) in the "Net realized gain/(loss)" line item in the consolidated statement of operations. As of December 31, 2023 and 2022, the Company did not have any interest rate derivatives designated as hedges for accounting purposes.

Interest rate swaps

The Company uses interest rate swaps to mitigate its exposure to potential interest rate mismatches between the interest earned on its investments and its borrowing costs on financing arrangements caused by fluctuations in short-term interest rates. Interest rate swaps generally involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the interest rate swap without exchange of the underlying notional amount.

Variation margin

The Company may exchange cash "variation margin" with the counterparties to its derivative instruments on a daily basis based upon changes in the fair value of such derivative instruments as measured by the Chicago Mercantile Exchange ("CME") and the London Clearing House, the central clearinghouses ("CCPs") through which those derivatives are cleared. In addition, the CCPs require market participants to deposit and maintain an "initial margin" amount which is determined by the CCPs and is generally intended to be set at a level sufficient to protect the CCPs from the maximum estimated single-day price movement in that market participant's contracts.

Receivables recognized for the right to reclaim cash initial margin posted in respect of derivative instruments are included in the "Restricted cash" line item in the consolidated balance sheets. The daily exchange of variation margin associated with a CCP instrument is legally characterized as the daily settlement of the derivative instrument itself, as opposed to a pledge of collateral. Accordingly, the Company accounts for the daily receipt or payment of variation margin associated with its centrally cleared derivative instruments as a direct reduction to the carrying value of the derivative asset or liability, respectively. The daily receipt or payment is included as a settlement of the derivative in cash flows from investing activities on the consolidated statement of cash flows. The carrying amount of centrally cleared derivative instruments reflected in the Company's consolidated balance sheets approximates the unsettled fair value of such instruments. As variation margin is exchanged on a one-day lag, the unsettled fair value of such instruments represents the change in fair value that occurred on the last day of the reporting period.

To-be-announced securities

A to-be-announced security ("TBA") is a forward contract for the purchase or sale of Agency RMBS at a predetermined price, face amount, issuer, coupon and stated maturity on an agreed-upon future date. The specific Agency RMBS delivered into or received from the contract upon the settlement date, published each month by the Securities Industry and Financial Markets Association, are not known at the time of the transaction. The Company may also choose, prior to settlement, to move the settlement of these securities out to a later date by entering into an offsetting short or long position (referred to as a pair off), net settling the paired off positions for cash, simultaneously purchasing or selling a similar TBA contract for a later settlement date. This transaction is commonly referred to as a dollar roll. The Agency RMBS purchased or sold for a forward settlement date are typically priced at a discount to Agency RMBS for settlement in the current month. This difference, or discount, is referred to as the price drop. The price drop is the economic equivalent of net interest carry income on the underlying Agency RMBS over the roll period (interest income less implied financing cost) and is commonly referred to as dollar roll income/(loss). Consequently, forward purchases of Agency RMBS and dollar roll transactions represent a form of off-balance sheet financing. Dollar roll income is recognized in the consolidated statement of operations in the line item "Net unrealized gain/(loss)."

Forward purchase commitments

The Company may enter into forward purchase commitments with counterparties whereby the Company commits to purchasing residential mortgage loans at a particular price. Actual loan purchases are contingent upon successful loan closings. The counterparties deliver the committed loans on either a mandatory basis or best-efforts basis. These commitments to purchase mortgage loans are classified as derivatives and are therefore recorded at fair value on the consolidated balance sheets, with corresponding changes in fair value recognized in the consolidated statement of operations. Derivatives with a positive fair value to the Company are reported as assets and derivatives with a negative fair value to the Company are reported as liabilities.

Earnings/(Loss) per share

In accordance with ASC 260, "Earnings per Share," the Company calculates basic income/(loss) per share by dividing net income/(loss) available to common stockholders for the period by weighted-average shares of the Company's common stock outstanding for that period. Diluted income per share takes into account the effect of dilutive instruments, such as stock options, warrants, unvested restricted stock and unvested restricted stock units using the average share price for the period in determining the number of incremental shares that are to be added to the weighted-average number of shares outstanding. Potential dilutive shares are excluded from the calculation if they have an anti-dilutive effect in the period.

Interest income recognition

Interest income on the Company's loan and securities portfolio is accrued based on the actual coupon rate and the outstanding principal balance of such loans or securities. The Company has elected to record interest in accordance with ASC 835-30-35-2, "Imputation of Interest," using the effective interest method for all loans and securities accounted for under the fair value option in accordance with ASC 825, "Financial Instruments." As such, premiums and discounts are amortized or accreted into interest income over the lives of the loans or securities in accordance with ASC 310-20, "Nonrefundable Fees and Other Costs," ASC 320-10 or ASC 325-40, as applicable. Total interest income is recorded in the "Interest income" line item on the consolidated statement of operations.

For Agency RMBS, exclusive of interest-only securities, prepayments of the underlying collateral are estimated on a quarterly basis, which directly affect the speed at which the Company amortizes premiums on its securities. If actual and anticipated cash flows differ from previous estimates, the Company records an adjustment in the current period to the amortization of premiums for the impact of the cumulative change in the effective yield retrospectively through the reporting date.

Similarly, the Company also reassesses cash flows on at least a quarterly basis for the remaining loans and real estate securities recorded on its consolidated balance sheets. In estimating these cash flows, there are a number of assumptions made that are uncertain and subject to judgments and assumptions based on subjective and objective factors and contingencies. These include the rate and timing of principal and interest receipts (including assumptions of prepayments, repurchases, defaults and liquidations), the pass-through or coupon rate and interest rate fluctuations. In addition, interest payment shortfalls due to delinquencies on the underlying mortgage loans have to be estimated. Differences between previously estimated cash flows and current actual and anticipated cash flows are recognized prospectively through an adjustment of the yield over the remaining life of the security based on the current amortized cost of the investment.

For loan and security investments purchased with evidence of deterioration of credit quality for which it is probable, at acquisition, that the Company will be unable to collect all contractually required payments receivable, the Company will apply the provisions of ASC 310-30. For purposes of income recognition, the Company aggregates loans that have common risk characteristics into pools and uses a composite interest rate and expectation of cash flows expected to be collected for the pool. ASC 310-30 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. ASC 310-30 limits the yield that may be accreted (the "accretable yield") to the excess of the investor's estimate of undiscounted expected principal, interest, and other cash flows (cash flows expected at acquisition to be collected) over the investor's initial investment in the loan. ASC 310-30 requires that the excess of contractual cash flows over cash flows expected to be collected (the "nonaccretable difference") not be recognized as an adjustment of yield. Subsequent changes in cash flows expected to be collected generally should be recognized prospectively through an adjustment of the loan's yield over its remaining life.

Realized gains and losses

Realized gains or losses on sales of loans, securities, and derivatives are included in the "Net realized gain/(loss)" line item on the consolidated statement of operations. The cost of loans, securities, and derivatives sold is calculated using a first in, first out ("FIFO") basis. Realized gains and losses are recorded in earnings at the time of disposition.

Manager compensation

The management agreement, as amended, provides for payment to the Manager of a management fee, an incentive fee, and reimbursements of certain expenses incurred by the Manager or its affiliates on behalf of the Company. The management fee, incentive fee, and reimbursements are accrued and expensed during the period for which they are earned or for which the expenses are incurred, respectively. The management fee is included in the "Management fee to affiliate" line item and the reimbursements are included in the "Non-investment related expenses," "Investment related expenses," and "Transaction related expenses" line items on the consolidated statement of operations. The Manager waived the annual incentive fee with respect to the fiscal years ending December 31, 2021 and December 31, 2022, and the annual incentive fee would first be payable with respect to the fiscal year ending December 31, 2023. For a more detailed discussion on the fees payable under the management agreement, see Note 10.

Transaction related expenses

The Company incurs transaction related expenses associated with purchasing and securitizing residential mortgage loans. In accordance with ASC 825 "Financial Instruments," nonrefundable fees and costs associated with originating or acquiring loans that are carried at fair value shall be recognized in earnings as incurred. In addition, the Company incurred transaction related expenses in connection with the WMC acquisition. In accordance with ASC 805, "Business Combinations," acquisition related costs are expensed as incurred. Transaction related expenses are accrued and expensed during the period in which they are incurred and are included in the "Transaction related expenses" line item on the consolidated statement of operations.

Income taxes

The Company conducts its operations to qualify and be taxed as a REIT. Accordingly, the Company generally will not be subject to federal or state corporate income tax to the extent that the Company makes qualifying distributions to its stockholders, and provided that it satisfies on a continuing basis, through actual investment and operating results, the REIT requirements including certain asset, income, distribution and stock ownership tests. If the Company fails to qualify as a REIT, and does not qualify for certain statutory relief provisions, it will be subject to U.S. federal, state and local income taxes and may be precluded from qualifying as a REIT for the four taxable years following the year in which the Company fails to qualify as a REIT.

The dividends paid deduction of a REIT for qualifying dividends to its stockholders is computed using the Company's taxable income/(loss) as opposed to net income/(loss) reported on the Company's GAAP financial statements. Taxable income/(loss), generally, will differ from net income/(loss) reported on the financial statements because the determination of taxable income/(loss) is based on tax principles and not financial accounting principles.

Cash distributions declared by the Company that do not exceed its current or accumulated earnings and profits will be considered ordinary income to stockholders for income tax purposes unless all or a portion of a distribution is designated by the Company as a capital gain dividend. Distributions in excess of the Company's current and accumulated earnings and profits will be characterized as return of capital or capital gains.

As a REIT, if the Company fails to distribute in any calendar year (subject to specific timing rules for certain dividends paid in January) at least the sum of (i) 85% of its ordinary income for such year, (ii) 95% of its capital gain net income for such year, and (iii) any undistributed taxable income from the prior year, the Company would be subject to a non-deductible 4% excise tax on the excess of such required distribution over the sum of (i) the amounts actually distributed and (ii) the amounts of income retained and on which the Company has paid corporate income tax.

The Company elected to treat certain domestic subsidiaries as taxable REIT subsidiaries ("TRSs") and may elect to treat other subsidiaries as TRSs. In general, a TRS is utilized to hold assets and engage in activities that the Company cannot hold or engage in directly. Generally, a TRS may engage in any real estate or non-real estate-related business.

A domestic TRS may declare dividends to the Company which will be included in the Company's taxable income/(loss) which may necessitate a distribution to stockholders. Conversely, if the Company retains earnings at the domestic TRS level, no distribution is required and the Company can increase book equity of the consolidated entity. A domestic TRS is subject to U.S. federal, state and local corporate income taxes.

The Company's financial results are generally not expected to reflect provisions for current or deferred income taxes, except for any activities conducted through one or more TRSs that are subject to corporate income taxation. The Company believes that it will operate in a manner that will allow it to qualify for taxation as a REIT. As a result of the Company's expected REIT qualification, it does not generally expect to pay federal or state corporate income tax. Many of the REIT requirements, however, are highly technical and complex.

The Company evaluates uncertain income tax positions, if any, in accordance with ASC 740, "Income Taxes." The Company classifies interest and penalties, if any, related to unrecognized tax benefits as a component of provision for income taxes.

Dividends on Preferred Stock

Holders of the Company's 8.25% Series A Cumulative Redeemable Preferred Stock ("Series A Preferred Stock"), 8.00% Series B Cumulative Redeemable Preferred Stock ("Series B Preferred Stock"), and 8.000% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock ("Series C Preferred Stock") are entitled to receive cumulative cash dividends at a rate of 8.25%, 8.00% and 8.000% per annum, respectively, of the $25.00 per share liquidation preference for each series. On and after September 17, 2024, dividends on the Series C Preferred Stock will accumulate at a percentage of the $25.00 liquidation preference equal to an annual floating rate of the then three-month LIBOR (or as replaced by the existing LIBOR cessation fallback language) plus a spread of 6.476% per annum. If the Company's Board of Directors does not declare a dividend in a given period, an accrual is not recorded on the balance sheet. However, undeclared preferred stock dividends are reflected in earnings per share as discussed in ASC 260-10-45-11. Preferred stock dividends that are not declared accumulate and are added to the liquidation preference as of the scheduled payment date for the respective series of the preferred stock. The undeclared and unpaid dividends on the Company's preferred stock accrue without interest, and if dividends on the Company's preferred stock are in arrears, the Company cannot pay cash dividends with respect to its common stock.

Offering costs

The Company has incurred offering costs in connection with common stock offerings, registration statements, preferred stock offerings, and exchanges. Where applicable, the offering costs were paid out of the proceeds of the respective offerings. Offering costs in connection with common stock offerings and costs in connection with registration statements have been accounted for as a reduction of additional paid-in capital. Offering costs in connection with preferred stock offerings have been accounted for as a reduction of their respective gross proceeds. Exchange costs in connection with the Company's preferred stock exchanges have been accounted for as a reduction to the Company's retained earnings.

Recent accounting pronouncements

Reference rate reform

In March 2020, FASB issued ASU 2020-04, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting." This ASU provides temporary optional guidance intended to ease the burden of reference rate reform on financial reporting and may be elected over time as reference rate reform activities occur. This ASU is effective as of March 12, 2020 and was amended by ASU 2022-06 to sunset on December 31, 2024. The ASU applies to all entities that have contracts, hedging relationships and other transactions that reference LIBOR and certain other reference rates that are expected to be discontinued. However, it cannot be applied to contract modifications that occur after December 31, 2024. With certain exceptions, this ASU also cannot be applied to hedging relationships entered into or evaluated after that date. The guidance provides optional expedients and exceptions for applying existing guidance to contract modifications, hedging relationships and other transactions that are expected to be affected by reference rate reform and meet certain scope guidance.

The Company has transitioned from LIBOR to an alternative benchmark. The adoption of ASU 2020-04 and the LIBOR transition did not have a material impact on the consolidated financial statements. The Company's primary exposure to LIBOR has historically included its financing arrangements and derivative contracts. In addition, the Company's Series C Preferred Stock is set to transition to a floating rate in September of 2024. At the time of transition, the Company no longer had derivative contracts indexed to LIBOR and all LIBOR-based financing arrangements transitioned to alternative benchmark rates. The Company does not currently intend to amend the Series C Preferred Stock to change the existing LIBOR cessation fallback language.

Debt with conversion and other options

In August 2020, FASB issued ASU 2020-06, "Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging- Contracts in Entity's Own Equity (Subtopic 815-40)." The amendments in this update affect entities that issue convertible instruments and/or contracts in an entity's own equity. For convertible instruments, the instruments primarily affected are those issued with beneficial conversion features or cash conversion features because the accounting models for those specific features are removed. This ASU is effective for the year ended December 31, 2024. The Company has evaluated the impact this standard will have on its consolidated financial statement and does not believe the adoption of this standard will have a material impact on its consolidated financial statements.

3. Loans

Residential mortgage loans

The tables below detail information regarding the Company's residential mortgage loan portfolio as of December 31, 2023 and 2022 ($ in thousands). The gross unrealized gains/(losses) in the table below represent inception to date gains/(losses).

December 31, 2023	Unpaid Principal Balance	Premium (Discount)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Weighted Average Coupon	Weighted Average Yield	Weighted Average Life (Years) (1)
Securitized residential mortgage loans, at fair value (2)									
Non-Agency Loans (3)	$ 5,599,960	$ (32,250)	$ 5,567,710	$ 29,603	$ (422,144)	$5,175,169	5.19 %	5.51 %	10.37
Re- and Non-Performing Loans	217,098	(17,465)	199,633	199	(16,720)	183,112	3.88 %	6.30 %	6.10
Total Securitized residential mortgage loans, at fair value	$ 5,817,058	$ (49,715)	$ 5,767,343	$ 29,802	$ (438,864)	$5,358,281	5.14 %	5.54 %	10.21
Residential mortgage loans, at fair value									
Non-Agency Loans	$ 92,033	$ 835	$ 92,868	$ 2,222	$ (574)	$ 94,516	8.10 %	7.29 %	3.14
Agency-Eligible Loans	212,350	3,535	215,885	4,824	—	220,709	7.94 %	7.28 %	3.37
Re- and Non-Performing Loans	2,604	(1,630)	974	1,432	—	2,406	N/A	112.97 %	1.69
Total Residential mortgage loans, at fair value	$ 306,987	$ 2,740	$ 309,727	$ 8,478	$ (574)	$ 317,631	7.99 %	8.08 %	3.29
Total as of December 31, 2023	$ 6,124,045	$ (46,975)	$ 6,077,070	$ 38,280	$ (439,438)	$5,675,912	5.28%	5.68%	9.86

December 31, 2022	Unpaid Principal Balance	Premium (Discount)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Weighted Average Coupon	Weighted Average Yield	Weighted Average Life (Years) (1)
Securitized residential mortgage loans, at fair value (2)									
Non-Agency Loans (3)	$ 3,841,265	$ 63,576	$ 3,904,841	$ —	$ (468,640)	$3,436,201	4.82 %	4.65 %	10.20
Re- and Non-Performing Loans	325,120	(36,982)	288,138	1,972	(19,165)	270,945	3.68 %	6.66 %	6.33
Total Securitized residential mortgage loans, at fair value	$ 4,166,385	$ 26,594	$ 4,192,979	$ 1,972	$ (487,805)	$3,707,146	4.73 %	4.80 %	9.90
Residential mortgage loans, at fair value									
Non-Agency Loans (4)	$ 406,294	$ (7,902)	$ 398,392	$ 2,775	$ (30,006)	$ 371,161	5.36 %	5.54 %	6.14
Agency-Eligible Loans (4)	48,657	18	48,675	94	(1,907)	46,862	6.00 %	5.99 %	4.73
Re- and Non-Performing Loans	3,520	(2,000)	1,520	1,908	—	3,428	N/A	72.78 %	1.87
Total Residential mortgage loans, at fair value	$ 458,471	$ (9,884)	$ 448,587	$ 4,777	$ (31,913)	$ 421,451	5.43 %	6.13 %	5.96
Total as of December 31, 2022	$ 4,624,856	$ 16,710	$ 4,641,566	$ 6,749	$ (519,718)	$4,128,597	4.80 %	4.93 %	9.51

(1) This is based on projected life. Typically, actual maturities are shorter than stated contractual maturities. Maturities are affected by the lives of the underlying mortgage loans, periodic payments of principal, and prepayments of principal.
(2) Refer to the "Variable interest entities" section below for additional details related to the assets and liabilities of VIEs consolidated on the Company's consolidated balance sheets.
(3) Securitized Non-Agency Loans include loans that were considered to be Agency-Eligible prior to the Company's securitization.
(4) Includes fair value of $46.8 million and $18.2 million of Non-Agency Loans and Agency-Eligible Loans, respectively, classified as held for sale and presented in the "Residential mortgage loans held for sale, at fair value" line item on the consolidated balance sheets as of December 31, 2022.

The following tables present information regarding credit quality of the Company's residential mortgage loans ($ in thousands).

December 31, 2023	Unpaid Principal Balance	Loan Count (1)	Weighted Average (1)(2) Original LTV Ratio (4)	Current FICO (5)	Aging by Unpaid Principal Balance (1)(3) Current	30-59 Days	60-89 Days	90+ Days
Securitized residential mortgage loans								
Non-Agency Loans	$5,599,960	13,460	66.65 %	748	$5,446,631	$ 68,242	$ 30,873	$ 54,214
Re- and Non-Performing Loans	217,098	1,495	79.80 %	657	154,632	17,145	4,780	40,541
Total Securitized residential mortgage loans	$5,817,058	14,955	67.14 %	744	$5,601,263	$ 85,387	$ 35,653	$ 94,755
Residential mortgage loans								
Non-Agency Loans	$ 92,033	170	74.79 %	730	$ 83,582	$ 1,010	$ 615	$ 6,826
Agency-Eligible Loans	212,350	536	71.99 %	777	211,499	851	—	—
Re- and Non-Performing Loans (1)	2,604	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Total Residential mortgage loans	$ 306,987	706	72.83 %	764	$ 295,081	$ 1,861	$ 615	$ 6,826
Total as of December 31, 2023	$6,124,045	15,661	67.42 %	745	$5,896,344	$ 87,248	$ 36,268	$ 101,581

December 31, 2022	Unpaid Principal Balance	Loan Count (1)	Weighted Average (1)(2) Original LTV Ratio (4)	Current FICO (5)	Aging by Unpaid Principal Balance (1)(3) Current	30-59 Days	60-89 Days	90+ Days
Securitized residential mortgage loans								
Non-Agency Loans	$3,841,265	9,008	68.20 %	739	$3,789,748	$ 31,272	$ 8,661	$ 11,584
Re- and Non-Performing Loans	325,120	2,226	79.61 %	643	220,124	34,865	10,937	59,194
Total Securitized residential mortgage loans	$4,166,385	11,234	69.09 %	731	$4,009,872	$ 66,137	$ 19,598	$ 70,778
Residential mortgage loans								
Non-Agency Loans	$ 406,294	655	71.22 %	734	$ 399,036	$ 4,967	$ 1,404	$ 887
Agency-Eligible Loans	48,657	138	70.94 %	749	47,918	739	—	—
Re- and Non-Performing Loans (1)	3,520	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Total Residential mortgage loans	$ 458,471	793	71.19 %	735	$ 446,954	$ 5,706	$ 1,404	$ 887
Total as of December 31, 2022	$4,624,856	12,027	69.29 %	731	$4,456,826	$ 71,843	$ 21,002	$ 71,665

(1) Loan count, weighted average, and aging data excludes the Re- and Non-Performing Loans subcategory of Residential mortgage loans above as there may be limited data available regarding the underlying collateral of these residual positions.
(2) Amounts are weighted based on unpaid principal balance.
(3) As of December 31, 2023, the Company had securitized residential mortgage loans and residential mortgage loans that were 90+ days delinquent with a fair value of $41.7 million and loans in the process of foreclosure with a fair value of $51.8 million. As of December 31, 2022, the Company had securitized residential mortgage loans and residential mortgage loans that were 90+ days delinquent with a fair value of $31.4 million and loans in the process of foreclosure with a fair value of $33.7 million.
(4) Represents the original LTV or, for Re- and Non-Performing Loans and Non-Agency Loans acquired from WMC, the LTV at acquisition.
(5) Weighted average current FICO excludes borrowers where FICO scores were not available. Data is as of November 30, 2023 and 2022, respectively.

As of December 31, 2023 and 2022, 12.0% and 4.9%, respectively, of the unpaid principal balance of the Company's securitized residential mortgage loans and residential mortgage loans were adjustable rate mortgages.

During the year ended December 31, 2023, the Company purchased residential mortgage loans as detailed below (in thousands).

	Unpaid Principal Balance	Fair Value
Residential mortgage loan purchases		
Non-Agency Loans	$ 577,968	$ 587,643
Agency-Eligible Loans	640,798	642,010
Total	$ 1,218,766	$ 1,229,653
Residential mortgage loans acquired from WMC (1)		
Securitized Non-Agency Loans	$ 1,057,830	$ 971,781
Non-Agency Loans	6,566	6,046
Total	$ 1,064,396	$ 977,827

(1) Refer to Note 1 for additional details on the WMC acquisition.

During the years ended December 31, 2023 and 2022, the Company sold residential mortgage loans as detailed below ($ in thousands).

	Number of Loans	Proceeds	Realized Gains	Realized Losses
Year Ended December 31, 2023				
Non-Agency Loans	587	$ 330,742	$ 1,960	$ (13,272)
Agency-Eligible Loans	47	18,474	69	(85)
Re- and Non-Performing Loans	560	68,693	3,729	(4,068)
Year Ended December 31, 2022				
Non-Agency Loans	18	$ 10,049	$ —	$ (1,133)
Agency-Eligible Loans	150	43,718	37	(2,623)

The Company's residential mortgage loan portfolio consists of mortgage loans on residential real estate located throughout the United States. The following is a summary of the geographic concentration of credit risk as of December 31, 2023 and 2022 and includes states where the exposure is greater than 5% of the fair value of the Company's residential mortgage loan portfolio.

Geographic Concentration of Credit Risk (1)	December 31, 2023	December 31, 2022
California	38 %	33 %
New York	13 %	16 %
Florida	10 %	11 %
Texas	6 %	5 %
New Jersey	5 %	6 %

(1) Excludes the Re- and Non-Performing Loans subcategory of Residential mortgage loans above as there may be limited data available regarding the underlying collateral of these residual positions.

Variable interest entities

The Company entered into securitization transactions collateralized by its Non-Agency Loans/Agency-Eligible Loans and re- and non-performing loans, which are considered VIEs. The Company was determined to be the primary beneficiary of the VIEs and, as a result, consolidated the assets and liabilities of the VIEs on its consolidated balance sheets. In a securitization transaction, a pool of loans is transferred to a wholly-owned subsidiary of the Company and the loans are deposited into a newly created securitization trust. The securitization trust issues various classes of mortgage pass-through certificates backed by the cash flows from the underlying residential mortgage loans (the "Certificates"). As the sponsor of the securitization, the Company retains certain Certificates issued by the securitization trusts in order to satisfy risk retention rules, which generally require the sponsor to retain at least 5% of the fair value of the Certificates issued in the securitization. The Company's continuing involvement in these securitizations represents its retained Certificates and the ability to purchase all of the outstanding Certificates upon the occurrence of certain events through an optional redemption right held by the Company. The Company has also engaged a related party of the Manager and direct subsidiary of TPG Angelo Gordon to act as the servicing administrator of certain securitization trusts.

The following table details certain information related to the assets and liabilities of the Non-Agency VIEs as of December 31, 2023 and 2022 ($ in thousands).

| | December 31, 2023 | | | December 31, 2022 | | |
| | | Weighted Average | | | Weighted Average | |
	Carrying Value	Yield	Life (Years) (1)	Carrying Value	Yield	Life (Years) (1)
Assets						
Securitized residential mortgage loans, at fair value (2)	$ 5,175,169	5.51 %	10.37	$ 3,436,201	4.65 %	10.20
Other assets	25,105			15,350		
Total Assets	$ 5,200,274			$ 3,451,551		
Liabilities						
Securitized debt, at fair value (2) (3)	$ 4,597,490	4.94 %	7.52	$ 3,078,593	4.18 %	7.49
Other liabilities	17,269			10,956		
Total Liabilities	$ 4,614,759			$ 3,089,549		
Total Equity (4)	$ 585,515			$ 362,002		

(1) This is based on projected life. Typically, actual maturities are shorter than stated contractual maturities. Maturities are affected by the contractual lives of the underlying mortgages, periodic payments of principal, and prepayments of principal.
(2) Securitized residential mortgage loans in Non-Agency VIEs include loans that were considered to be Agency-Eligible prior to the Company's securitization.
(3) The holders of the securitized debt have no recourse to the general credit of the Company. The Company has no obligation to provide any other explicit or implicit support to the Non-Agency VIEs.
(4) As of December 31, 2023 and 2022, the Company had outstanding financing arrangements of $301.2 million and $197.9 million, respectively, collateralized by $578.8 million and $357.6 million of the Company's retained interests in the Non-Agency VIEs, respectively. See Note 6 for more detail regarding the Company's financing arrangements.

The following table details certain information related to the assets and liabilities of the RPL/NPL VIEs as of December 31, 2023 and 2022 ($ in thousands).

| | December 31, 2023 | | | December 31, 2022 | | |
| | | Weighted Average | | | Weighted Average | |
	Carrying Value	Yield	Life (Years) (1)	Carrying Value	Yield	Life (Years) (1)
Assets						
Securitized residential mortgage loans, at fair value	$ 183,112	6.30 %	6.10	$ 270,945	6.66 %	6.33
Restricted cash	10			1,194		
Other assets	2,056			3,714		
Total Assets	$ 185,178			$ 275,853		
Liabilities						
Securitized debt, at fair value (2)	$ 114,133	3.25 %	3.77	$ 183,759	3.10 %	3.13
Other liabilities	328			386		
Total Liabilities	$ 114,461			$ 184,145		
Total Equity (3)	$ 70,717			$ 91,708		

(1) This is based on projected life. Typically, actual maturities are shorter than stated contractual maturities. Maturities are affected by the contractual lives of the underlying mortgages, periodic payments of principal, and prepayments of principal.
(2) The holders of the securitized debt have no recourse to the general credit of the Company. The Company has no obligation to provide any other explicit or implicit support to the RPL/NPL VIEs.
(3) As of December 31, 2023 and 2022, the Company had outstanding financing arrangements of $44.9 million and $34.2 million, respectively, collateralized by $67.1 million and $66.4 million of the Company's retained interests in the RPL/NPL VIEs, respectively. See Note 6 for more detail regarding the Company's financing arrangements.

Revolving Mortgage Investment Trust 2015-1QR2

Revolving Mortgage Investment Trust 2015-1QR2 ("RMI 2015 Trust") was acquired in the WMC acquisition and holds Non-Agency Loans and REO. RMI 2015 Trust issued a trust certificate that is wholly-owned by the Company and represents the entire beneficial interest in Non-Agency Loans and REO held by the trust. The Company consolidates the trust since it meets the definition of a VIE and the Company was determined to be the primary beneficiary. The Company classifies the underlying Non-Agency Loans and REO owned by the trust in the "Residential mortgage loans, at fair value" and "Other assets" line items on the consolidated balance sheets, respectively, and has eliminated the intercompany trust certificate in consolidation.

As of December 31, 2023, the RMI 2015 Trust holds Non-Agency Loans with a fair value of $6.6 million and REO with a carrying value of $3.4 million. The loans are financed through the Company's financing arrangements on Non-Agency Loans held outside of RMI 2015 Trust. The Company did not have an interest in RMI 2015 Trust as of December 31, 2022.

Legacy WMC Commercial loans

The table below details information regarding the Company's Legacy WMC Commercial loan portfolio as of December 31, 2023 ($ in thousands), which was acquired in the WMC acquisition. For additional information on the WMC acquisition, refer to Note 1. The gross unrealized gains/(losses) in the table below represent inception to date gains/(losses). The Company did not hold any commercial loans as of December 31, 2022.

December 31, 2023						Weighted Average					
Loan (1)(2)(3)	Unpaid Principal Balance	Premium / (Discount)	Amortized Cost	Gross Unrealized Gains	Fair Value	Coupon	Yield	Life (Years) (4)	Maturity Date (5)	LTV (6)	Location
Loan A (7)	$ 7,259	$ (137)	$ 7,122	$ 12	$ 7,134	9.55 %	10.16 %	1.44	5/6/2025	61.63 %	IL, FL
Loan B (7)	13,206	(249)	12,957	22	12,979	9.55 %	10.16 %	1.44	5/6/2025	75.33 %	CA
Loan C (7)	24,535	(463)	24,072	40	24,112	9.55 %	10.16 %	1.44	5/6/2025	77.22 %	NY
Loan D (8)	22,204	(147)	22,057	21	22,078	8.72 %	8.17 %	1.69	8/6/2025	42.50 %	CT
Total	$ 67,204	$ (996)	$ 66,208	$ 95	$66,303	9.27 %	9.50 %	1.52		63.61 %	

(1) The Company has the contractual right to receive a balloon payment for each loan.
(2) Each commercial loan investment is a first mortgage loan.
(3) Each commercial loan has a current payment status.
(4) Actual maturities of commercial loans may be shorter or longer than stated contractual maturities. Maturities are affected by prepayments of principal.
(5) Represents maturity date of the last possible extension option.
(6) Represents the LTV at acquisition.
(7) Loans A, B, and C have a floating rate coupon equal to 4.20% plus one-month SOFR and are collateralized by hotels.
(8) Loan D has a floating rate coupon equal to 3.38% plus one-month SOFR and is collateralized by a retail property.

At the time of the WMC acquisition closing, the Company acquired $78.5 million of commercial loans. Subsequent to the WMC acquisition closing and before December 31, 2023, one of the commercial loans acquired paid off at par and the Company received proceeds of $12.3 million.

4. Real Estate Securities

The following tables detail the Company's real estate securities portfolio as of December 31, 2023 and 2022 ($ in thousands). The gross unrealized gains/(losses) in the tables below represent inception to date unrealized gains/(losses).

December 31, 2023	Current Face		Premium / (Discount)		Amortized Cost		Gross Unrealized Gains		Losses		Fair Value		Weighted Average Coupon (1)	Yield
Non-Agency RMBS														
GCAT Non-Agency RMBS (2)														
GCAT Non-Agency Securities	$	43,794	$	(2,281)	$	41,513	$	—	$	(8,971)	$	32,542	4.67 %	5.99 %
GCAT Non-Agency RMBS Interest Only (3)		N/A		N/A		2,541		2,450		—		4,991	— %	37.74 %
Total GCAT Non-Agency RMBS		43,794		(2,281)		44,054		2,450		(8,971)		37,533	2.20 %	10.21 %
Non-Agency Securities		82,390		(33,399)		48,991		2,139		(124)		51,006	4.99 %	9.11 %
Non-Agency RMBS Interest Only (3)		N/A		N/A		1,116		1		(34)		1,083	0.35 %	16.04 %
Total Non-Agency RMBS		126,184		(35,680)		94,161		4,590		(9,129)		89,622	2.17 %	9.66 %
Legacy WMC CMBS		103,458		(46,925)		56,533		546		(730)		56,349	7.39 %	21.90 %
Legacy WMC Other Securities (4)		N/A		N/A		1,174		—		(18)		1,156	N/A	18.16 %
Agency RMBS Interest Only (3)		N/A		N/A		16,714		115		(1,135)		15,694	3.74 %	10.20 %
Total as of December 31, 2023	$	229,642	$	(82,605)	$	168,582	$	5,251	$	(11,012)	$	162,821	3.54 %	14.01 %

December 31, 2022	Current Face		Premium / (Discount)		Amortized Cost		Gross Unrealized Gains		Losses		Fair Value		Weighted Average Coupon (1)	Yield
Non-Agency RMBS														
GCAT Non-Agency RMBS (2)														
GCAT Non-Agency Securities	$	14,894	$	(201)	$	14,693	$	—	$	(4,834)	$	9,859	4.34 %	4.60 %
GCAT Non-Agency RMBS Interest Only (3)		N/A		N/A		2,838		2,220		—		5,058	0.38 %	34.42 %
Total GCAT Non-Agency RMBS		14,894		(201)		17,531		2,220		(4,834)		14,917	1.23 %	14.71 %
Non-Agency Securities		16,819		(6,674)		10,145		28		(495)		9,678	3.22 %	8.47 %
Total Non-Agency RMBS		31,713		(6,875)		27,676		2,248		(5,329)		24,595	1.62 %	12.26 %
Agency RMBS Interest Only (3)		N/A		N/A		19,771		28		(675)		19,124	2.87 %	7.54 %
Total as of December 31, 2022	$	31,713	$	(6,875)	$	47,447	$	2,276	$	(6,004)	$	43,719	2.37 %	10.20 %

(1) Equity residual investments with a zero coupon rate are excluded from this calculation.
(2) GCAT Non-Agency RMBS are securities issued under Gold Creek Asset Trust ("GCAT"), which is the TPG Angelo Gordon securitization shelf under which the Company or private funds under the management of TPG Angelo Gordon securitize loans. Refer to the "Unconsolidated variable interest entities" section below for additional details on these securities.
(3) Interest Only have no principal balances and bear interest based on a notional balance. The notional balance is used solely to determine interest distributions on the interest only classes of securities. As of December 31, 2023, the notional balances for GCAT Non-Agency RMBS Interest Only, Non-Agency RMBS Interest Only and Agency RMBS Interest Only line items were $98.3 million, $128.8 million and $92.2 million, respectively. As of December 31, 2022, the notional balances for the GCAT Non-Agency RMBS Interest Only and Agency RMBS Interest Only line items were $108.5 million and $127.4 million, respectively.
(4) Legacy WMC Other securities include residual interests in asset-backed securities which have no principal balance.

The following tables summarize the Company's real estate securities according to their projected weighted average life classifications as of December 31, 2023 and 2022 ($ in thousands).

December 31, 2023	Non-Agency RMBS		Legacy WMC CMBS		Legacy WMC Other Securities		Agency RMBS	
Weighted Average Life (1)	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost
Less than or equal to one year	$ —	$ —	$ 15,015	$ 15,010	$ —	$ —	$ —	$ —
Greater than one year and less than or equal to five years	4,631	4,669	41,334	41,523	—	—	697	678
Greater than five years and less than or equal to ten years	38,792	40,539	—	—	1,156	1,174	14,997	16,036
Greater than ten years	46,199	48,953	—	—	—	—	—	—
Total as of December 31, 2023	$ 89,622	$ 94,161	$ 56,349	$ 56,533	$ 1,156	$ 1,174	$ 15,694	$ 16,714

December 31, 2022	Non-Agency RMBS		Agency RMBS	
Weighted Average Life (1)	Fair Value	Amortized Cost	Fair Value	Amortized Cost
Greater than one year and less than or equal to five years	$ 5,058	$ 2,838	$ —	$ —
Greater than five years and less than or equal to ten years	—	—	19,124	19,771
Greater than ten years	19,537	24,838	—	—
Total as of December 31, 2022	$ 24,595	$ 27,676	$ 19,124	$ 19,771

(1) This is based on projected life. Typically, actual maturities are shorter than stated contractual maturities. Maturities are affected by the contractual lives of the underlying mortgages, periodic payments of principal and prepayments of principal.

In connection with the WMC acquisition in 2023, the Company acquired $48.2 million of Non-Agency RMBS, $56.3 million of CMBS, $1.2 million of Other Securities, and $0.7 million of Agency RMBS. For additional information on the WMC acquisition, refer to Note 1.

The Company sold real estate securities during the years ended December 31, 2023 and 2022, as detailed below ($ in thousands).

	Number of Securities	Proceeds	Realized Gains	Realized Losses
Year ended December 31, 2023	11	$ 286,356	$ 1,341	$ (2,899)
Year ended December 31, 2022	18	526,258	736	(35,240)

Unconsolidated variable interest entities

The Company's Non-Agency RMBS includes certain securities retained from a rated Non-QM Loan securitization the Company participated in alongside a private fund under the management of TPG Angelo Gordon and issued under the GCAT shelf. Upon evaluating its investment in the VIE, the Company determined it was not the primary beneficiary and, as a result, did not consolidate the securitization trust. The Company has a 40.9% interest in the retained subordinate tranches which represents its continuing involvement in the securitization trust.

During 2023, the Company purchased non-risk retention bonds from Mortgage Acquisition Holding I LLC ("MATH"), an entity the Company invests in alongside private funds under the management of TPG Angelo Gordon. Through its 44.6% investment in MATH, the Company participated in rated Non-QM Loan securitizations issued under the GCAT shelf. As of December 31, 2023, the Company's Non-Agency RMBS includes the non-risk retention bonds from these securitizations acquired from MATH. Upon evaluating its investment in these VIEs, the Company determined it was not the primary beneficiary and, as a result, did not consolidate the securitization trusts sponsored by MATH. The Company has a 57.7% interest in the non-risk retention bonds recorded on its consolidated balance sheets and a 47.0% interest in the risk retention bonds through its investment in MATH which together represent its continuing involvement in the securitization trusts. See Note 10 for additional details on the MATH transaction.

The following table summarizes the Company's investment in unconsolidated VIEs as of December 31, 2023 and 2022 (in thousands).

	December 31, 2023		December 31, 2022	
	Current Face	Fair Value	Current Face	Fair Value
Retained interest in unconsolidated VIEs				
GCAT Non-Agency Securities	$ 43,794	$ 32,542	$ 14,894	$ 9,859
GCAT Non-Agency RMBS Interest Only (1)	N/A	4,991	N/A	5,058
Total retained interest in unconsolidated VIEs (2) (3)	$ 43,794	$ 37,533	$ 14,894	$ 14,917

(1) Interest Only have no principal balances and bear interest based on a notional balance. The notional balance is used solely to determine interest distributions on the interest only classes of securities. As of December 31, 2023 and 2022, the notional balances for GCAT Non-Agency RMBS Interest Only line item were $98.3 million and $108.5 million, respectively.

(2) Maximum loss exposure from the Company's involvement with unconsolidated VIEs pertains to the fair value of the securities retained from these VIEs. The Company has no obligation to provide any other explicit or implicit support to the securitization trust.

(3) As of December 31, 2023 and 2022, the Company held securities exposed to the first loss of the securitization with a fair value of $4.1 million and $4.1 million, respectively.

The following table summarizes information regarding the residential mortgage loans transferred to the Company's unconsolidated VIEs as of December 31, 2023 and 2022 ($ in thousands).

Assets transferred to unconsolidated VIEs	December 31, 2023	December 31, 2022
Total unpaid principal balance of loans outstanding (1)	$ 450,366	$ 132,509
Weighted average coupon on loans outstanding	5.67 %	5.62 %
Percent of unpaid principal balance greater than 90 days delinquent (2)	1.94 %	1.32 %

(1) The Company contributed approximately 40.9% of the unpaid principal balance into one of the securitization trusts and, through the Company's investment in MATH, contributed approximately 44.6% of the unpaid principal balance into the remaining four securitization trusts.

(2) As of December 31, 2023, 0.70% of loans were 90+ days delinquent and 1.24% of loans were in the process of foreclosure. As of December 31, 2022, 1.32% of loans were 90+ days delinquent and no loans were in the process of foreclosure.

5. Fair value measurements

The fair value of the Company's financial instruments is determined in accordance with the provisions of ASC 820, "Fair Value Measurements and Disclosures." When possible, the Company determines fair value using third-party data sources. ASC 820 establishes a hierarchy that prioritizes the inputs to valuation techniques. Level 1 inputs are observable inputs that reflect quoted prices for identical assets or liabilities in active markets. Level 2 inputs are observable inputs other than quoted prices and may include quoted prices for similar assets and liabilities in active markets. Level 3 inputs are significant unobservable inputs. In situations where quoted prices or observable inputs are unavailable (for example, when there is little or no market activity for an investment at the end of the period), unobservable inputs may be used and reflect the Company's assumptions about the factors that market participants would use in pricing an asset or liability, and would be based on the best information available. In certain cases, inputs used to measure fair value fall into different levels of the fair value hierarchy. In such cases, the level at which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.

The following tables present the Company's financial instruments measured at fair value on a recurring basis as of December 31, 2023 and 2022 (in thousands).

	Fair Value as of December 31, 2023			
	Level 1	Level 2	Level 3	Total
Assets:				
Securitized residential mortgage loans	$ —	$ —	$ 5,358,281	$ 5,358,281
Residential mortgage loans	—	777	316,854	317,631
Legacy WMC Commercial loans	—	—	66,303	66,303
Non-Agency RMBS	—	52,089	37,533	89,622
Legacy WMC CMBS	—	50,553	5,796	56,349
Legacy WMC Other Securities	—	—	1,156	1,156
Agency RMBS	—	15,694	—	15,694
Derivative assets (1)	—	9,433	1,172	10,605
Cash equivalents (2)	95,749	—	—	95,749
AG Arc (3)	—	—	33,574	33,574
Total Assets Measured at Fair Value	$ 95,749	$ 128,546	$ 5,820,669	$ 6,044,964
Liabilities:				
Securitized debt	$ —	$ —	$ (4,711,623)	$ (4,711,623)
Derivative liabilities (1)	—	(7,783)	(7)	(7,790)
Total Liabilities Measured at Fair Value	$ —	$ (7,783)	$ (4,711,630)	$ (4,719,413)

	Fair value as of December 31, 2022			
	Level 1	Level 2	Level 3	Total
Assets:				
Securitized residential mortgage loans	$ —	$ —	$ 3,707,146	$ 3,707,146
Residential mortgage loans (4)	—	754	420,697	421,451
Non-Agency RMBS	—	9,678	14,917	24,595
Agency Interest Only	—	19,124	—	19,124
Derivative assets (1)	—	18,401	98	18,499
Cash equivalents (2)	442	—	—	442
AG Arc (3)	—	—	39,680	39,680
Total Assets Measured at Fair Value	$ 442	$ 47,957	$ 4,182,538	$ 4,230,937
Liabilities:				
Securitized debt	$ —	$ —	$ (3,262,352)	$ (3,262,352)
Derivative liabilities (1)	—	—	(9)	(9)
Total Liabilities Measured at Fair Value	$ —	$ —	$ (3,262,361)	$ (3,262,361)

(1) As of December 31, 2023, the Company applied a reduction in fair value of $9.3 million and $7.7 million to its interest rate swap assets and liabilities, respectively, related to variation margin with a corresponding increase or decrease in restricted cash. As of December 31, 2022, the Company applied a reduction in fair value of $17.3 million to its interest rate swap assets related to variation margin with a corresponding increase in restricted cash, net of collateral posted by the Company's derivative counterparties. Derivative assets and liabilities are included in the "Other assets" and "Other liabilities" line items on the consolidated balance sheets, respectively. Refer to Note 7 for more information on the Company's derivatives.

(2) The Company classifies highly liquid investments with original maturities of three months or less from the date of purchase as cash equivalents. Cash equivalents may include cash invested in money market funds and are carried at cost, which approximates fair value.

(3) The table above includes the Company's investment in AG Arc, which is included in its "Investments in debt and equity of affiliates" line item on the consolidated balance sheets, as the Company has chosen to elect the fair value option with respect to its investment pursuant to ASC 825.

(4) Includes Residential mortgage loans held for sale as of December 31, 2022.

The valuation of the Company's residential mortgage loans, securitized debt relating to the Non-Agency VIEs and RPL/NPL VIEs, commercial loans, certain securities, and forward purchase commitments is determined by the Manager using third-party pricing services where available, valuation analyses from third-party pricing service providers, or model-based pricing. Third-party pricing service providers conduct independent valuation analyses based on a review of source documents, available market data, and comparable investments. The analyses provided by valuation service providers are reviewed and considered by the Manager. The evaluation considers the underlying characteristics of each loan, which are observable inputs, including: coupon, maturity date, loan age, reset date, collateral type, periodic and life cap, geography, and prepayment speeds. The Company also considers loan servicing data, as available, forward interest rates, general economic conditions, home price index forecasts, and valuations of the underlying properties. The variables considered most significant to the determination of the fair value of the Company's residential mortgage loans, securitized debt, commercial loans, certain securities, and forward purchase commitments include market-implied discount rates, projections of default rates, delinquency rates, prepayment rates, loss severity, loan-to-value ratios, recovery rates, reperformance rates, timeline to liquidation, and, for forward purchase commitments, pull-through rates. The Company and third-party pricing service providers use loan level data and macro-economic inputs to generate loss adjusted cash flows and other information in determining the fair value. Because of the inherent uncertainty of such valuation, the fair value established for mortgage loans, securitized debt, commercial loans, certain securities, and forward purchase commitments held by the Company may differ from the fair value that would have been established if a ready market existed for these mortgage loans.

Fair values for the Company's securities and derivatives may be based upon prices obtained from third-party pricing services or broker quotations. The valuation methodology of the Company's third-party pricing services incorporates commonly used market pricing methods, including a spread measurement to various indices, which are observable inputs. The evaluation also considers the underlying characteristics of each investment, which are also observable inputs, including: coupon, maturity date, loan age, reset date, collateral type, periodic and life cap, geography, and prepayment speeds. The Company collects and considers current market intelligence on all major markets, including benchmark security evaluations and bid-lists from various sources, when available. As part of the Company's risk management process, the Company reviews and analyzes all prices obtained by comparing prices to recently completed transactions involving the same or similar investments on or near the reporting date. If, in the opinion of the Manager, one or more prices reported to the Company are not reliable or unavailable, the Manager reviews the fair value based on characteristics of the investment it receives from the issuer and available market information.

The Company's investment in Arc Home is evaluated on a periodic basis using a market approach. In applying the market approach, fair value is determined by multiplying Arc Home's book value by a relevant valuation multiple observed based on a range of comparable public entities or transactions, adjusted by management as appropriate for differences between the investment and the referenced comparables. The evaluation also considers the underlying financial performance of Arc Home, general economic conditions, and relevant trends within the mortgage banking industry.

Changes in the market environment and other events that may occur over the life of these investments may cause the gains or losses ultimately realized to be different than the valuations currently estimated. The significant unobservable inputs used in the fair value measurement of the Company's loans and securities are yields, prepayment rates, probability of default, and loss severity in the event of default. Significant increases (decreases) in any of those inputs in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumption used for prepayment rates. The significant unobservable input used in the fair value measurement of the Company's investment in Arc Home is the book value multiple. Significant increases (decreases) in the multiple applied would result in a significantly higher (lower) fair value measurement.

The Company did not have any transfers of assets or liabilities between Levels 1 and 2 of the fair value hierarchy during the years ended December 31, 2023 and 2022.

The Company did not have any transfers between the Levels 2 and 3 of the fair value hierarchy during the years ended December 31, 2023 and 2022. Transfers into the Level 3 category of the fair value hierarchy occur due to instruments exhibiting indications of reduced levels of market transparency. Transfers out of the Level 3 category of the fair value hierarchy occur due to instruments exhibiting indications of increased levels of market transparency. Indications of increases or decreases in levels of market transparency include a change in observable transactions or executable quotes involving these instruments or similar instruments. Changes in these indications could impact price transparency, and thereby cause a change in level designations in future periods.

The following tables present additional information about the Company's assets and liabilities which are measured at fair value on a recurring basis for which the Company has utilized Level 3 inputs to determine fair value (in thousands).

Year Ended December 31, 2023

	Residential Mortgage Loans (1)	Legacy WMC Commercial Loans	Non-Agency RMBS	Legacy WMC CMBS	Legacy WMC Other Securities	Derivative Assets (2)	AG Arc	Securitized Debt	Derivative Liabilities (2)
Beginning balance	$ 4,127,843	$ —	$ 14,917	$ —	$ —	$ 98	$ 39,680	$ (3,262,352)	$ (9)
Purchases	1,228,800	—	4,825	—	—	—	—	—	—
Transfers from MATH (3)	—	—	16,408	—	—	—	—	—	—
Assets acquired/liabilities assumed from WMC	977,827	78,459	—	5,588	1,159	—	—	(837,317)	—
Issuances of Securitized Debt	—	—	—	—	—	—	—	(874,407)	—
Capital distributions	—	—	—	—	—	—	(626)	—	—
Proceeds from sales or settlements	(417,909)	—	—	—	—	(5,289)	—	—	4,293
Principal repayments	(342,996)	(12,250)	—	—	—	—	—	364,920	—
Included in net income:									
Net premium and discount amortization (4)	3,631	(1)	(217)	60	15	—	—	(13,098)	—
Net realized gain/(loss)	(11,937)	—	—	—	—	5,289	—	—	(4,293)
Net unrealized gain/(loss)	111,642	95	1,600	148	(18)	1,074	—	(89,369)	2
Equity in earnings/(loss) from affiliates	—	—	—	—	—	—	(5,480)	—	—
Other (5)	(1,766)	—	—	—	—	—	—	—	—
Ending Balance	$ 5,675,135	$ 66,303	$ 37,533	$ 5,796	$ 1,156	$ 1,172	$ 33,574	$ (4,711,623)	$ (7)

Change in unrealized appreciation/(depreciation) for level 3 assets/liabilities still held as of December 31, 2023:									
Net premium and discount amortization (4)	2,857	(1)	(217)	60	15	—	—	(13,098)	—
Net unrealized gain/(loss)	101,037	95	1,600	148	(18)	1,172	—	(87,578)	(7)
Equity in earnings/(loss) from affiliates	—	—	—	—	—	—	(5,480)	—	—

Year Ended December 31, 2022

	Residential Mortgage Loans (1)	Non-Agency RMBS	Derivative Assets (2)	AG Arc	Securitized Debt	Derivative Liabilities (2)
Beginning balance	$ 2,634,191	$ 18,757	$ —	$ 53,435	$ (999,215)	$ (79)
Purchases	2,557,440	—	—	—	—	—
Issuances of Securitized Debt	—	—	—	—	(3,040,283)	—
Capital distributions	—	—	—	(6,053)	—	—
Proceeds from sales or settlements	(53,767)	—	—	—	—	—
Principal repayments	(464,332)	(664)	(2,700)	—	379,979	16,044
Included in net income:						
Net premium and discount amortization (4)	(1,009)	(662)	—	—	(4,300)	—
Net realized gain/(loss)	(3,520)	—	2,700	—	—	(16,044)
Net unrealized gain/(loss)	(539,957)	(2,514)	98	—	401,467	70
Equity in earnings/(loss) from affiliates	—	—	—	(7,702)	—	—
Other (5)	(1,203)	—	—	—	—	—
Ending Balance	$ 4,127,843	$ 14,917	$ 98	$ 39,680	$ (3,262,352)	$ (9)

Change in unrealized appreciation/(depreciation) for level 3 assets/liabilities still held as of December 31, 2022:						
Net premium and discount amortization (4)	(2,586)	(653)	—	—	(4,300)	—
Net unrealized gain/(loss)	(540,043)	(2,424)	98	—	401,467	(9)
Equity in earnings/(loss) from affiliates	—	—	—	(7,702)	—	—

(1) Includes Securitized residential mortgage loans, Securitized residential mortgage loans held for sale, and Residential mortgage loans held for sale.
(2) Derivative assets and derivative liabilities are included in the "Other assets" and "Other liabilities" lines, respectively, on the consolidated balance sheets.
(3) Refer to "MATH Transaction" in Note 10 for additional information.
(4) Included in the "Interest income" and "Interest expense" line items on the consolidated statement of operations for assets and liabilities, respectively.
(5) Includes transfers of residential mortgage loans to real estate owned as well as activity related to advances.

The following table presents a summary of quantitative information about the significant unobservable inputs used in the fair value measurement of investments for which the Company has utilized Level 3 inputs to determine fair value as of December 31, 2023 and 2022 ($ in thousands).

		December 31, 2023		December 31, 2022	
Valuation Technique	Unobservable Input	Fair Value	Range (Weighted Average) (1)	Fair Value	Range (Weighted Average) (1)
Securitized Residential Mortgage Loans					
	Yield		5.67% - 9.47% (6.23%)		4.75% - 7.32% (6.40%)
Discounted Cash Flow	Projected Collateral Prepayments	$ 5,358,281	3.02% - 10.47% (4.72%)	$ 3,707,146	4.81% - 10.19% (6.44%)
	Projected Collateral Losses		0.02% - 1.88% (0.16%)		0.05% - 1.40% (0.22%)
	Projected Collateral Severities		-13.44% - 26.00% (17.38%)		-4.16% - 20.00% (15.40%)
Residential Mortgage Loans (2)					
	Yield		6.13% - 18.75% (6.64%)		6.29% - 9.82% (7.16%)
Discounted Cash Flow	Projected Collateral Prepayments	$ 316,854	3.89% - 34.35% (24.88%)	$ 418,023	1.38% - 31.28% (16.37%)
	Projected Collateral Losses		0.00% - 12.72% (0.15%)		0.00% - 14.44% (0.48%)
	Projected Collateral Severities		-38.75% - 44.01% (9.62%)		-2.64% - 10.19% (9.99%)
Consensus Pricing	Offered Quotes	$ —	N/A	$ 2,674	93.46 - 107.05 (101.11)
Legacy WMC Commercial Loans					
	Yield		8.16% - 10.13% (9.47%)		N/A
Discounted Cash Flow	Credit Spread	$ 66,303	377 bps - 556 bps (496 bps)	$ —	N/A
	Recovery Percentage (3)		100.00% - 100.00% (100.00%)		N/A
	Loan-to-Value		42.50% - 77.22% (63.61%)		N/A
Non-Agency RMBS					
	Yield		6.23% - 14.00% (9.70%)		7.18% - 14.00% (10.59%)
Discounted Cash Flow	Projected Collateral Prepayments	$ 37,533	4.55% - 5.26% (4.93%)	$ 14,917	8.14% - 8.14% (8.14%)
	Projected Collateral Losses		0.17% - 0.28% (0.25%)		0.18% - 0.18% (0.18%)
	Projected Collateral Severities		10.00% - 10.00% (10.00%)		10.00% - 10.00% (10.00%)
Legacy WMC CMBS					
Consensus Pricing	Offered Quotes	$ 5,796	55.20 - 55.20 (55.20)	$ —	N/A
Legacy WMC Other Securities					
Consensus Pricing	Offered Quotes	$ 1,156	6,821.32 - 6,821.32 (6,821.32)	$ —	N/A
Derivative Assets (4)					
	Yield		6.29% - 8.32% (6.81%)		6.69% - 7.68% (7.54%)
Discounted Cash Flow	Projected Collateral Prepayments	$ 1,172	18.20% - 33.78% (27.00%)	$ 98	12.63% - 34.19% (26.71%)
	Projected Collateral Losses		0.00% - 0.82% (0.14%)		0.01% - 0.96% (0.39%)
	Projected Collateral Severities		10.00% - 10.00% (10.00%)		10.00% - 10.00% (10.00%)
	Pull Through Percentages		60.00% - 100.00% (92.21%)		55.00% - 100.00% (72.78%)
AG Arc					
Comparable Multiple	Book Value Multiple	$ 33,574	0.89x - 0.89x (0.89x)	$ 39,680	0.94x - 0.94x (0.94x)
Securitized Debt					
	Yield		4.92% - 15.00% (5.72%)		5.25% - 15.00% (6.07%)
Discounted Cash Flow	Projected Collateral Prepayments	$(4,711,623)	3.02% - 10.47% (4.66%)	$(3,262,352)	4.81% - 10.19% (6.36%)
	Projected Collateral Losses		0.02% - 0.40% (0.15%)		0.05% - 1.40% (0.19%)
	Projected Collateral Severities		3.71% - 26.00% (17.76%)		-4.16% - 20.00% (15.81%)
Derivative Liabilities (4)					
	Yield		6.47% - 7.00% (6.51%)		7.29% - 7.61% (7.36%)
Discounted Cash Flow	Projected Collateral Prepayments	$ (7)	27.36% - 34.44% (34.30%)	$ (9)	21.51% - 31.31% (27.92%)
	Projected Collateral Losses		0.00% - 0.02% (0.00%)		0.01% - 0.46% (0.16%)
	Projected Collateral Severities		10.00% - 10.00% (10.00%)		10.00% - 10.00% (10.00%)
	Pull Through Percentages		60.00% - 100.00% (99.22%)		100.00% - 100.00% (100.00%)

(1) Amounts are weighted based on fair value.
(2) Includes Residential mortgage loans held for sale as of December 31, 2022.
(3) Represents the proportion of the principal expected to be collected relative to the loan balances as of December 31, 2023.
(4) Derivative assets and derivative liabilities are included in the "Other assets" and "Other liabilities" line items, respectively, on the consolidated balance sheets.

Other Fair Value Disclosures

Short-term financing arrangements

The fair value of certain of the Company's financing arrangements approximates the carrying value due to the floating interest rates that are based on an index plus a spread, which is typically consistent with those demanded in the market, and the short-term maturities of generally one year or less. These financing agreements are classified as Level 2.

Legacy WMC Convertible Notes and fixed-rate long-term financing arrangements

The following table presents the carrying value and estimated fair value of the Company's Legacy WMC Convertible Notes and fixed-rate financing arrangements with contractual maturities of greater than one year as of December 31, 2023 (in thousands). The fair value of the Company's Legacy WMC Convertibles Notes may be based upon prices obtained from third-party pricing services or broker quotations and are classified as Level 2. The fair value of the Company's fixed-rate long-term financing arrangements may be based on a discounted cash flow valuation approach using valuation analyses of the underlying collateral sourced from third-party pricing service providers and is classified as Level 3. The Company did not hold the Legacy WMC Convertible Notes or have fixed-rate financing arrangements with contractual maturities of greater than one year outstanding as of December 31, 2022.

	December 31, 2023	
	Carrying Value (1)	**Estimated Fair Value**
Legacy WMC Convertible Notes	$ 85,266	$ 84,525
Financing arrangements	62,972	63,175

(1) The convertible senior unsecured notes and fixed-rate long-term financing arrangements are recorded at amortized cost in the Company's consolidated balance sheets.

6. Financing

The following table presents a summary of the Company's financing as of December 31, 2023 and 2022 ($ in thousands).

				Weighted Average			December 31, 2022
				December 31, 2023			
	Current Face	Carrying Value	Stated Maturity	Funding Cost	Life (Years)	Collateral Fair Value (1)(2)	Carrying Value
Financing Arrangements by Asset Type							
Securitized Residential Mortgage Loans (3)							
Non-Agency Loans (4)	$ 298,750	$ 301,205	Jan 2024 - Jul 2025	7.57 %	0.42	$ 578,829	$ 197,937
Re- and Non-Performing Loans	44,928	44,928	Jan 2024	7.30 %	0.02	67,047	34,151
Residential Mortgage Loans (5)							
Non-Agency Loans	77,345	77,345	Mar 2024 - Jan 2025	7.30 %	0.66	94,516	277,797
Agency-Eligible Loans	200,617	200,617	Dec 2024	7.21 %	0.99	220,709	27,199
Residential Mortgage Loans Held for Sale	—	—	N/A	N/A	N/A	—	55,245
Legacy WMC Commercial Loans	48,032	48,032	Mar 2024	7.86 %	0.24	66,303	—
Non-Agency RMBS	51,251	51,251	Jan 2024 - May 2024	7.19 %	0.08	89,622	14,695
Legacy WMC CMBS	31,620	31,620	Jan 2024	7.81 %	0.01	50,553	—
Agency RMBS	12,594	12,594	Jan 2024 - Mar 2024	6.23 %	0.19	14,940	14,163
Total Financing Arrangements	$ 765,137	$ 767,592		7.41 %	0.51	$ 1,182,519	$ 621,187
Securitized debt, at fair value (6)							
Non-Agency Loans (7) (8)	$ 5,069,689	$ 4,597,490	N/A	4.94 %	7.52	N/A	$ 3,078,593
Re- and Non-Performing Loans (9)	124,569	114,133	N/A	3.25 %	3.77	N/A	183,759
Total Securitized Debt	$ 5,194,258	$ 4,711,623		4.90 %	7.43	N/A	$ 3,262,352
Legacy WMC Convertible Notes	$ 86,250	$ 85,266	Sept 2024	8.42 %	0.71	N/A	—
Total Financing	$ 6,045,645	$ 5,564,481		5.30 %	6.48	$ 1,182,519	$ 3,883,539

(1) The Company also had $1.7 million and $3.4 million of cash pledged under repurchase agreements as of December 31, 2023 and 2022, respectively.
(2) Under the terms of the Company's financing agreements, the Company's financing counterparties may, in certain cases, sell or re-hypothecate the pledged collateral.
(3) Amounts pledged as collateral under Securitized residential mortgage loans include certain of the Company's retained interests in securitizations. Refer to Note 3 for more information on the Non-Agency VIEs and RPL/NPL VIEs.
(4) As of December 31, 2023, the weighted average stated rate on the financing arrangements on the Company's Securitized non-agency loans was 8.19%.
(5) The Company's Residential mortgage loan financing arrangements include a maximum uncommitted borrowing capacity of $2.3 billion on facilities used to finance Non-Agency and Agency-Eligible Loans.
(6) The holders of the securitized debt have no recourse to the general credit of the Company. The Company has no obligation to provide any other explicit or implicit support to the Non-Agency VIEs and RPL/NPL VIEs.
(7) As of December 31, 2023, the amortized cost of Securitized debt in the Company's Non-Agency VIEs was $4.9 billion.
(8) The current face on the Company's Securitized debt in the Company's Non-Agency VIEs excludes interest only classes which have no principal balances and bear interest based on a notional balance. The notional balance is used solely to determine interest distributions on the interest only classes of securities. As of December 31, 2023, the notional balance on interest only classes of Securitized debt was $133.8 million.
(9) As of December 31, 2023, the amortized cost of Securitized debt in the Company's RPL/NPL VIEs was $122.7 million.

In connection with the WMC acquisition in 2023, the Company assumed $171.2 million of financing arrangements, $837.3 million of securitized debt, and $85.2 million of Legacy WMC Convertible Notes. For additional information on the WMC acquisition, refer to Note 1.

Legacy WMC Convertible Notes

In connection with the WMC acquisition, the Merger Sub assumed, and the Company guaranteed, $86.25 million aggregate principal of Legacy WMC Convertible Notes. The Legacy WMC Convertible Notes have an interest rate of 6.75% and interest is paid semiannually. The Legacy WMC Convertible Notes are convertible into, at the Company's election, cash, shares of the Company's common stock or a combination of both, subject to the satisfaction of certain conditions and during specified periods. The conversion rate is subject to further adjustment upon the occurrence of certain specified events and the holders may require the Company to repurchase all or any portion of their notes for cash equal to 100% of the principal amount of the Legacy WMC Convertible Notes, plus accrued and unpaid interest, if the Company undergoes a fundamental change as specified in the supplemental indenture for the Legacy WMC Convertible Notes. Immediately prior to the Effective Time of the WMC acquisition, holders of the Legacy WMC Convertible Notes had the right to convert each $1,000 principal amount into

33.7952 shares of WMC common stock. As a result of the WMC acquisition, and pursuant to the terms of the Legacy WMC Convertible Notes, the conversion rate was amended whereby each holder now has to the right to convert each $1,000 principal amount of Legacy WMC Convertible Notes into 50.6252 shares of common stock, representing a total conversion price of $19.75 per share. The total conversion price consists of common stock of $19.13 per share and cash of $0.62 per share. The Legacy WMC Convertible Notes can be redeemed at the Company's option on or after June 15, 2024, and mature on September 15, 2024, unless earlier converted, redeemed or repurchased by the holders pursuant to their terms. For the year ended December 31, 2023, the total interest expense on the Legacy WMC Convertible Notes was $0.5 million, which included coupon interest expense of $0.4 million and amortization expense of $0.1 million.

Contractual maturities

The following table allocates the current face of the Company's borrowings under financing arrangements and the Legacy WMC Convertible Notes as of December 31, 2023 by contractual maturity (in thousands). Securitized debt is excluded from the below table as it does not have a contractual maturity.

	Within 30 Days	Over 30 Days to 3 Months	Over 3 Months to 12 Months	Over 12 Months	Total
Financing Arrangements by Asset Type					
Securitized Residential Mortgage Loans					
Non-Agency Loans	$ 121,068	$ 84,244	$ 32,921	$ 60,517	$ 298,750
Re- and Non-Performing Loans	44,928	—	—	—	44,928
Residential Mortgage Loans					
Non-Agency Loans	—	3,005	62,199	12,141	77,345
Agency-Eligible Loans	—	—	200,617	—	200,617
Legacy WMC Commercial Loans	—	48,032	—	—	48,032
Non-Agency RMBS	29,398	19,069	2,784	—	51,251
Legacy WMC CMBS	31,620	—	—	—	31,620
Agency RMBS	632	11,962	—	—	12,594
Total Financing Arrangements	$ 227,646	$ 166,312	$ 298,521	$ 72,658	$ 765,137
Legacy WMC Convertible Notes	$ —	$ —	$ 86,250	$ —	$ 86,250

Counterparties

The Company had outstanding financing arrangements with seven and six counterparties as of December 31, 2023 and 2022, respectively.

The following table presents information as of December 31, 2023 and 2022 with respect to each counterparty that provides the Company with financing for which the Company had greater than 5% of its stockholders' equity at risk, excluding stockholders' equity at risk under financing through affiliated entities ($ in thousands).

	December 31, 2023			December 31, 2022		
Counterparty	Stockholders' Equity at Risk	Weighted Average Maturity (days)	Percentage of Stockholders' Equity	Stockholders' Equity at Risk	Weighted Average Maturity (days)	Percentage of Stockholders' Equity
BofA Securities, Inc	$ 131,128	236	24.8 %	$ 36,193	93	7.8 %
Barclays Capital Inc.	81,047	85	15.3 %	81,445	113	17.6 %
Goldman Sachs Bank USA	73,893	9	14.0 %	(3)	(3)	(3)
JP Morgan Securities, LLC	46,642	134	8.8 %	(3)	(3)	(3)
Various (1)	69,637	577	13.2 %	(3)	(3)	(3)
Credit Suisse AG, Cayman Islands Branch	(2)	(2)	(2)	130,587	71	28.2 %

(1) Certain retained interests in securitizations are held in WMC RR 2023-1 Trust, a wholly owned subsidiary of the Company. WMC RR 2023-1 Trust issued certificates which were sold to various third-party investors.
(2) As of December 31, 2023, the Company did not have any equity at risk under financing arrangements with Credit Suisse AG, Cayman Islands Branch.
(3) As of December 31, 2022, the Company had less than 5% of its equity at risk under financing arrangements with Goldman Sachs Bank USA, JP Morgan Securities, LLC, and Cantor Fitzgerald.

Financial Covenants

The Company's financing arrangements generally include customary representations, warranties, and covenants, but may also contain more restrictive supplemental terms and conditions. Although specific to each financing arrangement, typical supplemental terms include requirements of minimum equity and liquidity, leverage ratios, and performance triggers. In addition, some of the financing arrangements contain cross default features, whereby default under an agreement with one lender simultaneously causes default under agreements with other lenders. To the extent that the Company fails to comply with the covenants contained in these financing arrangements or is otherwise found to be in default under the terms of such agreements, the counterparty has the right to accelerate amounts due under the associated agreement. Financings pursuant to financing arrangements are generally recourse to the Company. As of December 31, 2023, the Company is in compliance with all of its financial covenants.

7. Other assets and liabilities

The following table details certain information related to the Company's "Other assets" and "Other liabilities" line items on its consolidated balance sheets as of December 31, 2023 and 2022 (in thousands).

	December 31, 2023	December 31, 2022
Other assets		
Interest receivable	$ 30,315	$ 20,593
Real estate owned	5,644	2,698
Derivative assets, at fair value	1,321	1,218
Other assets	3,187	2,285
Due from broker	249	801
Total Other assets	$ 40,716	$ 27,595
Other liabilities		
Due to affiliates (1)	$ 3,252	$ 3,652
Interest payable	23,715	14,114
Derivative liabilities, at fair value	70	9
Accrued expenses	4,874	1,811
Due to broker	196	7
Total Other liabilities	$ 32,107	$ 19,593

(1) Refer to Note 10 for more information.

Derivatives

The following table presents information related to the Company's derivatives and other instruments and their balance sheet location as of December 31, 2023 and 2022 (in thousands). All notional amounts are denominated in USD.

Derivatives and Other Instruments (1)	Balance Sheet Location	December 31, 2023		December 31, 2022	
		Notional	Fair Value	Notional	Fair Value
Pay Fix/Receive Float Interest Rate Swap Agreements (2) (3)	Other assets	$ 165,000	$ 149	$ 335,000	$ 470
Pay Fix/Receive Float Interest Rate Swap Agreements (2) (3)	Other liabilities	338,000	—	—	—
Short TBAs	Other assets	—	—	40,000	650
Short TBAs	Other liabilities	9,000	(63)	—	—
Forward Purchase Commitments	Other assets	70,145	1,172	924	98
Forward Purchase Commitments	Other liabilities	2,566	(7)	7,082	(9)

(1) As of December 31, 2023 and 2022, no derivatives held by the Company were designated as hedges for accounting purposes.

(2) As of December 31, 2023, the Company applied a reduction in fair value of $9.3 million and $7.7 million to its interest rate swap assets and liabilities, respectively, related to variation margin with a corresponding increase or decrease in restricted cash. As of December 31, 2022, the Company applied a reduction in fair value of $17.3 million to its interest rate swap assets related to variation margin with a corresponding increase in restricted cash, net of collateral posted by the Company's derivative counterparties.

(3) As of December 31, 2023, the Company's pay fix/receive float interest rate swaps had a weighted average pay-fixed rate of 3.65%, a weighted average receive-variable rate of 5.38%, and a weighted average years to maturity of 4.01 years. As of December 31, 2022, the Company's pay fix/receive float interest rate swaps had a weighted average pay-fixed rate of 2.77%, a weighted average receive-variable rate of 4.30%, and a weighted average years to maturity of 4.77 years.

Derivative and other instruments eligible for offset are presented gross on the consolidated balance sheets as of December 31, 2023 and 2022, if applicable. The Company has not offset or netted any derivatives or other instruments with any financial instruments or cash collateral posted or received.

The Company must post cash or securities as collateral on its derivative instruments when their fair value declines. This typically occurs when prevailing market rates change adversely, with the severity of the change also dependent on the term of the derivatives involved. The posting of collateral is generally bilateral, meaning that if the fair value of the Company's derivatives increases, its counterparty must post collateral. As of December 31, 2023, the Company's restricted cash balance included $12.3 million of collateral related to certain derivatives, of which $10.7 million represents cash collateral posted by the Company and $1.6 million represents amounts related to variation margin. As of December 31, 2022, the Company's restricted cash balance included $9.6 million of collateral related to certain derivatives, of which $1.3 million represents cash collateral posted by the Company and $8.3 million represents amounts related to variation margin.

The following table summarizes total income related to derivatives and other instruments for the years ended December 31, 2023 and 2022 (in thousands).

	Year Ended	
	December 31, 2023	**December 31, 2022**
Included within Net interest component of interest rate swaps		
Interest Rate Swaps	$ 6,680	$ (4,922)
Included within Net unrealized gain/(loss)		
Interest Rate Swaps	(24,828)	(2,955)
Short TBAs	(713)	663
Forward Purchase Commitments	1,076	168
	(24,465)	(2,124)
Included within Net realized gain/(loss)		
Interest Rate Swaps	20,403	129,382
Long TBAs	5	(10,789)
Short TBAs	(70)	13,578
Forward Purchase Commitments	996	(13,344)
	21,334	118,827
Total income/(loss)	$ 3,549	$ 111,781

Derivative activity

The following tables present information about the Company's derivatives for the years ended December 31, 2023 and 2022 (in thousands).

	Beginning Notional Amount	Buys or Covers (1)	Sales or Shorts	Ending Notional Amount	Derivative Asset	Derivative Liability
Year Ended December 31, 2023						
Long TBAs	$ —	$ 10,000	$ (10,000)	$ —	$ —	$ —
Short TBAs (2)	(40,000)	100,000	(69,000)	(9,000)	—	(63)
Interest Rate Swaps	335,000	1,197,000	(1,029,000)	503,000	149	—
Year Ended December 31, 2022						
Long TBAs	$ —	$ 1,650,000	$ (1,650,000)	$ —	$ —	$ —
Short TBAs (2)	(385,963)	1,320,852	(974,889)	(40,000)	650	—
Interest Rate Swaps	888,500	1,947,000	(2,500,500)	335,000	470	—

(1) For the year ended December 31, 2023, interest rate swap buys include interest rate swaps with a notional balance of $82.0 million acquired in the WMC acquisition.

(2) As of December 31, 2023, the Company recorded a receivable from broker of $9.2 million and a fair value of $(9.2) million related to its short TBAs. As of December 31, 2022, the Company recorded a receivable from broker of $39.2 million and a fair value of $(38.6) million related to its short TBAs.

8. Earnings per share

The following table presents a reconciliation of the earnings and shares used in calculating basic and diluted earnings per share for the years ended December 31, 2023 and 2022 (in thousands, except per share data).

	Year Ended			
	December 31, 2023		December 31, 2022	
Numerator:				
Net Income/(Loss)	$	53,784	$	(53,100)
Dividends on preferred stock		(18,344)		(18,344)
Net Income/(Loss) Available to Common Stockholders	$	35,440	$	(71,444)
Denominator:				
Basic weighted average common shares outstanding		21,095		22,890
Diluted weighted average common shares outstanding		21,097		22,890
Earnings/(Loss) Per Share				
Basic	$	1.68	$	(3.12)
Diluted	$	1.68	$	(3.12)

For the year ended December 31, 2023, the Company excluded the potential effects of the Legacy WMC Convertible Notes from the computation of diluted earnings per share because the market value per share of the Company's common stock was below the conversion price of the Legacy WMC Convertible Notes.

Dividends

The following tables detail the Company's common stock dividends declared during the years ended December 31, 2023 and 2022.

Year Ended December 31, 2023				Year Ended December 31, 2022			
Declaration Date	Record Date	Payment Date	Cash Dividend Per Share	Declaration Date	Record Date	Payment Date	Cash Dividend Per Share
3/15/2023	3/31/2023	4/28/2023	$ 0.18	3/18/2022	3/31/2022	4/29/2022	$ 0.21
6/15/2023	6/30/2023	7/31/2023	0.18	6/15/2022	6/30/2022	7/29/2022	0.21
9/15/2023	9/29/2023	10/31/2023	0.18	9/15/2022	9/30/2022	10/31/2022	0.21
10/24/2023	11/3/2023	11/8/2023	0.08	12/19/2022	12/30/2022	1/31/2023	0.18
11/20/2023	11/30/2023	1/2/2024	0.05				
12/15/2023	12/29/2023	1/31/2024	0.05				
Total			$ **0.72**	**Total**			$ **0.81**

The following tables detail the Company's preferred stock dividends declared and paid during the years ended December 31, 2023 and 2022.

2023

Declaration Date	Record Date	Payment Date	Cash Dividend Per Share		
			8.25% Series A	8.00% Series B	8.000% Series C
2/16/2023	2/28/2023	3/17/2023	$ 0.51563	$ 0.50	$ 0.50
5/4/2023	5/31/2023	6/20/2023	0.51563	0.50	0.50
7/31/2023	8/31/2023	9/18/2023	0.51563	0.50	0.50
11/3/2023	11/30/2023	12/18/2023	0.51563	0.50	0.50
Total			$ **2.06252**	$ **2.00**	$ **2.00**

2022

Declaration Date	Record Date	Payment Date	Cash Dividend Per Share		
			8.25% Series A	8.00% Series B	8.000% Series C
2/18/2022	2/28/2022	3/17/2022	$ 0.51563	$ 0.50	$ 0.50
5/2/2022	5/31/2022	6/17/2022	0.51563	0.50	0.50
8/3/2022	8/31/2022	9/19/2022	0.51563	0.50	0.50
11/3/2022	11/30/2022	12/19/2022	0.51563	0.50	0.50
Total			$ **2.06252**	$ **2.00**	$ **2.00**

9. Income taxes

The Company conducts its operations to qualify and be taxed as a REIT. As a REIT, the Company is not subject to federal income tax to the extent that it makes qualifying distributions to its stockholders, and provided it satisfies on a continuing basis, through actual investment and operating results, the REIT requirements including certain asset, income, distribution, and stock ownership tests. The state and local tax jurisdictions for which the Company is subject to tax-filing obligations recognize the Company's status as a REIT, and therefore, the Company generally does not pay income tax in such jurisdictions. The Company may, however, be subject to certain minimum state and local tax filing fees as well as certain excise, franchise, or business taxes.

On December 6, 2023, the Company acquired WMC, an externally managed mortgage REIT. Refer to "WMC Acquisition" in Note 1 for additional information related to the Merger. The Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Excise Tax

Excise tax represents a non-deductible 4% tax on the required amount of the Company's ordinary income and net capital gains not distributed during the year. The expense is calculated in accordance with applicable tax regulations. For the years ended December 31, 2023 and 2022, the Company did not recognize any excise tax.

REIT Net Operating Loss and Net Capital Loss Carryforwards

As of December 31, 2023 and 2022, the Company had federal net operating loss ("NOL") carryforwards of $2.1 million and $2.1 million, respectively, that can be used to offset future taxable ordinary income and reduce its REIT distribution requirements. These NOL carryforwards (which exclude NOLs acquired from WMC) do not have an expiration date and can be carried forward indefinitely. In connection with the Merger, the Company obtained NOL carryforwards of $321.6 million, of which $223.8 million do not have an expiration date and can be carried forward indefinitely. However, the Company's use of these obtained NOLs is limited under Section 382 of the Internal Revenue Code.

As of December 31, 2023 and 2022, the Company had estimated net capital loss ("NCL") carryforwards of $292.6 million and $286.6 million, respectively, the majority of which were generated during the year ended December 31, 2020 and will expire in 2025. These NCL carryforwards (which exclude the NCLs acquired from WMC) can be utilized to offset future net gains from the sale of capital assets. In connection with the Merger, the Company obtained NCL carryforwards of $143.1 million, of which a majority expire between 2027 and 2028. However, the Company's use of these obtained NCLs is limited under Sections 382 and 383 of the Internal Revenue Code.

Taxable REIT Subsidiaries

The Company elected to treat certain domestic subsidiaries as taxable REIT subsidiaries ("TRSs"). The Company's financial results are generally not expected to reflect provisions for current or deferred income taxes, except for any activities conducted through one or more TRSs that are subject to corporate income taxation. Currently, the Company has wholly owned domestic TRSs that are taxable as corporations and subject to U.S. federal, state, and local income tax on net income at the applicable corporate rates. The federal statutory rate for the years ended December 31, 2023 and 2022 was 21%. The Company's effective tax rate differs from its combined U.S. federal, state, and local corporate statutory tax rate primarily due to income earned at the REIT, which is not subject to tax, due to the deduction for qualifying distributions made by the Company, and any change in the valuation allowance as disclosed in further detail below. The tax expense attributable to its TRSs is recorded in the "Non-investment related expenses" line item on the consolidated statement of operations. The below table details the tax expense attributable to its TRSs for the years ended December 31, 2023 and 2022 (in thousands).

	Year Ended	
	December 31, 2023	December 31, 2022
Income Tax Expense	$ 250	$ 163

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting and tax reporting purposes at the TRS level. The following table discloses the components of the Company's deferred tax assets and deferred tax liabilities, if applicable, as of December 31, 2023 and 2022 (in thousands).

	Year Ended	
	December 31, 2023	December 31, 2022
Deferred tax assets		
Net operating loss carryforwards	$ 28,142	$ 26,961
Capital loss carryforwards (1)	8,367	298
GAAP/tax basis differences	744	2,980
Total deferred tax assets	$ 37,253	$ 30,239
Less: valuation allowance	(37,253)	(30,239)
Net deferred tax assets	$ —	$ —

(1) The capital loss carryforwards outstanding as of December 31, 2023 expire between 2024 and 2028.

As of December 31, 2023 and 2022, the Company's TRSs had an estimated gross NOL carryforward of $134.0 million and $128.4 million, respectively. This includes NOL carryforwards generated prior to 2018 of $7.8 million which will expire between 2033 and 2037. The remaining net operating losses can be carried forward indefinitely. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which temporary differences become deductible. The Company concluded it is more likely than not the deferred tax asset will not be realized and established a valuation allowance of $37.3 million and $30.2 million as of December 31, 2023 and 2022, respectively.

Uncertain Income Tax Positions

Based on its analysis of any potential uncertain income tax positions, the Company concluded it did not have any uncertain tax positions that meet the recognition or measurement criteria of ASC 740 as of December 31, 2023 and 2022. The Company's and WMC's federal income tax returns for the last three tax years are open to examination by the Internal Revenue Service. There are no ongoing U.S. federal, state or local tax examinations related to the Company. In the event that the Company incurs income tax related interest and penalties, its policy is to classify them as a component of provision for income taxes. The Company did not incur any interest or penalties during the years ended December 31, 2023 and 2022.

10. Related party transactions

Manager

The Company has entered into a management agreement with the Manager, which provided for an initial term and will be deemed renewed automatically each year for an additional one-year period, subject to certain termination rights. The Company is externally managed and advised by the Manager. Pursuant to the terms of the management agreement, which became effective July 6, 2011 (upon the consummation of the Company's initial public offering (the "IPO")), the Manager provides the Company with its management team, including its officers, along with appropriate support personnel. Each of the Company's officers is an employee of TPG Angelo Gordon. The Company does not have any employees. The Manager has delegated to TPG Angelo Gordon the overall responsibility of its day-to-day duties and obligations arising under the Company's management agreement. Below is a description of the fees and reimbursements provided in the management agreement.

On November 1, 2023, TPG completed the previously announced acquisition of TPG Angelo Gordon (the "TPG Transaction"), pursuant to which TPG Angelo Gordon, including the Manager, became indirect subsidiaries of TPG. Pursuant to the management agreement with the Manager, the closing of the TPG Transaction resulted in an assignment of the management agreement. The independent directors of the Company's Board of Directors unanimously consented to such assignment on July 31, 2023 in advance of the TPG Transaction closing. There were no changes to the management agreement in connection with the TPG Transaction and the assignment of the management agreement became effective upon the closing of the TPG Transaction.

In connection with the Merger with WMC, which was completed on December 6, 2023, and contemporaneously with the execution of the Merger Agreement, on August 8, 2023, the Company and the Manager entered into the MITT Management Agreement Amendment, pursuant to which (i) the Manager's base management fee will be reduced by $0.6 million for the first four quarters following the Effective Time, beginning with the fiscal quarter in which the Effective Time occurs (i.e., resulting in an aggregate $2.4 million waiver of base management fees), and (ii) the Manager will waive its right to seek reimbursement from the Company for any expenses otherwise reimbursable by the Company under the management agreement in an amount equal to approximately $1.3 million, which is the excess of $7.0 million over the aggregate Per Share Additional Manager Consideration paid by the Manager to the holders of WMC Common Stock under the Merger Agreement. The MITT Management Agreement Amendment became effective automatically upon the closing of the Merger.

Management fee

The Manager is entitled to a management fee equal to 1.50% per annum, calculated and paid quarterly, of the Company's Stockholders' Equity. For purposes of calculating the management fee, "Stockholders' Equity" means the sum of the net proceeds from any issuances of equity securities (including preferred securities) since inception (allocated on a pro rata daily basis for such issuances during the fiscal quarter of any such issuance, and excluding any future equity issuance to the Manager), plus the Company's retained earnings at the end of such quarter (without taking into account any non-cash equity compensation expense or other non-cash items incurred in current or prior periods), less any amount that the Company pays for repurchases of its common stock, excluding any unrealized gains, losses or other non-cash items that have impacted stockholders' equity as reported in the Company's financial statements prepared in accordance with GAAP, regardless of whether such items are included in other comprehensive income or loss, or in net income, and excluding one-time events pursuant to changes in GAAP, and certain other non-cash charges after discussions between the Manager and the Company's independent directors and after approval by a majority of the Company's independent directors. Stockholders' Equity, for purposes of calculating the management fee, could be greater or less than the amount of stockholders' equity shown on the Company's financial statements.

The below table details the management fees incurred during the years ended December 31, 2023 and 2022 (in thousands).

	Year Ended	
Consolidated statements of operations line item:	**December 31, 2023**	**December 31, 2022**
Management fee to affiliate (1)	$ 7,711	$ 8,096

(1) For the year ended December 31, 2023, the Manager agreed to waive its right to receive management fees of $0.6 million pursuant to the MITT Management Agreement Amendment executed in connection with the Merger.

As of December 31, 2023 and 2022, the Company recorded management fees payable of $1.5 million and $2.1 million, respectively. The management fee payable is included within the "Due to affiliates" item within the "Other liabilities" line item on the consolidated balance sheets.

Incentive fee

The Manager is entitled to an annual incentive fee with respect to each applicable fiscal year, which will be equal to 15% of the amount by which the Company's cumulative adjusted net income from November 22, 2021 exceeds the cumulative hurdle amount, which represents an 8% return (cumulative, but not compounding) on an equity hurdle base consisting of the sum of (i) $341.5 million and (ii) the gross proceeds of any subsequent public or private common stock offerings by the Company. The annual incentive fee will be payable in cash, or, at the option of the Company's Board of Directors, shares of common stock or a combination of cash and shares.

The Manager waived the annual incentive fee with respect to the fiscal years ending December 31, 2021 and December 31, 2022, and the annual incentive fee would first be payable with respect to the fiscal year ending December 31, 2023. During the year ended December 31, 2023, the Company did not incur any incentive fee expense.

Termination fee

Upon the occurrence of (i) the Company's termination of the management agreement without cause or (ii) the Manager's termination of the management agreement upon a breach by the Company of any material term of the management agreement, the Manager will be entitled to a termination fee equal to three times the average annual management fee during the 24-month period prior to such termination, calculated as of the end of the most recently completed fiscal quarter. As of December 31, 2023 and 2022, no event of termination of the management agreement had occurred.

Expense reimbursement

The Company is required to reimburse the Manager or its affiliates for operating expenses which are incurred by the Manager or its affiliates on behalf of the Company, including expenses relating to legal, accounting, due diligence, and other services. The Company's reimbursement obligation is not subject to any dollar limitation; however, the reimbursement is subject to an annual budget process which combines guidelines from the management agreement with oversight by the Company's Board of Directors.

The Company reimburses the Manager or its affiliates for the Company's allocable share of the compensation, including, without limitation, annual base salary, bonus, any related withholding taxes, and employee benefits paid to (i) the Company's chief financial officer based on the percentage of time spent on Company affairs, (ii) the Company's general counsel based on the percentage of time spent on the Company's affairs, and (iii) other corporate finance, tax, accounting, internal audit, legal, risk management, operations, compliance, and other non-investment personnel of the Manager and its affiliates who spend all or a portion of their time managing the Company's affairs based upon the percentage of time devoted by such personnel to the Company's affairs. In their capacities as officers or personnel of the Manager or its affiliates, they devote such portion of their time to the Company's affairs as is necessary to enable the Company to operate its business.

The below table details the expense reimbursement incurred during the years ended December 31, 2023 and 2022 (in thousands).

	Year Ended	
Consolidated statements of operations line item:	**December 31, 2023**	**December 31, 2022**
Non-investment related expenses (1)	$ 5,095	$ 4,646
Investment related expenses	467	755
Transaction related expenses	896	2,757
Expense reimbursements to Manager or its affiliates	$ 6,458	$ 8,158

(1) For the years ended December 31, 2023 and 2022, the Manager agreed to waive its right to receive expense reimbursements of $1.7 million and $1.5 million, respectively.

As of December 31, 2023 and 2022, the Company recorded a reimbursement payable to the Manager or its affiliates of $1.5 million and $1.3 million, respectively. The reimbursement payable to the Manager or its affiliates is included within the "Due to affiliates" item within the "Other liabilities" line item on the consolidated balance sheets.

Restricted stock grants

Equity Incentive Plans

Effective on April 15, 2020 upon the approval of the Company's stockholders at its 2020 annual meeting of stockholders, the 2020 Equity Incentive Plan provides for a maximum of 666,666 shares of common stock to be issued. The maximum number of shares of common stock granted during a single fiscal year to any non-employee director, taken together with any cash fees paid to such non-employee director during any fiscal year, shall not exceed $300,000 in total value (calculating the value of any such awards based on the grant date fair value). As of December 31, 2023, 464,234 shares of common stock were available to be awarded under the 2020 Equity Incentive Plan.

Since inception of the 2020 Equity Incentive Plan and through December 31, 2023, the Company has granted an aggregate of 176,470 shares of restricted common stock to its independent directors under its 2020 Equity Incentive Plan, all of which have vested.

On December 6, 2023, in connection with the WMC acquisition, the Company granted an aggregate 25,962 restricted stock units to the Company's two independent directors added to the Company's Board of Directors who previously served on WMC's board of directors. These restricted stock units and associated dividend equivalent units will vest in full on June 23, 2024, and will be settled in shares of the Company's common stock upon each of the independent director's separation from service with the Company.

Manager Equity Incentive Plans

Following approval of the Company's stockholders at its 2021 annual meeting of stockholders, the AG Mortgage Investment Trust, Inc. 2021 Manager Equity Incentive Plan (the "2021 Manager Plan") became effective on April 7, 2021 and provides for a maximum of 573,425 shares of common stock that may be subject to awards thereunder to the Manager. As of December 31, 2023, there were no shares or awards issued under the 2021 Manager Plan. Following the execution of the Third Amendment to the management agreement in November 2021 related to the incentive fee, the Company's compensation committee no longer expects to continue its historical practice of making periodic equity grants to the Manager pursuant to the 2021 Manager Equity Incentive Plan.

Restricted Stock Awards and Restricted Stock Units

The following table presents information with respect to the Company's restricted stock and restricted stock units for the years ended December 31, 2023 and 2022.

	Year Ended December 31, 2023		Year Ended December 31, 2022	
	Shares of Restricted Stock and Restricted Stock Units	Weighted Average Grant Date Fair Value	Shares of Restricted Stock	Weighted Average Grant Date Fair Value
Unvested at beginning of year	—	$ —	—	$ —
Granted (1)(2)	87,711	5.63	47,367	6.75
Vested	(61,749)	5.67	(47,367)	6.75
Forfeited	—	—	—	—
Unvested at end of year	25,962	$ 5.55	—	$ —

  (1) The grant date fair value of restricted stock awards is established as the average of the high and low prices of the Company's common stock at the grant date.

  (2) The grant date fair value of restricted stock units issued in connection with the WMC acquisition is based on the closing market price of the Company's common stock at the grant date.

Equity based compensation of $0.4 million and $0.3 million was expensed during the years ended December 31, 2023 and 2022, respectively. Compensation costs related to restricted stock awards represent the grant date fair value of the restricted stock vested. Compensation costs related to restricted stock units issued in connection with the WMC acquisition to certain of the Company's independent directors are amortized into expense over the vesting period on a straight-line basis.

Director compensation

As of December 31, 2023, the Company's Board of Directors consisted of six independent directors. The annual base director's fee for each independent director is $150,000, $70,000 of which is payable on a quarterly basis in cash and $80,000 of which is payable on a quarterly basis in shares of restricted common stock. The number of shares of restricted common stock to be issued each quarter to each independent director is determined based on the average of the high and low prices of the

Company's common stock on the New York Stock Exchange on the last trading day of each fiscal quarter. To the extent that any fractional shares would otherwise be issuable and payable to each independent director, a cash payment is made to each independent director in lieu of any fractional shares. All directors' fees are paid pro rata (and restricted common stock grants determined) on a quarterly basis in arrears, and shares issued are fully vested and non-forfeitable. These shares may not be sold or transferred by such director during the time of their service as an independent member of the Company's Board of Directors.

In addition to the annual base director's fee, the non-executive chair of the Board receives an annual fee of $60,000, of which $30,000 is payable in cash and $30,000 is payable in shares of restricted common stock, the chair of the Audit Committee receives an annual fee of $25,000, and the chairs of the Compensation and Nominating and Corporate Governance Committees each receive an annual fee of $10,000.

As part of the WMC acquisition, two independent board members who previously served on WMC's board of directors were appointed to the Company's board of directors.

Investments in debt and equity of affiliates

The Company invests in credit sensitive residential assets through affiliated entities which hold an ownership interest in the assets. The Company is one investor, amongst other investors managed by affiliates of TPG Angelo Gordon, in such entities and has applied the equity method of accounting for such investments.

Arc Home

On December 9, 2015, the Company, alongside private funds managed by TPG Angelo Gordon, through AG Arc, one of the Company's indirect affiliates, formed Arc Home. The Company has an approximate 44.6% interest in AG Arc. Arc Home originates residential mortgage loans and retains the mortgage servicing rights associated with certain loans it originates. Arc Home is led by an external management team. The Company has chosen to make a fair value election with respect to its investment in AG Arc pursuant to ASC 825. The Company elected to treat its investment in AG Arc as a taxable REIT subsidiary.

MATH

On August 29, 2017, the Company, alongside private funds managed by TPG Angelo Gordon, formed MATH to conduct a residential mortgage investment strategy. MATH in turn sponsored the formation of Mortgage Acquisition Trust I LLC ("MATT") to purchase predominantly Non-QM Loans. MATT made an election to be treated as a REIT beginning with the 2018 tax year. As of December 31, 2023, the Company has an approximate 47.0% interest in MATH. Refer to the "MATH Transaction" section below for additional details on the Company's increase in ownership interest during 2023. As of December 31, 2023, MATH, through its wholly owned subsidiary MATT, only holds risk-retention tranches from past securitizations which continue to pay down and the Company does not expect MATT to acquire additional investments.

LOTS

On May 15, 2019 and November 14, 2019, the Company, alongside private funds managed by TPG Angelo Gordon, formed LOT SP I LLC and LOT SP II LLC, respectively, (collectively, "LOTS"). The Company has an approximate 47.5% and 50.0% interest in LOT SP I LLC and LOT SP II LLC, respectively. LOTS were formed to originate first mortgage loans to third-party land developers and home builders for the acquisition and horizontal development of land ("Land Related Financing"). During the year ended December 31, 2023, the Land Related Financing assets held within LOTS paid off in full.

Summary of investments in debt and equity of affiliates and related earnings

The below table summarizes the components of the "Investments in debt and equity of affiliates" line item on the Company's consolidated balance sheets as of December 31, 2023 and 2022 and the "Equity in earnings/(loss) from affiliates" line item on the Company's consolidated statements of operations for the years ended December 31, 2023 and 2022 (in thousands).

	December 31, 2023				December 31, 2022			
	Assets	Liabilities	Equity	Net Income/ (Loss)	Assets	Liabilities	Equity	Net Income/ (Loss)
Non-QM Securities (1)	$ 15,257	$ —	$ 15,257	$ 3,992	$ 31,067	$ (16,409)	$ 14,658	$ 1,261
Land Related Financing	—	—	—	758	10,688	—	10,688	1,621
Re/Non-Performing Securities	7,569	(3,605)	3,964	782	7,854	(4,406)	3,448	594
Residential investments - Fair value / Net income /(loss)	$ 22,826	$ (3,605)	$ 19,221	$ 5,532	$ 49,609	$ (20,815)	$ 28,794	$ 3,476
AG Arc - Fair value / Net income/(loss)	33,574	—	33,574	(6,922)	39,680	—	39,680	(13,734)
Cash and Other assets/(liabilities)	2,361	(53)	2,308	—	3,290	(700)	2,590	—
Investments in debt and equity of affiliates / Equity in earnings/(loss) from affiliates	$ 58,761	$ (3,658)	$ 55,103	$ (1,390)	$ 92,579	$ (21,515)	$ 71,064	$ (10,258)

(1) As of December 31, 2023, MATH, through its wholly owned subsidiary MATT, only holds risk-retention tranches from past securitizations which continue to pay down and the Company does not expect MATT to acquire additional investments.

Transactions with affiliates

Transactions with Red Creek Asset Management LLC

In connection with the Company's investments in residential mortgage loans, the Company engages asset managers to provide advisory, consultation, asset management, and other services. The Company engaged Red Creek Asset Management LLC (the "Asset Manager"), a related party of the Manager and direct subsidiary of TPG Angelo Gordon, as the asset manager for certain of its residential mortgage loans. The Company pays the Asset Manager asset management fees which are assessed periodically by a third-party valuation firm. The below details the fees paid by the Company to the Asset Manager during the years ended December 31, 2023 and 2022 (in thousands).

	Year Ended	
	December 31, 2023	December 31, 2022
Fees paid to Asset Manager	$ 2,833	$ 2,742

As of December 31, 2023 and 2022, the Company recorded asset management fees payable of $0.2 million and $0.2 million, respectively. Asset management fees payable are included within the "Due to affiliates" item within the "Other liabilities" line item on the consolidated balance sheets.

Transactions with Arc Home

Arc Home may sell loans to the Company, third-parties, or affiliates of the Manager. The below table details the unpaid principal balance of Non-Agency Loans and Agency-Eligible Loans sold to the Company and private funds under the management of TPG Angelo Gordon during the years ended December 31, 2023 and 2022 (in thousands).

	Year Ended	
	December 31, 2023	December 31, 2022
Residential mortgage loans sold by Arc Home to the Company	$ 674,955	$ 1,086,937
Residential mortgage loans sold by Arc Home to private funds under the management of TPG Angelo Gordon	331,382	212,341

In connection with the sale of loans from Arc Home to the Company, the Company eliminates any intra-entity profits or losses typically recognized through the "Equity in earnings/(loss) from affiliates" line item on the Company's consolidated statement of operations and adjusts the cost basis of the underlying loans resulting in unrealized gains or losses on the underlying loans. The table below summarizes intra-entity profits eliminated during the years ended December 31, 2023 and 2022 (in thousands).

	Year Ended	
	December 31, 2023	**December 31, 2022**
Intra-Entity Profits Eliminated	$ 1,442	$ 6,032

As of December 31, 2022, the Company recorded a $0.5 million receivable from Arc Home related to certain loans purchased from Arc Home which was recorded within the "Other assets" line item on the consolidated balance sheets. The Company received payment for the full amount from Arc Home during year ended December 31, 2023.

The Company enters into forward purchase commitments with Arc Home whereby the Company commits to purchase residential mortgage loans from Arc Home at a particular price on a best-efforts basis. Actual loan purchases are contingent upon successful loan closings. These commitments to purchase mortgage loans are classified as derivatives. From time to time, the Company may determine that certain loans it has previously committed to purchase will be sold to third parties and, as a result, the derivative will be settled on a net basis with Arc Home. See Note 7 and Note 12 for more detail.

During the year ended December 31, 2022, the Company determined that certain loans that it had previously committed to purchase from Arc Home would be sold to third parties. The Company net settled its commitment to purchase these loans with Arc Home for $0.8 million, which represented the difference between the Company's committed price and the ultimate sale price, inclusive of costs to sell the loans. The settlement of these derivatives was recorded within the "Net realized gain/(loss)" and "Transaction related expenses" line items on the consolidated statement of operations.

Transactions under the Company's Affiliated Transaction Policy

The below table details transactions where the Company purchased or sold assets from or to an affiliate of the Manager ($ in millions). The transactions were executed in accordance with the Company's Affiliated Transaction Policy. Refer to the "Transactions with Arc Home" section above for additional information related to transactions with Arc Home, which are excluded from the table below.

Date	Transaction	Fair Value (1)	Pricing Methodology
June 2023	Purchase of Real Estate Securities	$ 0.3	Competitive bidding process (2)
November 2023	Purchase of Real Estate Securities (4)	4.8	Third party pricing vendors (3)
November 2023	Purchase of MATH (4)	0.9	Third party pricing vendors (3)

(1) As of the transaction date.
(2) The Company submitted an offer to purchase the securities from an affiliate in a competitive bidding process, which allowed the Company to confirm third-party market pricing and best execution.
(3) Pricing was based on valuations prepared by third-party pricing vendors in accordance with the Company's policy.
(4) Refer to the "MATH Transaction" below.

MATH Transaction

In November 2023, the Company's 44.6% allocation of certain bonds retained from past securitizations and held through its investment in MATH was transferred directly to the Company and the Company purchased an additional 13.1% of these bonds from other funds managed by TPG Angelo Gordon who were invested in MATH alongside the Company. These bonds are currently recorded in the Company's "Real estate securities, at fair value" line item on the consolidated balance sheets. Additionally, the Company purchased an additional interest in MATH from other funds managed by TPG Angelo Gordon, increasing its ownership interest in MATH from 44.6% to 47.0%. Subsequent to this transaction, MATH, through its wholly owned subsidiary MATT, only holds risk-retention tranches from past securitizations which continue to pay down and the Company does not expect MATT to acquire additional investments.

11. Equity

Stock repurchase programs

On November 3, 2015, the Company's Board of Directors authorized a stock repurchase program to repurchase up to $25.0 million of the Company's outstanding common stock (the "2015 Repurchase Program"). As of June 30, 2022, the $25.0 million maximum repurchase amount authorized under the 2015 Repurchase Program was fully utilized. The table below details the Company's share repurchases under the 2015 Repurchase Program during the year ended December 31, 2022.

Three Months Ended (1)	Total Number of Shares Purchased	Weighted Average Price Paid per Share (2)	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Approximate Dollar Value that May Yet Be Purchased Under the Program (2)
March 31, 2022	—	$ —	—	$ 11,043,506
June 30, 2022	1,433,851	7.70	1,433,851	—
2022 Total	1,433,851	$ 7.70	1,433,851	$ —

   (1)   Based on trade date.
   (2)   Includes brokerage commissions and clearing fees.

On August 3, 2022, the Company's Board of Directors authorized a stock repurchase program (the "2022 Repurchase Program") to repurchase up to $15.0 million of the Company's outstanding common stock on substantially the same terms as the 2015 Repurchase Program. The 2022 Repurchase Program does not have an expiration date and permits the Company to repurchase its shares through various methods, including open market repurchases, privately negotiated block transactions and Rule 10b5-1 plans. The Company may repurchase shares of its common stock from time to time in compliance with SEC regulations and other legal requirements. The extent to which the Company repurchases its shares, and the timing, manner, price, and amount of any such repurchases, will depend upon a variety of factors including market conditions and other corporate considerations as determined by the Company's management, as well as the limits of the 2022 Repurchase Program and the Company's liquidity and business strategy. The 2022 Repurchase Program does not obligate the Company to acquire any particular amount of shares and may be modified or discontinued at any time. As of December 31, 2023, approximately $1.5 million of common stock remained authorized for future share repurchases under the 2022 Repurchase Program. The table below details the Company's share repurchases under the 2022 Repurchase Program during the years ended December 31, 2023 and 2022.

Three Months Ended (1)	Total Number of Shares Purchased	Weighted Average Price Paid per Share (2)	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Approximate Dollar Value that May Yet Be Purchased Under the Program (2)
2023				
March 31, 2023	923,261	$ 5.68	923,261	$ 2,569,940
June 30, 2023	187,020	5.93	187,020	1,461,810
September 30, 2023	—	—	—	1,461,810
December 31, 2023	—	—	—	1,461,810
2023 Total	1,110,281	$ 5.72	1,110,281	$ 1,461,810
2022				
September 30, 2022	384,587	$ 6.08	384,587	$ 12,660,645
December 31, 2022	852,927	5.68	852,927	7,817,003
2022 Total	1,237,514	$ 5.81	1,237,514	$ 7,817,003

   (1)   Based on trade date.
   (2)   Includes brokerage commissions and clearing fees.

On May 4, 2023, the Company's Board of Directors authorized a stock repurchase program (the "2023 Repurchase Program") to repurchase up to $15.0 million of the Company's outstanding common stock on substantially the same terms as the 2022 Repurchase Program. As of December 31, 2023, the full $15.0 million authorized amount remains available for repurchase under the 2023 Repurchase Program. This authorization is in addition to the amount remaining under the 2022 Repurchase Program.

On February 22, 2021, the Company's Board of Directors authorized a stock repurchase program (the "Preferred Repurchase Program") pursuant to which the Company's Board of Directors granted a repurchase authorization to acquire shares of its Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock having an aggregate value of up to $20.0 million. No share repurchases under the Preferred Repurchase Program have been made since its authorization.

Shares of stock repurchased by the Company under any repurchase program, if any, will be cancelled and, until reissued by the Company, will be deemed to be authorized but unissued shares of its stock as required by Maryland law. The cost of the acquisition by the Company of shares of its own stock in excess of the aggregate par value of the shares first reduces additional paid-in capital, to the extent available, with any residual cost applied against retained earnings.

Equity distribution agreements

The Company has entered into an equity distribution agreement with each of Credit Suisse Securities (USA) LLC and JMP Securities LLC (collectively, the "Sales Agents"), which the Company refers to as the "Equity Distribution Agreements," pursuant to which the Company may sell up to $100.0 million aggregate offering price of shares of its common stock from time to time through the Sales Agents under the Securities Act of 1933. The Company did not issue any shares of common stock under the Equity Distribution Agreements during the years ended December 31, 2023 and 2022. Since inception of the program, the Company has issued approximately 2.2 million shares of common stock under the Equity Distribution Agreements for gross proceeds of $48.3 million.

Shelf registration statement

On May 7, 2021, the Company filed a new shelf registration statement, registering up to $1.0 billion of its securities, including capital stock (the "2021 Registration Statement"). The 2021 Registration Statement became effective on May 26, 2021 and will expire on May 28, 2024. Upon effectiveness of the 2021 Registration Statement, the Company's previous registration statement filed in 2018 was terminated.

Preferred stock

The Company is authorized to designate and issue up to 50.0 million shares of preferred stock, par value $0.01 per share, in one or more classes or series. As of December 31, 2023 and 2022, there were 1.7 million, 3.7 million, and 3.7 million of Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock, respectively, issued and outstanding.

The following table includes a summary of preferred stock issued and outstanding as of December 31, 2023 ($ and shares in thousands).

Preferred Stock Series	Issuance Date	Shares Outstanding	Carrying Value	Aggregate Liquidation Preference (1)	Optional Redemption Date (2)	Rate (3)(4)
Series A Preferred Stock	August 3, 2012	1,663	$ 40,110	$ 41,580	August 3, 2017	8.25 %
Series B Preferred Stock	September 27, 2012	3,728	90,187	93,191	September 17, 2017	8.00 %
Series C Preferred Stock	September 17, 2019	3,729	90,175	93,220	September 17, 2024	8.000 %
Total		9,120	$ 220,472	$ 227,991		

(1) The Company's Preferred Stock has a liquidation preference of $25.00 per share.
(2) Shares have no stated maturity and are not subject to any sinking fund or mandatory redemption. Shares of the Company's Preferred Stock are redeemable at $25.00 per share plus accumulated and unpaid dividends (whether or not declared) exclusively at the Company's option. Shares of the Company's Series C Preferred Stock may be redeemable earlier than the optional redemption date under certain circumstances intended to preserve its qualification as a REIT for Federal income tax purposes.
(3) The initial dividend rate for the Series C Preferred Stock, from and including the date of original issue to, but not including, September 17, 2024, is 8.000% per annum of the $25.00 per share liquidation preference. On and after September 17, 2024, dividends on the Series C Preferred Stock will accumulate at a percentage of the $25.00 liquidation preference equal to an annual floating rate of the then three-month LIBOR (or as replaced by the existing LIBOR cessation fallback language) plus a spread of 6.476% per annum.
(4) Dividends are payable quarterly in arrears on the 17th day of each March, June, September and December and holders are entitled to receive cumulative cash dividends at the respective stated rate per annum before holders of common stock are entitled to receive any cash dividends.

The Company's Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock generally do not have any voting rights, subject to an exception in the event the Company fails to pay dividends on such stock for six or more quarterly periods (whether or not consecutive). Under such circumstances, holders of the Company's Series A Preferred Stock, Series B

Preferred Stock, and Series C Preferred Stock voting together as a single class with the holders of all other classes or series of its preferred stock upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Company's Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock will be entitled to vote to elect two additional directors to the Company's Board of Directors until all unpaid dividends have been paid or declared and set apart for payment. In addition, certain material and adverse changes to the terms of any series of the Company's Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock cannot be made without the affirmative vote of holders of at least two-thirds of the outstanding shares of the series of the Company's Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock whose terms are being changed.

12. Commitments and Contingencies

From time to time, the Company may become involved in various claims and legal actions arising in the ordinary course of business. As of December 31, 2023, the Company was not involved in any material legal proceedings.

The below table details the Company's outstanding commitments as of December 31, 2023 (in thousands).

Commitment Type	Date of Commitment	Total Commitment	Funded Commitment	Remaining Commitment
Non-Agency and Agency-Eligible Loans (1)	Various	$ 74,198	$ —	$ 74,198

(1) The Company entered into forward purchase commitments to acquire certain Non-Agency and Agency-Eligible Loans from Arc Home which have not yet settled as of December 31, 2023. Refer to Note 10 "Transactions with affiliates" for more information.

13. Investments in unconsolidated equity method affiliates

The following table details the summarized balance sheets for the Company's unconsolidated ownership interests in affiliates accounted for using the equity method as of December 31, 2023 and 2022 (in thousands).

	December 31, 2023				December 31, 2022
	AG Arc (1)	Non-QM Loans (2)	Re/Non-Performing Securities (3)	Total	
Assets					
Loans and real estate securities, at fair value	$ 152,536	$ 32,463	$ 33,400	$ 218,399	$ 174,858
Mortgage servicing rights, at fair value	84,980	—	—	84,980	91,569
Cash and cash equivalents	13,930	2,743	3,653	20,326	27,127
Restricted cash	337	—	—	337	459
Other assets (4)	38,322	548	104	38,974	46,607
Total Assets	$ 290,105	$ 35,754	$ 37,157	$ 363,016	$ 340,620
Liabilities					
Financing arrangements	$ 169,476	$ —	$ 15,910	$ 185,386	$ 120,010
Other liabilities (4)	45,332	31	168	45,531	54,031
Total Liabilities	214,808	31	16,078	230,917	174,041
Total Members' Equity					
Total Member's equity	75,297	35,723	21,079	132,099	166,579
Total Liabilities & Members' Equity	$ 290,105	$ 35,754	$ 37,157	$ 363,016	$ 340,620
The Company's Investments in debt and equity of affiliates	$ 33,574	$ 16,750	$ 4,779	$ 55,103	$ 71,064

(1) As of December 31, 2023, the Company has an approximate 44.6% interest in AG Arc.
(2) As of December 31, 2023, the Company has an approximate 47.0% interest in MATH.
(3) As of December 31, 2023, the Company has an approximate 22.7% interest in the entity which holds Re/Non-Performing Securities.
(4) Arc Home, as an issuer, has the unilateral right to repurchase Ginnie Mae pool loans it has previously sold or loans in pools it acquired in an MSR purchase (generally loans that are more than 90 days past due). When Arc Home determines there is more than a trivial benefit to repurchase the loans, it records the loans on its consolidated balance sheets as an asset and a corresponding liability. As of December 31, 2023 and 2022, Other assets and Other liabilities included loans eligible to be repurchased in the amount of $31.5 million and $36.7 million, respectively.

The following table details the summarized statements of operations for the Company's unconsolidated ownership interests in affiliates accounted for using the equity method for the years ended December 31, 2023 and 2022 (in thousands).

| | | | Year Ended | | | |
| | | | December 31, 2023 | | | |
	AG Arc (1)	Non-QM Loans (2)	Land Related Financing (3)	Re/Non-Performing Securities (4)	Total	December 31, 2022
Net Interest Income						
Interest income	$ 12,008	$ 9,195	$ 2,069	$ 4,295	$ 27,567	$ 27,958
Interest expense	13,017	1,400	—	1,270	15,687	11,912
Total Net Interest Income	(1,009)	7,795	2,069	3,025	11,880	16,046
Other Income/(Loss)						
Net realized gain/(loss)	14,177	(8,845)	—	—	5,332	22,897
Net unrealized gain/(loss)	(13,059)	10,628	—	621	(1,810)	(11,434)
Other income/(loss), net (5)	24,490	—	—	—	24,490	22,404
Total Other Income	25,608	1,783	—	621	28,012	33,867
Expenses	36,886	488	521	194	38,089	58,544
Net Income/(Loss)	$ (12,287)	$ 9,090	$ 1,548	$ 3,452	$ 1,803	$ (8,631)
The Company's Equity in earnings/ (loss) from affiliates	$ (6,922)	$ 3,992	$ 758	$ 782	$ (1,390)	$ (10,258)

(1) The Company has an approximate 44.6% interest in AG Arc. The Company's equity in earnings/(loss) from AG Arc does not include $1.4 million and $6.0 million of gains recorded by Arc Home in connection with the sale of residential mortgage loans to the Company for the years ended December 31, 2023 and 2022, respectively. Refer to Note 2 and Note 10 for more information on this accounting policy.
(2) As of December 31, 2023, the Company has an approximate 47.0% interest in MATH. During 2023, the Company increased its ownership in MATH from 44.6% to 47.0%. See Note 10 for more information on this transaction.
(3) The Company has an approximate 47.5% and 50% interest in LOT SP I LLC and LOT SP II LLC, respectively.
(4) The Company has an approximate 22.7% interest in the entity which holds Re/Non-Performing Securities.
(5) "Other income/(loss), net" at AG Arc includes servicing revenue.

Refer to Note 2 and Note 10 for more detail on the Company's investments in unconsolidated equity method affiliates.

14. Subsequent Events

On January 26, 2024, the Company completed the issuance of $34.5 million aggregate principal amount of its 9.500% Senior Notes due 2029 for net proceeds of approximately $32.8 million in a public offering pursuant to the Company's effective registration statement on Form S-3 (File No. 333-255931) filed with the SEC pursuant to Rule 424(b) under the Securities Act.

The Company repurchased $7.1 million of aggregate principal amount of its outstanding Legacy WMC Convertible Notes.

The Company executed a rated Non-Agency securitization, in which loans with a total unpaid principal balance of $377.5 million were securitized, converting financing from recourse financing with mark-to-market margin calls to non-recourse financing without mark-to-market margin calls.

The Company announced that on February 16, 2024 its Board of Directors declared first quarter 2024 preferred stock dividends on its Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock in the amount of $0.51563, $0.50 and $0.50 per share, respectively. The dividends will be paid on March 18, 2024 to holders of record on February 29, 2024.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

As of December 31, 2023, an evaluation was performed, under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)). Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer, with the participation of management, concluded that the Company's disclosure controls and procedures were effective as of December 31, 2023 in ensuring that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (2) accumulated and communicated to the Company's management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for timely decisions regarding required disclosure.

(b) Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f)). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the Unites States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023 based on *Internal Control—Integrated Framework (2013)* published by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the Company's internal control over financial reporting is effective as of December 31, 2023.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

(c) Changes in Internal Control Over Financial Reporting

There have been no changes in the Company's internal control over financial reporting that occurred during the Company's last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated herein by reference to the Company's definitive proxy statement to be filed with the SEC pursuant to Regulation 14A under the Exchange Act within 120 days after the Company's fiscal year ended December 31, 2023.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated herein by reference to the Company's definitive proxy statement to be filed with the SEC pursuant to Regulation 14A under the Exchange Act within 120 days after the Company's fiscal year ended December 31, 2023.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated herein by reference to the Company's definitive proxy statement to be filed with the SEC pursuant to Regulation 14A under the Exchange Act within 120 days after the Company's fiscal year ended December 31, 2023.

Equity compensation plan information

We have adopted equity incentive plans to provide incentive compensation to attract and retain qualified directors, officers, consultants and advisors, including our Manager and personnel of our Manager and its affiliates detailed below.

Equity Incentive Plan

Effective on April 15, 2020 upon the approval of the Company's stockholders at its 2020 annual meeting of stockholders, the 2020 Equity Incentive Plan provides for a maximum of 666,666 shares of common stock to be issued. As of December 31, 2023, 464,234 shares of common stock were available to be awarded under the 2020 Equity Incentive Plan.

Manager Equity Incentive Plan

Following approval of the Company's stockholders at its 2021 annual meeting of stockholders, the AG Mortgage Investment Trust, Inc. 2021 Manager Equity Incentive Plan (the "2021 Manager Plan") became effective on April 7, 2021 and provides for a maximum of 573,425 shares of common stock to be issued to the Manager. However, following the execution of the Third Amendment to our management agreement in November 2021, we no longer expect to continue our historical practice of making periodic equity grants to our Manager pursuant to the 2021 Manager Plan.

The following table presents certain information about our equity incentive plans as of December 31, 2023:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column of this Table)
Equity compensation plans approved by stockholders			
2020 Equity Incentive Plan	—	$ —	464,234
2021 Manager Plan	—	—	573,425
Equity compensation plans not approved by stockholders	—	—	—
Total	—	$ —	1,037,659

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated herein by reference to the Company's definitive proxy statement to be filed with the SEC pursuant to Regulation 14A under the Exchange Act within 120 days after the Company's fiscal year ended December 31, 2023.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated herein by reference to the Company's definitive proxy statement to be filed with the SEC pursuant to Regulation 14A under the Exchange Act within 120 days after the Company's fiscal year ended December 31, 2023.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this report:

1. Financial Statements.

2. Schedules to Financial Statements.

    All consolidated financial statement schedules have been omitted because they are either inapplicable or not deemed material, or the information required is provided in our Financial Statements and Notes thereto, included in Part II, Item 8, of Annual Report on Form 10-K.

3. Exhibits:

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of August 8, 2023, by and among AG Mortgage Investment Trust, Inc., AGMIT Merger Sub, LLC, Western Asset Mortgage Capital Corporation and, solely for the limited purposes set forth therein, AG REIT Management, LLC, incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 9, 2023.
3.1	Articles of Amendment and Restatement of AG Mortgage Investment Trust, Inc., incorporated by reference to Exhibit 3.1 of Amendment No. 2 to the Company's Registration Statement on Form S-11, filed with the Securities and Exchange Commission on April 18, 2011 ("Pre-Effective Amendment No. 2").
3.2	Articles of Amendment to Articles of Amendment and Restatement of AG Mortgage Investment Trust, Inc., incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 8, 2017.
3.3	Amended and Restated Bylaws of AG Mortgage Investment Trust, Inc., incorporated by reference to Exhibit 3.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the Securities and Exchange Commission on November 8, 2022.
3.4	Articles Supplementary of 8.25% Series A Cumulative Redeemable Preferred Stock, incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 2, 2012.
3.5	Articles Supplementary of 8.00% Series B Cumulative Redeemable Preferred Stock, incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 24, 2012.
3.6	Articles Supplementary of 8.000% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, incorporated by reference to Exhibit 3.5 of the Company's Registration Statement on Form 8-A12B, filed with the Securities and Exchange Commission on September 16, 2019.
3.7	Articles of Amendment of AG Mortgage Investment Trust, Inc., incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 27, 2021.
3.8	Articles of Amendment of AG Mortgage Investment Trust, Inc., incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 27, 2021.
4.1	Specimen Common Stock Certificate of AG Mortgage Investment Trust, Inc., incorporated by reference to Exhibit 4.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, filed with the Securities and Exchange Commission on May 7, 2021
4.2	Specimen 8.25% Series A Cumulative Redeemable Preferred Stock Certificate, incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 2, 2012.
4.3	Specimen 8.00% Series B Cumulative Redeemable Preferred Stock Certificate, incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 24, 2012.

Exhibit No.	Description
4.4	Specimen 8.000% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock Certificate, incorporated by reference to Exhibit 3.9 of the Company's Registration Statement on Form 8-A12B, filed with the Securities and Exchange Commission on September 16, 2019.
4.5*	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.
4.6	Indenture, dated as of October 2, 2017, by and between Western Asset Mortgage Capital Corporation and Wells Fargo Bank, National Association, incorporated by reference to Exhibit 4.1 of Western Asset Mortgage Capital Corporation's Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 3, 2017.
4.7	Second Supplemental Indenture, dated as of September 14, 2021, by and between Western Asset Mortgage Capital Corporation and Wells Fargo Bank, National Association, incorporated by reference to Exhibit 4.2 of Western Asset Mortgage Capital Corporation's Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 14, 2021.
4.8	Third Supplemental Indenture, dated as of December 6, 2023, by and among the AG Mortgage Investment Trust, Inc., AGMIT Merger Sub, LLC, Western Asset Mortgage Capital Corporation and Computershare Trust Company, National Association, as successor to Wells Fargo Bank, National Association, incorporated by reference to Exhibit 4.3 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 6, 2023.
4.9	Form of 6.75% Convertible Senior Notes due 2024, attached as Exhibit A to the Second Supplemental Indenture filed as Exhibit 4.2 hereto, incorporated by reference to Exhibit 4.2 of Western Asset Mortgage Capital Corporation's Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 14, 2021.
4.10	Indenture, dated January 26, 2024, between AG Mortgage Investment Trust, Inc. and U.S. Bank Trust Company, National Association, as Trustee, incorporated by reference to Exhibit 4.2 of the Company's Registration Statement on Form 8-A12B, filed with the Securities and Exchange Commission on January 26, 2024.
4.11	First Supplemental Indenture, dated January 26, 2024, between AG Mortgage Investment Trust, Inc. and U.S. Bank Trust Company, National Association, as Trustee, incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form 8-A12B, filed with the Securities and Exchange Commission on January 26, 2024.
4.12	Form of 9.500% Senior Notes Due 2029 of AG Mortgage Investment Trust, Inc., attached as Exhibit A to the First Supplemental Indenture, incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form 8-A12B, filed with the Securities and Exchange Commission on January 26, 2024.
10.1	Management Agreement, dated June 29, 2011 by and between the Company and AG REIT Management, LLC, incorporated by reference to Exhibit 10.1 of the Company's Annual Report on Form 10-K for the year ended December 31, 2021, filed with the Securities and Exchange Commission on February 25, 2022.
10.2	Form of Amended and Restated Indemnification Agreement, dated May 2, 2022, by and between the Company and the Company's directors and officers, incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the Securities and Exchange Commission on May 6, 2022.
10.3	Equity Distribution Agreement, dated May 5, 2017, by and among the Company and JMP Securities LLC, incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 8, 2017.
10.4	Equity Distribution Agreement, dated May 5, 2017, by and among the Company and Credit Suisse Securities (USA) LLC, incorporated by reference to Exhibit 1.2 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 8, 2017.
10.5	Amendment No. 1 to the Equity Distribution Agreement, dated May 22, 2018, by and among the Company and JMP Securities LLC, incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 22, 2018.
10.6	Amendment No. 1 to the Equity Distribution Agreement, dated May 22, 2018, by and among the Company and Credit Suisse Securities (USA) LLC, incorporated by reference to Exhibit 1.2 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 22, 2018.

Exhibit No.	Description
10.7	First Amendment to Management Agreement, dated April 6, 2020, by and between the Company and AG REIT Management, LLC, incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 8, 2020.
10.8	Second Amendment to the Management Agreement, dated September 24, 2020, by and between AG Mortgage Investment Trust, Inc. and AG REIT Management, LLC, incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 24, 2020.
10.9	Third Amendment to Management Agreement, dated as of November 22, 2021, by and between AG Mortgage Investment Trust, Inc. and AG REIT Management, LLC, incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 22, 2021.
10.10	Fourth Amendment to Management Agreement, dated as of August 8, 2023, by and between AG Mortgage Investment Trust, Inc. and AG REIT Management, LLC, incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 9, 2023.
10.11†	AG Mortgage Investment Trust, Inc. 2020 Equity Incentive Plan, incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, filed with the Securities and Exchange Commission on August 3, 2021.
10.12†	AG Mortgage Investment Trust, Inc. 2021 Manager Equity Incentive Plan, incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, filed with the Securities and Exchange Commission on August 3, 2021.
10.13†	Form of Award Agreement Under the AG Mortgage Investment Trust, Inc. 2020 Equity Incentive Plan, dated as of April 15, 2020, incorporated by reference to Exhibit 10.60 on the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, filed with the Securities and Exchange Commission on August 8, 2020.
21.1*	Subsidiaries of the Registrant.
23.1*	Consent of Independent Registered Public Accounting Firm.
24.1*	Power of Attorney (included on the signature page).
31.1*	Certification of Thomas J. Durkin pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Anthony W. Rossiello pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Thomas J. Durkin pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Anthony W. Rossiello pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1*	AG Mortgage Investment Trust, Inc. Clawback Policy.

Exhibit No.	Description
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)

*   Filed herewith.

†   Management contract or compensatory plan or arrangement.

ITEM 16. FORM 10-K SUMMARY

None.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


AG MORTGAGE INVESTMENT TRUST, INC.


March 11, 2024   By: /s/   THOMAS J. DURKIN

                                               Thomas J. Durkin

                               Chief Executive Officer and President (Principal Executive Officer)


POWER OF ATTORNEY


KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Anthony W. Rossiello and Jenny B. Neslin and each of them severally, her or his true and lawful attorney-in-fact with power of substitution and re-substitution to sign in her or his name, place and stead, in any and all capacities, to do any and all things and execute any and all instruments that such attorney may deem necessary or advisable under the Securities Exchange Act of 1934 and any rules, regulations and requirements of the U.S. Securities and Exchange Commission in connection with this Annual Report on Form 10-K and any and all amendments hereto, as fully for all intents and purposes as she or he might or could do in person, and hereby ratifies and confirms all said attorneys-in-fact and agents, each acting alone, and her or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this report has been signed below on behalf of the Registrant in the capacities and on the dates indicated.

March 11, 2024	By:	/s/ THOMAS J. DURKIN
		Thomas J. Durkin
		Director, Chief Executive Officer and President
		(Principal Executive Officer)

March 11, 2024	By:	/s/ ANTHONY W. ROSSIELLO
		Anthony W. Rossiello
		Chief Financial Officer (Principal Financial
		Officer and Principal Accounting Officer)

March 11, 2024	By:	/s/ NICHOLAS SMITH
		Nicholas Smith
		Director, Chief Investment Officer

March 11, 2024	By:	/s/ DEBRA HESS
		Debra Hess
		Non-Executive Chair, Director

March 11, 2024	By:	/s/ PETER LINNEMAN
		Peter Linneman
		Director

March 11, 2024	By:	/s/ DIANNE HURLEY
		Dianne Hurley
		Director

March 11, 2024	By:	/s/ MATTHEW JOZOFF
		Matthew Jozoff
		Director

March 11, 2024	By:	/s/ M. CHRISTIAN MITCHELL
		M. Christian Mitchell
		Director

March 11, 2024	By:	/s/ LISA QUATEMAN
		Lisa Quateman
		Director

Board Of Directors

Independent Directors

Debra Hess
Non-Executive Chair of the Board;
Former Chief Financial Officer of NorthStar Asset
Management Group Inc. (NYSE: NSAM)

Dianne Hurley
Former Managing Director of Glocap

Matthew Jozoff
Co-Chief Executive Officer, Co-Chief Investment
Officer and Partner, Trevally Capital

Peter Linneman
Professor Emeritus, The University of
Pennsylvania, Wharton School of Business

M. Christian Mitchell
Senior Advisor for Marshall & Stevens

Lisa G. Quateman
Chief Executive Officer of Voyager Advisory LLC

Executive Directors

T.J. Durkin
Chief Executive Officer and President of MITT;
Head of Structured Credit & Specialty Finance,
TPG Angelo Gordon

Nicholas Smith
Chief Investment Officer of MITT;
Head of Residential Whole Loan Business, TPG
Angelo Gordon

Executive Officers

T.J. Durkin
Chief Executive Officer and President

Nicholas Smith
Chief Investment Officer

Anthony Rossiello
Chief Financial Officer and Treasurer

Jenny B. Neslin
General Counsel and Secretary

Andrew Parks
Chief Risk Officer

Corporate Information

Stock Exchange
The Company's common shares are listed under the symbol
MITT on the New York Stock Exchange.

2023 Independent Auditor
PricewaterhouseCoopers LLP, New York, New York

Annual Meeting
May 2, 2024 - 9:00 a.m. Eastern Time
https://web.lumiconnect.com/201017455

Formal advance notice of the annual meeting will be mailed to
stockholders.

Stockholder Communications
Any stockholder wishing to receive a copy of the Company's
Annual Report on Form 10-K for the fiscal year ended
December 31, 2023, as filed with the Securities and Exchange
Commission, may obtain such report, without charge, upon
written request to AG Mortgage Investment Trust, Inc., 245
Park Avenue, 26th Fl., New York, NY 10167, Attn: Investor
Relations.

Transfer Agent and Registrar
Equiniti Trust Company, LLC
55 Challenger Road, Floor 2
Ridgefield Park, NJ 07660
1-(800)-937-5449

Executive Offices
AG Mortgage Investment Trust, Inc.
245 Park Avenue, 26th Floor
New York, New York 10167 (212) 692-2000
www.agmit.com